UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month ended June 30, 2014

Commission File Number 0-28564

QIAGEN N.V.

Spoorstraat 50

5911 KJ Venlo

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

QIAGEN N.V.

Form 6-K

Item

Notice of Annual General Meeting of Shareholders

Invitation to attend the Annual General Meeting of Shareholders of QIAGEN N.V.

Notice of Annual General Meeting of Shareholders

QIAGEN N.V. Proxy Statement 2014

Attendance Form for Annual General Meeting of Shareholders (Beneficial Holders)

Attendance Form for Annual General Meeting of Shareholders (Registered)

Proxy Card for Annual General Meeting of Shareholders

Voting Results of the 2014 Annual General Meeting of Shareholders

QIAGEN N.V. Annual Report 2013

QIAGEN N.V. IFRS Financial Reports 2013

Signatures

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Annual General Meeting”) of QIAGEN N.V. (the “Company”), a public limited liability company organized under the laws of The Netherlands, with corporate seat in Venlo, The Netherlands will be held at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands on Wednesday, June 25, 2014 at 10:30 a.m., local time.

Agenda

1.	Opening;

2.	Managing Board Report for the year ended December 31, 2013 (“Fiscal Year 2013”);

3.	a. Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Fiscal Year 2013;

b. Report of the Remuneration Committee of the Supervisory Board for Fiscal Year 2013;

4.	Adoption of the Annual Accounts for Fiscal Year 2013 (voting item);

5.	Reservation and dividend policy;

6.	Discharge from liability of the Managing Directors for the performance of their duties during Fiscal Year 2013 (voting item);

7.	Discharge from liability of the Supervisory Directors for the performance of their duties during Fiscal Year 2013 (voting item);

8.	(Re-) Appointment of the following seven Supervisory Directors of the Company for a term ending on the date of the Annual General Meeting in 2015 (voting items):

a.	Dr. Werner Brandt;

b.	Mr. Stéphane Bancel;

c.	Dr. Metin Colpan;

d.	Prof. Dr. Manfred Karobath;

e.	Mr. Lawrence A. Rosen;

f.	Ms. Elizabeth E. Tallett and

g.	Dr. Elaine Mardis

1 / 4

9.	Reappointment of the following two Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2015 (voting items):

a.	Mr. Peer Schatz;

b.	Mr. Roland Sackers;

10.	Amendment to the remuneration policy with respect to the Managing Board (voting item);

11.	Amendment to the remuneration of the Supervisory Board to:

a.	amend the cash based remuneration of the Supervisory Board (voting item); and

b.	amend the equity based remuneration of the Supervisory Board (voting item);

12.	Reappointment of Ernst & Young Accountants LLP as auditors of the Company for the fiscal year ending December 31, 2014 (voting item);

13.	Authorization of the Supervisory Board, until December 25, 2015 to:

a. issue a number of Common Shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2013 as included in the Annual Accounts for Fiscal Year 2013, (voting item); and

b. restrict or exclude the pre-emptive rights with respect to issuing shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of twenty percent (20%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2013 (voting item);

14.	Authorization of the Managing Board, until December 25, 2015, to acquire shares in the Company’s own share capital (voting item);

15.	Approval of the 2014 Stock Plan (voting item);

16.	Questions;

17.	Closing.

2 / 4

Available documentation

Copies of the Annual Accounts for Fiscal Year 2013, the reports of the Supervisory Board and the Managing Board, the explanatory notes to the agenda, including the list of binding nominees for (re-)appointment to the Supervisory Board and the Managing Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company, LLC (“AST”) at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting and through the Company’s website (www.qiagen.com).

Record Date

The record date for persons considered as entitled to participate and vote at the Annual General Meeting or by proxy, provided those persons are registered for the Annual General Meeting in accordance with the provisions set forth below, is close of business (New York time) on Wednesday, May 28, 2014 (the “Record Date”).

Attendance

On or about May 29, 2014, a proxy statement together with an attendance form and form of proxy will be mailed to the record holders of shares as of the Record Date entitled to participate and vote at the Annual General Meeting. Record holders of shares wishing to exercise their rights in person are obliged to complete, sign and send the attendance form, such that the attendance form is received no later than 5 p.m. New York time on June 18, 2014 at the offices of AST, 6201 15th Avenue, Brooklyn, New York 11219, United States of America or by email at the following e-mail address: admin2@amstock.com.

Proxy

Record holders of shares wishing to exercise their shareholder rights by proxy are obliged to complete, sign and send the proxy card, such that the proxy card is received no later than 5 p.m. New York time on June 20, 2014 at the offices of AST, 6201 15th Avenue, Brooklyn, New York 11219, United States of America or by email at the following e-mail address: admin2@amstock.com.

Registered holders of type II shares, as referred to in article 8.3 (ii) of the Company’s Articles of Association, are requested to state the serial number of the share certificates on the attendance form or proxy card.

The Company will send a card of admission to record holders of shares that have properly notified the Company of their intention to attend the Annual General Meeting.

As in prior years, the official language of the Annual General Meeting shall be the English language.

3 / 4

The Managing Board

Venlo, The Netherlands

May 14, 2014

4 / 4

DEAR SHAREHOLDER:

You are cordially invited to attend the Annual General Meeting of Shareholders of QIAGEN N.V. (the “Company”) to be held on Wednesday, June 25, 2014 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

We have attached a Notice of Annual General Meeting, including the Agenda and Explanatory Notes thereto, and enclosed an attendance form and proxy card for use in connection with the meeting.

We hope that you will be able to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it to American Stock Transfer and Trust Company, as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the meeting. The signed attendance form must be received no later than 5 p.m. (New York time) on June 18, 2014 in order for you to attend the meeting.

Whether or not you plan to attend the Annual General Meeting, it is important that your Common Shares are represented. Therefore, please complete, sign, date and return the enclosed proxy card promptly in the enclosed envelope, which requires no postage if mailed in the United States. The proxy card must be received no later than 5:00 p.m. (New York time) on June 20, 2014 for your vote to count. This will ensure your proper representation at the Annual General Meeting. If you attend the Annual General Meeting, you may vote in person if you wish, even if you have previously returned your proxy.

Sincerely,

/s/ Peer M. Schatz

PEER M. SCHATZ

Managing Director

Venlo, The Netherlands

May 14, 2014

YOUR VOTE IS IMPORTANT.

PLEASE RETURN YOUR ATTENDANCE FORM OR PROXY CARD PROMPTLY.

QIAGEN N.V.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD JUNE 25, 2014

TO THE SHAREHOLDERS:

Notice is hereby given that the Annual General Meeting of Shareholders (the “Annual General Meeting”) of QIAGEN N.V. (the “Company”), a public limited liability company organized and existing under the laws of The Netherlands, will be held on Wednesday, June 25, 2014 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

The Agenda of the Annual General Meeting of the Company, containing proposals of the Managing Board and the Supervisory Board of the Company, is as follows:

1.	Opening.

2.	Managing Board Report for the year ended December 31, 2013 (“Fiscal Year 2013”).

3.	a. Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Fiscal Year 2013.

b.	Report of the Remuneration Committee of the Supervisory Board for Fiscal Year 2013.

4.	Adoption of the Annual Accounts for Fiscal Year 2013 (voting item).

5.	Reservation and dividend policy.

6.	Discharge from liability of the Managing Directors for the performance of their duties during Fiscal Year 2013 (voting item).

7.	Discharge from liability of the Supervisory Directors for the performance of their duties during Fiscal Year 2013 (voting item).

8.	(Re-) Appointment of the following seven Supervisory Directors of the Company for a term ending on the date of the Annual General Meeting in 2015 (voting items):

a.	Dr. Werner Brandt;

b.	Mr. Stéphane Bancel;

c.	Dr. Metin Colpan;

d.	Prof. Dr. Manfred Karobath;

e.	Mr. Lawrence A. Rosen;

f.	Ms. Elizabeth E. Tallett; and

g.	Dr. Elaine Mardis.

9.	Reappointment of the following two Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2015 (voting items):

a.	Mr. Peer Schatz; and

b.	Mr. Roland Sackers.

10.	Amendment to the Remuneration Policy with respect to the Managing Board (voting item).

11.	Amendment to the remuneration of the Supervisory Board to:

a.	amend the cash based remuneration of the Supervisory Board (voting item); and

b.	amend the equity based remuneration of the Supervisory Board (voting item).

12.	Reappointment of Ernst & Young Accountants LLP as auditors of the Company for the fiscal year ending December 31, 2014 (voting item).

13.	Authorization of the Supervisory Board, until December 25, 2015 to:

a.	issue a number of Common Shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2013 as included in the Annual Accounts for Fiscal Year 2013, (voting item); and

b.	restrict or exclude the pre-emptive rights with respect to issuing shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of twenty percent (20%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2013 (voting item).

14.	Authorization of the Managing Board, until December 25, 2015, to acquire shares in the Company’s own share capital (voting item).

15.	Approval of the 2014 Stock Plan (voting item).

16.	Questions.

17.	Closing.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Fiscal Year 2013, the reports of the Supervisory Board and the Managing Board, the list and biographies of binding nominees for election to the Supervisory Board and the Managing Board and the information sent to the record holders of Common Shares in connection with the Annual General Meeting can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company, LLC at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting. Copies are also available electronically at the Investor Relations section of our website: www.qiagen.com/about-us/investors/.

In an effort to reduce our cost of printing and mailing documents for the Annual General Meeting and to exhibit environmentally responsible conduct, we are not mailing paper copies of our 2013 Annual Report to our shareholders. The 2013 Annual Report, which provides additional information regarding our 2013 financial results, and copies of the Notice of Annual General Meeting, including the Agenda and Explanatory Notes thereto, and Annual Accounts for Fiscal Year 2013, can be accessed over the Internet at the Investor Relations section of our website: www.qiagen.com. Printed copies of the 2013 Annual Report can also be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting by visiting our website: www.qiagen.com/about-us/investors/contact/ or by contacting QIAGEN Sciences LLC, Attention: Executive Assistant to Chief Financial Officer, 19300 Germantown Rd, Germantown, MD 20874, United States of America, Phone number: +1 240 686 7774 until the close of the Annual General Meeting.

Close of business (New York time) on Wednesday, May 28, 2014 is the record date for the determination of the record holders of Common Shares entitled to participate in and vote at the Annual General Meeting or by proxy.

All shareholders are cordially invited to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the Annual General Meeting.

Whether you plan to attend the Annual General Meeting or not, you are requested to complete, sign, date and return the enclosed proxy card as soon as possible in accordance with the instructions on the card. A pre-addressed, postage prepaid return envelope is enclosed for your convenience. Completed proxy cards may also be submitted via e-mail to admin2@amstock.com.

By Order of the Managing Board

/s/ Peer M. Schatz

PEER M. SCHATZ
Managing Director

May 14, 2014

Venlo, The Netherlands

QIAGEN N.V.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

EXPLANATORY NOTES TO AGENDA

I.    General

The enclosed proxy card and the accompanying Notice of Annual General Meeting of Shareholders and Agenda are being mailed to shareholders of QIAGEN N.V. (the “Company”) in connection with the solicitation by the Company of proxies for use at the Annual General Meeting of Shareholders of the Company to be held on Wednesday, June 25, 2014 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands. These proxy solicitation materials were mailed on or about May 29, 2014 to all shareholders of record as of May 28, 2014, the record date for the Annual General Meeting.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for the year ended December 31, 2013 (“Fiscal Year 2013”), the reports of the Supervisory Board and the Managing Board, the list and biographies of binding nominees for election to the Supervisory Board and the Managing Board and the information sent to the record holders of Common Shares in connection with the Annual General Meeting can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company, LLC at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting. Copies are also available electronically at the Investor Relations section of our website: www.qiagen.com/about-us/investors/.

In an effort to reduce our cost of printing and mailing documents for the Annual General Meeting and to exhibit environmentally responsible conduct, we are not mailing paper copies of our 2013 Annual Report to our shareholders. The 2013 Annual Report, which provides additional information regarding our 2013 financial results, and copies of the Notice of Annual General Meeting, including the Agenda and Explanatory Notes thereto, and Annual Accounts for Fiscal Year 2013, can be accessed over the Internet at the Investor Relations section of our website, www.qiagen.com. Printed copies of the 2013 Annual Report can also be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting by visiting our website: www.qiagen.com/about-us/investors/contact, or by contacting QIAGEN Sciences LLC, Attention: Executive Assistant to Chief Financial Officer, 19300 Germantown Rd, Germantown, MD 20874, United States of America, Phone number: +1 240 686 7774 until the close of the Annual General Meeting. Completed proxy cards may also be submitted via e-mail to admin2@amstock.com.

The reasonable cost of soliciting proxies, including expenses in connection with preparing and mailing the proxy solicitation materials, will be borne by the Company. In addition, the Company will reimburse brokerage firms and other persons representing beneficial owners of Common Shares for their expenses in forwarding proxy materials to such beneficial owners. Solicitation of proxies by mail may be supplemented by telephone, telegram, telex, electronic mail and personal solicitation by directors, officers or employees of the Company. No additional compensation will be paid for such solicitation.

The Company is not subject to the proxy solicitation rules contained in Regulation 14A promulgated under the United States Securities Exchange Act of 1934, as amended.

II.	Voting and Solicitation

In order to attend, address and vote at the Annual General Meeting, or vote by proxy, the record holders of Common Shares are requested to advise the Company in writing in accordance with the procedures set forth in the Notice of Annual General Meeting of Shareholders. Close of business (New York time) on Wednesday, May 28, 2014 is the record date for the determination of the record holders of Common Shares entitled to participate in and vote at the Annual General Meeting or by proxy.

1

As of May 8, 2014, there were 239,707,359 Common Shares outstanding (including 7,146,687 shares without voting rights held in treasury by the Company). Shareholders are entitled to one vote for each Common Share held. The proposals to appoint members to the Supervisory Board and the Managing Board set forth under Items 8 and 9 of the Agenda may be overruled by resolution adopted by at least two-thirds of the votes cast, if such votes represent more than fifty percent (50%) of the issued share capital of the Company as of the date of the Annual General Meeting. The proposal to authorize the Supervisory Board to restrict or exclude the preemptive rights with respect to issuing shares or granting subscription rights set forth under Item 13b of the Agenda shall be validly adopted if adopted by at least two-thirds of the votes cast at the Annual General Meeting if less than fifty percent (50%) of the Company’s issued share capital is present or represented at the Annual General Meeting. If fifty percent (50%) or more of the Company’s issued share capital is present or represented at the Annual General Meeting, the proposal set forth under Item 13b of the Agenda shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting. All other proposals presented to the shareholders at the Annual General Meeting shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivery to the Company of a written notice of revocation or a duly executed proxy bearing a later date. Any shareholder who has executed a proxy but is present at the Annual General Meeting, and who wishes to vote in person, may do so by revoking his or her proxy as described in the preceding sentence. Mere attendance at the Annual General Meeting will not serve to revoke a proxy. Common Shares represented by valid proxies received in time for use at the Annual General Meeting and not revoked at or prior to the Annual General Meeting, will be voted at the Annual General Meeting.

III.	Explanatory Notes to Agenda Items

Explanatory Note to Item 2—Managing Board Report for Fiscal Year 2013

At the Annual General Meeting, the Managing Board will conduct a presentation on the performance of the Company during Fiscal Year 2013. Following the presentation, shareholders will be invited to discuss and ask questions about the Company’s performance.

Explanatory Note to Item 3 a—Supervisory Board Report on the Company’s Annual Accounts for Fiscal Year 2013

At the Annual General Meeting, the Supervisory Board will conduct a presentation of its report on the Company’s Annual Accounts for Fiscal Year 2013. Following the presentation, shareholders will be invited to discuss and ask question about the Annual Accounts.

Explanatory Note to Item 3 b—Report of the Remuneration Committee of the Supervisory Board for Fiscal Year 2013

In accordance with newly adopted legislation aimed at improving transparency regarding the implementation of the Remuneration Policy for members of the Managing Board, the Compensation Committee will present the Remuneration Policy and its implementation.

Explanatory Note to Item 4—Adoption of the Annual Accounts

The shareholders of the Company are being asked to adopt the Annual Accounts for Fiscal Year 2013. The Annual Report and the Annual Accounts have been prepared by the Managing Board and approved by the Supervisory Board of the Company.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Fiscal Year 2013 and the reports of the Supervisory Board and the Managing Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at

2

Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company, LLC at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting. Copies are also available electronically at the Investor Relations section of our website, www.qiagen.com.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 5—Reservation and Dividend Policy

The Company’s reservation and dividend policy is to retain the profits by way of reserve, as is common among fast growing companies with significant future expansion potential in rapidly developing fields. Consequently, the Company will not pay a dividend to the shareholders out of the Fiscal Year 2013 profits. This policy benefits our shareholders by increasing share value, and the Company believes that this policy is aligned with shareholders’ taxation preferences.

Explanatory Note to Item 6—Discharge from Liability of the Managing Directors

Under Dutch law, the adoption of the Annual Accounts does not automatically discharge the members of the Managing Board and the Supervisory Board from liability for the performance of their duties during Fiscal Year 2013. The grant of such discharge from liability is typical for Dutch companies, and its approval is commonly included on the agenda for annual general meetings.

The shareholders of the Company are being asked to approve a discharge from liability of the members of the Managing Board for the performance of their duties during Fiscal Year 2013, as described in the 2013 Annual Report and the 2013 Annual Accounts or as otherwise disclosed to the General Meeting of Shareholders.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 7—Discharge from Liability of the Supervisory Directors

The shareholders of the Company are being asked to approve a discharge from liability of the members of the Supervisory Board for the performance of their duties during Fiscal Year 2013, as described in the 2013 Annual Report and the 2013 Annual Accounts or as otherwise disclosed to the General Meeting of Shareholders.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Items 8 and 9—(Re-) Appointment of the Supervisory Directors and the Reappointment of the Managing Directors

The Supervisory Board and the Managing Board acting together at a joint meeting (the “Joint Meeting”) resolved to make a binding nomination for the re-election of six of the seven current members of the Supervisory Board, the election of one new member to the Supervisory Board and the re-election of all current members of the Managing Board. Prof. Dr. Dr. h.c. Detlev H. Riesner, who served as Chairman of our Supervisory Board until May 5, 2014, has decided not to stand for reelection.

3

The Supervisory Board consists of such number of members, with a minimum of three members, as the Joint Meeting thereof may determine. The Supervisory Board presently consists of seven members. The Joint Meeting has set the number of members of the Supervisory Board at seven as of the date of the Annual General Meeting. The Supervisory Directors are elected by a vote of the shareholders of the Company at the Annual General Meeting, subject to the authority of the Supervisory Board to appoint up to one-third of its members if vacancies occur during a fiscal year. The Managing Board has one or more members as determined by the Supervisory Board. The Managing Board presently consists of two members. Managing Directors are appointed by a vote of the shareholders of the Company at the Annual General Meeting. The Supervisory Board and the Managing Board at the Joint Meeting may make a binding nomination to fill each vacancy on the Supervisory Board and Managing Board. At the Annual General Meeting, the shareholders may overrule the binding nature of a nomination by resolution adopted with a majority of at least two-thirds of the votes cast, if such majority represents more than half the issued share capital of the Company as of the date of the Annual General Meeting. Our shareholders vote for each nominee for appointment to our Supervisory Board and Managing Board individually.

Supervisory Directors and Managing Directors are appointed annually for a period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

By unanimous written consent dated May 5, 2014, the Joint Meeting resolved to make a binding nomination for seven members of the Supervisory Board and two members of the Managing Board. The seven binding nominees for election to the Supervisory Board positions are as follows, each nominee listed under “a” below has been proposed for election and re-election, as applicable:

•	Nominations for position no. 1: a. Dr. Werner Brandt and b. Mr. Stéphane Bancel;

•	Nominations for position no. 2: a. Mr. Stéphane Bancel and b. Dr. Metin Colpan;

•	Nominations for position no. 3: a. Dr. Metin Colpan and b. Prof. Dr. Manfred Karobath;

•	Nominations for position no. 4: a. Prof. Dr. Manfred Karobath and b. Mr. Lawrence A. Rosen;

•	Nominations for position no. 5: a. Mr. Lawrence A. Rosen and b. Ms. Elizabeth E. Tallett;

•	Nominations for position no. 6: a. Ms. Elizabeth E. Tallett and b. Dr. Elaine Mardis; and

•	Nominations for position no. 7: a. Dr. Elaine Mardis and b. Dr. Philipp von Hugo.

The Supervisory Board believes that these nominees meet the criteria for Supervisory Board positions, as approved by the Supervisory Board and set forth on the Company’s website, and that they will make significant contributions to the Supervisory Board in view of their broad international, financial and management experience, integrity and ethics. The experience and qualifications of each nominee to the Supervisory Board are described below.

The binding nominations for each of the two Managing Board positions are as follows, each nominee listed under “a” below has been proposed for re-election:

•	Nominations for position no. 1: a. Mr. Peer M. Schatz and b. Mr. Roland Sackers; and

•	Nominations for position no. 2: a. Mr. Roland Sackers and b. Ms. Birgit Bergfried.

The following is a brief summary of the background of each of the Supervisory Director and Managing Director nominees. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries.

Stéphane Bancel, 41, has been a member of the Supervisory Board and the Compensation Committee since 2013. He is President and Founding Chief Executive Officer of Moderna Therapeutics, Inc., a start-up biotechnology company based in Cambridge, Massachusetts that is advancing multiple drug development

4

programs involving messenger RNA therapeutics. Before joining Moderna, Mr. Bancel served for five years as Chief Executive Officer of the French diagnostics company bioMérieux SA. Prior to bioMérieux, he was Managing Director of Eli Lilly in Belgium and Executive Director of Global Manufacturing Strategy and Supply Chain at Eli Lilly in Indianapolis, Indiana after having started at Lilly in Great Britain. Before joining Eli Lilly, Mr. Bancel served as Asia-Pacific Sales and Marketing Director for bioMérieux while based in Tokyo, Japan. He holds a Master of Engineering degree from École Centrale Paris, a Master of Science in Chemical Engineering from the University of Minnesota and an M.B.A. from Harvard Business School.

Dr. Werner Brandt, 60, joined the Company’s Supervisory Board in 2007. In the same year, he was appointed Chairman of the Audit Committee. In the Supervisory Board meeting dated May 5, 2014 he was appointed as Chairman of the Supervisory Board. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. Dr. Brandt has notified SAP AG of his intention to retire from SAP AG and not to stand for reelection to the Executive Board at SAP AG’s upcoming annual meeting. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt is currently a member of the Supervisory Board of Deutsche Lufthansa AG and RWE AG where he also holds the position of Chairman of the Audit Committee. Dr. Brandt completed his Doctorate in Business Administration from the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981.

Dr. Metin Colpan, 59, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of Qalovis Farmer Automatic Energy GmbH, Laer, Germany and EM Brake Systems AG, Schloss-Holte. Dr. Colpan previously served as a Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG each in Munich, Germany. Dr. Colpan obtained his Ph.D. and Master of Science. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983.

Professor Dr. Manfred Karobath, 73, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. From 1967 to 1980, Prof. Dr. Karobath worked first in the Department of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became Professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.

Lawrence A. Rosen, 56, has been a member of the Supervisory Board as well as of the Audit Committee since 2013. On May 5, 2014 he was appointed by the Supervisory Board as Chairman of the Audit Committee. Mr. Rosen is a member of the Board of Management and Chief Financial Officer of Deutsche Post DHL. In this position, which he has held since September 2009, Mr. Rosen is in charge of controlling, corporate accounting and reporting, investor relations, corporate finance, corporate internal audit and security, taxes, as well as the group’s global business services. Prior to joining Deutsche Post DHL, Mr. Rosen served as the Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA in Germany from 2003 to 2009. Prior to that, he worked for Aventis SA in Strasbourg, France, as Senior Vice President and Treasurer. Between 1984 and 2000, Mr. Rosen held different positions at the Aventis predecessor companies Hoechst AG and American Hoechst/Hoechst Celanese Inc. Mr. Rosen, who is a U.S. citizen, holds a Bachelor’s degree in Business Administration from the State University of New York and an M.B.A. from the University of Michigan.

5

Elizabeth E. Tallett, 65, joined the Company’s Supervisory Board as well as the Audit Committee and Compensation Committee in 2011. Ms. Tallett has been a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, since 2002. Her senior management experience includes President and Chief Executive Officer of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett graduated from Nottingham University, England with dual Bachelor’s degrees with honors in mathematics and economics. She is a member of the Board of Directors of Principal Financial Group, Inc., WellPoint, Inc. and Meredith Corp. Ms. Tallett is currently the Lead Director for Principal. She was also a director of Varian, Inc., Immunicon, Inc., Varian Semiconductor Equipment Associates, Inc., Coventry Health Care, Inc. and IntegraMed America, Inc. at times during the past five years. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is a Trustee of Solebury School in Pennsylvania.

Dr. Elaine Mardis, 51, is the Robert E. and Louise F. Dunn Distinguished Professor of Medicine at George Washington University and also serves as Co-Director of Technology Development at its Genome Institute where she has worked since 1993. Dr. Mardis serves on several study sections of the U.S. National Institutes of Health, is an editorial board member of Genome Research and acts as a reviewer for Nature and Genome Research. She serves as Chair of the Basic and Translational Sciences Committee for the American College of Surgeons Oncology Group, a National Cancer Institute-funded cooperative group. Dr. Mardis also serves on the scientific advisory boards of Pacific Biosciences, Inc. and Edge Biosciences, Inc. Dr. Mardis is also Professor in the Department of Genetics, with an adjunct appointment in the Department of Molecular Microbiology at Washington University. Prior to joining the Washington University faculty, she was a senior research scientist at Bio-Rad Laboratories in Hercules, California. Dr. Mardis received her Bachelor of Science in Zoology in 1984 and her Ph.D. in Chemistry and Biochemistry in 1989 from the University of Oklahoma.

Dr. Philipp von Hugo, 47, joined the Company in 2003. Dr. von Hugo is the Head of Global Legal Affairs of the Company. He holds a law degree from the University of Hamburg and a doctorate degree from the University of Kiel.

Peer M. Schatz, 48, joined the Company in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003, he was Chief Financial Officer and became a member of the Managing Board in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Until 2008, Mr. Schatz was a member of the Supervisory Board of Evotec AG. Until 2011, he served as a member of the Managing Board of PMS Asset Management GmbH. Mr. Schatz also previously served as a member of the German Corporate Governance Commission from 2002 to January 2012. He is also Chairman of the Board of Directors of QIAGEN Marseille S.A., a majority-owned subsidiary of the Company. Mr. Schatz graduated from the University of St. Gallen, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991.

Roland Sackers, 45, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Diplom-Kaufmann from the Westfälische Wilhelms-Universität Münster, Germany after studying business administration. Until 2006, he was a member of the Supervisory Board and Audit Committee of IBS AG. Mr. Sackers was also a member of the board of directors of Operon Biotechnologies, Inc., until December 2007. Mr. Sackers is a board member of the biotechnology industry association BIO Deutschland. He is also a non-executive director and Chair of the Audit Committee of Immunodiagnostic Systems Holding, a leading producer of immunological tests for research and diagnostic applications publicly listed in the United Kingdom, as well as member of the Board of Directors and head of the Audit Committee of QIAGEN Marseille S.A., a majority-owned subsidiary of the Company.

6

Birgit Bergfried, 48, joined the Company in 1997 as Managing Administrator. Ms. Bergfried holds a degree in economics from the University of Applied Sciences in Aachen.

Information concerning the ownership of Common Shares of each nominee to the Supervisory Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company, LLC at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting. The Dutch Authority of Financial Markets (“AFM”) maintains a public database of notifications regarding share holdings and voting rights of directors on its website. This database includes all notifications made by the current members of the Supervisory Board regarding their holdings of Common Shares and related voting rights. The database can be accessed through an Internet link on our website: www.qiagen.com.

THE SUPERVISORY BOARD AND THE MANAGING BOARD ACTING TOGETHER AT THE JOINT MEETING UNANIMOUSLY RECOMMEND THE (RE-) APPOINTMENT OF EACH PROPOSED NOMINEE TO THE SUPERVISORY BOARD AND THE MANAGING BOARD. EACH NOMINEE LISTED UNDER “A” IN THE NOMINATIONS ABOVE HAS BEEN PROPOSED FOR (RE-) APPOINTMENT. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 10—Amendment to the Remuneration Policy of the Managing Board

During 2013, the Supervisory Board and the Compensation Committee discussed and evaluated some adjustments to the current Remuneration Policy for the Managing Board in view of equity-based compensation to further optimize the alignment of the remuneration with long-term shareholder interests and to reflect changes to market trends, best practices and benchmarks since 2005 when the Remuneration Policy was most recently adopted at the General Meeting.

Therefore, it is proposed that long-term equity-based compensation grants to members of the Managing Board under the 2014 Stock Plan (Item 15), if adopted by the shareholders, shall primarily consist of an award of performance stock units, i.e. long-term incentive awards which are subject to performance criteria.

The number of performance stock units to be granted as annual equity based remuneration to the members of the Managing Board will be determined on an individual basis by the Supervisory Board, taking into account a variety of factors that include external benchmarks, the Managing Director’s experience as well as the complexity of the position and the scope and areas of his or her responsibility, consistent with the framework for remuneration of other senior managers of the Company and in alignment with the intended long term retention of our top management and our long term initiatives. In any event, the value (depreciated due to factors such as risk of forfeiture and the Company’s failure to achieve its long term initiatives, and the length of the vesting terms) of the regular annual long-term incentive awards shall not be greater than 300% of the value of the annual fixed salary for each Managing Board member.

The number of performance stock units to be earned pursuant to the grants to the members of the Managing Board will be subject to the achievement of challenging performance goals. 90% of each award shall be based on absolute performance measures and 10% of each award shall be based on relative performance targets. An overachievement of a performance goal will result in an increase in the number of performance stock units earned on a scale which is capped at 120% of the total award. Conversely, an underachievement will result in a decrease in the number of performance stock units earned. No performance stock units will be earned in the event that the Company’s adjusted EBIT is negative for the year of the grant.

7

Absolute performance measures shall consist of the following key financial indicators:

Performance Measure/ Key Financial Indicator	Contribution to the annual performance stock unit award

Net Sales	40%

Operating Income*	40%

Free Cash Flow*	10%

*	Adjusted for extraordinary effects as publicly disclosed in the Company’s public filings

The absolute figures of these key financial indicators will each be derived from the Company’s annual budget. The Supervisory Board shall be authorized to set other comparable key financial indicators with a different weight to reflect changes from the current strategy and goals of the Company. In the event that less than 100% of one of the above stated key financial indicators is achieved, the corresponding number of performance stock units will be reduced accordingly, e.g. a 90% achievement of the stated Net Sales figure will lead to a 10% reduction of the number of performance stock units earned based on the achievement of such figure.

The relative performance target shall be the share price performance of the Company, measured at the end of each calendar year against the share price performance of an index developed from a selected peer group representing a balanced mix of U.S. and European companies in the industries in which we operate: life science, diagnostics and pharmaceuticals. The peer group is currently represented by the following companies:

Europe	United States

Actelion Pharmaceuticals Ltd.	C.R. Bard, Inc.

Elan Corporation (now Perrigo Company)	Cepheid Inc.

H. Lundbeck A/S	Charles River Laboratories

Ipsen SA	International, Inc.

Jazz Pharmaceuticals plc	Covance Inc.

Lonza Group AG	Genomic Health Inc.

Meda AB	Hologic, Inc.

Merck KGaA	Hospira, Inc.

Mettler-Toledo International Inc.	IDEXX Laboratories, Inc.

Nobel Biocare Services AG	Illumina, Inc.

Novozymes A/S	Kinetic Concepts, Inc.

Orion Corporation	Waters Corporation

Pronova Biopharma ASA (now part of BASF)	Meridian Bioscience, Inc.

Shire plc	Myriad Genetics, Inc.

UCB SA	PerkinElmer, Inc.

Sigma-Aldrich Corporation

Thermo Fisher Scientific Inc.

The Supervisory Board may revise the peer group from time to time, taking into account future changes in the market environment, consolidation within these industries and potential changes in the Company’s strategy.

The relative performance target will be achieved if the Company matches the average share price performance of the peer group index. If the Company exceeds this target, additional performance stock units will be earned on a linear scale, subject to a cap which is set at 100% overachievement of the peer group share price performance. The relative performance target will be valued at zero if the QIAGEN share price performance is more than 25% lower than the peer group’s share price performance.

8

When the performance criteria are achieved, these performance stock units will be further subject to the following time-based vesting: the first 40% of the number of units earned from each annual grant will vest three years from the date of grant of the performance stock unit award, an additional 50% of the number of units earned shall vest five years from the date of grant and the final 10% of the number of units earned shall vest ten years from the date of grant.

The Supervisory Board hereby proposes to the General Meeting to resolve that the future annual regular equity remuneration for members of the Managing Board be made in accordance with the 2014 Stock Plan, if adopted by the shareholders, taking into account the above described performance criteria. Grants of stock options and restricted stock units which are based on time vesting only shall no longer be granted on a regular basis and shall be reserved for use as special equity incentive rewards in certain situations.

In line with the current Remuneration Policy, the Supervisory Board may also award long-term cash bonus arrangements linked to the performance criteria set forth above in addition or in lieu of the above described performance stock units to the members of the Managing Board. Such arrangements may be combined with the requirement to invest a certain amount of the Management remuneration by purchasing QIAGEN shares.

Additionally, the Remuneration Policy has been amended to clarify that the Company and its subsidiaries may indemnify members of the Managing Board for claims arising from or in connection with their position as a member of the Managing Board or other positions fulfilled at the request of the Company.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 11—Amendment to the remuneration of the Supervisory Board

Dutch law stipulates that the shareholders at the Annual General Meeting, upon the proposal of the Supervisory Board, determine the remuneration of the members of the Supervisory Board.

The objective of our remuneration is to achieve a total remuneration level, both short-term and long term, which is comparable with levels provided by other European and United States-based companies. In early 2014 we conducted a board remuneration benchmark review of 36 peer companies of similar size and complexity in similar industries, including biotechnology, life science supplies, diagnostics and pharmaceuticals. Based on the results of this review, the Supervisory Board proposes an alignment of the Supervisory Board remuneration to the applicable market standards to reflect our nexus to the European Markets as a Dutch company as well as its U.S. focus as a NASDAQ listed company subject to U.S. regulations and the fact that three of the seven nominated Supervisory Board members are residing in the United States.

Compensation for each member of the Supervisory Board shall be reported in the Notes to our Consolidated Financial Statements and subdivided into appropriate categories.

Cash Based Remuneration of the Supervisory Board (Item 11a)

The Supervisory Board proposes the following annual cash based remuneration of the Supervisory Board members effective as of January 1, 2014:

Fee payable to the Chairman of the Supervisory Board	$110,000 for 2014

$150,000 beginning in 2015

Fee payable to the Vice-Chairman of the Supervisory Board	$70,000 for 2014

$90,000 beginning in 2015

Fee payable to each other member of the Supervisory Board	$57,500

9

Additional compensation will be payable annually to members of the Supervisory Board holding the following positions:

Fee payable to the Chairman of the Audit Committee	$25,000

Fee payable to each other member of the Audit Committee	$15,000

Fee payable to the Chairman of the Compensation Committee	$18,000

Fee payable to each other member of the Compensation Committee	$11,000

Fee payable to the Chairman of the Selection and Appointment Committee and other committees instituted	$12,000

Fee payable to each other member of the Selection and Appointment Committee and other committees instituted	$6,000

Further, the Supervisory Directors will be reimbursed for tax consulting costs incurred in connection with the preparation of their tax returns up to an amount of Euro 5,000 per person per fiscal year.

Equity Based Remuneration of the Supervisory Board (Item 11b)

The shareholders of the Company are hereby being asked to adopt the equity-based remuneration of the members of the Supervisory Board effective as of January 1, 2014. The Supervisory Board proposes to change the current practice and to replace the grant of stock options with the grant of restricted stock unit awards (RSUs). RSUs will be issued pursuant to the terms of the 2014 Stock Plan, if adopted by the shareholders (see Item 15). RSUs represent rights to receive Common Shares at future dates if the individual continues to provide service to the Company. The RSUs will be structured so that 40% of each award will vest three years from the grant date and the remaining 60% will vest five years from the grant date. The members of the Supervisory Board shall each be granted on an annual basis 11,500 RSUs. The number of RSUs subject to each annual grant shall be reduced by 0.25% per each 1% increase in the Company’s share price and increased by 0.25% per each 1% decrease in the Company’s share price, whereby the share price shall be determined as the average trading price of the Company’s Common Shares from July 1 through December 31 of each year preceding the grant.

One of the best practice provisions of the Dutch Corporate Governance Code states that a Supervisory Board member should not be granted any shares and/or rights to purchase shares by way of remuneration. It is not uncommon for internationally oriented companies however to grant equity-based compensation to members of their Supervisory Boards. For that reason, and in order to attract and retain highly skilled and experienced international candidates with the required expert knowledge, the Company wishes to continue granting equity based remuneration to members of the Supervisory Board

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 12—Reappointment of Auditors

On May 5, 2014, the Supervisory Board approved a resolution to propose to the shareholders of the Company at the Annual General Meeting, and hereby does so propose, the reappointment of Ernst & Young Accountants LLP to audit the financial statements of the Company for the fiscal year ending December 31, 2014. Ernst & Young Accountants LLP audited the Company’s financial statements for Fiscal Year 2013.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

10

Explanatory Note to Item 13—Extension of Certain Powers of the Supervisory Board

In our general meeting of shareholders held on June 26, 2013, the Supervisory Board was designated, for a period of eighteen months, to issue shares and grant rights to subscribe for shares in the amount of the Company’s authorized share capital. This designation also entails the authority to limit or exclude pre-emptive rights in connection with the issuance of shares.

The Managing Board and the Supervisory Board consider it in the best interest of the Company and its shareholders for the Supervisory Board to be able to react in a timely manner when strategic business opportunities that require issuance of our shares arise. For example, in the past, this designation has been used in conducting acquisitions and in relation to the issuance of convertible bonds because of the short window of opportunity for completing such transactions to maximize shareholder value. Our ability to pursue strategic business opportunities that require issuance of our shares may be limited if we are required to obtain prior shareholder resolution to issue shares and/or exclude the shareholders’ pre-emptive rights.

Therefore, the Managing Board and the Supervisory Board believe that it would be in the best interest of the shareholders to grant to the Supervisory Board the authority to issue shares, when such occasions occur, and to exclude the pre-emptive rights in situations where it is imperative to be able to act quickly, without having to obtain prior shareholder approval at an extraordinary general meeting of shareholders, which would delay a proposed transaction and may create disrupting market speculations. In addition, the authority to issue shares may also be applied to meet the Company’s obligations to grant stock awards or other stock-based awards in accordance with applicable employee participation plans or the Company’s Remuneration Policy.

In the event of any transaction, however, which has a material impact on the identity and nature of the Company, the Managing Board shall (as a matter of Dutch law) obtain prior shareholder approval despite the authorization of the Supervisory Board to issue shares as described herein.

Therefore, it is proposed to renew the current authorization of the Supervisory Board. As the current authorization covers the Company’s authorized share capital, we are asking our shareholders for an authorization to issue a number of Common Shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2013 as included in the Annual Accounts for Fiscal Year 2013.

In connection with the authorization of the Supervisory Board to issue shares and grant rights to subscribe for shares (Item 13a), we propose to also authorize the Supervisory Board to exclude or limit the pre-emptive rights relating to Common Shares to be issued or rights to subscribe for such shares to be granted under such authorization, the aggregate par value of such shares shall be up to a maximum of twenty percent (20%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2014 as included in the Annual Accounts for Fiscal Year 2013 (Item 13b).

This authorization covers a period of 18 months from the date of the 2014 Annual General Meeting, or until December 25, 2015.

According to the Company’s Articles of Association, the proposal set forth under Item 13a may be adopted by an affirmative vote of a simple majority of the votes cast by the shareholders present or represented at the Annual General Meeting. The proposal set forth under Item 13b would require the affirmative vote of two-thirds of the votes cast at the Annual General Meeting if less than fifty percent (50%) of the Company’s issued share capital is present or represented at the Annual General Meeting. If fifty percent (50%) or more of the Company’s issued share capital is present or represented at the Annual General Meeting, the proposal set forth under Items 13b shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting.

11

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 14—Extension of Certain Powers of the Managing Board

Pursuant to Article 6 of the Company’s Articles of Association, the Managing Board shall have the power to acquire shares in the Company’s own share capital, if and in so far as the Managing Board has been designated by the General Meeting of Shareholders for this purpose. The grant of such power to the Managing Board is typical for Dutch companies, and its approval is commonly included by such companies on the agenda for annual general meetings.

On June 26, 2013, the Managing Board was authorized at the Annual General Meeting to exercise the powers set forth in the above paragraph, without limitation against a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the average closing price of the Common Shares on the NASDAQ Global Select Market or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price. This authorization is valid up to and including December 26, 2014. At the 2014 Annual General Meeting, the shareholders are being asked to extend this authorization up to and including December 25, 2015.

The purpose of this proposal is to give the Managing Board, subject to approval of the Supervisory Board, the flexibility, for a period of 18 months from the date of the 2014 Annual General Meeting, or until December 25, 2015, to acquire shares in the Company’s own share capital for general corporate purposes. The shares may be acquired through the stock markets or otherwise, against a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the higher of the average closing price of the Common Shares on the NASDAQ Global Select Market or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price. The power to repurchase shares provides the Managing Board with flexibility and allows the Managing Board to return capital to the Company’s shareholders by repurchasing shares. In addition to being a means to return value to shareholders, repurchases of shares in the Company’s own share capital could be used by the Managing Board to streamline the Company’s investor base, demonstrate a commitment to the Company’s business and confidence in the long-term growth of the Company, provide increased liquidity for investors and cover obligations under the Company’s share-based compensation plans.

This proposal is made in accordance with the Company’s Articles of Association and the provisions of Section 2:98 of the Dutch Civil Code. The Company’s Articles of Association and the Dutch Civil Code allow for the authorization of the Managing Board to purchase a number of shares equal to up to fifty percent (50%) of the Company’s issued share capital on the date of acquisition. However, we are asking our shareholders to authorize the Managing Board to acquire the number of shares up to a maximum of ten percent (10%) of the Company’s issued share capital on the date of acquisition, and provided that the Company or any subsidiary of the Company shall not hold more than ten percent (10%) of the Company’s issued share capital at any time.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 15—Approval of the 2014 Stock Plan

General

Our Amended and Restated 2005 Stock Plan (the “2005 Plan”) will expire in April 2015, which is prior to the 2015 Annual General Meeting. Furthermore it is expected that the number of shares available for issuance

12

under the 2005 Plan will be fully allocated prior to the 2015 Annual General Meeting. Therefore, on May 5, 2014, our Supervisory Board approved, subject to approval of our shareholders at the Annual General Meeting, our 2014 Stock Plan which will replace our 2005 Plan, although we will be allowed to grant awards under our 2005 Plan until its expiration. The primary purposes of the adoption of the 2014 Stock Plan are to:

•	provide rules under which equity-based compensation may be granted to employees, consultants, members of the Supervisory Board and the Managing Board;

•	subject stock awards made to members of the Managing Board to long-term performance criteria (as described more fully in Item 10); and

•	provide that equity grants to Members of the Supervisory Board be in the form of restricted stock units instead of stock options (as described more fully in Item 11).

The 2014 Stock Plan is being submitted to our shareholders for approval at the meeting in order to ensure favorable federal income tax treatment for grants of incentive stock options under Section 422 of the United States Internal Revenue Code of 1986 (the “U.S. Tax Code”). Our Supervisory Board believes that the approval of our 2014 Stock Plan is necessary to provide us with a sufficient number of shares to attract, retain and motivate employees, and consultants as well as our Managing Directors and Supervisory Board members and to give us the flexibility we need to make various types of equity grants. As of March 31, 2014, there were approximately 4,000 individuals eligible to participate in the 2014 Stock Plan.

Material Features of our 2014 Stock Plan

The following paragraphs provide a summary of the principal features of our 2014 Stock Plan and its operation. The following summary is qualified in its entirety by reference to our 2014 Stock Plan as set forth in Appendix A.

The purpose of our 2014 Stock Plan is to encourage ownership of our Common Shares by our employees, Managing Directors and Supervisory Board members and certain consultants in order to attract such people, to induce them to work for our benefit and to provide additional incentive for them to promote our success.

The 2014 Stock Plan provides for the grant of incentive stock options to our United States employees and non-qualified stock options, restricted and unrestricted stock awards and other stock-based awards including, restricted stock unit awards and performance stock unit awards. Upon approval, an aggregate of 9,090,000 Common Shares will be reserved for issuance under our 2014 Stock Plan. Generally shares reserved for awards under the 2014 Stock Plan that lapse or are cancelled will be added back to the share reserve available for future awards. However, Common Shares tendered in payment for an award or Common Shares withheld for taxes will not be available again for grant.

In accordance with the terms of our 2014 Stock Plan, our Supervisory Board has authorized our Compensation Committee to administer the 2014 Stock Plan. The majority of our Compensation Committee is required to consist of members who fulfill the independence criteria defined by the Dutch Corporate Governance Code. The Compensation Committee may delegate part of its authority and powers under our 2014 Stock Plan to one or more of our Supervisory Directors and/or officers, but only the Compensation Committee may make awards to participants who are Supervisory Board members or executive officers of QIAGEN. In accordance with the provisions of the 2014 Stock Plan, our Compensation Committee will determine the terms of each award, including:

•

the determination of which employees, Managing Directors, Supervisory Board members and consultants will be granted awards and the type of awards to be granted (in accordance with the approvals at the Annual General Meeting);

•	the number of shares subject to each award;

•	the exercise price of each stock option and the purchase price of other awards, if any;

13

•	the vesting provisions of each award;

•	the termination or cancellation provisions applicable to awards; and

•

all other terms and conditions upon which each award may be granted in accordance with the 2014 Stock Plan, the Remuneration Policy of the Managing Board (Item 10) and the equity based remuneration of the Supervisory Board (Item 11(b)).

The maximum term of options granted under our 2014 Stock Plan is ten years. Awards are generally subject to early termination upon the termination of employment or other relationship of the participant with us, whether such termination is at our option or as a result of the death or disability of the participant. Generally, in the event of a participant’s termination for cause, all outstanding awards shall be forfeited. Our 2014 Stock Plan does not provide for the repricing of stock options or other awards.

In addition, our Compensation Committee may, in its discretion, amend any term or condition of an outstanding award provided (i) the exercise price of stock options may not be reduced without shareholder approval (ii) such term or condition as amended is permitted by our 2014 Stock Plan, and (ii) any such amendment shall be made only with the consent of the participant to whom such award was made, if the amendment is adverse to the participant.

If our Common Shares shall be subdivided or combined into a greater or smaller number of shares or if we issue any Common Shares as a stock dividend, the number of shares deliverable upon exercise of an option issued or upon issuance of an award shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend.

Upon a merger or other reorganization event, our Supervisory Board, or an authorized committee may, in its sole discretion, take any one or more of the following actions pursuant to our 2014 Stock Plan, as to some or all outstanding awards:

•	provide that all outstanding options shall be assumed or substituted by the successor entity;

•	upon written notice to a participant, provide that the participant’s unexercised options will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•

in the event of a merger pursuant to which holders of our Common Shares will receive a cash payment for each share surrendered in the merger, make or provide for a cash payment to the participants equal to the difference between the merger price times the number of our Common Shares subject to such outstanding options, and the aggregate exercise price of all such outstanding options, in exchange for the termination of such options;

•

provide that outstanding awards shall be assumed or substituted by the successor entity, become realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the merger or reorganization event; and

•

with respect to stock grants and in lieu of any of the foregoing, the Supervisory Board or an authorized committee may provide that, upon consummation of the transaction, each outstanding stock grant shall be terminated in exchange for payment of an amount equal to the consideration payable upon consummation of such transaction to a holder of the number of Common Shares comprising such award (to the extent such stock grant is no longer subject to any forfeiture or repurchase rights then in effect or, at the discretion of the Supervisory Board or an authorized committee, all forfeiture and repurchase rights being waived upon such transaction).

Our 2014 Stock Plan may be amended by our shareholders. It may also be amended by our Supervisory Board or an authorized committee, provided that any amendment approved by our Supervisory Board or an authorized committee which is of a scope that requires shareholder approval including, without limitation, to the

14

extent necessary to qualify any or all outstanding awards for favorable income tax treatment as may be afforded incentive stock options under the U.S. Tax Code or any other tax regulation of any applicable jurisdiction, and to the extent necessary to qualify the shares issuable under the 2014 Stock Plan for listing on any national securities exchange or quotation in any national automated quotation system of securities dealers or other exchange or for any other reason is subject to obtaining such shareholder approval. The 2014 Plan will expire by its terms on May 5, 2024.

The amounts of future grants under the 2014 Stock Plan are not determinable as awards under the 2014 Stock Plan and will be granted at the sole discretion of the Compensation Committee, we cannot determine at this time either the persons who will receive awards under the 2014 Stock Plan or the amount or types of any such awards.

On May 6, 2014, the closing market price per share of our Common Shares was $22.14, as reported by the NASDAQ Global Select Market.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

15

COMMITTEES OF THE SUPERVISORY BOARD, MEETINGS AND

SHAREHOLDER COMMUNICATIONS TO THE BOARD

Meeting Attendance. During Fiscal Year 2013, there were eight (8) meetings of the Supervisory Board, and the various committees of the Supervisory Board met a total of thirteen (13) times. No Supervisory Director attended fewer than seventy-five percent (75%) of the total number of meetings of the Supervisory Board and of committees of the Supervisory Board on which he served during Fiscal Year 2013. The Board has adopted a policy under which the Chairman of the Supervisory Board and all members of the Managing Board attend each Annual General Meeting of Shareholders, and all other members of the Supervisory Board are encouraged to attend each Annual General Meeting.

Committees of the Supervisory Board. The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment Committee, which are comprised of the following members:

Name of Supervisory Director	Independent	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee
Prof. Dr. Dr. h.c. Detlev H. Riesner (1)	✓			✓

Stéphane Bancel	✓	✓	✓

Dr. Werner Brandt	✓			✓ (Chairman)

Prof. Dr. Manfred Karobath	✓		✓ (Chairman)	✓

Lawrence A. Rosen	✓	✓ (Chairman)

Elizabeth A. Tallett	✓	✓	✓

(1)	Prof. Dr. Dr. h.c. Detlev H. Riesner is not standing for reelection to the Supervisory Board.

We believe that all of our Supervisory Directors meet the independence requirements set forth in the Dutch Corporate Governance Code (the Dutch Code). We further believe that all of our Supervisory Directors, except for Dr. Metin Colpan, qualify as independent under the Marketplace Rules of the NASDAQ Stock Market. Pursuant to the NASDAQ rules, a majority of the Supervisory Directors must qualify as independent, as defined in the rules. Dr. Colpan is not considered to be independent due to his prior consulting arrangement with the Company under which Dr. Colpan provided scientific advisory services to the Company beginning in 2009 and received compensation from the Company in excess of $120,000 in 2011. In January 2012, the agreement under which Dr. Colpan provided scientific consulting services terminated.

Audit Committee. The Audit Committee, which met seven (7) times in Fiscal Year 2013, operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Audit Committee consists of three members, Mr. Rosen (Chairman), Mr. Bancel and Ms. Tallett, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the Marketplace Rules of NASDAQ. The Audit Committee’s primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN’s accounting and financial reporting process and internal risk management, control and compliance systems. The Audit Committee also is directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and for providing an open avenue of communication among the external auditor as well as the Management Board and

16

the Supervisory Board. Our Internal Audit department operates under the direct responsibility of the Audit Committee. Further, the Audit Committee is responsible for establishing complaint procedures, including confidential, anonymous submission by employees of concerns, for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the external auditor and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the external auditor our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the United States Securities and Exchange Commission and the Deutsche Boerse. The Audit Committee reviews major financial risk exposures, pre-approves related-party transactions, and reviews any legal matter including compliance topics that could have a significant impact on the Company’s financial statements. The Board has designated Mr. Rosen as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002.

Compensation Committee. The Compensation Committee, which met five (5) times in Fiscal Year 2013, operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Compensation Committee consists of three members, Prof. Dr. Manfred Karobath (Chairman), Ms. Tallett and Mr. Bancel. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted at the General Meeting, the preparation of any proposals concerning the individual compensation of Managing Board members to be adopted by the Supervisory Board and the preparation of the Remuneration Report on compensation policies for the Managing Board to be adopted by the Supervisory Board. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits. The Remuneration Report reviews the implementation of the Remuneration Policy in the most recent year and provides an outline of the Remuneration Policy for the future. The Remuneration Report is published on our website: www.qiagen.com.

Selection and Appointment Committee. The Selection and Appointment Committee, which met once in Fiscal Year 2013, operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The current members of the Selection and Appointment Committee are Dr. Brandt (Chairman), Prof. Riesner and Prof. Karobath. Members are appointed by the Supervisory Board and serve for a term of one year. The Selection and Appointment Committee prepares the selection criteria and appointment procedures for members of our Supervisory Board and Managing Board, periodically evaluates the scope and composition of the Managing Board and Supervisory Board and proposes the profile of the Supervisory Board in relation thereto. Additionally, the Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board and reports the results thereof to the Supervisory Board. It also proposes the (re-)appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management. The Committee prepares and submits to the Supervisory Board on an annual basis a report of its deliberations and findings.

Shareholder Communications to the Board. Generally, shareholders who have questions or concerns should contact our Investor Relations department at +49-2103-29-11709. However, any shareholders who wish to address questions regarding our business directly with the Supervisory Board, or any individual Supervisory Director, should direct questions in writing to the Chairman of the Board, QIAGEN N.V., Spoorstraat 50, 5911 KJ Venlo, The Netherlands.

17

ADDITIONAL INFORMATION REGARDING COMPENSATION OF MANAGING DIRECTORS

The following section summarizes the compensation of the Managing Directors. More detailed information on the way our Remuneration Policy was executed in 2013 can be found in the Remuneration Report of the Supervisory Board which is published on our website (www.qiagen.com).

The objective of our Remuneration Policy is to attract and retain internationally the talented, highly qualified leaders and skilled individuals, to enable us to achieve our short and long term strategic initiatives and operational excellence. Our Remuneration Policy aligns remuneration with individual performance, corporate performance and fosters sustainable growth and long term value creation in the context of our social responsibility and stakeholders’ interest. The Remuneration Policy and overall remuneration levels are benchmarked regularly against a selected group of companies and key markets in which we operate to ensure overall competitiveness. We participate in various compensation benchmarking surveys that provide information on the level, as well as the structure, of compensation awarded by various companies and industries for a broad range of positions around the world. The companies in the peer group are selected on the basis of their industry, market capitalization, competitiveness with us for employee talent, similar complexity and international reach.

The performance of the Managing Board members is measured annually against a written set of goals. The remuneration of the Managing Board members is linked to the achievement of our strategic and financial goals. To ensure that remuneration is linked to performance, a significant proportion of the remuneration package is variable and contingent on performance of the individual and the Company. These goals are set at ambitious levels each year to motivate and drive performance, with a focus on achieving both long term strategic initiatives and short-term objectives based on the annual operating plan. Performance metrics used for these goals include the achievement of financial and non-financial targets. The remuneration package of the Managing Board members consists of a combination of base salary, a short-term variable cash award and several elements of longterm incentives (together, “total direct compensation”). In addition, the members of the Managing Board receive a pension arrangement and other benefits that are standard in our industry, such as a company car.

The total target remuneration package of the Managing Board members is appropriately set against a variety of factors which include external and internal equity, experience, complexity of the position, scope and responsibilities. We aim to provide the members of the Managing Board a total direct compensation at market median level.

The structure of the remuneration package for the Managing Board is designed to balance short term operational excellence with long term sustainable value creation while taking into account the interests of our stakeholders. As such a significant part of the total remuneration of the Managing Board members consist of variable remuneration which can differ substantially from year to year depending on our corporate results and individual performance and may include equity-based compensation which may be subject to vesting conditions over a period of time up to ten years. The remuneration policies for the Managing Board and for other senior management members of the Company are generally aligned and consistent.

The compensation granted to the members of the Managing Board in 2013 consisted of a fixed salary and variable components, with the significant majority of compensation awarded in the form of Common Shares and options to purchase Common Shares that are subject to vesting for a long multi-year period to align management with the interests of shareholders and other stakeholders. Variable compensation included annual payments linked to business performance (annual bonus), as well as long-term equity incentives that were awarded based on individual performance. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price of the Common Shares at the time of grant. Restricted stock units granted to the Managing Board members, as is the case with all grants to employees, vest over a ten-year period. Performance stock units are subject to long-term vesting periods and contingent upon the achievement of several financial goals over a multi-year period. In 2013, we issued new performance stock units that are directly linked

18

with the future achievement of our five-year business plan as well as implemented mandatory minimum holding levels of Common Shares for a group of approximately 50 managers. The financial targets for vesting of the new performance stock units are based on three-year goals as defined within our five-year business plan covering the period from 2014 until the end of 2016. The targets for vesting were set and approved by the Supervisory Board, and they consist of specific quantitative goals for net sales, earnings before interest and taxes (“EBIT”), return on invested capital (“ROIC”) and QIAGEN Value Added (“QVA”), a new steering metric that measures our ability to generate returns and exceed our cost of capital.

Members of the Managing Board are eligible to participate in a defined contribution benefit plan. They may also benefit from other non-cash compensation or benefit in kind. A typical example of such non-cash compensation is the use of a Company-owned car. All members of the Managing Board participated in the defined contribution benefit plan, which is financed by conversion of the Managing Directors’ salaries and the Company’s contribution. Generally, each plan participant is entitled to a one-time pension payment upon retirement after his or her 65th birthday. In the event of the death of a Managing Director prior to the age of 65, the invested funds are disbursed to the Managing Director’s heirs. In the event that the Managing Director’s service is terminated prior to his or her 65th birthday, the employee-financed part of the pension expectancy is paid out to the employee, and the employer-financed part is due to the employee only if the termination occurs after the fifth anniversary of the Managing Director’s participation in the defined contribution benefit plan. The amount of the 2013 contribution to the defined contribution benefit plan for each Managing Director is set forth in the second table below.

Equity-based compensation for each Managing Director is detailed in the second and third tables below. In addition to non-qualified stock options, our Amended and Restated 2005 Stock Plan provides for grants of other equity-based awards, including stock grants, restricted stock units and performance stock units. In 2013, members of the Managing Board were granted stock options to purchase 181,237 Common Shares, 551,782 restricted stock units and 659,803 performance stock units, in the aggregate. Awards to each Managing Director are set forth in the second table below. The accompanying tables below were prepared in conformity with U.S. generally accepted accounting principles.

The employment agreements between the Company and the Managing Board members have an indefinite term, but may be terminated by the Company with six months’ notice and by the Managing Directors with three months’ notice. All members of the Managing Board have additional employment agreements with the Company’s affiliates with deviating notice periods. There are no arrangements for early retirement of the Managing Board members. In the event of a sale of the Company or a transfer of all or substantially all of the Company’s assets or business to an acquirer in one or more transactions, including a merger, consolidation or a transfer of shares to a third party, each member of the Managing Board shall be entitled to receive a change of control bonus payment commensurate to a multiple of the then-current annual salary to which such Managing Director is entitled to, including annual bonus, paid by the Company and its affiliates in accordance with applicable employment agreements. Further, stock options, performance stock units and restricted stock units would be subject to an accelerated vesting in case of such a transaction.

Year ended December 31, 2013	Annual Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (1)	Total

Peer M. Schatz	$1,328,400	$159,700	$6,100	$1,494,200

Roland Sackers	$580,800	$58,700	$61,300	$700,800

(1)	Amounts include, among others, reimbursed personal expenses such as tax consulting. We also occasionally reimburse our Managing Directors for personal expenses related to attending out-of-town meetings but not directly related to their attendance. The value of such reimbursed personal expenses is reported above as “other.” Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

19

Year ended December 31, 2013	Long-Term Compensation
Name	Defined Contribution Benefit Plan	Stock Options (#)	Restricted Stock Units (#)	Performance Stock Units (#)(1)(2)

Peer M. Schatz	$86,400	137,859	419,717	501,079

Roland Sackers	$97,200	43,378	132,065	158,724

(1)	Includes performance stock units which are granted as compensation component for the years 2014-2016 and which will replace future stock option grants in this period. The performance stock units are directly linked with the future achievement of our five-year business plan as well as a mandatory minimum holding level of Common Shares and the standard vesting terms for equity awards apply (vesting of forty percent (40%) at three years, fifty percent (50%) at five years and ten percent (10%) at ten years).
(2)	Includes performance stock units which were granted in lieu of a portion of the 2013 cash bonus.

The following table sets forth the vested and unvested stock options and stock awards of our Managing Directors as of January 31, 2014:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices	Total Unvested Restricted and Performance Stock Units Awards

Peer M. Schatz	898,619	264,816	8/31/2014 to 2/28/2023	$8.94 to $22.43	2,297,349

Roland Sackers	140,137	85,947	2/28/2018 to 2/28/2023	$15.59 to $22.43	744,926

20

Appendix A

QIAGEN N.V.

2014 STOCK PLAN

1.	DEFINITIONS.

Unless otherwise specified or unless the context otherwise requires, the following terms, as used in this QIAGEN N.V. 2014 Stock Plan, have the following meanings:

Administrator means the committee to which the Board of Directors has delegated the authority to grant equity under the Plan which committee is comprised of a majority of independent Directors as defined in the Dutch Corporate Governance Code.

Affiliate means a corporation which, is a parent or subsidiary of the Company, direct or indirect, in an unbroken chain of corporations if, each of the corporations (except for the ultimate parent corporation) owns stock possessing 50 percent or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

Agreement means an agreement between the Company and a Participant delivered pursuant to the Plan, in such form as the Administrator shall approve.

Board of Directors means the Supervisory Board of the Company.

Code means the United States Internal Revenue Code of 1986, as amended, including any successor statute, regulation and guidance thereto.

Common Stock means ordinary shares of the Company, 0.01 EUR par value per share.

Company means QIAGEN N.V., a limited liability company incorporated under the laws of The Netherlands having its corporate seat in the Venlo, The Netherlands.

Consultant means any natural person who is an advisor or consultant that provides bona fide services to the Company or its Affiliates, provided that such services are not in connection with the offer or sale of securities in a capital raising transaction, and do not directly or indirectly promote or maintain a market for the Company’s or its Affiliates’ securities.

Disability or Disabled means a permanent and total disability in which an individual is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.

Director means a member of the Board of Directors.

Employee means any employee of the Company or of an Affiliate (including, without limitation, an employee who is also serving as an officer or Director of the Company or of an Affiliate), designated by the Administrator to be eligible to be granted one or more Stock Rights under the Plan.

Fair Market Value of a Share of Common Stock means:

(1) If the Common Stock is listed on a national securities exchange or traded in the over-the-counter market and sales prices are regularly reported for the Common Stock, the closing, or if not applicable, the last price of the Common Stock on the composite tape or other comparable reporting system for the trading day on the applicable date and if such applicable date is not a trading day, the last market trading day prior to such date;

(2) If the Common Stock is not traded on a national securities exchange but is traded on the over-the-counter market, if sales prices are not regularly reported for the Common Stock for the trading day referred to in clause (1), and if bid and asked prices for the Common Stock are regularly reported, either (a) the average of the mean between the bid and the asked price for the Common Stock at the close of trading in the over-the-counter market for the ten trading days on which Common Stock was traded immediately preceding the applicable date or (b) the mean between the bid and the asked price for the Common Stock at the close of trading in the over-the-counter market for the trading day on which Common Stock was traded immediately on the applicable date and if such applicable date is not a trading day, the last market trading day prior to such date, as the Administrator shall determine; and

(3) If the Common Stock is neither listed on a national securities exchange nor traded in the over-the-counter market, such value as the Administrator, in good faith, shall determine in compliance with applicable laws.

ISO means an option meant to qualify as an incentive stock option under Section 422 of the Code.

Non-Qualified Option means an option which is not intended to qualify as an ISO.

Option means an ISO or Non-Qualified Option granted under the Plan.

Participant means an Employee, Director, member of the Board of Directors or Consultant of the Company or an Affiliate to whom one or more Stock Rights are granted under the Plan. As used herein, “Participant” shall include “Participant’s Survivors” where the context requires.

Plan means this QIAGEN N.V. 2014 Stock Plan.

Shares means shares of the Common Stock as to which Stock Rights have been or may be granted under the Plan or any shares of capital stock into which the Shares are changed or for which they are exchanged within the provisions of Paragraph 3 of the Plan. The Shares issued under the Plan may be authorized and unissued shares or shares held by the Company in its treasury, or both.

Stock-Based Award means a grant by the Company under the Plan of an equity award or equity based award which is not an Option or Stock Grant.

Stock Grant means a grant by the Company of Shares under the Plan.

Stock Right means a right to Shares or the value of Shares of the Company granted pursuant to the Plan—an ISO, a Non-Qualified Option, a Stock Grant or a Stock-Based Award.

Survivor means a deceased Participant’s legal representatives and/or any person or persons who acquired the Participant’s rights to a Stock Right by will or by the laws of descent and distribution.

2.	PURPOSES OF THE PLAN.

The Plan is intended to encourage ownership of Shares by Participants in order to attract and retain such people, to induce them to work for the benefit of the Company or of an Affiliate and to provide additional incentive for them to promote the success of the Company or of an Affiliate. The Plan provides for the granting of ISOs, Non-Qualified Options, Stock Grants and Stock-Based Awards.

3.	SHARES SUBJECT TO THE PLAN.

The number of Shares subject to this Plan as to which Stock Rights (including ISOs) may be issued from time to time pursuant to this Plan, shall be 23,000,000 or the equivalent of such number of Shares after the Administrator, in its sole discretion, has interpreted the effect of any stock split, stock dividend, combination, recapitalization or similar transaction in accordance with Paragraph 24 of the Plan.

If an Option ceases to be outstanding, in whole or in part (other than by exercise), or if the Company shall reacquire (at no more than its original issuance price) any Shares issued pursuant to a Stock Grant or Stock-Based Award, or if any Stock Right expires or is forfeited, cancelled, or otherwise terminated or results in any Shares not being issued, the unissued or reacquired Shares which were subject to such Stock Right shall again be available for issuance from time to time pursuant to this Plan. Notwithstanding the foregoing, if a Stock Right is exercised, in whole or in part, by tender of Shares or if the Company or an Affiliate’s tax withholding obligation is satisfied by withholding Shares, the number of Shares deemed to have been issued under the Plan for purposes of the limitation set forth in Paragraph 3(a) above shall be the number of Shares that were subject to the Stock Right or portion thereof, and not the net number of Shares actually issued.

4.	ADMINISTRATION OF THE PLAN.

Subject to the provisions of the Plan, the Administrator is authorized to:

a.	Interpret the provisions of the Plan and all Stock Rights and to make all rules and determinations which it deems necessary or advisable for the administration of the Plan;

b.	Determine which Employees, Directors and Consultants shall be granted Stock Rights;

c.	Determine the number of Shares for which a Stock Right or Stock Rights shall be granted;

d.	Specify the terms and conditions upon which a Stock Right or Stock Rights may be granted;

e.	Amend any term or condition of any outstanding Stock Right, other than reducing the exercise or purchase price, provided that (i) such term or condition as amended is not prohibited by the Plan; (ii) any such amendment shall not impair the rights of a Participant under any Stock Right previously granted without such Participant’s consent or in the event of death of the Participant the Participant’s Survivors; and (iii) any such amendment shall be made only after the Administrator determines whether such amendment would cause any adverse tax consequences to the Participant, including, but not limited to, the annual vesting limitation contained in Section 422(d) of the Code and described in Paragraph 6(B)(iv) below with respect to ISOs and pursuant to Section 409A of the Code; and

f.	Adopt any sub-plans applicable to residents of any specified jurisdiction as it deems necessary or appropriate in order to comply with or take advantage of any tax or other laws applicable to the Company or to Participants or to otherwise facilitate the administration of the Plan, which sub-plans may include additional restrictions or conditions applicable to Stock Rights or Shares issuable pursuant to a Stock Right;

provided, however, that all such interpretations, rules, determinations, terms and conditions shall be made and prescribed in the context of not causing any adverse tax consequences under Section 409A of the Code and preserving the tax status under Section 422 of the Code of those Options which are designated as ISOs. Subject to the foregoing, the interpretation and construction by the Administrator of any provisions of the Plan or of any Stock Right granted under it shall be final, unless otherwise determined by the Board of Directors. In addition, the Board of Directors may take any action under the Plan that would otherwise be the responsibility of the Administrator.

To the extent permitted under applicable law, the Board of Directors or the Administrator may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any portion of its responsibilities and powers to any other person selected by it. The Board of Directors or the Administrator may revoke any such allocation or delegation at any time.

5.	ELIGIBILITY FOR PARTICIPATION.

The Administrator will, in its sole discretion, name the Participants in the Plan, provided, however, that each Participant must be an Employee, Director or Consultant of the Company or of an Affiliate at the time a Stock Right is granted. Notwithstanding the foregoing, the Administrator may authorize the grant of a Stock Right to a person not then an Employee, Director or Consultant of the Company or of an Affiliate. The actual grant of such Stock Right shall be conditioned upon such person becoming eligible to become a Participant at or prior to the time of the execution of the Agreement evidencing such Stock Right. ISOs may be granted only to Employees who are deemed to be residents of the United States for tax purposes. Non-Qualified Options, Stock Grants and

Stock-Based Awards may be granted to any Employee, Director or Consultant of the Company or an Affiliate. The granting of any Stock Right to any individual shall neither entitle that individual to, nor disqualify him or her from, participation in any other grant of Stock Rights or any grant under any other benefit plan established by the Company or any Affiliate for Employees, Directors or Consultants.

6.	TERMS AND CONDITIONS OF OPTIONS.

Each Option shall be set forth in writing in an Option Agreement, duly executed by the Company and, to the extent required by law or requested by the Company, by the Participant. The Administrator may provide that Options be granted subject to such terms and conditions, consistent with the terms and conditions specifically required under this Plan, as the Administrator may deem appropriate including, without limitation, subsequent approval by the shareholders of the Company of this Plan or any amendments thereto. The Option Agreements shall be subject to at least the following terms and conditions:

A.	Non-Qualified Options: Each Option intended to be a Non-Qualified Option shall be subject to the terms and conditions which the Administrator determines to be appropriate and in the best interest of the Company, subject to the following minimum standards for any such Non-Qualified Option:

i.	Exercise Price: Each Option Agreement shall state the exercise price per share of the Shares covered by each Option, which exercise price shall be determined by the Administrator but shall not be less than the higher of the par value or the Fair Market Value per share of Common Stock on the date of grant of the Option.

ii.	Number of Shares: Each Option Agreement shall state the number of Shares to which it pertains.

iii.	Vesting Conditions: Each Option Agreement shall state the date or dates on which it first is exercisable and the date after which it may no longer be exercised, and may provide that the Option rights accrue or become exercisable in installments over a period of months or years, or upon the occurrence of certain performance conditions or the attainment of stated goals or events; provided however, in no event may the exercise period of any Option vesting over time be less than three years from the date of grant.

iv.	Option Conditions: Exercise of any Option may be conditioned upon the Participant’s execution of a Share purchase agreement in form satisfactory to the Administrator providing for certain protections for the Company and its other shareholders, including requirements that:

a.	The Participant’s or the Participant’s Survivors’ right to sell or transfer the Shares may be restricted; and

b.	The Participant or the Participant’s Survivors may be required to execute letters of investment intent and must also acknowledge that the Shares will bear legends noting any applicable restrictions.

v.	Term of Option: Each Option shall terminate not more than ten years from the date of the grant or at such earlier time as the Option Agreement may provide.

B.	ISOs: Each Option intended to be an ISO shall be issued only to an Employee who is deemed to be a resident of the United States for tax purposes, and shall be subject to the following terms and conditions, with such additional restrictions or changes as the Administrator determines are appropriate but not in conflict with Section 422 of the Code and relevant regulations and rulings of the Internal Revenue Service:

i.	Minimum standards: The ISO shall meet the minimum standards required of Non-Qualified Options, as described in Paragraph 6(A) above, except clause (i) and (v) thereunder.

ii.	Option Price: Immediately before the ISO is granted, if the Participant owns, directly or by reason of the applicable attribution rules in Section 424(d) of the Code:

a.	10% or less of the total combined voting power of all classes of stock of the Company or an Affiliate, the exercise price per share of the Shares covered by each ISO shall not be less than 100% of the Fair Market Value per share of the Common Stock on the date of grant of the Option; or

b.	More than 10% of the total combined voting power of all classes of stock of the Company or an Affiliate, the exercise price per share of the Shares covered by each ISO shall not be less than 110% of the Fair Market Value per share of the Common Stock on the date of grant of the Option.

iii.	Term of Option: For Participants who own:

a.	10% or less of the total combined voting power of all classes of stock of the Company or an Affiliate, each ISO shall terminate not more than ten years from the date of the grant or at such earlier time as the Option Agreement may provide; or

b.	More than 10% of the total combined voting power of all classes of stock of the Company or an Affiliate, each ISO shall terminate not more than five years from the date of the grant or at such earlier time as the Option Agreement may provide.

iv.	Limitation on Yearly Exercise: The Option Agreements shall restrict the amount of ISOs which may become exercisable in any calendar year (under this or any other ISO plan of the Company or an Affiliate) so that the aggregate Fair Market Value (determined on the date each ISO is granted) of the stock with respect to which ISOs are exercisable for the first time by the Participant in any calendar year does not exceed $100,000.

7.	TERMS AND CONDITIONS OF STOCK GRANTS.

Each Stock Grant to a Participant shall state the principal terms in an Agreement, duly executed by the Company and, to the extent required by law or requested by the Company, by the Participant. The Agreement shall be in a form approved by the Administrator and shall contain terms and conditions which the Administrator determines to be appropriate and in the best interest of the Company, subject to the following minimum standards:

(a)	Each Agreement shall state the purchase price per share, if any, of the Shares covered by each Stock Grant, which purchase price shall be determined by the Administrator but shall not be less than the minimum consideration required by the law of The Netherlands on the date of the grant of the Stock Grant;

(b)	Each Agreement shall state the number of Shares to which the Stock Grant pertains; and

(c)	Each Agreement shall include the terms of any right of the Company to restrict or reacquire the Shares subject to the Stock Grant and the purchase price therefor, if any, including the time period or performance conditions or the attainment of stated goals or events upon which such rights shall accrue.

8.	TERMS AND CONDITIONS OF OTHER STOCK-BASED AWARDS.

The Administrator shall have the right to grant other Stock-Based Awards based upon the Common Stock having such terms and conditions as the Administrator may determine, including, without limitation, the grant of Shares based upon certain conditions, the grant of securities convertible into Shares and the grant of stock appreciation rights, phantom stock awards or stock units. The principal terms of each Stock-Based Award shall be set forth in an Agreement, duly executed by the Company and, to the extent required by law or requested by the Company, by the Participant. The Agreement shall be in a form approved by the Administrator and shall contain terms and conditions which the Administrator determines to be appropriate and in the best interest of the Company. Each Agreement shall include the terms of any right of the Company to terminate the Stock-Based Award without the issuance of Shares, including time- based or performance-based vesting conditions or the attainment of stated goals or events upon which Shares shall be issued.

To the extent a Stock-Based Award is subject to Section 409A of the Code, such Stock-Based Award shall be paid as provided in the Agreement on the earliest to occur of:

•	death,

•	disability within the meaning of Section 409A of the Code,

•

separation from service with the Company and all of its Affiliates or, in the case of a Specified Employee (which for these purposes is a key employee of the Company or an Affiliate as defined in Section 416(i) of the Code without regard to paragraph (5) thereof), 6 months after a separation from service with the Company and all of its Affiliates,

•	a “change in control event” within the meaning of Section 409A of the Code, or

•	a fixed date as specified by the Administrator in the applicable Agreement.

Payment of a Stock-Based Award subject to Section 409A of the Code shall not be accelerated, except as provided in regulations issued by the Secretary of the Treasury under Section 409A of the Code.

The Company intends that the Plan and any Stock-Based Awards granted hereunder to a United States citizen be exempt from the application of Section 409A of the Code, or meet the requirements of paragraphs (2), (3) and (4) of subsection (a) of Section 409A of the Code (and any successor provisions of the Code) and the regulations and other guidance issued thereunder (the “Requirements”), and be operated in accordance with such Requirements, so that any compensation deferred under any Stock-Based Award (and applicable investment earnings) shall not be included in income under Section 409A of the Code. Any ambiguities in the Plan shall be construed to effect the intent as described in this Paragraph 8. If any provision of the Plan is found to be in violation of the Requirements, if applicable, then such provision shall be deemed to be modified or restricted to the extent and in the manner necessary to render such provision in conformity with the Requirements, or shall be deemed excised from the Plan, and the Plan shall be construed and enforced to the maximum extent permitted by the Requirements as if such provision had been originally incorporated in the Plan as so modified or restricted, or as if such provision had not been originally incorporated in the Plan, as the case may be.

9.	EXERCISE OF OPTIONS AND ISSUE OF SHARES.

An Option (or any part or installment thereof) shall be exercised by giving written notice to the Company or its designee (in a form acceptable to the Administrator, which may include electronic notice), together with provision for payment of the aggregate exercise price in accordance with this Paragraph for the Shares as to which the Option is being exercised, and upon compliance with any other condition(s) set forth in the Option Agreement. Such notice shall be signed by the person exercising the Option (which signature may be provided electronically in a form acceptable to the Administrator), shall state the number of Shares with respect to which the Option is being exercised and shall contain any representation required by the Plan or the Option Agreement. Payment of the exercise price for the Shares as to which such Option is being exercised shall be made (a) in United States dollars in cash or such other currencies as may be determined by the Administrator, or (b) at the discretion of the Administrator, through delivery of shares of Common Stock having a Fair Market Value equal as of the date of the exercise to the cash exercise price of the Option, or (c) at the discretion of the Administrator, by delivery of the grantee’s personal recourse note, bearing interest payable not less than annually at no less than 100% of the applicable Federal rate, as defined in Section 1274(d) of the Code, or (d) at the discretion of the Administrator, in accordance with a cashless exercise program established with a securities brokerage firm, and approved by the Administrator, or (e) at the discretion of the Administrator, by any combination of (a), (b),

(c) and (d) above, or (e) at the discretion of the Administrator, payment of such other lawful consideration as the Administrator may determine. Notwithstanding the foregoing, the Administrator shall accept only such payment on exercise of an ISO as is permitted by Section 422 of the Code.

Upon written confirmation of the exercise of the Option by the Company, the Company shall then reasonably promptly deliver the Shares as to which such Option was exercised to the Participant (or to the Participant’s Survivors, as the case may be). In determining what constitutes “reasonably promptly,” it is expressly understood that the issuance and delivery of the Shares may be delayed by the Company in order to comply with any law or regulation (including, without limitation, state securities or “blue sky” laws) which requires the Company to take any action with respect to the Shares prior to their issuance. The Shares shall, upon delivery, be fully paid, non-assessable Shares.

10.	PAYMENT IN CONNECTION WITH THE ISSUANCE OF STOCK GRANTS AND STOCK-BASED AWARDS AND ISSUE OF SHARES.

Any Stock Grant or Stock-Based Award requiring payment of a purchase price for the Shares as to which such Stock Grant or Stock-Based Award is being granted shall be made (a) in United States dollars in cash or such other currencies as may be determined by the Administrator check, or (b) at the discretion of the Administrator, through delivery of shares of Common Stock having a Fair Market Value equal as of the date of acceptance of the Stock Grant or Stock-Based Award to the purchase price of the Stock Grant or Stock-Based Award, or (c) at the discretion of the Administrator, by delivery of the grantee’s personal recourse note bearing interest payable not less than annually at no less than 100% of the applicable Federal rate, as defined in Section 1274(d) of the Code, or (d) at the discretion of the Administrator, by any combination of (a), (b) and (c) above; or (e) at the discretion of the Administrator, by payment of such other lawful consideration as the Administrator may determine.

The Company shall when required pursuant to the applicable Agreement, reasonably promptly deliver the Shares as to which such Stock Grant or Stock-Based Award was made to the Participant (or to the Participant’s Survivors, as the case may be), subject to any escrow provision set forth in the applicable Agreement. In determining what constitutes “reasonably promptly,” it is expressly understood that the issuance and delivery of the Shares may be delayed by the Company in order to comply with any law or regulation (including, without limitation, state securities or “blue sky” laws) which requires the Company to take any action with respect to the Shares prior to their issuance.

11.	RIGHTS AS A SHAREHOLDER.

No Participant to whom a Stock Right has been granted shall have rights as a shareholder with respect to any Shares covered by such Stock Right, except after due exercise of the Option or issuance of Shares as set forth in any Agreement and tender of the aggregate exercise or full purchase price, if any, for the Shares being purchased and registration of the Shares in the Company’s share register in the name of the Participant.

12.	ASSIGNABILITY AND TRANSFERABILITY OF STOCK RIGHTS.

By its terms, a Stock Right granted to a Participant shall not be transferable by the Participant other than (i) by will or by the laws of descent and distribution, or (ii) as approved by the Administrator in its discretion and set forth in the applicable Agreement provided that no Stock Right may be transferred by a Participant for value. Notwithstanding the foregoing, an ISO transferred except in compliance with clause (i) above shall no longer qualify as an ISO. The designation of a beneficiary of a Stock Right by a Participant, with the prior approval of the Administrator and in such form as the Administrator shall prescribe, shall not be deemed a transfer prohibited by this Paragraph. Except as provided above during the Participant’s lifetime, a Stock Right shall only be exercisable by or issued to such Participant (or his or her legal representative) and shall not be assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and shall not be subject to execution, attachment or similar process. Any attempted transfer, assignment, pledge, hypothecation or other disposition of any Stock Right or of any rights granted thereunder contrary to the provisions of this Plan, or the levy of any attachment or similar process upon a Stock Right, shall be null and void.

13.	EFFECT ON OPTIONS OF TERMINATION OF SERVICE OTHER THAN “FOR CAUSE” OR DEATH OR DISABILITY.

Except as otherwise provided in a Participant’s Option Agreement, in the event of a termination of service (whether as an Employee, Director or Consultant) with the Company or an Affiliate before the Participant has exercised an Option, the following rules apply:

a.	A Participant who ceases to be an Employee, Director or Consultant of the Company or of an Affiliate (for any reason other than termination “for cause”, Disability, or death for which events there are special rules in Paragraphs 14, 15, and 16, respectively), may exercise any Option granted to him or her to the extent that the Option is exercisable on the date of such termination of service, but only within such term as the Administrator has designated in a Participant’s Option Agreement.

b.	Except as provided in Subparagraph (c) below, or Paragraph 15 or 16, in no event may an Option intended to be an ISO, be exercised later than three months after the Participant’s termination of employment.

c.	The provisions of this Paragraph, and not the provisions of Paragraph 15 or 16, shall apply to a Participant who subsequently becomes Disabled or dies after the termination of employment, Director status or consultancy; provided, however, in the case of a Participant’s Disability or death within three months after the termination of employment, Director status or consultancy, the Participant or the Participant’s Survivors may exercise the Option within one year after the date of the Participant’s termination of service, but in no event after the date of expiration of the term of the Option.

d.	Notwithstanding anything herein to the contrary, if subsequent to a Participant’s termination of employment, termination of Director status or termination of consultancy, but prior to the exercise of an Option, the Board of Directors determines that, either prior or subsequent to the Participant’s termination, the Participant engaged in conduct which would constitute “cause”, then such Participant shall forthwith cease to have any right to exercise any Option.

e.	A Participant to whom an Option has been granted under the Plan who is absent from the Company or an Affiliate because of temporary disability (any disability other than a Disability as defined in Paragraph 1 hereof), or who is on leave of absence for any purpose, shall not, during the period of any such absence, be deemed, by virtue of such absence alone, to have terminated such Participant’s employment, Director status or consultancy with the Company or with an Affiliate, except as the Administrator may otherwise expressly provide; provided, however, that, for ISOs, any leave of absence granted by the Administrator of greater than ninety days, unless pursuant to a contract or statute that guarantees the right to reemployment, shall cause such ISO to become a Non-Qualified Option on the 181st day following such leave of absence.

f.	Except as required by law or as set forth in a Participant’s Option Agreement, Options granted under the Plan shall not be affected by any change of a Participant’s status within or among the Company and any Affiliates, so long as no material additional expense to the Company shall be incurred and the Participant continues to be an Employee, Director or Consultant of the Company or any Affiliate; provided, however, if a Participant’s employment by either the Company or an Affiliate shall cease (other than to become an employee of an Affiliate or the Company) or the entity that employees the Participant is no longer deemed an Affiliate, such termination shall affect the Participant’s rights under any Option granted to such Participant in accordance with the terms of the Plan and the Participant’s Option Agreement.

14.	EFFECT ON OPTIONS OF TERMINATION OF SERVICE “FOR CAUSE”.

Except as otherwise provided in a Participant’s Option Agreement, the following rules apply if the Participant’s service (whether as an Employee, Director or Consultant) with the Company or an Affiliate is terminated “for cause” prior to the time that all his or her outstanding Options have been exercised:

a.	All outstanding and unexercised Options as of the time the Participant is notified his or her service is terminated “for cause” will immediately be forfeited.

b.	For purposes of this Plan, “cause” shall include (and is not limited to) dishonesty with respect to the employer, insubordination, substantial malfeasance or non-feasance of duty, unauthorized disclosure of confidential information, breach by the Participant of any provision of any employment, consulting, advisory, nondisclosure, noncompetition or similar agreement between the Participant and the Company or any Affiliate, conduct substantially prejudicial to the business of the Company or any Affiliate and any interpretation under applicable law including, but not limited to, German Law Civil Code Section 626. The determination of the Administrator as to the existence of “cause” will be conclusive on the Participant and the Company.

c.	“Cause” is not limited to events which have occurred prior to a Participant’s termination of service, nor is it necessary that the Administrator’s finding of “cause” occur prior to termination. If the Administrator determines, subsequent to a Participant’s termination of service but prior to the exercise of an Option, that either prior or subsequent to the Participant’s termination the Participant engaged in conduct which would constitute “cause”, then the right to exercise any Option is forfeited.

d.	Any provision in an agreement between the Participant and the Company or an Affiliate, which contains a conflicting definition of “cause” for termination and which is in effect at the time of such termination, shall supersede the definition in this Plan with respect to that Participant.

15.	EFFECT ON OPTIONS OF TERMINATION OF SERVICE FOR DISABILITY.

Except as otherwise provided in a Participant’s Option Agreement, a Participant who ceases to be an Employee, Director or Consultant of the Company or of an Affiliate by reason of Disability may exercise any Option granted to such Participant:

a.	To the extent that the Option has become exercisable but has not been exercised on the date of Disability; and

b.	In the event rights to exercise the Option accrue periodically over time, to the extent of a pro rata portion through the date of Disability of any additional vesting rights that would have accrued on the next vesting date had the Participant not become Disabled. The proration shall be based upon the number of days accrued in the current vesting period prior to the date of Disability.

A Disabled Participant may exercise the Option only within the period ending one year after the date of the Participant’s termination of employment, directorship or consultancy, as the case may be, notwithstanding that the Participant might have been able to exercise the Option as to some or all of the Shares on a later date if the Participant had not become Disabled and had continued to be an Employee, Director or Consultant or, if earlier, within the originally prescribed term of the Option.

The Administrator shall make the determination both of whether Disability has occurred and the date of its occurrence (unless a procedure for such determination is set forth in another agreement between the Company and such Participant, in which case such procedure shall be used for such determination). If requested, the Participant shall be examined by a physician selected or approved by the Administrator, the cost of which examination shall be paid for by the Company.

16.	EFFECT ON OPTIONS OF DEATH WHILE AN EMPLOYEE, DIRECTOR OR CONSULTANT.

Except as otherwise provided in a Participant’s Option Agreement, in the event of the death of a Participant while the Participant is an Employee, Director or Consultant of the Company or of an Affiliate, such Option may be exercised by the Participant’s Survivors:

a.	To the extent that the Option has become exercisable but has not been exercised on the date of death; and

b.	In the event rights to exercise the Option accrue periodically over time, to the extent of a pro rata portion through the date of death of any additional vesting rights that would have accrued on the next vesting date had the Participant not died. The proration shall be based upon the number of days accrued in the current vesting period prior to the Participant’s date of death.

If the Participant’s Survivors wish to exercise the Option, they must take all necessary steps to exercise the Option within one year after the date of death of such Participant, notwithstanding that the decedent might have been able to exercise the Option as to some or all of the Shares on a later date if he or she had not died and had continued to be an Employee, Director or Consultant or, if earlier, within the originally prescribed term of the Option.

17.	EFFECT OF TERMINATION OF SERVICE ON STOCK GRANTS AND STOCK-BASED AWARDS.

In the event of a termination of service (whether as an Employee, Director or Consultant) with the Company or an Affiliate for any reason before the Participant has accepted a Stock Grant or a Stock-Based Award and paid the purchase price, if required, such grant shall terminate.

For purposes of this Paragraph 17 and Paragraph 18 below, a Participant to whom a Stock Grant or a Stock-Based Award has been issued under the Plan who is absent from work with the Company or with an Affiliate because of temporary disability (any disability other than a permanent and total Disability as defined in Paragraph 1 hereof), or who is on leave of absence for any purpose, shall not, during the period of any such absence, be deemed, by virtue of such absence alone, to have terminated such Participant’s employment, Director status or consultancy with the Company or with an Affiliate, except as the Administrator may otherwise expressly provide.

In addition, for purposes of this Paragraph 17 and Paragraph 18 below, any change of employment or other service within or among the Company and any Affiliates shall not be treated as a termination of employment, Director status or consultancy so long as the Participant continues to be an Employee, Director or Consultant of the Company or any Affiliate.

18.	EFFECT ON STOCK GRANTS OR STOCK BASED-AWARDS OF TERMINATION OF SERVICE OTHER THAN “FOR CAUSE” OR DEATH OR DISABILITY.

Except as otherwise provided in a Participant’s Agreement, in the event of a termination of service (whether as an Employee, Director or Consultant), other than termination “for cause,” Disability, or death for which events there are special rules in Paragraphs 19, 20, and 21, respectively, before all vesting conditions, forfeiture provisions or Company rights of repurchase shall have lapsed, then the Company shall have the right to cancel or repurchase that number of Shares subject to a Stock Grant or Stock-Based Award as to which the Company’s vesting, forfeiture or repurchase rights have not lapsed.

19.	EFFECT ON STOCK GRANTS OR STOCK BASED-AWARDS OF TERMINATION OF SERVICE “FOR CAUSE”.

Except as otherwise provided in a Participant’s Agreement, the following rules apply if the Participant’s service (whether as an Employee, Director or Consultant) with the Company or an Affiliate is terminated “for cause”:

a.	All Shares subject to any Stock Grant or Stock Based-Award shall be immediately subject to forfeiture or repurchase by the Company at the purchase price, if any, thereof.

b.

For purposes of this Plan, “cause” shall include (and is not limited to) dishonesty with respect to the employer, insubordination, substantial malfeasance or non-feasance of duty, unauthorized disclosure of confidential information, breach by the Participant of any provision of any employment, consulting, advisory, nondisclosure, noncompetition or similar agreement between the Participant and the Company or any Affiliate, conduct substantially prejudicial to the business of the Company or any

Affiliate and any interpretation under applicable law including, but not limited to, German Law Civil Code Section 626. The determination of the Administrator as to the existence of “cause” will be conclusive on the Participant and the Company.

c.	“Cause” is not limited to events which have occurred prior to a Participant’s termination of service, nor is it necessary that the Administrator’s finding of “cause” occur prior to termination. If the Administrator determines, subsequent to a Participant’s termination of service, that either prior or subsequent to the Participant’s termination the Participant engaged in conduct which would constitute “cause,” then the Company’s right to repurchase all of such Participant’s Shares shall apply.

d.	Any provision in an agreement between the Participant and the Company or an Affiliate, which contains a conflicting definition of “cause” for termination and which is in effect at the time of such termination, shall supersede the definition in this Plan with respect to that Participant.

20.	EFFECT ON STOCK GRANTS OR STOCK BASED-AWARDS OF TERMINATION OF SERVICE FOR DISABILITY.

Except as otherwise provided in a Participant’s Agreement, the following rules apply if a Participant ceases to be an Employee, Director or Consultant of the Company or of an Affiliate by reason of Disability: to the extent the Company’s vesting, forfeiture or repurchase rights have not lapsed on the date of Disability and they lapse periodically over time, such rights shall lapse to the extent of a pro rata portion of the Shares subject to such Stock Grant or Stock-Based Award through the date of Disability as would have lapsed had the Participant not become Disabled. The proration shall be based upon the number of days accrued prior to the date of Disability.

The Administrator shall make the determination both of whether Disability has occurred and the date of its occurrence (unless a procedure for such determination is set forth in another agreement between the Company and such Participant, in which case such procedure shall be used for such determination). If requested, the Participant shall be examined by a physician selected or approved by the Administrator, the cost of which examination shall be paid for by the Company.

21.	EFFECT ON STOCK GRANTS OR STOCK BASED-AWARDS OF DEATH WHILE AN EMPLOYEE, DIRECTOR OR CONSULTANT.

Except as otherwise provided in a Participant’s Agreement, the following rules apply in the event of the death of a Participant while the Participant is an Employee, Director or Consultant of the Company or of an Affiliate: to the extent the Company’s vesting, forfeiture or repurchase rights have not lapsed on the date of death and they lapse periodically over time, such rights shall lapse to the extent of a pro rata portion of the Shares subject to such Stock Grant or Stock-Based Award through the date of death as would have lapsed had the Participant not died. The proration shall be based upon the number of days accrued prior to the Participant’s date of death.

22.	PURCHASE FOR INVESTMENT.

Unless the offering and sale of the Shares shall have been effectively registered under the Securities Act of 1933, as now in force or hereafter amended (the “1933 Act”), the Company shall be under no obligation to issue the Shares under the Plan unless and until the following conditions have been fulfilled:

a.	The person(s) who receives a Stock Right shall warrant to the Company, prior to the receipt of Shares, that such person is acquiring such Shares for his or her own account, for investment, and not with a view to, or for sale in connection with, the distribution of any such Shares, in which event the person acquiring such Shares shall be bound by the provisions of the following legend which shall be endorsed upon the certificate(s) evidencing the Shares issued pursuant to such exercise or such grant:

“The shares represented by this certificate have been taken for investment and they may not be sold or otherwise transferred by any person, including a pledgee, unless (1) either (a) a

Registration Statement with respect to such shares shall be effective under the Securities Act of 1933, as amended, or (b) the Company shall have received an opinion of counsel satisfactory to it that an exemption from registration under such Act is then available, and (2) there shall have been compliance with all applicable state securities laws.”

b.	At the discretion of the Administrator, the Company shall have received an opinion of its U.S. counsel that the Shares may be issued in compliance with the 1933 Act without registration thereunder.

The Company may delay issuance of the Shares until completion of any action or obtaining of any consent which the Company deems necessary under any applicable law (including, without limitation, state securities or “blue sky” laws).

23.	DISSOLUTION OR LIQUIDATION OF THE COMPANY.

Upon the dissolution or liquidation of the Company, all Options granted under this Plan which as of such date shall not have been exercised and all Stock Grants and Stock-Based Awards which have not been accepted, to the extent required under the applicable Agreement, will terminate and become null and void; provided, however, that if the rights of a Participant or a Participant’s Survivors have not otherwise terminated and expired, the Participant or the Participant’s Survivors will have the right immediately prior to such dissolution or liquidation to exercise or accept any Stock Right to the extent that the Stock Right is exercisable or subject to acceptance as of the date immediately prior to such dissolution or liquidation. Upon the dissolution or liquidation of the Company, any outstanding Stock-Based Awards shall immediately terminate unless otherwise determined by the Administrator or specifically provided in the applicable Agreement.

24.	ADJUSTMENTS.

Upon the occurrence of any of the following events, a Participant’s rights with respect to any outstanding Stock Right granted to him or her hereunder shall be adjusted as hereinafter provided, unless otherwise specifically provided in a Participant’s Agreement:

A. Stock Dividends and Stock Splits. If (i) the shares of Common Stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of Common Stock as a stock dividend on its outstanding Common Stock, or (ii) additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Common Stock, each Stock Right and the number of shares of Common Stock deliverable thereunder shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made including, in the exercise or purchase price per share, to reflect such events. The number of Shares subject to the limitations in Paragraphs 3 and 5 shall also be proportionately adjusted upon the occurrence of such events.

B. Corporate Transactions. If the Company is to be consolidated with or acquired by another entity in a merger, sale of all or substantially all of the Company’s assets other than a transaction to merely change the state of incorporation or other internal reorganization of the Company and its Affiliates (a “Corporate Transaction”), the Administrator or the board of directors of any entity assuming the obligations of the Company hereunder (the “Successor Board”), shall, as to outstanding Options, either (i) make appropriate provision for the continuation of such Options by substituting on an equitable basis for the Shares then subject to such Options either the consideration payable with respect to the outstanding shares of Common Stock in connection with the Corporate Transaction or securities of any successor or acquiring entity; or (ii) upon written notice to the Participants, provide that such Options must be exercised (either (a) to the extent then exercisable or, (b) at the discretion of the Administrator, any such Options being made fully or partially exercisable for purposes of this Subparagraph), within a specified number of days of the date of such notice, at the end of which period such Options which have not been exercised shall terminate; or (iii) terminate such Options in exchange for payment of an amount equal to the consideration payable upon consummation of such Corporate Transaction to a holder of the number of shares of Common Stock into which such Option would have been exercisable (either (A) to the extent then exercisable or, (B) at the discretion of the Administrator, any such Options being made partially or fully exercisable for purposes of this Subparagraph) less the aggregate exercise price thereof. For purposes of determining the payments to be made pursuant to Subclause (iii) above, in the case of a Corporate Transaction the consideration for which, in whole or in part, is other than cash, the consideration other than cash shall be valued at the fair value thereof as determined in good faith by the Board of Directors.

With respect to outstanding Stock Grants, the Administrator or the Successor Board, shall make appropriate provision for the continuation of such Stock Grants on the same terms and conditions by substituting on an equitable basis for the Shares then subject to such Stock Grants either the consideration payable with respect to the outstanding Shares of Common Stock in connection with the Corporate Transaction or securities of any successor or acquiring entity. In lieu of the foregoing, in connection with any Corporate Transaction, the Administrator may provide that, upon consummation of the Corporate Transaction, each outstanding Stock Grant shall be terminated in exchange for payment of an amount equal to the consideration payable upon consummation of such Corporate Transaction to a holder of the number of shares of Common Stock comprising such Stock Grant (to the extent such Stock Grant is no longer subject to any forfeiture or repurchase rights then in effect or, at the discretion of the Administrator, all forfeiture and repurchase rights being waived upon such Corporate Transaction).

In taking any of the actions permitted under this Paragraph 24(b), the Administrator shall not be obligated by the Plan to treat all Stock Rights, all Stock Rights held by a Participant, or all Stock Rights of the same type, identically.

C. Recapitalization or Reorganization. In the event of a recapitalization or reorganization of the Company, other than a Corporate Transaction pursuant to which securities of the Company or of another corporation are issued with respect to the outstanding shares of Common Stock, a Participant upon exercising an Option or accepting a Stock Grant after the recapitalization or reorganization shall be entitled to receive for the purchase price paid upon such exercise or acceptance the number of replacement securities which would have been received if such Option had been exercised or Stock Grant accepted prior to such recapitalization or reorganization.

D. Adjustments to Stock-Based Awards. Upon the happening of any of the events described in Subparagraphs A, B or C above, any outstanding Stock-Based Award shall be appropriately adjusted to reflect the events described in such Subparagraphs. The Administrator or the Successor Board shall determine the specific adjustments to be made under this Paragraph 24 and, subject to Paragraph 4, its determination shall be conclusive.

E. Modification of Options. Notwithstanding the foregoing, any adjustments made pursuant to Subparagraph A, B or C above with respect to Options shall be made only after the Administrator determines whether such adjustments would (i) constitute a “modification” of any ISOs (as that term is defined in Section 424(h) of the Code) or (ii) cause any adverse tax consequences for the holders of Options, including, but not limited to, pursuant to Section 409A of the Code. If the Administrator determines that such adjustments made with respect to Options would constitute a modification or other adverse tax consequences, it may refrain from making such adjustments, unless the holder of an Option specifically agrees in writing that such adjustment be made and such writing indicates that the holder has full knowledge of the consequences of such “modification” on his or her income tax treatment with respect to the Option. This paragraph shall not apply to the acceleration of the vesting of any ISO that would cause any portion of the ISO to violate the annual vesting limitation contained in Section 422(d) of the Code, as described in Paragraph 6(B)(iv).

25.	ISSUANCES OF SECURITIES.

Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to Stock Rights. Except as expressly provided herein, no adjustments shall be made for dividends paid in cash or in property (including without limitation, securities) of the Company prior to any issuance of Shares pursuant to a Stock Right.

26.	FRACTIONAL SHARES.

No fractional shares shall be issued under the Plan and the person exercising a Stock Right shall receive from the Company cash in lieu of such fractional shares equal to the Fair Market Value thereof.

27.	CONVERSION OF ISOs INTO NON-QUALIFIED OPTIONS; TERMINATION OF ISOs.

The Administrator, at the written request of any Participant, may in its discretion take such actions as may be necessary to convert such Participant’s ISOs (or any portions thereof) that have not been exercised on the date of conversion into Non-Qualified Options at any time prior to the expiration of such ISOs, regardless of whether the Participant is an Employee of the Company or an Affiliate at the time of such conversion. At the time of such conversion, the Administrator (with the consent of the Participant) may impose such conditions on the exercise of the resulting Non-Qualified Options as the Administrator in its discretion may determine, provided that such conditions shall not be inconsistent with this Plan. Nothing in the Plan shall be deemed to give any Participant the right to have such Participant’s ISOs converted into Non-Qualified Options, and no such conversion shall occur until and unless the Administrator takes appropriate action. The Administrator, with the consent of the Participant, may also terminate any portion of any ISO that has not been exercised at the time of such conversion.

28.	WITHHOLDING.

In the event that any U.S. federal, other country, state, or local income taxes, employment taxes, Federal Insurance Contributions Act (“F.I.C.A.”) withholdings or other amounts are required by applicable law or governmental regulation to be withheld from the Participant’s salary, wages or other remuneration in connection with the vesting, exercise or acceptance of a Stock Right or in connection with a Disqualifying Disposition (as defined in Paragraph 29) or upon the lapsing of any right of forfeiture or repurchase, the Company may withhold from the Participant’s compensation, if any, or may require that the Participant advance in cash to the Company, or to any Affiliate of the Company which employs or employed the Participant, the statutory minimum amount of such withholdings unless a different withholding arrangement, including the use or sale of shares of the Company’s Common Stock or a promissory note, is authorized by the Administrator (and permitted by law). For purposes hereof, the fair market value of the shares withheld for purposes of payroll withholding shall be determined in the manner set forth under the definition of Fair Market Value provided in Paragraph 1 above, as of the most recent practicable date prior to the date of exercise. If the Fair Market Value of the shares withheld is less than the amount of payroll withholdings required, the Participant may be required to advance the difference in cash to the Company or the Affiliate employer. The Administrator in its discretion may condition the exercise of an Option for less than the then Fair Market Value on the Participant’s payment of such additional withholding.

29.	NOTICE TO COMPANY OF DISQUALIFYING DISPOSITION.

Each Employee who receives an ISO must agree to notify the Company in writing immediately after the Employee makes a Disqualifying Disposition of any Shares acquired pursuant to the exercise of an ISO. A Disqualifying Disposition is defined in Section 424(c) of the Code and includes any disposition (including any sale or gift) of such Shares before the later of (a) two years after the date the Employee was granted the ISO, or (b) one year after the date the Employee acquired Shares by exercising the ISO, except as otherwise provided in Section 424(c) of the Code. If the Employee has died before such Shares are sold, these holding period requirements do not apply and no Disqualifying Disposition can occur thereafter.

30.	TERMINATION OF THE PLAN.

The Plan will terminate on May 5, 2024, the date which is ten years from the earlier of the date of its adoption by the Board of Directors and the date of its approval by the shareholders of the Company. The Plan may be terminated at an earlier date by vote of the shareholders or the Board of Directors of the Company; provided, however, that any such earlier termination shall not affect any Agreements executed prior to the effective date of such termination. Termination of the Plan shall not affect any Stock Rights theretofore granted.

31.	AMENDMENT OF THE PLAN AND AGREEMENTS.

The Plan may be amended by the shareholders of the Company. The Plan may also be amended by the Administrator, including, without limitation, to the extent necessary to qualify any or all outstanding Stock Rights granted under the Plan or Stock Rights to be granted under the Plan for favorable federal income tax treatment (including deferral of taxation upon exercise) as may be afforded incentive stock options under Section 422 of the Code or any other tax regulation of any applicable jurisdiction, and to the extent necessary to qualify the Shares issuable under the Plan for listing on any national securities exchange or quotation in any national automated quotation system of securities dealers or other exchange. Any amendment approved by the Administrator which the Administrator determines is of a scope that requires shareholder approval shall be subject to obtaining such shareholder approval. Other than as set forth in Paragraph 24 of the Plan, the exercise price of an Option may not be reduced without stockholder approval.

Any modification or amendment of the Plan shall not, without the consent of a Participant, adversely affect his or her rights under a Stock Right previously granted to him or her. With the consent of the Participant affected, the Administrator may amend outstanding Agreements in a manner which may be adverse to the Participant but which is not inconsistent with the Plan. In the discretion of the Administrator, outstanding Agreements may be amended by the Administrator in a manner which is not adverse to the Participant.

32.	EMPLOYMENT OR OTHER RELATIONSHIP.

Nothing in this Plan or any Agreement shall be deemed to prevent the Company or an Affiliate from terminating the employment, consultancy or Director status of a Participant, nor to prevent a Participant from terminating his or her own employment, consultancy or Director status or to give any Participant a right to be retained in employment or other service by the Company or any Affiliate for any period of time.

33.	GOVERNING LAW.

This Plan shall be construed and enforced in accordance with the law of The Netherlands.

ATTENDANCE FORM    TO:    QIAGEN N.V.

                                                       c/o American Stock Transfer and Trust Company

                                                       Attention: Proxy Department

                                                       6201 15th Avenue

                                                       Brooklyn, New York 11219

QIAGEN N.V.

Annual General Meeting of Shareholders

June 25, 2014

The undersigned, beneficial holder of                          registered shares of QIAGEN N.V. (the “Company”), hereby notifies the Company that he/she/it wishes to attend and to exercise his/her/its shareholder rights at the Annual General Meeting of Shareholders of the Company to be held on Wednesday, June 25, 2014 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands, and requests that the Company add his/her/its name to the admission list for the Annual General Meeting.

The undersigned beneficial shareholder realizes that he/she/it can only exercise his/her/its shareholder rights for the shares beneficially held in his/her/its name as of the close of business (New York time) on Wednesday, May 28, 2014, the record date for the Annual General Meeting.

In witness whereof the undersigned has duly executed this form/caused this form to be duly executed by its authorized officers at                                          this              day of                             , 2014.

(Signature of beneficial shareholder)

(Signature of beneficial shareholder)

(Print full name of beneficial shareholder(s))

If the shares are held jointly, each beneficial holder must sign. Notification must be received no later than 5 p.m. (New York time) on June 18, 2014 at the offices of American Stock Transfer and Trust Company, Attention: Proxy Department, 6201 15th Avenue, Brooklyn, New York 11219, United States of America.

ATTENDANCE FORM    TO:    QIAGEN N.V.

                                                       c/o American Stock Transfer and Trust Company

                                                       Attention: Proxy Department

                                                       6201 15th Avenue

                                                       Brooklyn, New York 11219

QIAGEN N.V.

Annual General Meeting of Shareholders

June 25, 2014

The undersigned, holder of                          registered shares (with share certificate number              through             ) of QIAGEN N.V. (the “Company”), hereby notifies the Company that he/she/it wishes to attend and to exercise his/her/its shareholder rights at the Annual General Meeting of Shareholders of the Company to be held on Wednesday, June 25, 2014 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands, and requests that the Company add his/her/its name to the admission list for the Annual General Meeting.

The undersigned registered shareholder realizes that he/she/it can only exercise his/her/its shareholder rights for the shares registered in his/her/its name as of the close of business (New York time) on Wednesday, May 28, 2014, the record date for the Annual General Meeting.

In witness whereof the undersigned has duly executed this form/caused this form to be duly executed by its authorized officers at                                          this              day of                             , 2014.

(Signature of registered shareholder)

(Signature of registered shareholder)

(Print full name of registered shareholder(s))

If the shares are held jointly, each registered holder must sign. Notification must be received no later than 5 p.m. (New York time) on June 18, 2014 at the offices of American Stock Transfer and Trust Company, Attention: Proxy Department, 6201 15th Avenue, Brooklyn, New York 11219, United States of America.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

QIAGEN N.V.

June 25, 2014

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement, 2013 Annual Report

and copies of other documentation related to the Annual General Meeting are available at www.qiagen.com/agm2014

Please mark, sign, date and

mail your proxy card in the

envelope provided as soon

as possible.

The proxy card must be

received no later than 5 p.m.

(New York Time) on June 20,

2014 for your vote to count.

i Please detach along perforated line and mail in the envelope provided. i

■

PLEASE MARK, SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
1.	Proposal to adopt the Annual Accounts for the year ended December 31, 2013 (“Fiscal Year 2013”).	☐	☐	☐		f. Ms. Elizabeth E. Tallett	☐	☐	☐
2.	Proposal to discharge from liability the Managing Directors for the performance of their duties during Fiscal Year 2013.	☐	☐	☐		g. Dr. Elaine Mardis	☐	☐	☐
3.	Proposal to discharge from liability the Supervisory Directors for the performance of their duties during Fiscal Year 2013.	☐	☐	☐	5.	Reappointment of the Managing Directors for a term ending on the date of the Annual General Meeting in 2015:
4.	(Re-) Appointment of the Supervisory Directors for a term ending on the date of the Annual General Meeting in 2015:					a. Mr. Peer Schatz b. Mr. Roland Sackers	☐ ☐	☐ ☐	☐ ☐
	a. Dr. Werner Brandt	☐	☐	☐	6.	Amendment to the Remuneration Policy with respect to the Managing Board.	☐	☐	☐
	b. Mr. Stéphane Bancel	☐	☐	☐	7.	Amendment to the remuneration of the Supervisory Board to:
	c. Dr. Metin Colpan d. Prof. Dr. Manfred Karobath	☐ ☐	☐ ☐	☐ ☐		a. amend the cash based remuneration of the Supervisory Board b. amend the equity based remuneration of the Supervisory Board	☐ ☐	☐ ☐	☐ ☐
	e. Mr. Lawrence A. Rosen	☐	☐	☐	8.	Proposal to reappoint Ernst & Young Accountants LLP as auditors of the Company for the fiscal year ending December 31, 2014.	☐	☐	☐
					9.	Proposal to authorize the Supervisory Board, until December 25, 2015 to:
						a. issue a number of Common Shares and financing preference shares and grant rights to subscribe for such shares	☐	☐	☐
						b. restrict or exclude the pre-emptive rights with respect to issuing shares or granting subscription rights of up to 20% of the aggregate par value of all shares issued and outstanding	☐	☐	☐
					10.	Proposal to authorize the Managing Board, until December 25, 2015, to acquire shares in the Company’s own share capital.	☐	☐	☐
					11.	Approval of the 2014 Stock Plan.	☐	☐	☐
THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR AND IN FAVOR OF THE PROPOSALS SET FORTH HEREIN UNLESS A CONTRARY SPECIFICATION IS MADE.
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.				☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: ■	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the person named on the stock certificate has died, please submit evidence of your authority. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by an authorized person.	■

☐	¢

QIAGEN N.V.

Proxy for Annual General Meeting of Shareholders

to be held June 25, 2014

THIS PROXY IS SOLICITED ON BEHALF OF

THE MANAGING BOARD AND SUPERVISORY BOARD

THE UNDERSIGNED hereby appoints an independent attorney, Mr. Christoph Rieckmann of Linklaters LLP, and each attorney employed by Linklaters LLP, or either of them individually and each of them with full power of substitution, as proxies to vote for and on behalf of the undersigned at the Annual General Meeting of Shareholders of QIAGEN N.V. (the “Company”) to be held on Wednesday, June 25, 2014 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands, upon and with respect to all of the Common Shares of the Company to which the undersigned would be entitled to vote and act if personally present. The undersigned hereby directs the proxies to vote in accordance with their judgment on any matters which may properly come before the meeting, all as indicated in the Notice of the meeting, receipt of which is hereby acknowledged, and to act on the following voting matters set forth in such Notice as specified by the undersigned.

If no direction is given, this proxy will be voted FOR election of the Managing Directors and Supervisory Directors and FOR Proposals 1, 2, 3, 6, 7, 8, 9, 10 and 11.

(Continued and to be signed on the reverse side.)

¢	14475	¢

Voting Results of the 2014 Annual General Meeting of Shareholders

QIAGEN’s 2014 Annual General Meeting of Shareholders (the “Annual Meeting”) was held on June 25, 2014. The following actions were taken at the Annual Meeting:

1.	Proposal to adopt the Annual Accounts of QIAGEN N.V. (the “Company”) for the year ended December 31, 2013 (“Fiscal Year 2013”) was approved by a vote of 145,983,250 “for” versus 9,067 “against.” There were 451,918 abstentions.

2.	Proposal to discharge from liability the Managing Directors for the performance of their duties during Fiscal Year 2013 was approved by a vote of 141,533,056 “for” versus 4,424,739 “against.” There were 486,440 abstentions.

3.	Proposal to discharge from liability the Supervisory Directors for the performance of their duties during Fiscal Year 2013 was approved by a vote of 139,180,938 “for” versus 6,779,207 “against.” There were 484,090 abstentions.

4.	a. Proposal to reappoint Dr. Werner Brandt as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2015 was approved by a vote of 131,392,696 “for” versus 13,553,617 “against.” There were 1,497,922 abstentions.

b. Proposal to reappoint Mr. Stéphane Bancel as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2015 was approved by a vote of 145,332,773 “for” versus 633,421 “against.” There were 478,041 abstentions.

c. Proposal to reappoint Dr. Metin Colpan as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2015 was approved by a vote of 141,650,437 “for” versus 4,314,679 “against.” There were 479,119 abstentions.

d. Proposal to reappoint Prof. Dr. Manfred Karobath as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2015 was approved by a vote of 118,594,262 “for” versus 27,372,160 “against.” There were 477,813 abstentions.

e. Proposal to reappoint Mr. Lawrence Rosen as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2015 was approved by a vote of 139,953,366 “for” versus 6,013,341 “against.” There were 477,528 abstentions.

f. Proposal to reappoint Ms. Elizabeth Tallett as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2015 was approved by a vote of 139,191,941 “for” versus 6,773,880 “against.” There were 478,414 abstentions.

g. Proposal to appoint Dr. Elaine Mardis as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2015 was approved by a vote of 145,945,787 “for” versus 20,935 “against.” There were 477,513 abstentions.

5.	a. Proposal to reappoint Mr. Peer Schatz as a Managing Director of the Company for a term ending on the date of the Annual General Meeting in 2015 was approved by a vote of 145,805,934 “for” versus 205,084 “against.” There were 433,217 abstentions.

b. Proposal to reappoint Mr. Roland Sackers as a Managing Director of the Company for a term ending on the date of the Annual General Meeting in 2015 was approved by a vote of 145,054,395 “for” versus 958,200 “against.” There were 431,640 abstentions.

6.	Proposal to amend the Remuneration Policy with respect to the Managing Board was approved by a vote of 137,807,929 “for” versus 7,523,290 “against.” There were 1,113,016 abstentions.

7.	a. Proposal to amend the cash based remuneration with respect to the Supervisory Board was approved by a vote of 140,895,638 “for” versus 5,059,790 “against.” There were 488,807 abstentions.

b. Proposal to amend the equity based remuneration with respect to the Supervisory Board was approved by a vote of 137,758,423 “for” versus 8,195,732 “against.” There were 490,080 abstentions.

8.	Proposal to reappoint Ernst & Young Accountants as auditors of the Company for the fiscal year ending December 31, 2014 was approved by a vote of 102,699,875 “for” versus 43,366,359 “against.” There were 423,859 abstentions.

9.	a. Proposal to authorize the Supervisory Board to issue a number of Common Shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2013 as included in the Annual Accounts for Fiscal Year 2013 was approved by a vote of 120,881,110 “for” versus 25,087,556 “against.” There were 475,569 abstentions.

b. Proposal to authorize the Supervisory Board to restrict or exclude the pre-emptive rights with respect to issuing shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of 20% of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2013 was approved by a vote of 123,462,420 “for” versus 22,498,426 “against.” There were 483,389 abstentions.

10.	Proposal to authorize the Managing Board to acquire shares in the Company’s own share capital until December 30, 2015 was approved by a vote of 144,108,076 “for” versus 1,650,908 “against.” There were 685,251 abstentions.

11.	The 2014 Stock Plan was approved by a vote of 117,787,060 “for” versus 28,127,170 “against.” There were 530,005 abstentions.

Annual Report 2013

From Sample to Insight

QIAGEN®

Sample & Assay Technologies

OUR MISSION

As the innovative market and technology leader, QIAGEN creates Sample & Assay Technologies that enable access to valuable molecular information from any biological sample.

Our mission is to enable our customers to achieve outstanding success and breakthroughs in life sciences, applied testing, pharma and molecular diagnostics. We thereby make improvements in life possible.

Our commitment to the markets, customers and patients we serve drives our innovation and leadership in all areas where our Sample & Assay Technologies are required.

The exceptional talent, skill and passion of our employees are key to QIAGEN's excellence, success and value.

KEY FIGURES

QIAGEN Key Figures

As of December 31

$ 1,000 except per share data Results	2013	2012	2011	2010	2009
Net sales	1,301,984	1,254,456	1,169,747	1,087,431	1,009,825
Operating income	63,330	169,814	99,588	188,537	180,205
Net income *	69,073	129,506	96,038	144,311	137,767
Basic earnings per share *	0.30	0.55	0.41	0.62	0.67
Diluted earnings per share (EPS) *	0.29	0.54	0.40	0.60	0.64
Number of shares (in thousands)
Weighted average number of common shares used to compute basic net income per common share	234,000	235,582	233,850	232,635	206,928

Weighted average number of common shares used to compute diluted net income per common share	242,175	240,746	239,064	240,483	213,612

Cash flow
Cash flow from operations	258,957	244,880	244,779	250,752	216,995
Capital expenditures for property, plant and equipment	84,468	101,996	86,805	79,666	52,179
Free cash flow
(cash flow from operations less capital expenditures)	174,489	142,884	157,974	171,086	164,816
Cash EPS
(cash flow from operations / weighted average number of diluted shares)	1.07	1.02	1.02	1.04	1.02
Balance sheet
Total assets	4,088,392	4,087,631	3,729,685	3,878,478	3,769,219

Cash and cash equivalents	330,303	394,037	221,133	828,407	825,557
Total long-term liabilities, including current portion	1,032,409	1,101,550	725,874	1,118,932	1,171,065

Total equity	2,723,871	2,724,363	2,557,798	2,476,353	2,291,169

*	Attributable to the owners of QIAGEN N.V.

Adjusted Net Sales	Adjusted Net Income	Adjusted Diluted Earnings per Share

Adjusted net sales of $ 1,306 million in 2013 includes deferred revenue contributions from Ingenuity and CLC bio acquisitions under purchase accounting rules.	Excluding acquisition, business integration, restructuring and related charges as well as amortization of acquired IP and share-based compensation of $ 61.8 million in 2009, $ 78.4 million in 2010, $138.4 million in 2011, $131.2 million in 2012, $ 206.0 million in 2013.	Excluding acquisition, business integration, restructuring and related charges as well as amortization of acquired IP and share-based compensation of $ 0.29 in 2009, $ 0.33 in 2010, $ 0.58 in 2011, $ 0.54 in 2012, and $ 0.85 in 2013.

$ 1,000	$ 1,000	$ per share

CAGR – Compound annual growth rate

This document contains detailed financial information about QIAGEN prepared under U.S. generally accepted accounting standards (U.S. GAAP) and included in our Form 20-F annual report filed with the U.S. Securities and Exchange Commission. QIAGEN also publishes an annual report under IFRS accounting standards, which is available on our website at www.qiagen.com.

QIAGEN AT A GLANCE

Product Categories

Percentage share of 2013 net sales

Instruments	Consumables and related products

are used with consumables, enabling customers to automate processes from the preparation of clinical samples to the delivery of valuable results.	are specialized kits that contain all necessary materials to support the use of sample and / or assay technologies as well as bioinformatics solutions for analysis, interpretation and reporting of biological data.

Customer Classes

Percentage share of 2013 net sales

Molecular Diagnostics	Applied Testing

Physicians, hospitals and healthcare providers use QIAGEN technologies to save lives and fight disease. Our products support disease prevention such as screening women for risk of cervical cancer; profiling of patients to pinpoint many diseases; personalized healthcare to guide treatment decisions; and point-of-need testing to provide on-site diagnosis.

Professionals in fields such as human identification and forensics, food testing and veterinary medicine use QIAGEN technologies in commercial applications beyond human healthcare. Our products are helping to solve crimes, secure food supplies and detect potentially devastating livestock diseases.

Academia	Pharma
Researchers at life science laboratories around the world depend on QIAGEN to advance our understanding of the molecular basis of life. Customers include universities and research institutes.	Scientists in the pharmaceutical and biotechnology industries look to QIAGEN to advance gene-based drug discovery and development, supporting the creation of new medical breakthroughs.

Letter to our Shareholders

Consider the sheer volume of biological data now being collected about human life: Experts say more biological information was generated during 2013 than in all of mankind’s previous history, and the volume keeps growing. For 2015, it is estimated that it will take about 1.5 billion DVDs to store the information just from this one year.

A decade after completion of the Human Genome Project, the quantity and complexity of biological data are growing exponentially – and uses for genomic tools are expanding daily.

The challenge for life science researchers and clinicians is that there is a difference between generating immense amounts of biological information and data, and actually creating insights that can push the boundaries of our knowledge and improve outcomes for patients. Amid the abundance of data that today’s technologies such as sequencing can generate, actionable insights are the key to creating real value.

Scientists and clinicians using molecular testing have arrived in the age of “big data” – seeking ways to sort, analyze and interpret increasingly complex biological data sets for the ultimate benefit of patients. For a growing number of QIAGEN customers, making sense of today’s vast flows of information has become a major bottleneck. QIAGEN is helping these customers by offering solutions for many of the challenges of big data – the biotechnology revolution is indeed coming together with the digital revolution.

PEER M. SCHATZ

Chief Executive Officer

»	Amid the abundance of data that today’s technologies can generate, actionable insights are the key to creating real value.«

2

Letter to our Shareholders

As you will read in this Annual Report, QIAGEN is intensifying our commitment to enabling customers to transform biological samples into valuable insights across the entire value chain of laboratory workflows. Our efforts start with innovations in the processing of biological samples to unlock new sources of precious genomic information and also encompass the creation of novel detection technologies to draw insights from the molecular building blocks of life. QIAGEN’s industry-leading bioinformatics solutions enable our customers to analyze, interpret and report on vast amounts of highly complex biological data, while our automated solutions integrate all of these steps into complete sample-to-insight workflows.

Our strategy, anchored in QIAGEN’s global leadership in Sample & Assay Technologies, means we will engage our customers more closely than ever as their needs continue to expand – with a profound impact on the treatment of diseases and other problems in society. The actions we are taking will help QIAGEN fulfill our mission of making improvements in life possible.

Accelerating innovation and growth

I am pleased to report that QIAGEN delivered on the key goals of 2013, achieving growth in all regions and customer classes while making important progress on initiatives to accelerate the pace of innovation and growth.

Adjusted net sales rose 5 % at constant exchange rates (CER) to $ 1.3 billion in 2013, while adjusted diluted earnings per share grew 6 % to $ 1.14 per share (excluding restructuring and acquisition-related costs, share-based compensation and amortization of intangible assets).

A key strength of QIAGEN is the synergy and potential of our engagement across the full continuum of life sciences and molecular diagnostics. Our growth in 2013 spanned all four customer classes: Molecular Diagnostics led the way at 7 % CER, Applied Testing gained 6 % CER, and Pharma and Academia grew at low single-digit rates.

Approximately half of 2013 sales were in Molecular Diagnostics, where we offer an industry-leading, broad portfolio of technologies and test content. Among the highlights: In Prevention, the QuantiFERON-TB test for latent tuberculosis (TB) grew more than 20 % CER and increased to 6 % of total sales. Our HPV screening tests for risk of cervical cancer experienced pricing

3

headwinds in the United States and at the same time strong, double-digit growth in the rest of the world. In Profiling, infectious disease test kits grew at double-digit rates, driven by growing adoption of the QIAsymphony automation platform. Personalized Healthcare sales were also higher, with important launches of new companion diagnostics. In Point of Need, our AmniSure women’s health product maintained double-digit CER growth.

QIAGEN’s flexible QIAsymphony automation platform exceeded our target of 1,000 cumulative placements in 2013, driving dissemination of molecular testing in all customer classes. New test kit launches in Molecular Diagnostics added valuable content in 2013. Our therascreen EGFR RGQ PCR Kit became the second companion diagnostic for an important cancer indication to be approved by the U.S. Food and Drug Administration (FDA) to run on the Rotor-Gene Q MDx module of the QIAsymphony family. In Europe, we launched the CE-marked artus CT / NG QS-RGQ Kit on QIAsymphony for diagnosis of two widespread sexually transmitted pathogens. We also introduced the RespiFinder RG Panel in Europe for diagnosis of 21 respiratory pathogens – the first highly multiplexed pathogen assay designed to run on the Rotor-Gene Q.

In 2013, we made a focused effort to expand international registrations of Molecular Diagnostics products, with more than 1,500 submissions, a 20 % increase compared to 2012. Other successes included approvals in China and India of careHPV, our unique test for HPV screening in low-resource settings, and an important milestone for QuantiFERON-TB, our screening tool for latent tuberculosis, which passed technical review in China in November 2013.

Applied Testing, which serves users in forensics, food safety and animal health, delivered solid gains in consumables, more than offsetting a difficult comparison to prior-year instrument sales, which had been very strong.

Despite continued restructuring among Pharma customers, our sales grew in 2013, and were supported by first-time contributions from Ingenuity and CLC bio, whose bioinformatics software is widely used in pharmaceutical and biotech R & D.

Academia also grew slightly, helped by the new bioinformatics sales, amid adverse conditions for research budgets, in particular the U.S. government’s sequestration cuts.

4

Letter to our Shareholders

Even amid tough economic challenges, sales in 2013 improved in all geographic regions (at constant exchange rates, CER): Asia- Pacific / Japan grew 6%, the Americas gained 5 % and Europe / Middle East / Africa rose 2%. Our top seven emerging markets, which remain a key focus for future development, once again delivered strong growth and rose 24 % CER.

Focusing on growth drivers

We are committed more than ever to accelerating the pace of innovation and growth at QIAGEN by focusing on five key growth drivers: driving ongoing global adoption of the QIAsymphony platform and expanding the menu of test content; extending QIAGEN’s leadership in Personalized Healthcare with innovative companion diagnostics; establishing the QuantiFERON-TB test as the modern gold standard for latent tuberculosis control; expanding the use of bioinformatics in molecular applications, including our Ingenuity and CLC bio franchises; and creating an industry-leading portfolio to drive use of next-generation sequencing (NGS) in clinical research and diagnostics. Each of these initiatives is well underway, and we made significant progress on them in 2013 and look forward to moving ahead in 2014.

QIAsymphony

Laboratories in Molecular Diagnostics and other customer groups are transforming workflows with our modular QIAsymphony system, which automates entire processes from biological samples to valuable molecular insights. We expect the QIAsymphony momentum to continue. After breaking through our goal of more than 1,000 cumulative placements in 2013, we have set new targets of more than 1,250 placements by the end of 2014 and 1,500 by the end of 2015.

Our strategy includes seeking regulatory approvals for the QIAsymphony platform as customers and authorities demand standardized platforms with proven reliability. In December 2013, we submitted the complete QIAsymphony RGQ MDx platform to the FDA for 510(k) clearance, including the QIAsymphony SP (sample processing), QIAsymphony AS (assay setup) and the Rotor-Gene Q MDx (real-time PCR detection cleared by the FDA in 2012).

The QIAsymphony platform is driving dissemination of standardized new assays worldwide, and development activities continue to add valuable content. While QIAsymphony already has the broadest test menu in its category in Europe and other markets, in the United States the

5

system is currently primarily used for laboratory-developed assays. The portfolio includes more than 20 CE-marked assays in Europe with about 35 new tests currently in development for a variety of biomarkers. In addition, one FDA-cleared and two FDA-approved diagnostic assays in the United States are designed to run on the Rotor-Gene Q MDx platform.

For example, QIAGEN aims to market the broadest test portfolio for healthcare-associated infections (also called HAIs) in Europe, North America and rest of the world. HAIs affect an estimated 5.8 million hospitalized patients a year in Europe and the United States, leading to more than 100,000 deaths. The artus C. difficile test now under review in the U.S., which has already launched in Europe, will aid in the diagnosis of Clostridium difficile infection, a life-threatening pathogen prevalent in hospitals and nursing homes. Test kits for additional HAI pathogens, also designed to run on the QIAsymphony platform, are in advanced stages of development.

Personalized Healthcare

QIAGEN’s portfolio of Personalized Healthcare tests, which guide treatment based on individual patients’ genetic characteristics, continues to gain momentum through growing adoption of our clinically proven companion diagnostics – and development of innovative new technologies.

Around the world, we offer a broad portfolio of companion diagnostics based on more than 30 biomarkers, and we continue to introduce new tests. In 2013, we launched the therascreen EGFR RGQ PCR Kit in the United States for use in non-small cell lung cancer (NSCLC). The therascreen EGFR test became our second FDA-approved companion diagnostic, along with the therascreen KRAS RGQ PCR Kit launched in 2012 in colorectal cancer. Our evidence-based reimbursement strategy is gaining traction as payers recognize the value of these clinically proven, standardized products. In Europe we launched the therascreen IDH1 / 2 RGQ kit in January 2014 to better diagnose patients with gliomas (brain and spinal cord tumors).

Adding to our pipeline, QIAGEN is engaged in more than 15 co-development programs for companion diagnostics paired with pharmaceutical products, and 2013 was a record year for new agreements. We began our third project with Eli Lilly and Company, for a diagnostic paired with a novel Lilly oncology compound. A new partnership with Clovis Oncology is developing a novel test for EGFR mutation status to guide the use of a Clovis compound in NSCLC patients.

6

Letter to our Shareholders

In another new partnership, QIAGEN and Exosome Diagnostics will begin launching in 2014 a series of high-performance sample preparation kits for processing nucleic acids from exosomes, tiny enclosures that circulate in the blood and other body fluids. Our technologies extract and purify high-quality RNA and DNA from exosomes, offering potential for a non-invasive way to diagnose and monitor disease progress without the need for tissue biopsies. QIAGEN and Exosome are also co-developing a first-in-class, blood-based companion diagnostic to detect mutations of an undisclosed gene, with potential to be paired with several new anticancer drugs.

QuantiFERON-TB Gold

Our QuantiFERON-TB Gold test is expanding globally as the modern gold standard in screening for latent tuberculosis infection, replacing the unreliable, over 100-year-old tuberculin skin test. Latent TB infection affects an estimated one-third of the world’s population, and as many as 10 % of individuals with latent infection go on to develop active TB, a life-threatening lung disease.

To help control this significant and real public health threat, QIAGEN is focusing on key subpopulations such as healthcare workers, patients with reduced immunity, and individuals who have lived in regions where TB is endemic. Sales of QuantiFERON-TB grew more than 20 % CER in 2013. Having established market leadership in the United States and Europe, we are preparing to launch QuantiFERON-TB in 2014 in China, the world’s second-largest market. In current markets, we are expanding into additional subpopulations such as type 2 diabetes patients.

At the same time, we achieved progress in developing a fourth-generation version of the QuantiFERON-TB Gold test, which is designed to combine an even higher sensitivity in high-risk individuals with improved handling and performance, further expanding the market opportunity for this product beyond the 120-year-old skin test.

Bioinformatics

QIAGEN acquired two well-positioned software companies in 2013 – Ingenuity Systems and CLC bio, and took a leading position in the emerging market for commercial bioinformatics solutions. Software tools for the analysis and interpretation of complex biological data are critical in driving adoption of molecular testing, especially for handling massive amounts of data from next-generation sequencing (NGS). With the integration of Ingenuity and CLC bio,

7

QIAGEN is now enabling a broad range of customers to transform data from genomic sequencing into valuable insights in an area expected to deliver rapid double-digit growth in 2014 and beyond.

We are preparing for important product rollouts to expand our bioinformatics offering in 2014. CLC Cancer Research Workbench is the world’s first comprehensive, user-friendly and customizable cancer-focused bioinformatics solution. The software will allow rapid analysis and accurate interpretation of advanced NGS data to provide detailed diagnosis of cancers. Ingenuity Clinical is a new web-based solution to deliver faster, easier-to-use and high-confidence clinical interpretation and reporting of insights from NGS-based tests. Drawing on the vast clinical and genomic data in the expert-curated Ingenuity Knowledge Base, Ingenuity Clinical will be the first product specifically designed to address challenges of scale, speed and decision support that healthcare laboratories face in the adoption of NGS.

QIAGEN’s bioinformatics offerings are “universal,” enabling customers to transform data generated by any sequencing platform into valuable insights. We are also integrating these analyses and interpretation solutions into our full range of technologies.

Next-generation sequencing workflows

QIAGEN’s initiative to create an industry-leading portfolio to drive the use of next-generation sequencing in clinical research and diagnostics is making substantial progress. As NGS moves from research into the clinical setting, we expect these new technologies to add to well-established capabilities such as real-time polymerase chain reaction (PCR). But adoption of NGS in clinical settings has been held back by significant bottlenecks – such as difficult-to-process clinical samples for NGS and challenges in the analysis of large amounts of complex data. Our NGS strategy targets exactly these customer needs, building on our leadership in sample technologies and our innovative solutions for bioinformatics.

We are commercializing a range of universal sample and assay consumables compatible with any NGS platform. Sample technologies include pre-analytic kits such as our REPLI-g Single Cell Kit for highly accurate sequencing from single cells and minute amounts of DNA. On the assay side we are expanding our portfolio of GeneReadTM DNAseq gene panels for use in

8

Letter to our Shareholders

cancer and other diseases. At the same time, we are developing the novel GeneReaderTM benchtop sequencer for NGS users. A key differentiator is that QIAGEN is developing a seamless sample-to-insight workflow that combines our leadership in Sample & Assay Technologies and rich content for gene panels with our leadership in bioinformatics.

Looking ahead

I hope this Annual Report and the online feature stories that accompany it give you a glimpse into what we see as a very exciting next phase of QIAGEN’s growth. Technologies to unlock the molecular secrets of life have created a wave of ongoing discoveries with practical applications, emerging new methods and value for people’s lives – and QIAGEN is helping drive that growth.

Our strategy focuses on leading the market with sample-to-insight workflows for molecular diagnostics and life science research across the entire value chain. Our automation platforms, novel test content and bioinformatics are addressing the many unmet customer needs.

Looking to 2014 and beyond, we have set ambitious targets to accelerate sales, generate higher operating cash flow and create greater value for our shareholders.

QIAGEN’s 4,000 employees around the world are committed to helping customers transform raw biological samples into valuable insights. I would like to personally thank these colleagues for sharing their passion and expertise, especially as we continue initiatives to further improve our culture through the values of focus, accountability and entrepreneurial decision-making.

Thank you for your confidence in the value QIAGEN is creating and supporting us in achieving our mission of making improvements in life possible.

Peer M. Schatz

9

DR. WERNER BRANDT                    PROF. DR. DR. H.C. DETLEV H. RIESNER

10

Report of the Supervisory Board

The members of the Supervisory Board wish to thank all QIAGEN employees and members of the Executive Committee for the achievements in 2013, a year in which QIAGEN made significant progress on strategic initiatives to accelerate innovation and growth. We would also like to thank our shareholders, customers, business partners and other stakeholders for honoring QIAGEN with your continued collaboration and trust.

We are pleased with the performance of QIAGEN in 2013, as our employees achieved targets for improved sales in all customer classes and geographic regions while completing transformational programs to increase efficiency and effectiveness. Our teams have created a strong focus on five growth drivers that have the potential to transform QIAGEN. Adoption of our QIAsymphony automation platform continues to set new standards, and QIAGEN completed important U.S. regulatory submissions for the full QIAsymphony workflow and is expanding the test menu. We continue to drive global expansion of the QuantiFERON-TB latent tuberculosis test, which is set to exceed $ 100 million of sales in 2014. We are also seeing strong momentum in our industry-leading Personalized Healthcare portfolio with a significant number of new partnership agreements signed in 2013. In bioinformatics and next-generation sequencing, two emerging growth drivers for QIAGEN, we are moving ahead with initiatives to expand our portfolio of universal products and services – particularly our leadership in bioinformatics analysis and interpretation – as well as making progress on developing the sample-to-insight GeneReader NGS benchtop workflow. The Supervisory Board believes QIAGEN is well-positioned to achieve the goals set for 2014 and deliver on our mission of making improvements in life possible.

This Report of the Supervisory Board is a signal of the changes taking place in the Supervisory Board, which are part of a smooth generational transformation that has been taking place in recent years. As previously announced, Prof. Dr. Dr. h.c. Detlev H. Riesner has decided to step down as Chairman of the Supervisory Board at a Supervisory Board meeting to be held on May 5, 2014, and to not stand for re-appointment at the General Meeting of Shareholders in June 2014. The members of the Supervisory Board and the Managing Board wish to express

11

their highest and personal appreciation for the leadership, dedication and commitment of Prof. Riesner, who played a critical role in the creation of QIAGEN with his strategic foresight and determination. Following the retirement of Prof. Riesner, the Supervisory Board plans to elect Dr. Werner Brandt, who has more than 30 years of leadership experience in the healthcare and IT industries and joined the Supervisory Board in 2007, as the new Chairman.

Dr. Brandt, along with the other five members of the Supervisory Board – Mr. Stéphane Bancel, Dr. Metin Colpan, Mr. Lawrence Rosen, Prof. Dr. Manfred Karobath and Elizabeth E. Tallett –, will stand for re-election to the Supervisory Board for one-year terms at the next Annual General Meeting, which is scheduled for June 25, 2014. Various external candidates are being considered for nomination to the Supervisory Board who offer a broad range of experience, skills and capabilities in science, healthcare and other industries, particularly IT and bioinformatics. The current target profile of the Supervisory Board can be found on QIAGEN’s website. The current composition fully complies with this profile.

The composition of the Managing Board, which is comprised of Mr. Peer Schatz, QIAGEN’s Chief Executive Officer, and Mr. Roland Sackers, QIAGEN’s Chief Financial Officer, did not change in 2013.

In terms of composition of the Supervisory Board and the Managing Board, new Dutch legislation took effect on January 1, 2013, requiring companies to pursue a policy of having at least 30 % of the seats on the Managing Board and the Supervisory Board held by men and at least 30 % held by women.

QIAGEN has a long-standing commitment to developing a diverse leadership team, including the Managing Board and the Supervisory Board, with a broad range of experience, skills and capabilities. In nominating candidates for these boards, QIAGEN supports the trend toward higher participation of women. QIAGEN is committed to expanding diversity while pursuing individuals for these boards with a unique blend of scientific and commercial expertise and experience that will contribute to the future success of its business. Management development programs support the career advancement of leaders regardless of gender and other factors. As a result, a number of women are in key leadership roles, particularly in commercial and

12

Report of the Supervisory Board

operational positions around the world. In line with this long-standing commitment, the Supervisory Board will take the requirements of the Dutch law into account in the future when proposing members for election or re-election to its Board without compromising QIAGEN’s commitment to hiring the best individuals for positions without any discrimination. The current governance structure has led to a reduction in the size of the Managing Board to two members, so achieving a diversity goal as measured solely by a percentage of overall membership is difficult to achieve. At the same time, QIAGEN has significantly increased the diversity of its senior leadership team and will continue to do so in the future.

As empowered by the Dutch Corporate Governance Code, the Supervisory Board devoted considerable time during 2013 to discussing and assessing QIAGEN’s corporate strategy, main risks and opportunities, and an annual assessment by the Managing Board of the design and effectiveness of internal risk management and control systems as well as any significant changes in them. In addition, the Supervisory Board discussed and reviewed the functioning of its committees and individual members, its current composition, competence, succession schedule and desired profile in various meetings. The Supervisory Board came to the conclusion that it and the Managing Board were functioning properly.

The Supervisory Board has established an Audit Committee (Mr. Lawrence Rosen has agreed to assume the chairmanship of the Audit Committee from Dr. Werner Brandt after he becomes Chairman of the Supervisory Board), a Compensation Committee (Chairman Prof. Dr. Manfred Karobath) and a Selection and Appointment (Nomination) Committee (Dr. Brandt has agreed to assume the chairmanship of the Selection and Appointment Committee from Prof. Riesner) from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters under which each of the committees operates. These charters are published on our website (www.qiagen.com).

Further detailed information on the composition of the Supervisory Board and its committees, the number of committee meetings held in 2013 and the main topics of discussion, the independence of its members and their remuneration, as well as other information on the Supervisory Board, can be found in the Corporate Governance Report, which is an integral part of this Annual Report.

13

The Supervisory Board met eight times during 2013 with regular attendance of the members of the Managing Board for certain agenda items. The Supervisory Board also met to review and discuss agenda items in the absence of the Managing Board members, such as to review performance and strategy as well as to discuss compensation matters. We are pleased to report that all members of the Supervisory Board attended every Supervisory Board meeting in 2013, with just one exception involving one member who was excused from the meeting. Information about the Supervisory Board members, including positions held on other boards, is included in the Corporate Governance Report. All members of the Supervisory Board had adequate time available to give sufficient attention to the concerns of the company.

Through its Compensation Committee, the Supervisory Board executed and monitored compliance with the Remuneration Policy approved at the Annual General Meeting held on June 14, 2005. Compensation of Managing Board members consists of a fixed salary and variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses) as well as long-term incentives containing risk elements, such as stock options or share-based compensation, and pension plans. The Remuneration Policy and the various aspects of compensation, including the detailed remuneration of individual Managing Board members, are described in the Remuneration Report, which is part of this Annual Report and is also available on QIAGEN’s website. Information on QIAGEN’s activities was communicated by the Managing Board to the Supervisory Board through regular meetings and business reports.

All members of the Supervisory Board fulfill the independence criteria as defined by the Dutch Corporate Governance Code. QIAGEN N.V. is a company organized under the laws of the Netherlands and has an international network of subsidiaries. The Supervisory Board follows the principle of increasing shareholder value as the members represent the interests of all stakeholders, including shareholders, and has always pursued the highest standards in Corporate Governance.

QIAGEN is committed to a corporate governance structure that best suits its business and stakeholders, and that complies with relevant rules and regulations. Since 1997, QIAGEN has endorsed the recommendations made in the report of the Netherlands Committee on Corporate

14

Report of the Supervisory Board

Governance, which was replaced by the Dutch Corporate Governance Code effective January 1, 2004, and amended and restated effective January 1, 2009. Our policy is to follow the guidelines of Good Practice of Corporate Governance as described in the Dutch Corporate Governance Code, although some minor deviations may result from the impact of factors such as legal requirements imposed on QIAGEN or industry standards.

QIAGEN is also subject to the rules regarding Corporate Governance set by NASDAQ, where its common shares have been listed since 1996. QIAGEN provides detailed disclosure in the Corporate Governance Report regarding compliance with the Dutch Corporate Governance Code.

QIAGEN believes all of its operations are carried out in accordance with legal frameworks, including Dutch Corporate Law, U.S. laws and regulations, and the laws of the German capital market, in particular the Wertpapierhandelsgesetz.

QIAGEN’s common shares are registered and traded in the U.S. on the NASDAQ Global Select Market and in Germany on the Frankfurt Stock Exchange in the Prime Standard segment. Shareholders in the U.S. and Europe hold the majority of common shares. Among topics the Supervisory Board discussed during 2013 were strategies for the allocation of capital to enhance returns to shareholders, and a new $ 100 million share repurchase program that was launched during the year after completion of the first-ever share repurchase program earlier in 2013.

In this Annual Report, the financial statements for 2013 are presented as prepared by the Managing Board, audited by Ernst & Young Accountants (Independent Registered Public Accounting Firm), and examined and approved by the Supervisory Board.

Venlo, the Netherlands, March 2014

Prof. Dr. Dr. h.c. Detlev H. Riesner	Dr. Werner Brandt

15

In a world with rapidly growing amounts of biological information, customers in healthcare and life science research increasingly need novel technologies to achieve actionable answers, not merely to generate more data.

QIAGEN delivers innovative Sample & Assay Technologies integrated with industry-leading bioinformatics for customers around the world. Spanning the value chain from basic research to clinical diagnostics, our automated workflows empower customers to transform raw biological samples into valuable insights. Together we can expand the horizons of knowledge, improve health outcomes for patients, and safeguard our societies.

From samples to insights, we are making progress on fulfilling our mission of making improvements in life possible.

Assay Technologies

Sample Technologies

2013 Review

028 Overview
038 Management Report
098 Corporate Governance
128 Financial Results
204 Service

Analysis and Interpretation

Workflow Automation

From Sample to Insight

QIAGEN is helping customers to accelerate and capture the benefits of advances in molecular biology as they increasingly transform healthcare, life science research and more areas of daily life. As the leader in Sample & Assay Technologies, we deliver complete workflow solutions that transform raw biological samples into valuable molecular insights.

Sample Technologies Innovative solutions such as “liquid biopsies” unlock access to molecular targets in any sample

PROFESSOR DR. CHRISTIAN THIEDE

Department of Internal Medicine, University of Dresden, Germany

»   Pre-analytics are probably the most underestimated – but most important – aspects in the whole process. Almost every sample of nucleic acids is precious, and this is even more true working with very low amounts, for example, circulating in the blood. If you lose that material, the information is gone and cannot be recaptured.«

20

Sample Technologies

Progress in molecular biology is significantly increasing the importance of the “front end” of molecular testing – the way DNA and RNA samples are collected, stabilized and purified – as advanced sequencing techniques bring in new analytical methods to meet varied needs in research and diagnostics.

QIAGEN is launching innovative sample technologies to amplify DNA or RNA from single cells for sequencing applications, purify DNA from challenging and precious samples and unlock tiny exosomes to enable non-invasive “liquid biopsies” from blood, urine or cerebrospinal fluid. These sample technologies enable important insights for scientists, healthcare providers and patients. Leading institutions worldwide are pressing forward now with new sample approaches that will change medicine and improve life.

Advances are making molecular testing less invasive, such as using blood samples rather than tissue.

21

Assay Technologies Advanced platform technologies and targeted content create valuable insights into biology and disease

DR. NICOLA NORMANNO

Director, Research Department of INT-Fondazione Pascale (Napoli) and Laboratory of Pharmacogenomics, Centro di Ricerche Oncologiche di Mercogliano, Italy

»   The number of biomarkers in clinical diagnostics will increase, as many of the additional mutations we assess today will be further validated in clinical trials. This will require technologies that are cost-effective, quick, and – more importantly – can perform all these tests with a smaller input of DNA available. This is really the challenge for laboratories for the next few years.«

22

Assay Technologies

Advances in genomics are providing new insights into the causes of disease and driving the development of better treatments. But while some diseases are widespread and simple to diagnose, others are rare and genetically complex.

QIAGEN addresses the full spectrum of life science research and healthcare needs with assay technologies ranging from rapid point-of-need kits, through standardized real-time PCR assays, to multiple-gene panels for next-generation sequencing. QIAGEN’s technologies are creating valuable insights that improve outcomes for patients, from renowned institutions to hospitals and diagnostic laboratories around the world.

Innovative assays provide answers to critical questions in science and healthcare.

23

Analysis and Interpretation Industry-leading bioinformatics integrated with automated workflow solutions capture insights from huge volumes of data

DR. ELAINE MARDIS

The Genome Institute at Washington University, St. Louis, Missouri, U.S.

»   The data deluge from next-generation sequencing is of little value without interpretation. Either you have to spend a lot of money for programmers to sort it all out – or you buy software to do the job. If you don’t have bioinformatics, none of this happens.«

24

Analysis and Interpretation

Emerging technologies are generating biological data in amounts exponentially greater than ever before – and the management of these massive volumes of information represents a bottleneck for researchers and clinicians seeking to understand and diagnose diseases.

QIAGEN is today providing the bioinformatics solutions that scientists and diagnostic laboratories are building on, helping drive genomic medicine to the next level by converting the data overload of molecular testing into actionable insights. After adding Ingenuity Systems and CLC bio to our bioinformatics franchise in 2013, today we provide industry-leading commercial tools to analyze, interpret and report biological data. And we are launching new solutions, especially for next-generation sequencing, enabling research and clinical teams to efficiently process their big data.

QIAGEN solutions in bioinformatics turn genomic data into actionable insights.

25

Workflow Automation Sample-to-insight workflows are increasingly drawing labs to QIAGEN’s automated solutions

ANNE KAILOW

Head of Molecular Diagnostics, Department for Clinical Microbiology, Herlev Hospital, Denmark

»  Constant pressures on healthcare demand shorter time from sample to result and greater accuracy. The diagnostics industry is responding with innovative new automation solutions and we are rapidly replacing traditional methods with faster, more reliable and more cost-efficient technologies. The journey is not yet complete, but the results already achievable and future prospects are very exciting.«

26

Workflow Automation

Commercial and research laboratories are facing a growing number of economic, regulatory and time pressures. Laboratory automation creates a new paradigm in diagnostics and other applications and changes the laboratory landscape by streamlining workflows and driving efficiencies, ensuring faster and more reliable results.

QIAGEN’s flexible QIAsymphony automation platform is changing laboratory workflows worldwide to this new paradigm by streamlining molecular testing from sample to actionable insight. We surpassed 1,000 cumulative placements of the platform in 2013 and have set new targets for ongoing placements. Moving into next-generation sequencing, we are also developing the novel benchtop GeneReader system that integrates our high-quality bioinformatics in a seamless sample-to-insight workflow.

QIAGEN automation solutions enable faster, and more reliable laboratory workflows.

27

Content

Overview

030 The Executive Committee
032 Common Shares

The Executive Committee

PEER M. SCHATZ

Chief Executive Officer

Joined QIAGEN in 1993 and was appointed a Managing Director in 1998 and CEO in January 2004. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions at Sandoz AG and Computerland, as well as in leadership positions at various startup companies in Europe and the U.S. He graduated from the University of St. Gallen, Switzerland, and obtained an MBA in Finance from the University of Chicago. Through January 2012, he served as a member of the German Corporate Governance Commission. He is a board member of the U.S. industry associations AdvaMedDx and ALDA. He is also chairman of the Board of Directors of QIAGEN Marseille (formerly Ipsogen S.A.).

DR. DIETRICH HAUFFE

Senior Vice President,

Life Sciences Business Area

Joined QIAGEN in 2010 as Vice President Marketing, Applied Testing, was promoted to Vice President Marketing, Life Sciences, in 2011 and to Senior Vice President, Life Sciences Business Area, in 2012. Dr. Hauffe entered the industry in 1993 as a product manager with Dionex and held positions of increasing responsibility. From 1997 to 2000 he was a senior product manager in automation for QIAGEN. He returned to Dionex as General Manager for Germany and in 2006 was appointed Vice President Global Marketing and Business Development for Dionex in Sunnyvale, California. He holds a degree in Genetics / Biochemistry from the University of Cologne and a Ph.D. from the Max Planck Institute of Plant Breeding, Cologne. He did postdoctoral work at the University of British Columbia in Vancouver, Canada, and taught at the University of Freiburg from 1991 to 1993.

DOUGLAS LIU

Senior Vice President

Global Operations

Joined QIAGEN in 2005 as Vice President Global Operations. He heads Manufacturing, Supply Chain Management, Quality Assurance, Quality Control and Regulatory and Clinical Affairs at QIAGEN. Mr. Liu has thirty years of experience in the life sciences industry and previously worked at Bayer Healthcare, Chiron, Abbott Labs and Washington University. He has worked in the United States and Europe with leadership roles in R & D, Manufacturing, Strategic Planning and Program Management. Mr. Liu has an MBA from Boston University and a BS from the University of Illinois, Urbana. He is active in supporting business development and is chairman of BioHealth Innovation, Inc., a public private partnership focusing on developing the life science industry as well as being a member of the Maryland Governor’s International Business Advisory Council.

DR. HELGE LUBENOW

Senior Vice President,

Molecular Diagnostics Business Area

Joined QIAGEN in 1997 as a scientist in the instruments division and held progressively more senior management positions in Research and Development and Marketing. From 2008 to 2010, Dr. Lubenow was based in Australia and served as Vice President Operations Automated Systems, leading the integration and further development of QIAGEN’s real-time PCR platform, an integral part of the revolutionary QIAsymphony RGQ system. In 2011 she was appointed Vice President Molecular Diagnostics Business, and in 2012 she was named Senior Vice President to lead the Molecular Diagnostics Business Area. Dr. Lubenow graduated with a degree in Molecular Biology from the University of Giessen, Germany, and obtained her Ph.D. in Genetics from the University of Cologne, Germany.

30

OVERVIEW The Executive Committee

ROLAND SACKERS

Chief Financial Officer

Joined QIAGEN in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprü-fungsgesellschaft Steuerberatungs-gesellschaft. Mr. Sackers earned his Diplom-Kaufmann from the Westfälische Wilhelms-Universität Münster, Germany, after studying Business Administration. Mr. Sackers is a board member of the industry association BIO Deutschland. He is also a non-executive director and chair of the audit committee of Immunodiagnostic Systems Holding (IDS), a publicly listed producer of immunological tests for research and diagnostic applications in the United Kingdom, as well as a member of the board of directors and head of the audit committee of QIAGEN Marseille (formerly Ipsogen S.A.).

DR. ULRICH SCHRIEK

Senior Vice President

Corporate Business Development

Joined QIAGEN in 1997 and was appointed Vice President Corporate Business Development in 2000. Dr. Schriek previously held sales and marketing positions at Pharmacia Biotech. He earned a degree in Biology and obtained his Ph.D. in Biochemistry from the Ruhr University in Bochum, Germany. Dr. Schriek is a member of various industry panels and organizations, including the World Economic Forum’s Technology Pioneers Selection Committee and the High Tech Gründerfonds (HTGF) in Germany.

DR. THOMAS SCHWEINS

Senior Vice President,

Human Resources, Strategy & Marketing Services

Joined QIAGEN in 2004 as Vice President Corporate Strategy and was appointed Vice President Marketing & Strategy in 2005. In late 2011, Dr. Schweins also assumed responsibility for Human Resources. Dr. Schweins came to QIAGEN from The Boston Consulting Group. He previously worked as Technology Manager, and later as an Assistant to the Management Board, at Hoechst / Aventis. Dr. Schweins earned an M.Sc. degree in Biochemistry from the University of Hanover. He obtained his Ph.D. at the Max Planck Society and received an M.Sc. from the University of Southern California in Los Angeles, where he studied Business Administration and Chemistry.

BENEDIKT VON BRAUNMÜHL

Senior Vice President, Global Commercial Operations (effective January 1, 2013)

Joined QIAGEN in 2008 as Vice President Latin America and became Director Corporate Business Development and Interim General Manager at QIAGEN Italy in 2009. In 2010 he was appointed Vice President Emerging Regions and Second Channels. He was appointed Senior Vice President to lead Global Commercial Operations beginning in 2013. Mr. von Braunmühl started his career at AstaMedica and has held various marketing and sales positions in the healthcare industry as well as in investment banking. He holds a Bachelor Degree in Business Administration from the Graduate School of Business Administration in Zurich, Switzerland.

31

Common Shares

QIAGEN shares appreciated significantly in value in 2013, adding to a substantial stock price increase in 2012. We have executed on strategic initiatives to accelerate innovation and growth, achieving improved sales and adjusted earnings through growth in all customer classes and regions. QIAGEN repurchased 4.1 million shares in 2013. Our senior executives and Investor Relations team communicate proactively and openly with the financial community.

Market Environment

Equity markets surged strongly in developed countries around the world in 2013, reaching record levels for the second year in a row despite concerns about economic and geopolitical issues. In the United States, the benchmark S & P 500 index gained 29%. Most European markets were also strong: The DJ STOXX 600, representing the region’s 600 largest companies by market capitalization, rose 17%, while Germany’s DAX index of the country’s 30 largest companies advanced 25%. The two-year stock market rise elevated equity prices above the previous peaks in 2000 and 2007.

The molecular diagnostics and life sciences tools segment continued to be affected by key end-market challenges, such as restrained R & D investment among pharmaceutical companies and austerity in government research budgets in Europe and the U.S. The continued slow economic growth around the world dampened demand for healthcare, including patient utilization of physician services and diagnostic tests.

Amid a challenging macro environment, QIAGEN achieved growth in 2013 sales and adjusted earnings, and made significant progress on initiatives to drive innovation and growth, which fueled demand for QIAGEN’s products across all customer classes and regions. These initiatives – designed to improve efficiency and effectiveness – included reallocating resources with the goals of improving profitability, while also enhancing shareholder value and maintaining financial flexibility.

Listings in the U.S. and Europe

QIAGEN’s common shares have been registered and traded in the united States [1] since 1996 on the NASDAQ Global Select Market (NASDAQ National Market prior to July 2006) and in Germany [2] since 1997 on the Frankfurt Stock Exchange (and the Prime Standard segment since its launch in 2003). Dual listing on NASDAQ and the Frankfurt Stock Exchange provides

32

OVERVIEW Common Shares

advantages for QIAGEN, our shareholders and employees since dual listing increases the potential market opportunity and increases liquidity for our shares. Unlike American Depositary Receipts (ADRs), QIAGEN’s shares provide equal corporate rights for all shareholders and can be traded on either exchange, in U.S. dollars or euros.

Share Price and Liquidity

QIAGEN’s common share price rose significantly in 2013, ending the year at $ 23.81 (+31%) on NASDAQ [4] and at € 16.994 (+24%) on the Frankfurt Stock Exchange [5]. At the same time, QIAGEN’s common shares provided high liquidity during 2013, with an average daily trading volume of approximately 1.2 million shares (0.8 million on NASDAQ and 0.4 million on the Frankfurt Stock Exchange (XETRA) and other German exchanges). The average daily trading volume for QIAGEN shares was lower in 2013 compared to 2012, although overall equity market volumes in the U.S. and Germany were up modestly. During 2013 QIAGEN repurchased a total of 4.1 million shares under authorizations approved at the 2012 and 2013 General Meetings of Shareholders. As of December 31, 2013, the free float, which affects weighting of QIAGEN shares in various indexes, was approximately 98%. [3]

Index Membership

QIAGEN is one of the largest constituents of Germany’s TecDAX, a stock index that tracks the 30 largest German companies from the technology sector not included in the benchmark DAX index. As of December 31, 2013, QIAGEN held the no. 1 position among the TecDAX constituents based on market capitalization. QIAGEN is also a member of the U.S. large-cap Russell 1000 index and the broad-market Russell 3000 index, which measures performance of the 3,000 largest companies in the U.S. The Russell 1000 index is a subset of the Russell 3000 index and includes 1,000 of the largest securities based on a combination of their market capitalization and current index membership. Furthermore, QIAGEN shares are included in other U.S. and European stock market indexes.

[1] United States

Market	NASDAQ
Segment	NASDAQ
Global Select Market
Ticker	QGEN
ISIN	NL0000240000

[2] Germany

Market	Frankfurt Stock Exchange
Segment	Prime Standard
Ticker	QIA
WKN	901626

[3] Capitalization Dec. 31, 2013

Market capitalization	$ 5.71 billion
Shares	239,707,359
outstanding
Free float	98%

Shareholder Structure

QIAGEN has a truly global investor base comprised of more than 350 identified institutional investors. Approximately 38 % of QIAGEN identifiable shares are held in North America and approximately 44 % in Europe [7]. As of December 31, 2013, PRIMECAP Management Company1 owned approximately 8.3 % of common shares, and BlackRock, Inc.2 owned approximately 7.6 % of common shares.3 Members of the Managing Board and the Supervisory Board in total held approximately 3.2 % of QIAGEN’s outstanding common shares at the end of 2013.

33

Annual Shareholders’ Meeting

At the 2013 Annual Shareholders’ Meeting, shareholders voted in favor of all resolutions proposed by the Board of Directors, in many cases with majorities above 95 % of shares present at the meeting. Shareholders present or represented at the meeting held on June 26, 2013, in Venlo, the Netherlands, held approximately 126.6 million shares, or 53.0 % of the approximately 239.0 million issued and outstanding common shares of QIAGEN as of the record date for the meeting. Details of attendance and voting results from our Annual Shareholders’ Meeting are available at www.qiagen.com.

Investor Relations and Engagement with Shareholders

QIAGEN is committed to offering shareholders, analysts and communities around the world transparent, comprehensive and readily accessible information on our strategies, performance and prospects. The relationship with existing and potential investors remained intensive in 2013, with more than 1,000 individual discussions held during roadshows and investor conferences. In November 2013, QIAGEN held a major investor event in New York, with more than 60 investors and analysts in attendance to hear from the QIAGEN management team about future growth prospects. Furthermore, many investors and analysts made use during 2013 of the opportunity to inform themselves about QIAGEN in personal meetings at operational headquarters sites in Hilden, Germany, and Germantown, Maryland.

Personal contact with private investors is also an important element of our investor relations strategy. Apart from the Annual General Meeting, QIAGEN invited investors in September 2013 for the second annual Private Shareholder Day at the headquarters in Hilden, Germany. About 30 people attended the event, which included presentations on QIAGEN’s global activities along with tours of the production and R & D areas, and offered shareholders an opportunity to gain more profound insights into QIAGEN.

More than 30 analysts from international brokerages followed QIAGEN in 2013. At the end of 2013, approximately 24 % of the analysts covering QIAGEN recommended buying QIAGEN common shares, while approximately 64 % had a “hold” or “neutral” rating and 12 % had a view of “sell” or “under-perform.”

In 2013, these efforts to address the needs of the financial community were recognized by DIRK, the association for Investor Relations in Germany, as QIAGEN ranked among the top companies and IR professionals among all TecDAX companies.

[1]

Of the 19,385,944 shares attributed to PRIMECAP Management Company, it has sole voting power and sole dispositive power over all 19,385,944 shares. This information is based solely on the Schedule 13G filed by PRIMECAP Management Company with the Securities and Exchange Commission on February 14, 2014, which reported ownership as of December 31, 2013.

[2]

Of the 17,651,384 shares attributed to BlackRock, Inc., it has sole voting power and sole dispositive power over all 17,651,384 shares. This information is based solely on the Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on February 14, 2014, which reported ownership as of December 31, 2013.

[3]	The percentage ownerships were calculated based on 233,890,118 common shares outstanding as of December 31, 2013.

34

OVERVIEW Common Shares

	2013	2012
Year-end price	$23.81	$18.15
High	$24.74	$19.41
Low	$18.30	$14.05

Average daily trading volume (in shares)	764,353	980,982

35

	2013	2012
Year-end price	€16.94	€13.75
High	€18.15	€15.05
Low	€13.67	€10.69

Average daily trading volume (in shares)	384,762	477,706

36

OVERVIEW Common Shares

[6] Key Share Data

	As of December 31, 2013
	2013	2012
Total equity (in $ thousands)	2,723,871	2,724,363
Issued shares
Outstanding shares at December 31 (in thousands)	233,890	234,544
Weighted-average number of common shares outstanding – basic (in thousands)	234,000	235,582
Weighted-average number of common shares outstanding – diluted (in thousands)	242,175	240,746
Year-end market capitalization (in $ million)	5,707	4,257

Year-end market capitalization (in € million)	4,061	3,225

37

Management Report

040	Business and Operating Environment

065	Opportunities and Risks

079	Performance Review

089	Human Resources

092	Sustainability

095	Future Perspectives

Management Report

592,817
Americas
482,008
Europe/Middle East/Africa
227,159
Asia-Pacific/Japan
& Rest of World
2013 net sales in $ 1,000

MANAGEMENT REPORT

Management Report

Business and Operating Environment

Overview

QIAGEN is the world’s leading provider of innovative Sample & Assay Technologies. Our automated systems and consumable products empower customers to transform raw biological samples into valuable molecular insights. Sample technologies are used to isolate DNA (deoxyribonucleic acid), RNA (ribonucleic acid) and proteins from any biological sample, such as blood or tissue as well as plants and other samples that contain biological materials. Assay technologies are then used to amplify, enrich and provide results for analysis, such as the DNA of a virus or a mutation of a gene contained in a cancer cell, and these are supported by a portfolio of industry-leading bioinformatics solutions.

Our mission is to make improvements in life possible by enabling our customers to achieve outstanding success and breakthroughs in four general areas: Molecular Diagnostics, Applied Testing, Pharma and Academia. QIAGEN began operations in 1986 by introducing to the emerging biotechnology sector a novel method that standardized and dramatically accelerated the extraction and purification of nucleic acids-biological molecules such as DNA and RNA that are essential for life as carriers of genetic information. Since the introduction of that first ready-to-use Sample Technology kit, QIAGEN has expanded to become the global leader with a broad offering of Sample & Assay Technologies, including kits, assays, related automated systems and bioinformatics solutions, that cover the entire continuum from basic life sciences research to clinical diagnostics.

QIAGEN has become a trusted partner by enabling customers to obtain exciting insights with products that are considered standards for quality and reliability. It is estimated that more than two billion biological samples have been prepared or analyzed using QIAGEN Sample Technologies in laboratories around the world. Net sales of $ 1.30 billion in 2013 were composed of consumable kits and other revenues (88 % of sales) and automated systems and instruments (12 % of sales).

QIAGEN has leveraged its leadership position in Sample & Assay Technologies to build a strong global position in applications of these technologies for use in healthcare as clinical diagnostics, which involves our Molecular Diagnostics customer class and accounts for approximately 50 % of net sales in 2013. Commercial applications of molecular technologies are transforming healthcare by providing precise genetic information to guide prevention, profile diseases and personalize treatment strategies. Approximately 50 % of total sales are to customers in Academia, Pharma and Applied

40

MANAGEMENT REPORT Business and Operating Environment

Testing, which involve the use of these technologies in life sciences research, pharmaceutical new product development and non-healthcare commercial applications such as human identification / forensics, veterinary testing and food safety.

With a focus on innovation, QIAGEN markets more than 500 core products that are distributed in thousands of variations and combinations. Innovative products are continually being introduced to address new market opportunities or extend the life of existing product lines. We have made a number of strategic acquisitions to enhance our technology and product offerings. We have funded our growth through internally generated funds as well as through debt offerings and private and public sales of equity securities. QIAGEN shares are listed on the NASDAQ exchange under the ticker symbol “QGEN” and on the Frankfurt Prime Standard as “QIA.”

The company is registered under its commercial and legal name QIAGEN N.V. with the trade register (kamer van koophandel) of the Dutch region Limburg Noord under file number 12036979. QIAGEN N.V. is a public limited liability company (naamloze vennootschap) under Dutch law as a holding company. Our principal executive office is located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and our telephone number is +31-77-320-8400.

As a holding company, QIAGEN conducts business through subsidiaries located throughout the world. Further information about QIAGEN can be found at www.qiagen.com. By referring to our website, we do not incorporate the website or any portion of the website by reference into this Annual Report.

Operating Environment in 2013

Economic Environment

Slow growth in the global economy in 2013 and a mixed near-term outlook posed challenges in QIAGEN’s business environment and affected demand for the company’s products. Going forward, most analysts expect modest acceleration in economic activity for 2014, although the U.S. pullback from Quantitative Easing adds to uncertainty. While the Euro area emerged from recession during 2013, economic growth remained relatively weak around the world, both in developed and emerging markets, according to the World Bank. Gross Domestic Product (GDP) for the world grew approximately 2.4 % in 2013, slowing from 2.5 % in 2012 and 3.0 % in 2011, the World Bank estimated. The agency expects developed economies to firm up from 2014–2016 and emerging markets such as China and India to return to stronger growth, after a pause in 2013.

Industry Environment

The global market for molecular testing is in a secular growth trend as genomic knowledge and technologies such as next-generation sequencing transform life science research, the practice of medicine and other fields. In addition, emerging markets are adopting molecular technologies to upgrade their research and healthcare infrastructures. However, the industry’s customers faced a variety of challenges in 2013 that limited demand, and these factors will remain in place for the near-term future. Researchers in Academia and Pharma are increasingly using gene-based approaches to explore diseases and treatments, as well as to accelerate and manage clinical research, but both groups face budget issues. In Academia, grants for laboratories are under pressure as many governments have severely limited their budgets, leading to cautious spending patterns. In the Pharma industry, a number of companies continued to reduce spending, staff and R & D projects in 2013 amid consolidation and pricing pressures. Healthcare providers, in addition to adopting advances that improve diagnostic effectiveness, continued to respond to cost pressures partly by increasing lab efficiency through automation and use of standardized diagnostics. On the other hand, spending for molecular diagnostics depends on healthcare budgets and reimbursement decisions, intensifying pricing pressures and posing a challenge to demonstrate the economic value of innovative technologies such as companion diagnostics. Customers in forensics and good safety testing also faced pressures from restrictive fiscal policies amid a slow-growing economy in 2013.

41

Recent Developments

QIAGEN achieved a number of recent strategic milestones in the development of our business:

•

QIAsymphony breaks through 1,000 placements: The QIAsymphony platform surpassed 1,000 cumulative placements in 2013, and the menu of test kits available for QIAsymphony continued to expand. QIAsymphony is the industry’s first modular sample-to-result system that runs commercial assays as well as laboratory-developed tests. Demand for the QIAsymphony platform remains strong among customers in Molecular Diagnostics and the Life Sciences, driven by the broadest range of tests available on a platform. Important product launches are expanding the content menu for the QIAsymphony family of instruments, including the 2013 U.S. introduction of the therascreen EGFR RGQ PCR Kit as a companion diagnostic in metastatic non-small cell lung cancer (NSCLC) and European introductions of the artus CT / NG QS-RGQ Kit for detection of Chlamydia trachomatis (CT) and Neisseria gonorrhoeae (NG) infections; the RespiFinder RG Panel, a multiplex assay for the detection and differentiation of 21 respiratory pathogens; and the artus C. difficile QS-RGQ Kit for detection of C. difficile, the first in a series of test kits for healthcare-associated infections. In late 2013, we submitted our entire QIAsymphony RGQ MDx platform for U.S. Food and Drug Administration review, including QIAsymphony SP for sample preparation, QIAsymphony AS for assay setup, and our real-time PCR detection module, Rotor-Gene Q MDx. We have a portfolio of approximately 35 assays in development for the Rotor-Gene Q MDx.

•

Bioinformatics strategy brings leadership in biological analysis and interpretation: In 2013, we made two strategic acquisitions and began expanding our global leadership position in software solutions for the analysis and interpretation of complex biological data, especially in clinical research and diagnostics. New technologies such as next-generation sequencing (NGS) now generate more data in a single year than was created in all prior history,

42

MANAGEMENT REPORT Business and Operating Environment

and the analysis and interpretation of large amounts of data has become a critical challenge to success for many of our customers. We completed two acquisitions in 2013: Ingenuity Systems, Inc., a privately-held U.S. company that has created the market-leading, expertly curated knowledge system and software solutions to efficiently and accurately analyze and interpret the meaning of genomic data; and CLC bio, a privately-held company based in Aarhus, Denmark, that has created the leading commercial data analysis solutions used by many top academic, pharmaceutical and reference laboratory institutions. We provide these industry-leading solutions for use with data generated by any NGS platform, and we are also integrating them into our own products to create complete sample-to-insight workflows and strengthen our emerging offering in next-generation sequencing.

•

NGS initiative moving ahead: QIAGEN is advancing a strategic initiative to create an industry-leading portfolio of products and services to drive the adoption of next-generation sequencing (NGS) in clinical research and diagnostics. QIAGEN is creating differentiated solutions for workflow challenges. These solutions can accelerate the adoption of NGS in these targeted areas, particularly through improved automation compared to current systems to generate sequencing data as well as through the acceleration of data analysis and interpretation. Key elements include developing and commercializing an innovative sample-to-insight workflow incorporating the GeneReaderTM benchtop NGS sequencer with the QIAcube and QIAcube NGS instruments for full automation of pre-analytical steps, and also integrating the market-leading biological data analysis, interpretation and reporting capabilities provided by CLC bio and Ingenuity. Another key element is commercializing “universal” solutions that are compatible with any NGS platform on the market and functional in a wide range of applications. Products launched to date include several pre-analytic kits, including the REPLI-g Single Cell Kit that enables sequencing from single cells and minute amounts of DNA with highly accurate results, and an expanding portfolio of GeneReadTM DNAseq gene panels for enrichment of targeted DNA regions, which are aligned with interpretation based on Ingenuity Variant Analysis. The current portfolio of nine cancer-focused gene panels is being expanded to 20 gene panels for use in cancer and other areas, including inherited diseases and cardiovascular conditions.

•

Personalized Healthcare expands with product launches and new collaborations: We continue to advance our global leadership in companion diagnostics, which are molecular tests used to gather and analyze genomic information from individual patients to help physicians guide treatment decisions, through new product launches as well as new co-development agreements with leading pharmaceutical companies. In July 2013, the FDA approved the therascreen EGFR RGQ PCR Kit to guide the use of the new targeted therapy Gilotrif® (afatinib) from Boehringer Ingelheim, which received FDA approval for use in metastatic non-small cell lung cancer (NSCLC) patients. The EGFR approval follows the 2012 U.S. launch of the therascreen KRAS RGQ PCR Kit paired for use with Erbitux® (cetuximab) from Eli Lilly and Company and Bristol-Myers Squibb for metastatic colorectal cancer patients. We also expanded our portfolio of co-development projects with pharmaceutical companies and added to the deep pipeline of promising biomarkers under development for Personalized Healthcare tests in rheumatoid arthritis, lung cancer, colorectal cancer, glioblastoma, lymphoma and other cancers. In October 2013, we entered into a framework agreement with Clovis Oncology to co-develop and co-commercialize a companion diagnostic test to guide the use of CO-1686, which is in clinical development and targets an unmet clinical need in patients with epidermal growth factor receptor (EGFR) driven NSCLC for whom current EGFR-inhibiting drugs no longer control disease. In February 2013, we entered into a master collaboration agreement with Eli Lilly, building on the companies’ past work together, providing for future development and commercialization of companion diagnostics paired with Lilly investigational and approved medicines across all therapeutic areas. In November 2013, we announced plans to develop and commercialize a new companion diagnostic with Lilly which will be paired with a novel but undisclosed Lilly oncology compound. In October 2012, we announced a collaboration with Bayer HealthCare for development

43

and commercialization of companion diagnostics paired with novel Bayer drugs, initially to enhance the treatment of various solid tumors. The assays under development are designed to run on the QIAsymphony family of automated instruments.

•

Exosome collaboration targets challenges in sample collection: We entered a partnership with Exosome Diagnostics Inc. in 2013 to develop and commercialize high-performance sample preparation kits for the processing of nucleic acids from exosomes in biofluids. The combined Exosome-QIAGEN technologies have the potential to allow researchers, drug developers and doctors to take repeated, real-time genetic “snapshots” of disease from patients’ blood, urine or cerebrospinal fluid without the need for tissue biopsies. The exclusive agreement will cover co-development, manufacturing and commercialization of a full product line for the life science and translational medicine markets, subject to successful product performance. The product portfolio is also expected to create the basis for development and commercialization of clinical in vitro diagnostic products for a range of non-invasive personalized healthcare solutions.

•

QIAGEN China launches careHPV Test: In March 2013, we launched the innovative careHPV Test in China as the world’s first molecular diagnostic designed to screen for high-risk human papillomavirus (HPV) in low-resource clinical settings, including areas lacking electricity, water or laboratories. QIAGEN gained approval for the careHPV Test from China’s State Food and Drug Administration (SFDA) at the end of 2012. In March 2012, we expanded access to our digene HPV Test across China through a co-marketing agreement with KingMed Diagnostics, China’s largest independent laboratory network. The digene HPV Test was first registered in China in 2000 and is widely available in many of the country’s top-tier hospitals and private labs. The KingMed agreement extended access to smaller hospitals, with KingMed functioning as a centralized laboratory.

•

AmniSure assay benefits women’s health business: In May 2012, we acquired AmniSure International LLC, including the AmniSure® assay for determining whether a pregnant woman is suffering rupture of fetal membranes (ROM), a widespread cause of premature delivery and neonatal complications. This product, approved in the U.S. and many other markets, is expected to be catalytic for our Point of Need portfolio and synergistic to our presence in women’s health. AmniSure provided an additional source of growth for us as we integrated this point of need product into our commercial operations.

Our Products

QIAGEN leverages our leadership in Sample & Assay Technologies across a wide range of applications and customer classes through more than 500 core consumable products (known as “kits”), as well as instrument solutions that automate the use of these products for sample preparation, analysis and interpretation. The terms “Sample” and “Assay” Technologies define two phases of the process of unlocking valuable molecular information from raw biological materials, generally in digital form:

•

Sample Technologies: We have developed and advanced a broad range of technologies to extract and purify molecules of interest from biological samples such as blood, bone, tissue, etc. QIAGEN technologies ensure that a biological sample is consistently processed in a highly reproducible, standardized method with the highest level of quality before entering subsequent analysis with assay technologies.

•

Assay Technologies: Building on our leadership in sample technologies, we have developed assays that enable the analysis of various kinds of molecules from virtually any biological sample. Assay technologies make information contained in isolated molecules visible and available for interpretation. Assays are tailor-made to address the specific needs of various research areas and commercial applications. Laboratory-Developed Test (LDT) assays enable the customer to target molecules of interest for detection using reagents in the kit on platforms such as polymerase chain reaction (PCR). Commercially approved assays are preconfigured

44

MANAGEMENT REPORT Business and Operating Environment

by us to test for specific targets such as genetic mutations, gene expression levels, influenza, human papillomavirus (HPV), tuberculosis (TB), hepatitis, herpes virus or human immunodeficiency virus (HIV).

These technologies provide two main categories of revenue streams for QIAGEN: [2]

•

Revenues from consumables and related sales: Consumable products, typically sample preparation or test kits and related sales, account for approximately 85 – 90 % of our net sales. To maximize customer convenience and reduce user error, these kits contain all necessary reagents and buffers, and a manual including protocols and relevant background information. Each kit is sufficient to support a number of applications, varying from one to more than 1,000 tests.

Major applications for our consumable products are plasmid DNA purification, RNA purification and stabilization; genomic and viral nucleic acid purification; nucleic acid transfection; PCR amplification; reverse transcription; DNA cleanup after PCR and sequencing; DNA cloning and protein purification. Our validated PCR assays enable detection of viral or bacterial pathogens and parasites in humans and animals, as well as pharmacogenomic testing and genotyping. Our largest-selling single product is the digene HC2 HPV Test, regarded as the “gold standard” in testing for high-risk strains of HPV, the primary cause of cervical cancer in women.

Related revenues include sales of bioinformatics solutions, including the Ingenuity and CLC software portfolios following these acquisitions in 2013, as well as royalties, milestone payments from co-development agreements with pharmaceutical companies for companion diagnostics, payments from technology licenses and patent sales. We also have revenue from custom services, such as whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis.

•

Automation platforms and instruments: Our instrumentation systems, which account for approximately 10 – 15 % of net sales, automate the use of Sample & Assay Technologies into efficient solutions for a broad range of laboratory needs. These enable customers to perform reliable and reproducible processes, such as nucleic acid sample preparation, assay setup, target detection as well as complete workflow solutions.

45

We offer automated platforms for all phases of testing, from sample to result. Among them:

•

QIAsymphony is an innovative, easy-to-use modular system that is making laboratory workflows more efficient and helping to disseminate standardized, regulator-approved diagnostics. In 2013, the installed base of QIAsymphony systems increased to more than 1,000 instruments worldwide, up from more than 750 at year-end 2012. The platform offers many features of interest to laboratories, such as continuous loading, random access, and the ability to process an almost unlimited range of sample types. QIAsymphony received the Association for Laboratory Automation’s New Product Award (NPA) following its introduction in 2008. In late 2010, we launched QIAsymphony RGQ, an integrated system that has started a new era of integrated workflow consolidation and laboratory automation, covering all steps from initial sample processing to final result. QIAsymphony RGQ gives customers access to a broad menu of commercially available assays while also allowing them to run their own PCR-based LDTs, which account for more than half of the volume of tests performed in many molecular diagnostic laboratories.

•

Rotor-Gene Q is the world’s first rotary real-time PCR cycler system, using real-time PCR reactions to make specific sequences of DNA and RNA visible through amplification and quantifiable through real-time measurement. This system enhances our options to offer sample and assay technology solutions spanning from sample to result, and is an integral part of the QIAsymphony RGQ system.

•

PyroMark is a high-resolution detection platform based upon pyrosequencing technology that allows for the real-time analysis and quantification of genetic mutations and DNA methylation patterns down to the single base pair level. This enables users to identify even previously unknown mutations or variations in targeted DNA regions. This technology can also be employed in multiplex analysis for genetic and pathogen detection. Pyrosequencing plays a pivotal role in epigenetic research and can also be of great value to diagnostic laboratories running personalized healthcare and profiling assays.

•

QIAcube is a sample processing instrument incorporating novel and proprietary technologies that allows users to fully automate the use of almost all of our products originally designed for manual processing of samples. The QIAcube received the NPA honor in 2007 and has won various design awards.

•

QIAxcel is designed to replace traditional slab-gel analysis, eliminating tedious and time-consuming methods of nucleic acid separation in low to high-throughput laboratories. QIAxcel is characterized by unprecedented sensitivity and time to results for analysis of DNA fragments and RNA.

•

ESEQuant Tube Scanners are portable, battery-operated optical measurement devices based on technology developed by ESE GmbH, a company we acquired in 2010. These UV and fluorescence detection systems enable point of need testing in healthcare and applied testing markets. The ESE technology permits low-throughput molecular testing in physician practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

46

MANAGEMENT REPORT Business and Operating Environment

Customers

From the early days of the biotechnology revolution, QIAGEN believed that Sample & Assay Technologies for nucleic acids would play an increasingly important role in cutting-edge biology-and that the information extracted from DNA and RNA would be increasingly valuable in research, industry and healthcare. Since 1986, we have supplied customers with a growing portfolio of innovative proprietary products for the analysis of nucleic acids.

We sell highly varied and flexible workflows for molecular testing, including sample and assay kits known as consumables and automated instrumentation platforms using those technologies, to four major customer classes: [3]

•	Molecular Diagnostics – healthcare providers supporting many aspects of patient care including prevention, profiling of diseases, personalized healthcare and point of need testing

•	Applied Testing – government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing

•	Pharma – drug discovery, translational medicine and clinical development efforts of pharmaceutical and biotechnology companies

•	Academia – researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications

Molecular Diagnostics

The ability of advanced diagnostic technologies to unlock molecular information from patients is changing the practice of medicine, while creating a significant and growing market for nucleic acid sample preparation and assay technology products. The dissemination of PCR and other amplification

47

technologies has brought nucleic acid-based diagnostics into routine use in healthcare around the world, and next-generation sequencing (NGS) is in the early days of further transforming healthcare.

Technologies for molecular diagnostics can be used to identify and profile microorganisms, cancer cells, bacteria and viruses by searching for their specific nucleic acid sequences or to characterize previously unknown DNA sequences related to human diseases. Commercial applications for molecular diagnostics are multiplying as researchers identify new biological markers for disease and develop novel technologies for detection and analysis of those diagnostic clues from the human body.

The molecular diagnostics market, with sales estimated by industry experts at approximately $ 5 billion in 2013, is still a small part of the global in vitro diagnostics market, but it is the fastest growing segment at a projected compound annual growth rate of 10 % or more. Market penetration is still low in the U.S., other developed countries and emerging markets. However, given the advantages of precise genetic information over traditional tests, QIAGEN expects the molecular diagnostics market to provide significant growth opportunities over the long term.

Growth in the Molecular Diagnostics customer class is built upon four strategies for fighting disease, and QIAGEN is targeting each of these fields with a range of dedicated products and tailored marketing:

•

Prevention – using advanced technologies to screen non-symptomatic patients as a preventive strategy, such as testing women for HPV to protect from cervical cancer or screening patients for latent TB infection to guard against active TB disease.

•

Profiling – testing symptomatic patients to profile the precise type of disease, for example screening patients for various viral or bacterial infections that involve blood-borne diseases and healthcare-acquired infections, and in particular in at-risk patient groups, such as those having undergone organ transplantation.

•

Personalized Healthcare – determining which patients are most likely to respond positively to particular therapies, including landmark QIAGEN tests for testing the mutation status of genes such as KRAS, EGFR, BRAF and others that influence the effectiveness and safety profile of novel medicines for treatment of various cancers and other diseases.

•

Point of Need – enabling on-site diagnosis in physician practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

QIAGEN offers one of the broadest portfolios of molecular technologies for human healthcare. Success in Molecular Diagnostics depends on the ability to analyze purified nucleic acid samples from a variety of sources, including blood, tissue, body fluids and stool, on automated systems that can handle hundreds of samples concurrently. Other key factors are the range of assays targeting various diseases and biomarkers, convenience and ease of laboratory workflow, versatility, reliability and standardization of the nucleic acid processing and detection procedures.

One of the largest prevention markets is screening for HPV, a viral infection that is the primary cause of cervical cancer, which kills about 270,000 women a year worldwide. We are the global leader in HPV screening technologies, with our market-leading “gold standard” digene HC2 HPV Test and our emerging careHPV Test for use in low-resource regions of the world. In the U.S., we sell our HPV products primarily for two FDA-approved indications: adjunctive primary screening with a Pap test for women aged 30 and older, and follow-up testing of inconsistent Pap test results in women of any age. In Europe and the rest of the world, HPV screening is growing based on clinical evidence and policy initiatives aimed at fighting cervical cancer.

48

MANAGEMENT REPORT Business and Operating Environment

The early-warning QuantiFERON®-TB Gold test, which detects latent TB infection as a strategy for the prevention of TB disease in vulnerable populations, has become an important growth driver since QIAGEN’s 2011 acquisition of the product with its developer, the Australian firm Cellestis Ltd. Approximately one-third of the world’s population is estimated by the World Health Organization (WHO) to be infected with the tuberculosis bacterium but does not exhibit any symptoms, a condition known as latent TB. However, about 5-10 % of those patients with latent TB at some point are estimated to be at risk of developing active tuberculosis, a potentially life-threatening contagious disease that typically spreads from one active patient to 10 to 20 other people. The potential global market for latent TB detection is estimated at up to $ 1 billion.

In Profiling, we offer an extensive range of Sample & Assay Technologies for use in the diagnosis of patients for various infectious diseases. We are expanding this portfolio of assays and seeking regulatory approvals in additional markets. In 2013 we received European approvals of assays for detection of Chlamydia trachomatis (CT) and Neisseria gonorrhoeae (NG), as well as the healthcare-associated infection Claustridium difficile. In 2012, our assay for detection of influenza A / B was approved for U.S. marketing by the FDA. A key element of our global content expansion is the use of these assay technologies on the QIAsymphony automation platform.

In Personalized Healthcare, we offer companion diagnostics to guide the selection of medicines in treating cancer and other diseases based on a broad portfolio of more than 30 biomarkers. In July 2013, QIAGEN achieved our second companion diagnostics approval from the FDA and introduced the therascreen® EGFR RGQ PCR Kit for use in patients with non-small cell lung cancer (NSCLC); the therascreen® KRAS RGQ PCR Kit for use in patients with metastatic colorectal cancer, approved by the FDA in July 2012, has gained wide acceptance among healthcare providers and laboratories. QIAGEN’s global leadership position in Personalized Healthcare includes Japan, where regulators approved the therascreen KRAS and EGFR kits in 2011, and Europe, where QIAGEN offers more than 10 CE-marked assays for personalized healthcare applications. QIAGEN has more than 15 projects under way to co-develop and market companion diagnostics with leading pharmaceutical and biotechnology companies. We have collaborative projects with high-profile companies such as Amgen, Bayer, Boehringer Ingelheim, Bristol-Myers Squibb / ImClone, Eli Lilly, Pfizer and Sanofi. Ongoing acquisitions of biomarkers and other technologies contribute to our expanding co-development relationships. A key element of the global expansion in Personalized Healthcare is the ability of labs to efficiently use these assay technologies on our QIAsymphony platform.

We market a range of automation systems designed for low, medium, and high-throughput nucleic acid sample preparation and handling tasks in laboratories performing molecular diagnostics. The flagship platform is QIAsymphony, based on its unique characteristics. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We offer closed and open assay technologies. (Open assay technologies contain PCR reagents to identify molecules of choice. Closed assays, diagnostics with pre-defined targets, include multiplexing and other pathogen or genetic mutation detection assays such as tests for HIV, tuberculosis, influenza or hepatitis.) We market assays directly to end customers via QIAGEN’s sales channels, and selected assays through major diagnostic partners with complementary customer groups or other agreements with companies to broaden the distribution of our products.

Applied Testing

Use of molecular technologies is growing in more and more areas of life as industry and government organizations apply standardized sample preparation and assay solutions to diverse needs. Applied Testing is our term for applications outside of human healthcare and research – such as human identification and forensics, food and water safety, and veterinary testing. The value of genetic “fingerprinting” has been shown for criminal investigations or clarification of paternity or ancestry, public policy compliance for food safety and genetically modified organisms (GMOs) and containment of diseases in commercial livestock. Molecular testing can be performed by well-trained researchers in fully equipped laboratories, and increasingly also by less-trained personnel provided with easy-to-use, reproducible and standardized

49

methods for point of need testing. Our manual DNA and RNA purification methods and automated solutions on QIAsymphony, QIAcube, EZ1 Advanced, BioRobot EZ1 and other products, as well as our amplification enzymes and quantitative assays, address the needs in these markets.

Pharma

QIAGEN has significant relationships with pharmaceutical and biotechnology companies. Drug discovery and translational research efforts increasingly employ genomic information, both to guide research in diseases and to differentiate the patient populations most likely to respond to particular therapies. We estimate that about half of QIAGEN sales in this customer class supports research, while the other half supports clinical development processes, including stratification of patient populations based on genetic information. QIAGEN’s GeneGlobe online portal (www.geneglobe.com) offers Pharma scientists an industry-leading source of information on disease pathways with searchable data on 60,000 genomic technologies and a platform for ordering related assays. Our Ingenuity and CLC bio informatics products, providing analysis and interpretation of sequencing results, are also widely used in pharmaceutical research.

As new drugs are commercialized, testing technologies developed in parallel with those therapies can move from Pharma R & D into the healthcare market as companion diagnostics, which are marketed in our Molecular Diagnostics customer class. Healthcare professionals use companion diagnostics to customize treatment by testing for specific genetic biomarkers that help determine the safety and efficacy profiles of drugs in individual patients, achieving the best possible therapeutic results and avoiding unnecessary treatments. In the coming years, we expect a wave of newly discovered biomarkers and companion diagnostics to transform the treatment of an increasing number of diseases.

In addition to the broad portfolio of molecular technologies, QIAGEN brings to the Pharma market a full infrastructure for co-development programs, intellectual property on platforms and content, extensive regulatory experience, global reach in our sales channels, and independence as a company focusing exclusively on these types of technologies.

Academia

QIAGEN provides Sample & Assay Technologies to leading research institutions around the world. While many academic laboratories continue to use manual, labor-intensive methods for nucleic acid separation and purification, QIAGEN has focused on enabling labs to replace time-consuming traditional methods with reliable, fast, highly reproducible, and high-quality nucleic acid extraction and purification technologies. QIAGEN often partners with leading institutions in research projects.

As academic institutions increasingly embrace translational research, bridging from discoveries to practical applications in medicine, our relationships in Academia also support our presence in the Molecular Diagnostics and Pharma customer classes. Research in university settings often helps in the development of specific technologies for targeted biomolecules, and academic research may also result in scientific publications that validate the usefulness of QIAGEN technologies for specific applications.

Global Presence by Geographic Market

QIAGEN currently markets products in more than 100 countries. The following table shows total revenue by geographic market for the past three years (net sales are attributed to countries based on the location of the subsidiary making the sale, as certain subsidiaries have international distribution): [4]

[4] Net Sales by Geographic Markets

$ 1,000	2013	2012	2011
Americas:
United States	532,651	518,130	466,502
Other Americas	60,166	42,921	55,137

Total Americas	592,817	561,051	521,639

Europe	482,008	459,321	444,441
Asia Pacific and Rest of World	227,159	234,084	203,667

Total	1,301,984	1,254,456	1,167,747

50

MANAGEMENT REPORT Business and Operating Environment

Expansion into high-potential geographic markets is a core priority. Our top seven emerging markets (Brazil, Russia, India, China, South Korea, Mexico and Turkey) represented approximately 14 % and 10 % of net sales in 2013 and 2012, respectively. In 2013, our sales in the top seven emerging markets grew by 24%, with gains in many key markets that more than offset weaker results in Korea. China represents our third-largest geographic market in terms of sales. In 2011, new subsidiaries were created in India and Taiwan, further expanding our presence in Asia. [5]

Growth Drivers

We believe the combined global market for molecular diagnostics and molecular life science research products totals approximately $ 15 billion. Among the fundamental growth drivers in the industry are ongoing breakthroughs and insights into molecular biology, the emergence of next-generation sequencing (NGS), new technologies to analyze molecular information, use of diagnostics to improve the quality of healthcare and reduce costs, and revenue streams made possible through consumable products.

We have grown substantially in recent years with a flexible strategy to accelerate innovation and growth, including actions such as developing innovative new products, partnering, and acquiring companies or technologies to complement our portfolio.

We are building momentum by focusing on five growth drivers for 2014 and beyond:

•

QIAsymphony: We are driving global adoption of the QIAsymphony automation platform, with a target of 1,250 cumulative placements by year-end 2014, and expanding the content menu of test kits for the platform. Growing QIAsymphony placements and offering a broad menu of innovative consumables together drive sales growth.

51

•

Personalized Healthcare: We continue to develop and introduce companion diagnostics to guide the treatment of cancer and other diseases, as well as innovative sample technologies to support the care of patients. We are also a leading partner for pharmaceutical companies in co-developing products for personalized medicine.

•

QuantiFERON-TB: Having established leadership for QuantiFERON-TB in screening for latent tuberculosis in the United States and Europe, we are preparing to launch the product in China in 2014. In established geographic markets, we are targeting additional subpopulations of vulnerable patients, such as those with type 2 diabetes.

•

Bioinformatics: Following the acquisitions of Ingenuity and CLC bio in 2013, we continue to drive the growth in sales of analysis and interpretation software for next-generation sequencing users. In addition, we are creating a leadership position in bioinformatics for the clinical research and diagnostics markets.

•

NGS workflow: QIAGEN is advancing on a strategic initiative to create an industry-leading portfolio of products and services to drive the adoption of next-generation sequencing (NGS) in clinical research and diagnostics, particularly through differentiated solutions for workflow challenges involving automation compared to current systems to generate sequencing data as well as through the acceleration of data analysis and interpretation. Key elements include developing and commercializing an innovative sample-to-insight workflow incorporating the GeneReaderTM benchtop NGS sequencer with the QIAcube and QIAcube NGS instruments for full automation of pre-analytical steps, and also integrating the market-leading biological data analysis, interpretation and reporting capabilities provided by CLC bio and Ingenuity. Another key element is commercializing “universal” solutions that are compatible with any NGS platform on the market and functional in a wide range of applications.

Research and Development

We are committed to expanding our global leadership in Sample & Assay Technologies. Our strategy for managing innovation focuses on addressing the most significant unmet medical and scientific needs. We target our resources to develop the most promising technologies for use by our customers in Molecular Diagnostics, Applied Testing, Pharma and Academia – and to meet the needs of healthcare professionals and scientists in key geographic markets.

Innovation at QIAGEN follows parallel paths:

•	Creating new systems for automation of workflows – platforms for laboratories, hospitals and other users of these novel molecular technologies.

•	Expanding our broad portfolio of “content” – in particular, novel assays to detect and characterize molecular structures and biomarkers for disease or genetic identification.

Our research and development investments are among the highest compared to other companies in our industry. Approximately 800 employees in research and development work in nine centers of excellence on three continents. Our comprehensive intellectual property portfolio spans more than 1,000 granted patents and more than 900 pending applications.

Innovations in instrumentation are strengthening our leadership in the automation of laboratories, driving dissemination of molecular technologies in healthcare and other fields, and generating increased demand for our consumable products. We continue to extend our modular, medium-throughput QIAsymphony platform, enabling hospitals and other customers to adopt or greatly expand their use of molecular diagnostics. In late 2013, we submitted the full QIAsymphony RGQ MDx platform for regulatory approval in the United States. We also plan to integrate modules in the future for specialized needs such as next-generation sequencing. We are moving ahead on QIAGEN’s initiative to create an industry-leading portfolio of products to drive adoption of next-generation

52

MANAGEMENT REPORT Business and Operating Environment

sequencing in clinical research and diagnostics, including an innovative sample-to-insight workflow incorporating the GeneReaderTM benchtop NGS sequencer, with commercialization planned for 2014.

We are commercializing a deep pipeline of content: molecular assays for preventive screening and diagnostic profiling of diseases, tests for important biomarkers to guide personalized cancer therapies, and assays for a broad range of other targets. The rollout of QIAsymphony RGQ is accompanied by an extensive development program involving assays for Molecular Diagnostics and other customer classes, and our next-generation sequencing initiative is generating product rollouts to enhance NGS research. In Applied Testing, we continue to develop new content for human identification, food safety and veterinary diagnostics. We are also expanding our extensive portfolio of products for disease pathway research by Pharma and Academic customers. In addition, we are developing assays for specific applications in key markets such as China and Japan. The total combined addressable markets for our current assay development portfolio approach $ 1 billion in potential annual sales.

In addition, we are investing in co-development of companion diagnostics for personalized healthcare through projects with pharmaceutical and biotech companies. These programs typically begin with development of targeted assays to assist our customers in the development of new drugs by identifying patient populations most likely to respond favorably to therapies. The collaborations have potential to develop into companion diagnostics marketed commercially along with the new drugs.

Sales and Marketing

We market our products in more than 100 countries throughout the world. We have established subsidiaries in markets we believe have the greatest sales potential in the Americas, Europe, Australia and Asia. We have established a network of experienced personnel who sell our products and provide direct support to customers. A significant number of marketing and sales staff members are experienced scientists with academic degrees in molecular biology or related areas. In addition, business managers oversee relationships with key accounts to ensure that we are serving their needs on the commercial side, such as procurement systems, financing arrangements, data on the costs and value of our systems, and collaborations among organizations. We also have specialized independent distributors and importers in many markets.

Our marketing strategy focuses on providing high-quality products that offer customers unique value, coupled with commitment to technical excellence and customer service. We have developed a range of marketing tools to provide customers with direct access to technical support and to inform them of new product offerings, as well as to enhance our reputation for technical excellence, high-quality products and commitment to customer service. One such tool is our technical service hotline, which allows existing or potential customers to discuss a wide range of technical questions regarding our products and related molecular biology procedures, via phone or e-mail, with Ph.D. and M.Sc. scientists in our technical service group. Frequent communication with customers enables us to identify market needs, gain early insight into new developments and business opportunities, and address them with new products.

Our GeneGlobe online portal (www.geneglobe.com) has become a valuable outreach to life science researchers in Pharma and Academia by providing an industry-leading resource on disease pathways, biomarkers and genomic information. GeneGlobe provides searchable, annotated data on 60,000 pathway and gene-related technologies, with links to order products related to each avenue of investigation.

We also distribute several publications, including our catalog, to existing and potential customers worldwide, providing new product information, product updates, and articles by customers and by our scientists about existing and new applications. Our website (www.qiagen.com) contains a full online product catalog and ordering system, as well as a host of support tools, scientific design tools and other resources. We

53

have full Japanese and Chinese language versions of our website, and some information is available on our site in French, German and Korean to support these markets. Information contained on our website, or accessed through it, is not part of this Annual Report. In addition, we hold numerous scientific seminars to present technical information at leading clinical, academic and industrial research institutes worldwide. We conduct direct marketing campaigns to announce new products or offer special promotions, and we offer personalized electronic newsletters with useful information for molecular biology applications.

In addition to keeping customers informed of new product offerings, we offer an inventory consignment program. The QIAcabinet is a storage cabinet owned by us and placed in customer laboratories at their request. Stocked with our products, the QIAcabinet offers customers the convenience of immediate access, reducing reorder procedures and shipping costs. We monitor cabinet inventory and bill the customers at regular intervals as products are used. QIAcabinet increases our visibility in the laboratory and helps maintain our competitive position, while reducing distribution costs.

Seasonality

Our business does not experience significant, predictable seasonality. Historically, a significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that any of our customers’ activities are slowed, such as during times of higher unemployment, vacation periods or delays in the approval of government budgets, including the U.S. federal government’s budget, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales.

Intellectual Property, Proprietary Rights and Licenses

We have made and expect to continue to make investments in intellectual property. In 2013, our purchases of intangible assets totaled $ 34.2 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2013, we owned 233 issued patents in the United States, 156 issued patents in Germany and 889 issued patents in other major industrialized countries. We had 996 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue (for patents issued from applications submitted prior to June 8, 1995), or 20 years from the date of filing (in the case of patents issued from applications submitted on or after June 8, 1995). Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

Our practice is to require employees, consultants, outside scientific collaborators, sponsored researchers and other advisers to execute confidentiality agreements upon commencement of their relationships with us. These agreements provide that all confidential information developed by or made known to the individual during the course of the relationship is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature in certain circumstances and to other specific exceptions. In the case of our employees, the agreements provide that all inventions conceived by individuals in the course of their employment will be our exclusive property.

54

MANAGEMENT REPORT Business and Operating Environment

Competition

In the Academic and Pharmaceutical markets, we believe our primary competition in sample technology products involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies such as Sigma-Aldrich Corp. and Roche Diagnostics GmbH (Applied Sciences Division). We compete with these methods through our innovative technologies and products, which offer a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and provide significant advantages in speed, reliability, convenience, reproducibility and ease of use.

We also experience competition in various markets from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to, Promega Corp., EMD Millipore or Merck Millipore, and Macherey-Nagel GmbH for nucleic acid separation and purification; Thermo Fisher and Promega Corp. for assay solutions and for transfection reagents; and Sigma-Aldrich Corp. and Thermo Fisher for protein fractionation products. We believe our proprietary technologies and products offer significant advantages over competitors’ products with regard to purity, speed, reliability and ease-of-use.

The medical diagnostics and biotechnology industries are subject to intense competition. In our HPV franchise within our molecular diagnostics customer class, we face competition from well-established diagnostic technologies, such as cytology, and from emerging HPV testing approaches, such as signal amplified testing, research-based PCR, other indicators of disease and other traditional testing methods developed by laboratories. Our competitors in the United States include companies such as Roche Diagnostics GmbH and Hologic, Inc., which have been marketing FDA-approved HPV testing products in the U.S. in recent years. We expect competition to intensify, but our leading position in the HPV market is supported by our marketing efforts and the data supporting our digene HPV Test. We believe we have a competitive advantage driven by the fact that close to 90 million of these tests have been distributed worldwide as well as a multitude of clinical trials encompassing more than one million women. A number of major U.S. customers for HPV screening products operate under multi-year contracts with us, in which we provide competitive pricing and other benefits.

Some of our other products within our molecular diagnostics customer class, such as tests for Chlamydia, Gonorrhea, hepatitis B virus, herpes simplex virus, and CMV, compete with existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. Our competitors for gene-based diagnostic probes include Roche Diagnostics, Abbott, Siemens, Cepheid and Hologic. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability, ease of use, standardization, cost, proprietary position, competitors’ market shares, access to distribution channels, regulatory approvals and availability of reimbursement.

We do not believe our competitors typically have the same comprehensive approach to Sample & Assay Technologies as we do or the ability to provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and, therefore, more reliable results. We also believe our integrated strategic approach gives us a competitive advantage. The quality of sample preparation – an area in which we have a unique market and leadership position – is a key prerequisite for reliable molecular assay solutions, which are increasingly being applied in emerging markets such as Molecular Diagnostics and Applied Testing.

Current and potential competitors may be in the process of seeking FDA or foreign regulatory approvals for their respective products. Our continued future success will depend in large part on our ability to maintain our technological advantage over competing products, expand our market presence and

55

preserve customer loyalty. There can be no assurance that we will be able to compete effectively in the future or that development by others will not render our technologies or products non-competitive.

Suppliers

As part of our quality assessment procedures, we periodically evaluate the performance of our raw material and component suppliers, potential new alternative sources of such materials and components, and the risks and benefits of reliance on our existing suppliers. We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications, so we closely monitor stock levels to maintain adequate supplies. We believe we maintain inventories at a sufficient level to ensure reasonable customer service levels and to guard against normal volatility in availability.

Government Regulations

We are subject to a variety of laws and regulations in the European Union, the United States and other countries. The level and scope of the regulation varies depending on the country or defined economic region, but may include, among other things, the research, development, testing, clinical trials, manufacture, storage, recordkeeping, approval, labeling, promotion and commercial sales and distribution, of many of our products.

European Union Regulations

In the European Union, in vitro diagnostic medical devices are regulated under EU Directive 98 / 79 / EC (IVD Directive) and corresponding national provisions. The IVD Directive requires that medical devices meet the essential requirements set out in an annex of the directive. These requirements include the safety and efficacy of the devices. According to the IVD Directive, the Member States presume compliance with these essential requirements in respect of devices which are in conformity with the relevant national standards transposing the harmonized standards of which the reference numbers have been published in the Official Journal of the European Communities. These harmonized standards include ISO 13485:2003, the quality standard for medical device manufacturers.

IVD medical devices, other than devices for performance evaluation, must bear the CE marking of conformity when they are placed on the market. The CE mark is a declaration by the manufacturer that the product meets all the appropriate provisions of the relevant legislation implementing the relevant European Directive. As a general rule, the manufacturer must follow the procedure of the EC Declaration of conformity to obtain this CE marking.

Each European country must adopt its own laws, regulations and administrative provisions necessary to comply with the IVD Directive. Member States may not create any obstacle to the placing on the market or the putting into service within their territory of devices bearing the CE marking according to the conformity assessment procedures. On September 26, 2012, the European Commission (EC) adopted a proposal for new EU regulations for medical devices and IVDs that if finalized will impose additional regulatory requirements on IVDs used in the EU. In many countries outside of the United States, coverage, pricing and reimbursement approvals are also required. We are also required to maintain accurate information and control over sales and distributors’ activities that may fall within the purview of the Foreign Corrupt Practices Act, its books and records provisions and its anti-bribery provisions.

U.S. Regulations

In the United States, in vitro diagnostic kits are subject to regulation by the Food and Drug Administration (FDA) as medical devices and must be cleared or approved before they can be marketed. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative

56

MANAGEMENT REPORT Business and Operating Environment

or judicial sanctions, such as FDA refusal to approve pending NDAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution. In addition, some of our test kits are sold for research use only in the United States. We do not promote these tests for clinical diagnostic use, and they are labeled “For Research Use Only,” or RUO, as required by the FDA.

In Vitro Diagnostics

The FDA regulates the sale or distribution of medical devices, including in vitro diagnostic test kits and some in vitro diagnostic tests. The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling, premarket notification and adherence to the FDA’s quality system regulations, which are device-specific good manufacturing practices. Class II devices are subject to general controls and special controls, including performance standards and post-market surveillance. Class III devices are subject to most of the previously identified requirements as well as to premarket approval. All Class I devices are exempt from premarket review; most Class II devices require 510(k) clearance, and all Class III devices must receive premarket approval before they can be sold in the United States. The payment of a fee to the FDA is usually required when a 510(k) notice or premarket approval application is submitted.

510(k) Premarket Notification. A 510(k) notification requires the sponsor to demonstrate that a medical device is substantially equivalent to another marketed device, termed a “predicate device”, that is legally marketed in the United States and for which a premarket approval application (PMA) was not required. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate; or has the same intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device.

The FDA generally issues a decision letter within 90 days of receipt of the 510(k) if it has no additional questions or sends a first action letter requesting additional information within 75 days. Most 510(k)s do not require clinical data for clearance, but a minority will. Requests for additional data, including clinical data, will increase the time necessary to review the notice. If the FDA believes that the device is not substantially equivalent to a predicate device, it will issue a “Not Substantially Equivalent” letter and designate the device as a Class III device, which will require the submission and approval of a PMA before the new device may be marketed. Under certain circumstances, the sponsor may petition the FDA to make a risk-based determination of the new device and reclassify the new device as a Class I or Class II device. The FDA is currently reevaluating the 510(k) review process, and we cannot predict what, if any, changes will occur.

Premarket Approval. The PMA process is more complex, costly and time-consuming than the 510(k) process. A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. If the device is determined to present a “significant risk,” the sponsor may not begin a clinical trial until it submits an investigational device exemption (IDE) to the FDA and obtains approval from the FDA to begin the trial.

After the PMA is submitted, the FDA has 45 days to make a threshold determination that the PMA is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA. The FDA is subject to a performance goal review time for a PMA that is 180 days from the date of filing, although in practice this review time is longer. Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. The total process may take several years and there is no guarantee that the PMA will ever be approved. Even if approved, the FDA may limit the indications for which the device may be marketed. The FDA may also request additional clinical

57

data as a condition of approval or after the PMA is approved. Any changes to the medical device may require a supplemental PMA to be submitted and approved before the changed medical device may be marketed.

Any products sold by us pursuant to FDA clearances or approvals will be subject to pervasive and continuing regulation by the FDA, including record keeping requirements, reporting of adverse experiences with the use of the device and restrictions on the advertising and promotion of our products. Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. Non-compliance with applicable FDA requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the FDA to grant 510(k) clearance or PMA approval for new devices, withdrawal of 510(k) clearances and / or PMA approvals and criminal prosecution.

Regulation of Companion Diagnostic Devices

Diagnostic tests may be used in the determination of whether a drug should be prescribed for a patient, and are often referred to as in vitro companion diagnostic devices. In July 2011, the FDA issued a Draft Guidance for Industry and Food and Drug Administrative Staff on In Vitro Companion Diagnostic Devices. The Draft Guidance applies to in vitro diagnostic companion diagnostic devices that provide information that is essential for the safe and effective use of a corresponding therapeutic drug. However, a novel in vitro diagnostic test that provides information that is useful in, but not a determining factor for the safe and effective use of a therapeutic product, would not be considered an IVD companion diagnostic device subject to the Draft Guidance. The FDA expects that the therapeutic sponsor will address the need for an approved or cleared IVD Companion Diagnostic Device in its therapeutic product development plan. The sponsor of the therapeutic product can decide to develop its own IVD Companion Diagnostic Device, partner with a diagnostic device sponsor to develop the appropriate IVD Companion Diagnostic Device, or explore modification of an existing IVD diagnostic device (its own or another sponsor’s) to accommodate the appropriate intended use. The FDA has approved a number of drug / diagnostic device companions in accordance with the Draft Guidance.

In September 2013, the FDA issued its final rule on the Unique Device Identifier. This rule now requires an additional registered identifier, including a special barcode, on all FDA regulated medical devices. The rule is implemented in phases with the first deadline of September 24, 2014 being established for all Class III medical devices. For QIAGEN, this impacts the hc2, QuantiFERON, and therascreen products. A task force has been established to ensure this deadline is met but this will place additional administrative and regulatory burden on these products for annual reporting of compliance to the new regulation. Class II and Class I products are required to have this same labeling by September 24, 2016 and 2018, respectively. The new rule will also require additional compliance oversight once implemented.

Some of our products are sold for research purposes in the U.S., and they are labeled “For Research Use Only” (RUO) or “for molecular biology applications.” In November 2013, the FDA issued a final Guidance for Industry and Food and Drug Administration Staff entitled “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only.” In the Guidance, RUO refers to devices that are in the laboratory phase of development, and investigational use only (IUO) refers to devices that are in the product testing phase of development. These types of devices are exempt from most regulatory controls. Because we do not promote our RUOs for clinical diagnostic use or provide technical assistance to clinical laboratories with respect to these tests, we believe that these tests are exempt from FDA’s premarket review and other requirements. If the FDA were to disagree with our designation of any of these products, we could be forced to stop selling the product until appropriate regulatory clearance or approval has been obtained. Further, we believe that some of our RUOs may be used by some customers in their laboratory-developed tests (LDTs), which they develop, validate and promote for clinical use. However, as previously noted, we do not promote these products for use in LDTs or assist in the development of the LDT tests for clinical diagnostic use.

58

MANAGEMENT REPORT Business and Operating Environment

HIPAA and Other Privacy and Security Laws

The Health Insurance Portability and Accountability Act of 1996 (HIPAA), as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH) regulates uses and disclosures of identifiable health information (protected health information or PHI) in the hands of certain healthcare providers, health plans or healthcare clearing houses (covered entities). HIPAA regulates and limits covered entities’ uses and disclosures of PHI and requires the adoption of administrative, physical and technical security measures to keep PHI secure. HIPAA also applies to organizations that create, use or disclose PHI to provide services to or on behalf of covered entities (business associates). Business associates are required to comply with certain privacy and all of the security standards of HIPAA. Business associates and covered entities must also comply with breach notification standards established under HITECH. The HITECH breach notification standards require covered entities to notify affected individuals, the government, and in some cases, local and national media in the event of a breach of PHI that has not been secured by encryption. The breach notification standards require business associates to notify covered entity customers of their own breaches of unsecured PHI so that the relevant covered entity may make required notifications.

Almost all states have adopted data security laws protecting the “personal information” of its residents. Personal information typically includes an individual’s name or initials coupled with social security, financial account, debit, credit or state-issued identification number or other information that could lead to identity theft. There is significant variability under these laws, but most require notification to affected individuals and the government in the event of breach, as well as compliance with certain security standards (such as encryption) and adoption of contractual protections for personal information. Many states have also adopted genetic testing and privacy laws. These laws typically require a specific written consent for genetic testing as well as consent for the disclosure of genetic test results and otherwise limit uses and disclosures of genetic testing results.

We require the disclosure of whole genome sequences in order to analyze and interpret genomic data for research use by our customers. Most of our institutional and physician customers are covered entities under HIPAA and must obtain proper authorization or de-identify information so that we may provide services. When PHI is de-identified or when the disclosure of PHI is authorized by a patient, HIPAA does not impose any compliance obligations on the recipient. We are also subject to enforcement by state attorneys general who were given authority to enforce HIPAA under HITECH and who also enforce state data security laws. State data security laws apply directly to us to the extent that they acquire any personal information. Accordingly, we maintain an active privacy and data security program designed to address regulatory compliance issues.

Health information privacy and data security laws are complex, overlapping and rapidly evolving. As Company’s activities evolve and expand, additional laws may be implicated, for example, there are international privacy laws that impose restrictions on the access, use, and disclosure of health and other personal information. All of these laws impact Company’s business either directly or indirectly. Company’s failure to comply with these privacy laws or significant changes in the laws could significantly impact Company’s business and future business plans.

Compliance with Fraud and Abuse Laws

We have to comply with various U.S. federal and state laws, rules and regulations pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws, rules and regulations. Violations of the fraud and abuse laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid.

59

Anti-Kickback Statute

The federal Anti-Kickback Statute prohibits persons from knowingly or willfully soliciting, receiving, offering, or paying remuneration, directly or indirectly, in exchange for or to induce:

•	the referral of an individual for a service or product for which payment may be made by Medicare, Medicaid, or other government-sponsored healthcare programs; or

•	purchasing, ordering, arranging for, or recommending the ordering of, any service or product for which payment may be made by a government-sponsored healthcare program.

The definition of “remuneration” has been broadly interpreted to include anything of value, including such items as gifts, certain discounts, waiver of payments, and providing anything at less than its fair market value. In addition, several courts have interpreted the law to mean that if “one purpose” of an arrangement is intended to induce referrals, the statute is violated.

The Anti-Kickback Statue is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services (OIG) has issued regulations, commonly known as “safe harbors.” These safe harbors set forth certain requirements that, if fully met, will assure healthcare providers, including medical device manufacturers, that they will not be prosecuted under the Anti-Kickback Statute. Although full compliance with these safe harbor provisions ensures against prosecution under the Anti-Kickback Statute, full compliance is often difficult and the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the Anti-Kickback Statute will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. The statutory penalties for violating the Anti-Kickback Statute include imprisonment for up to five years and criminal fines of up to $ 25,000 per violation. In addition, through application of other laws, conduct that violates the Anti-Kickback Statute can also give rise to False Claims Act lawsuits, civil monetary penalties and possible exclusion from Medicare and Medicaid and other federal healthcare programs. In addition to the Federal Anti-Kickback Statute, many states have their own anti-kickback laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions, safe harbors or sanctions. In some states, these anti-kickback laws apply not only to payment made by a government healthcare program but also with respect to other payors, including commercial insurance companies.

Other Fraud and Abuse Laws

The federal False Claims Act (FCA) prohibits any person from knowingly presenting, or causing to be presented, a false claim or knowingly making, or causing to made, a false statement to obtain payment from the federal government. Those found in violation of the FCA can be subject to fines and penalties of three times the damages sustained by the government, plus mandatory civil penalties of between $ 5,500 and $ 11,000 for each separate false claim. Actions filed under the FCA can be brought by any individual on behalf of the government, a “qui tam” action, and such individual, known as a “relator” or, more commonly, as a “whistleblower,” who may share in any amounts paid by the entity to the government in damages and penalties or by way of settlement. In addition, certain states have enacted laws modeled after the FCA, and this legislative activity is expected to increase. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies, including medical device manufacturers, to defend false claim actions, pay damages and penalties or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of investigations arising out of such actions.

The OIG also has authority to bring administrative actions against entities for alleged violations of a number of prohibitions, including the Anti-Kickback Statute and the Stark Law. The OIG may seek to impose civil monetary penalties or exclusion from the Medicare, Medicaid and other federal healthcare programs. Civil monetary penalties can range from $ 2,000 to $ 50,000 for each violation or failure plus, in certain circumstances, three times the amounts claimed in reimbursement or illegal remuneration. Typically, exclusions last for five years.

60

MANAGEMENT REPORT Business and Operating Environment

In addition, we must comply with a variety of other laws, such as laws prohibiting false claims for reimbursement under Medicare and Medicaid, all of which can also be triggered by violations of federal anti-kickback laws; the Health Insurance Portability and Accounting Act of 1996, which makes it a federal crime to commit healthcare fraud and make false statements; and the Federal Trade Commission Act and similar laws regulating advertisement and consumer protections.

There is also an increasing number of state “sunshine” laws that require manufacturers to provide reports to state governments on pricing and marketing information. Several states have enacted legislation requiring medical device companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales and marketing activities, and to prohibit or limit certain other sales and marketing practices. In addition, a federal law known as the Physician Payments Sunshine Act, now requires medical device manufacturers to track and report to the federal government certain payments and other transfers of value made to physicians and teaching hospitals and ownership or investment interests held by physicians and their immediate family members. The federal government will disclose the reported information on a publicly available website beginning in 2014. If we fail to track and report as required by these laws or to otherwise comply with these laws, we could be subject to the penalty provisions of the pertinent state and federal authorities.

Reimbursement

United States

In the United States, payments for diagnostic tests come from several sources, including third-party payors such as health maintenance organizations and preferred provider organizations; government health programs such as Medicare and Medicaid; and patients; and, in certain circumstances, hospitals or referring laboratories. For many years, federal and state governments in the United States have pursued methods to reduce the cost of these programs. For example, in 2010 the United States enacted major healthcare reform legislation known as the Patient Protection and Affordable Care Act (ACA). Such changes have had, and are expected to continue to have, an impact on our business. At present, Medicare payment rates are affected by across-the-board federal budget cuts commonly referred to as “sequestration.” Under sequestration, the Centers for Medicare & Medicaid Services (CMS), the federal agency responsible for administering Medicare and Medicaid, reduced Medicare payments to providers by 2 % annually beginning in 2013 and through 2023.

Code Assignment. In the United States, a third-party payor’s decisions regarding coverage and payment are driven, in large part, by the specific Current Procedural Terminology, or CPT, code used to identify a test. The American Medical Association, or AMA, publishes the CPT, which is a listing of descriptive terms and identifying codes for reporting medical services and procedures. The purpose of the CPT is to provide a uniform language that accurately describes medical, surgical, and diagnostic services and therefore to ensure reliable nationwide communication among healthcare providers, patients, and third-party payors.

A manufacturer of in vitro diagnostic kits or a provider of laboratory services may request establishment of a Category I CPT code for a new product. Assignment of a specific CPT code ensures routine processing and payment for a diagnostic test by both private and government third-party payors.

The AMA has specific procedures for establishing a new CPT code and, if appropriate, for modifying existing nomenclature to incorporate a new test into an existing code. If the AMA concludes that a new code or modification of nomenclature is unnecessary, the AMA will inform the requestor how to use one or more existing codes to report the test.

While the AMA’s decision is pending, billing and collection may be sought under an existing, non-specific CPT code. A manufacturer or provider may decide not to request assignment of a CPT code and instead use an existing, non-specific code for reimbursement purposes. However, use of such codes may result in more frequent denials and / or requests for supporting clinical documentation from the third-party payor and in lower reimbursement rates, which may vary based on geographical location.

61

In 2012, the AMA added 127 new CPT codes for molecular pathology services that became effective on January 1, 2013. These new CPT codes are biomarker-specific and were designed to replace the previous methodology of billing for molecular pathology testing, which involved “stacking” a series of non-biomarker-specific CPT codes together to describe the testing performed. The new CPT codes were issued final national reimbursement prices by CMS in November of 2013. These federal reimbursement amounts are widely acknowledged to be lower than the reimbursement obtained by the now outdated “stacking” method, but commercial payors and Medicare contractors are still in the process of solidifying their coverage and reimbursement policies for the testing described by these new CPT codes. The lower reimbursement amounts experienced in the field of molecular pathology testing may soon be extending to other codes on the Clinical Laboratory Fee Schedule as CMS initiates a five-year-long review of all CPT codes for clinical laboratory testing this year. This review is designed to adjust the reimbursement rates of the CPT codes describing clinical laboratory testing to reflect any changes in technology that have occurred since the CPT code went into effect. CMS will start with the oldest CPT codes on the Fee Schedule first, and acknowledges that adjustments could result in increases to payment amounts, but expects most adjustments to result in decreases.

Coverage Decisions. When deciding whether to cover a particular diagnostic test, private and government third-party payors generally consider whether the test is a contractual benefit and, if so, whether it is reasonable and necessary for the diagnosis or treatment of illness and injury. Most third-party payors do not cover experimental services. Coverage determinations are often influenced by current standards of practice and clinical data, particularly at the local level. The Centers for Medicare & Medicaid Services (CMS) i.e. the government agency responsible for overseeing the Medicare program, have the authority to make coverage determinations on a national basis, but most Medicare coverage decisions are made at the local level by contractors that administer the Medicare program in specified geographic areas. Private and government third-party payors have separate processes for making coverage determinations, and private third-party payors may or may not follow Medicare’s coverage decisions. If a third-party payor has a coverage determination in place for a particular diagnostic test, billing for that test must comply with the established policy. Otherwise, the third-party payor makes reimbursement decisions on a case-by-case basis.

Payment. Payment for covered diagnostic tests is determined based on various methodologies, including prospective payment systems and fee schedules. In addition, private third-party payors may negotiate contractual rates with participating providers or set rates as a percentage of the billed charge. Diagnostic tests furnished to Medicare inpatients are generally included in the bundled payment made to the hospital under Medicare’s Inpatient Prospective Payment System. Payment for diagnostic tests furnished to Medicare beneficiaries in most other circumstances is made based on the Clinical Laboratory Fee Schedule, under which a payment amount is assigned to each covered CPT code. The law technically requires fee schedule amounts to be adjusted annually by the percentage increase in the consumer price index (CPI) for the prior year, but Congress has frozen payment rates in certain years. Medicaid programs generally pay for diagnostic tests based on a fee schedule, but reimbursement varies by state.

European Union

In the European Union the reimbursement mechanisms used by private and public health insurers vary by country. For the public systems reimbursement is determined by guidelines established by the legislator or responsible national authority. As elsewhere, inclusion in reimbursement catalogs focuses on the medical usefulness, need, quality and economic benefits to patients and the healthcare system. Acceptance for reimbursement comes with cost, use and often volume restrictions, which again can vary by country.

We are subject to laws and regulations related to the protection of the environment, the health and safety of employees and the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive

62

MANAGEMENT REPORT Business and Operating Environment

materials. For example, the U.S. Occupational Safety and Health Administration (OSHA) has established extensive requirements relating specifically to workplace safety for healthcare employers in the U.S. This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, such as HIV and hepatitis B and C, including preventing or minimizing any exposure through needle stick injuries. For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the U.S. Department of Transportation, the U.S. Public Health Service, the United States Postal Service and the International Air Transport Association.

Conflict Minerals

Recent U.S. legislation has been enacted to improve transparency and accountability concerning the sourcing of “conflict minerals” from mines located in the conflict zones of the Democratic Republic of Congo (DRC) and its adjoining countries. The term conflict minerals currently encompasses tantalum, tin, tungsten (or their ores) and gold. Certain of our instrumentation product components which we purchase from third-party suppliers do contain gold. This U.S. legislation requires manufacturers, such as us, to investigate our supply chain and disclose if there is any use of conflict minerals originating in the DRC or adjoining countries. We are currently evaluating the potential impact of, and developing an implementation strategy to comply with this legislation.

Organizational Structure

QIAGEN N.V. is the holding company for more than 50 consolidated subsidiaries, many of which have the primary function of distributing our products and services on a regional basis. Certain subsidiaries also have research and development or production activities. A listing of our significant subsidiaries, their jurisdictions of incorporation and QIAGEN’s share ownership and voting rights is included on page 175 of this Annual Report.

Description of Property

Our production and manufacturing facilities for consumable products are located in Germany, the United States, China, France, and the United Kingdom. In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. We also have installed and continue to expand production-planning systems that are included in our integrated information and control system based on the SAP R / 3 business software package from SAP AG. Worldwide, we use SAP software to integrate most of our operating subsidiaries. Capital expenditures for property, plant and equipment totaled $ 84.5 million, $ 102.0 million and $ 86.8 million for 2013, 2012 and 2011, respectively.

We have an established quality system, including standard manufacturing and documentation procedures, intended to ensure that products are produced and tested in accordance with the FDA’s Quality System Regulations, which impose current Good Manufacturing Practice (cGMP) requirements. For cGMP production, special areas were built in our facilities in Hilden, Germany, and Germantown and Gaithersburg, Maryland. These facilities operate in accordance with cGMP requirements.

The consumable products manufactured at QIAGEN GmbH in Germany, and QIAGEN Sciences, LLC, and QIAGEN Gaithersburg, Inc., both in Maryland, are produced under ISO 9001:2008, ISO 13485:2003, ISO 13485:2003 CMDCAS, and EC Directive 98 / 79 / EC. Our certifications form part of our ongoing commitment to provide our customers high-quality, state-of-the-art Sample & Assay Technologies, and to the development of our Total Quality Management system.

Our facilities in Hilden, Germany, currently occupy a total of approximately 750,000 square feet, some of which is leased pursuant to separate contracts, the last of which expires in 2018. Our production capacity is increased through our manufacturing and research facilities in the United States. QIAGEN Sciences, LLC owns a 27-acre site in Germantown, Maryland. The 285,000 square foot Germantown facility

63

consists of several buildings in a campus-like arrangement and is intended to accommodate over 500 employees. There is room for future expansion of up to 300,000 square feet of facility space. We lease a facility in Gaithersburg, Maryland, comprising a total of 150,000 square feet, and 40,000 square feet in Frederick, Maryland, for manufacturing, warehousing, distribution and research operations.

In 2009, we purchased additional land adjacent to our facility in Hilden, Germany, for EUR 2.5 million (approximately $ 3.2 million) and began construction to further expand our facilities for research and development and production. In 2010, we began construction on expansion of our research, production and administrative space in Germantown, Maryland. Both projects were completed at a total cost of $ 97.2 million as of December 31, 2013. There are two additional small expansion projects in Maryland that will be started in 2014 and are estimated to be completed in 2015. We anticipate being able to fund these expansions with cash generated by operating activities.

Other subsidiaries throughout the world lease smaller amounts of space. Our corporate headquarters are located in leased office space in Venlo, The Netherlands.

We believe our existing and planned production and distribution facilities can support anticipated production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state, and local laws and regulations including environmental regulations. We do not believe we have any material issues relating to these laws and regulations.

64

MANAGEMENT REPORT Business and Operating Environment | Opportunities and Risks

Opportunities and Risks

QIAGEN, like any other company, has business operations that involve significant opportunities and risks. Effective management is paramount to safeguarding the sustainable value creation, and the central task of the leadership team. Managing opportunities and risks is an integral part of the corporate governance system in place throughout QIAGEN, not the task of one particular organizational unit. Management systems are in place to aggregate all risks and opportunities for review at the Managing Board and Supervisory Board levels of QIAGEN N.V., and these are reviewed on a routine basis. According to our current assessment, we consider the opportunities and risks to be manageable and the survival of QIAGEN not to be endangered at the end of 2013, which was the same position taken at the end of 2012. This assessment is supported by our strong balance sheet and the current business outlook, and further supported by the positive historical response to our external financing demands. As a result, QIAGEN has not sought an official rating by any of the leading ratings agencies. We are confident in the future earnings strength of QIAGEN, especially in light of recent productivity initiatives that were completed in 2013, and have access to the resources to pursue value-creating business opportunities.

Opportunities

As an international company, QIAGEN is exposed to a wide variety of developments in the various markets in which it operates. Our mission is to “make improvements in life possible” by capturing growth opportunities presented by the dissemination of molecular technologies across the four customer classes in Molecular Diagnostics, Applied Testing, Pharma and Academia. Due to increased life expectancy for people living in developed countries, and also the dynamic growth of healthcare demand in many emerging markets, the need for innovative diagnostics is increasing at a marked pace. This is underscored by the proven benefits of diagnostics to improve healthcare outcomes, particularly the advent of companion diagnostics to personalize healthcare, while still representing a small fraction of overall healthcare expenditures. Our internal R & D activities present major opportunities, and we are working to find new products and improve existing ones across our portfolio of Sample & Assay Technologies. We also continuously evaluate potential additional opportunities across our four customer classes as an integral part of our strategy. All of these factors represent future growth opportunities for QIAGEN.

One of the most important senior management tasks at QIAGEN is to identify and assess opportunities as early as possible and to initiate appropriate measures in order to maximize the fullest value of opportunities and transform them into business success. QIAGEN evaluates organic growth opportunities each year as part of its annual budget planning process, and on an ongoing basis during the year, especially in dynamically changing areas of the business portfolio. These evaluations are based on proposals for new products, services and technologies developed within QIAGEN. This cross-functional process involves a careful analysis of the market environment and competitive positioning, as well as additional factors such as expected development timelines, regulatory and reimbursement issues when evaluating organic opportunities. Business plans include information about the product or service planned to be developed, along with profiles on target customers and competitors, market size and barriers to entry. It also outlines the resources required for implementation. As part of this process, these plans are subjected to a uniform profitability analysis to determine the net present value of an investment and the opportunities to create value (as measured with QIAGEN Value Added, or QVA) and generate returns that exceed the Group’s cost of capital after a multi-year period. The monitoring of growth initiatives is done through regular reporting to the Supervisory Board, which receives reports on a frequent basis during the year about the status and progress of key initiatives. Project management and the supporting central functions report directly to Peer M. Schatz, the CEO of QIAGEN.

65

[6] Risk Types

Base Business Risk

•	Identification and monitoring of competitive business threats
•	Monitoring complexity of product portfolio
•	Monitoring dependence on key customers for single product groups
•	Reviewing dependence on individual production sites or suppliers
•	Evaluating purchasing initiatives, price controls and changes to reimbursements
•	Monitoring production risks, including contamination prevention, high-quality product assurance
•	Ensuring ability to defend against intellectual property infringements and maintain competitive advantage after expiration

Business Growth Risk

•	Managing development and success of key R & D projects
•	Managing successful integration of acquisitions to achieve anticipated benefits

Underlying Business Risk

•	Evaluating financial risks, including economic risks and currency rate fluctuations
•	Monitoring financial reporting risks, including multi-jurisdiction tax compliance
•	Reviewing possible asset impairment events
•	Assessing compliance and legal risks, including safety in operations and environmental hazard risks, compliance with various regulatory bodies and pending product approvals
•	Monitoring risks of FCPA (Foreign Corrupt Practices Act) or antitrust concerns arising from a network of subsidiaries and distributors in foreign countries

Risk Management

Our risk management approach embodies the key elements of a sound risk management system including (1) active Supervisory Board and senior management involvement; (2) adequate policies and procedures; (3) adequate risk management, monitoring and information systems; and (4) comprehensive internal controls.

QIAGEN is managed by a Managing Board and an independent Supervisory Board appointed by the General Meeting of Shareholders. One of the Managing Board’s responsibilities is the oversight of the risk management system. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of the risk management system. Risk management policies and procedures are embodied in our corporate governance, code of ethics and financial reporting controls and procedures. A variety of functional experts evaluate these business risks, attempting to mitigate and manage these risks on an ongoing basis.

Identified risks are subdivided into three types: [6]

•	A base business risk is specific to us or our industry that threatens our current and existing business;

•	A business growth risk is specific to us or our industry that threatens our future business growth; and

•	An underlying business risk is not specific to us or our industry, but applies to a larger number of public companies.

All identified risks are evaluated based on their likelihood of occurring and their potential impact (estimated in monetary terms) in disrupting our progress in achieving our business objectives. The overall risk management goal is to identify risks that could significantly threaten our success and to allow management on a timely basis the opportunity to successfully implement mitigation actions. The results of the risk assessment, and any updates, are reported to the Audit Committee on a regular basis. A detailed risk reporting update is provided each quarter to the Audit Committee for specific risks that have been newly identified or have changed since the previous

66

MANAGEMENT REPORT Opportunities and Risks

assessment. A detailed review of all underlying business risks is completed every year. At least once on an annual basis, the Supervisory Board discusses the corporate strategy and business risks as well as the results of an assessment by the Managing Board and the Audit Committee on the structure and operations of the internal risk management and control systems, including any significant changes.

Our corporate governance structure is based on a strong framework that outlines the responsibilities of our Managing and Supervisory Boards and the function of the Audit Committee of the Supervisory Board. We maintain adequate internal controls over financial reporting to ensure the integrity of financial reporting. Additionally, a Compliance Committee operates under the leadership of the Chief Financial Officer, who is also a member of the Managing Board, which consists of senior executives from various functional areas who are responsible for ensuring compliance with legal and regulatory requirements, as well as overseeing the communication of corporate policies, including our Code of Ethics.

Risks

This section outlines a number of significant risks to which QIAGEN is exposed. The order in which the risks are listed is not intended to imply an assessment as to the likelihood of their materialization or the extent of any resulting damages. They should be seen in light of the opportunities that could result from positive trends. For further information, refer to the risks and uncertainties discussed under the caption “Risk Factors” in Item 3 of the 2013 Annual Report on Form 20-F on file with the U.S. Securities and Exchange Commission and throughout this Annual Report.

An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.

Our business has grown rapidly, with total net sales increasing to $ 1.30 billion in 2013 from $ 1.01 billion in 2009. We have made a series of acquisitions in recent years, including Ingenuity and CLC bio in 2013, Intelligent BioSystems and AmniSure in 2012, and Cellestis Ltd. and Ipsogen S.A. in 2011. We intend to identify and acquire other businesses in the future that support our strategy to build on our global leadership position in Sample & Assay Technologies. The successful integration of acquired businesses requires a significant effort and expense across all operational areas.

We have also made significant investments to expand our business operations. In January 2009, we purchased land adjacent to our facility in Germany and began a major expansion project in August 2009 to create additional facilities for research and development as well as to expand production capacity. This expansion project was completed in early 2012. In addition, we began activities in June 2010 to expand our facility in Germantown, Maryland, for research, production and administrative space, and these efforts were completed in 2013. These expansion projects have increased our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until we more fully utilize the additional capacity of these planned facilities. In 2012, we added a subsidiary in Poland as part of the creation of a new global shared services center to gain economies of scale in various administrative functions. We also continue to upgrade our operating and financial systems and expand the geographic presence of our operations, which has resulted in the reallocation of existing resources or the hiring of new employees as well as increased responsibilities for both existing and new management personnel. As an example, in 2011 we established new subsidiaries in India and Taiwan, further expanding our presence in Asia. The rapid expansion of our business and the addition of new personnel may place a strain on our management and operational systems.

Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our growth as they arise.

67

Our acquisitions expose us to new risks, and we may not achieve the anticipated benefits of acquisitions of technologies and businesses.

During the past several years, we have acquired and integrated a number of companies through which we have gained access to new technologies, products and businesses that complement our internally developed product lines. In the future, we expect to acquire additional technologies, products or businesses to expand our operations. Acquisitions expose us to new operating and other risks, including risks associated with the:

•	assimilation of new products, technologies, operations, sites and personnel;

•	application for and achievement of regulatory approvals or other clearances;

•	diversion of resources from our existing products, business and technologies;

•	generation of sales to offset associated acquisition costs;

•	implementation and maintenance of uniform standards and effective controls and procedures;

•	maintenance of relationships with employees and customers and integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	amortization or impairment of acquired intangible assets or potential businesses; and

•	exposure to liabilities of and claims against acquired entities.

Our failure to successfully address the above risks in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.

Our continued growth is dependent on the development and success of new products.

Rapid technological change and frequent new product introductions are typical in the markets we serve. Our success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, or such products suffer significant delays in development or are not accepted in the market, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability to successfully develop and introduce new products, for technological or other reasons, could reduce our growth rate or otherwise have an adverse effect on our business. In the past, we have experienced delays in the development and introduction of products, including regulatory approvals, and we may experience delays in the future.

As a result, we cannot assure you that we will keep pace with the rapid rate of change in our markets or that our new products will adequately meet the requirements of the marketplace, achieve market acceptance or regulatory approval or compete successfully with competitive technologies. Some of the factors affecting market acceptance of new products include:

•	availability, quality and price relative to competitive products;

•	the timing of introduction of the new product relative to competitive products;

•	opinions of the new product’s utility;

•	citation of the new product in published research;

•	regulatory trends and approvals; and

•	general trends in life sciences research, applied markets and molecular diagnostics.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.

Important new product programs underway include our modular medium-throughput QIAsymphony automation platform, our offering of products for use in next-generation sequencing (NGS) and related Sample & Assay Technologies.

68

MANAGEMENT REPORT Opportunities and Risks

The speed and level of adoption of our QIAsymphony platform will affect sales not only of instrumentation but also of sample and assay kits designed to run on this system. The rollout of QIAsymphony is intended to drive the dissemination and increasing sales of sample and assay kits that run on this platform, and we are seeking regulatory approvals for a number of these new products. In turn, the availability and regulatory approval of more tests to run on QIAsymphony, especially molecular assays for specific diseases or companion diagnostics paired with new drugs, will influence the value of the instruments to prospective buyers. The risk of slower adoption of QIAsymphony or the complete QIAsymphony RGQ system could significantly affect sales of products designed to run on these platforms.

Our strategic initiative in NGS aims to drive the adoption of this technology in clinical research and diagnostics. It involves the development and ongoing commercialization of universal pre-analytic and bioinformatics products that can be used with any sequencing system as well as the development and future commercialization of the GeneReaderTM benchtop NGS sequencer workflow. The market for next-generation sequencing instruments is very competitive, and the speed and level of adoption of our universal solutions and the GeneReaderTM workflow will affect sales.

Global economic conditions could adversely affect our business, results of operations and financial condition.

Our results of operations could be materially affected by adverse general conditions in the global economy and financial markets. In times of economic hardship or high unemployment, patients may decide to forgo or delay routine tests, in particular our HPV test used to screen women for risk of cervical cancer. Changes in the availability or reimbursement of our diagnostic testing products by insurance providers and healthcare maintenance organizations could also have a significant adverse impact on our results of operations.

Access to financing in the global financial markets has also been adversely affected for many businesses during the recent challenging economic times and public debt crisis. The uncertainty surrounding the resolution of the economic and sovereign debt crisis in Europe continues to have a negative impact on financial markets and economic conditions more generally. Our customers may face internal financing pressures that adversely impact spending decisions, the ability to purchase our products or that lead to a delay in collection of receivables and thus negatively impact our cash flow. A severe or prolonged economic downturn could result in a variety of risks to our business that would adversely impact our results of operations, including the reduction or delay in planned improvements to healthcare systems in various countries, the reduction of funding for life sciences research, and intensified efforts by governments and healthcare payors regarding cost-containment.

Our results of operations could also be negatively impacted by any decisions by the U.S. Congress to implement automatic government spending cuts (sequestration) that may take effect (as they did in 2013). These conditions may add uncertainty to the timing and budget for investment decisions by our customers, particularly, researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH) and similar bodies.

As is the case for many businesses, we also face the following risks in regard to financial markets:

•

severely limited access to financing over an extended period of time, which may limit our ability to fund our growth strategy and could result in delays to capital expenditures, acquisitions or research and development projects;

•

failures of currently solvent financial institutions, which may cause losses from our short-term cash investments or our hedging transactions due to a counterparty’s inability to fulfill its payment obligations;

•	inability to refinance existing debt at competitive rates, reasonable terms or sufficient amounts; and

•	increased volatility or adverse movements in foreign currency exchange rates.

69

We may encounter delays in receipt, or limits in the amount, of reimbursement approvals and public health funding, which will impact our ability to grow revenues in the healthcare market or may negatively impact our profitability.

Third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests that involve new technologies or provide novel diagnostic information. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on diagnostic product suppliers to reduce their prices. Since each third-party payor often makes reimbursement decisions on an individual patient basis, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical data supporting the clinical benefits of each of our products. As a result, there can be no assurance that reimbursement approvals will be obtained. This process can delay the broad market introduction of new products, and could have a negative effect on our results of operations. As a result, third-party reimbursement may not be consistent or financially adequate to cover the cost of our products. Further, the ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. For example, in 2010 the United States enacted major healthcare reform legislation known as the Patient Protection and Affordable Care Act (ACA) which is expected to impact the scope and nature of Medicare reimbursement methods. As a result, the biotechnology, diagnostics and pharmaceutical industries are exposed to the potential risk of price controls by these entities.

Our concentration of a significant portion of revenues in products related to HPV testing increases our dependence on their success, our reliance on relationships with a relatively small number of customers particularly in the United States, and our reliance on a diversification strategy to increase sales in other product areas.

Contributions in 2013 from sales in the United States of our HPV test products represented approximately 10 % of our total net sales. HPV testing applies a newer molecular-based approach that is different from the cytology-based approach (reviewing cells under a microscope) of the Pap test. Significant resources are required to educate physicians and laboratories about the patient benefits that can result from using HPV test products in addition to the Pap test, and to assist laboratory customers in learning how to use our HPV test products. The addition of our HPV test products to the Pap test for primary screening in the United States may be seen by some customers as adding unnecessary expense to traditional cervical cancer screening. As a result, our ability to grow revenues from HPV testing in the U.S. and around the world depends on providing information on the proven benefits of using our molecular technologies to identify women at risk for cervical cancer.

While the ultimate decision to order this test is made by physicians in consultation with their patients, in the U.S. the test analysis is generally performed by reference laboratories, who in turn are the customers of QIAGEN in terms of ordering tests and related equipment. At present, a limited number of reference laboratories in the U.S. account for the majority of HPV test sales. Should any of these reference laboratories make changes to their supplier arrangements, as we saw in 2013 with the consolidation of purchases of women’s health diagnostics with a competitor supplier, our results of operations could be negatively impacted.

In times of economic hardship or high unemployment, patients may decide to forgo or delay routine tests. Further, the cost of HPV testing in the U.S. is reimbursed to reference laboratories by insurance providers and health maintenance organizations. If these insurance plans decide to limit the availability of payments for our test to their members, or if pricing is negatively impacted as we experienced in 2013 following a move towards multi-year customer agreements in light of new competitor pricing actions, it could have an adverse impact on our results of operations.

70

MANAGEMENT REPORT Opportunities and Risks

Reduction in research and development budgets and government funding may result in reduced sales.

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Fluctuations in the research and development budgets of these organizations could have a significant adverse effect on demand for our products. Research and development budgets are affected by changes in available resources, the mergers of pharmaceutical and biotechnology companies, changes in spending priorities and institutional budgetary policies. Our results of operations could be adversely affected by any significant decrease in expenditures for life sciences research and development by pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. In addition, short-term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments that can have an adverse impact on our results of operations.

In recent years, the pharmaceutical and biotechnology industries have undergone substantial restructuring and consolidation. Additional mergers or consolidation within the pharmaceutical and biotechnology industries could cause us to lose existing customers and potential future customers, which could have a material adverse impact on our results of operations.

Approximately 25 % of our sales are generated from demand for our products used in the Academia customer class by researchers at universities, government laboratories and private foundations, and whose funding is dependent upon grants from government agencies, such as the NIH. Although the level of research funding has been increasing in recent years, we cannot assure you that this trend will continue given federal and state budget constraints. Government funding of research and development is subject to the political process, which is inherently unpredictable. Future sales may be adversely affected if our customers delay purchases as a result of uncertainties regarding the approval of government or industrial budget proposals, including the 2013 sequestration. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and government agencies in other countries that fund life sciences research and development activities.

The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate sales.

We and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework, particularly for product approvals. Genetic research activities and products commonly referred to as “genetically engineered” (such as certain food and therapeutic products) are subject to extensive governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products such as the European Union, the U.S. and Japan. In recent years, several highly publicized scientific events (most notably in genomic research and “cloning”) have prompted intense public debates on the ethical, philosophical and religious implications of an unlimited expansion in genetic research and the use of products emerging from this research. As a result of this debate, some key countries may increase existing regulatory barriers, which could adversely affect demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.

Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved products or to seek approvals for new products in other countries around the world. Sales of certain products now in development may be dependent upon us successfully conducting pre-clinical studies, clinical trials and other tasks required to gain regulatory approvals. These trials could be subject to extensive regulation by governmental authorities in the U.S., particularly the FDA, and regulatory agencies in other countries. These trials involve substantial uncertainties and could impact customer demand for our products.

71

In addition, certain products, especially those intended for use in in vitro diagnostics applications, require regulatory approvals in various countries. For example, since the European Union Directive 98 / 79 / EC on in vitro diagnostic medical devices (EU-IvD-D) went into effect in 2003, all products and kits used for in vitro diagnostic applications must be compliant with this directive. In addition to high-risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products, which are used in diagnostic workflows, are affected by this regulatory framework. The major goals of this directive are to standardize diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patient safety. If we fail to obtain any required clearance or approvals, it could significantly damage our business in these markets.

Several of our key products and programs are medical devices subject to extensive regulation by the FDA under the U.S. Food, Drug and Cosmetic Act. We plan to apply for FDA clearance or approval of additional products in the future as medical devices. Regulatory agencies in other countries also have medical device approval regulations that are becoming more extensive. These regulations govern most commercial activities associated with medical devices, including indications for the use of these products as well as other aspects that include product development, testing, manufacturing, labeling, storage, record-keeping, advertising and promotion. Compliance with these regulations is expensive and time-consuming.

Each medical device that we wish to distribute commercially in the U.S. will likely require us to seek either 510(k) clearance or approval of a premarket approval application (PMA) from the FDA prior to marketing the device for in vitro diagnostic use. Clinical trials related to our regulatory submissions take years to complete and represent a significant expense. The 510(k) clearance pathway usually takes from three to 12 months, but can take longer. The PMA pathway is more costly, lengthy and uncertain, and can take from one to three years, or longer. For example, it took more than four years to receive premarket approval from the FDA for our HPV test product for use as a test for the presence of HPV in women with equivocal Pap test results and premarket approval for the use of our HPV test as a primary adjunctive cervical cancer screening test to be performed in combination with the Pap test for women aged 30 and older. The uncertain time period required for regulatory review increases our costs to develop new products and increases the risk that we will not succeed in introducing or selling new products in the U.S.

Our cleared or approved devices, including our diagnostic tests and related equipment, are subject to numerous post-approval requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA determines that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from warning letters to more severe sanctions such as fines, injunctions and civil penalties, recalls or seizures of our products, operating restrictions, partial suspension or total shutdown of production, denial of our requests for 510(k) clearance or premarket approval of product candidates, withdrawal of 510(k) clearance or premarket approval already granted and criminal prosecution. Any enforcement action by the FDA may affect our ability to commercially distribute these products in the U.S.

Some of our products are sold for research purposes in the U.S. We do not promote these products for clinical diagnostic use, and they are labeled “For Research Use Only” (RUO) or “for molecular biology applications.” If the FDA were to disagree with our designation of a product, we could be forced to stop selling the product until appropriate regulatory clearance or approval has been obtained. Further, some of our products are used in “Laboratory-Developed Tests” (LDTs), where laboratories use our materials for assays manufactured, validated and performed in-house. We do not promote these products for clinical diagnostic use.

Further, the FDA has publicly announced its intention to begin regulating lab-developed tests in a phased-in approach, but details of proposed regulations have not yet emerged. LDTs represent the majority of molecular tests currently in use in terms of volume, and our automation systems – particularly the QIAsymphony platform – are designed to accommodate

72

MANAGEMENT REPORT Opportunities and Risks

the automation and validation of these tests. On the other hand, laboratories creating LDTs may use some of our materials in their tests. We do not promote these products for clinical diagnostic use, but if the FDA were to stop the use of LDTs or significantly limit their area of application, sales of some of our products in the U.S. could be adversely affected. The flexibility to handle LDTs is an advantage for our instruments, particularly the QIAsymphony automation system. On the consumables side, however, LDTs can at times create competition to our own commercially approved tests. We are pursuing a strategy of developing new content for our platforms partly by seeking regulatory approvals for new assays that incorporates approvals for these tests to run on QIAGEN instruments. We believe standardized tests that pass regulatory scrutiny and are clinically validated are highly attractive to reference laboratories and healthcare providers in our Molecular Diagnostics customer class, and also to customers in Pharma and Academia who rely on molecular assays to research and develop new products. At this point the ultimate impact of potential new FDA policies on LDTs is uncertain.

We rely on collaborative commercial relationships to develop some of our products.

Our long-term business strategy involves entering into strategic alliances as well as marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. We may be unable to continue to negotiate these collaborative arrangements on acceptable terms, and these relationships also may not be scientifically or commercially successful. In addition, we may be unable to maintain these relationships, and our collaborative partners may pursue or develop competing products or technologies, either on their own or in collaboration with others.

For example, our Personalized Healthcare business includes projects with pharmaceutical and biotechnology companies to co-develop companion diagnostics paired with drugs that those companies either market currently or are developing for future use. The success of these co-development programs, including regulatory approvals for the companion diagnostics, depends upon the continued commitment of our partners to the development of those drugs, the outcome of clinical trials for the drugs and diagnostics, and regulatory approvals of the paired diagnostic tests and drugs. In addition, the future level of sales for companion diagnostics that we bring to market depends to a high degree on the commercial success of the related medicines for which the tests have been designed to be used for determining their use in patients.

Some of our customers are requiring us to change our sales arrangements to lower their costs, and this may limit our pricing  flexibility and harm our business.

Some of our customers have developed purchasing initiatives to reduce the number of vendors from which they purchase products to lower their supply costs. In some cases, these customers have established agreements with large distributors, which include discounts and direct involvement in the distributor’s purchasing process. These activities may force us to supply large distributors with our products at discounts in order to continue providing products to some customers. For similar reasons, many larger customers, including the U.S. government, have requested, and may request in the future, special pricing arrangements, which can include blanket purchase agreements. These agreements may limit our pricing flexibility, which could harm our business and affect our results of operations. For a limited number of customers, and at the customer’s request, we have conducted sales transactions through third-party online intermediaries to whom we are required to pay commissions.

Our global operations may be affected by actions of governments, global or regional economic developments, weather or transportation delays, natural disasters or other force majeure events (collectively, unforeseen events) which may negatively impact our suppliers, our customers or us.

Our business involves operations around the world. Our consumable manufacturing facilities are located in Germany, China, France, the United Kingdom and the U.S. We have established sales subsidiaries in numerous countries and our products are sold through independent distributors serving more than 40 additional countries. Our facilities may be harmed by unforeseen events, and in the event we or our

73

customers are affected by a disaster, we may experience delays or reductions in sales or production, or increased costs, or may be required to identify alternate suppliers or rely on third-party manufacturers.

To the extent that our suppliers are impacted by a natural disaster or other disruption, we may experience periods of reduced production. Any unexpected interruptions in our production capabilities may lead to delayed or lost sales and may adversely affect our results of operations for the affected period.

In addition, to the extent we temporarily shut down any facility following such an unforeseen event, we may experience disruptions in our ability to ship products to customers or otherwise operate our business as a result of the unforeseen event. While our global operations give us the ability to ship product from alternative sites, we may not be able to do so because our customers’ facilities are shutdown or the local logistics infrastructure is not functioning, and our sales will suffer.

Damage to our property due to unforeseen events and the disruption of our business from casualties may be covered by insurance, but this insurance may not be sufficient to cover all of our potential losses and such insurance may not continue to be available to us on acceptable terms, or at all. In addition, we may incur incremental costs following an unforeseen event which will reduce profits and adversely affect our results of operations.

We depend on suppliers for materials used to manufacture our products, and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products.

We buy materials to create our products from a number of suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors are delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities or qualities in order to produce certain products, and this could have an adverse impact on our results of operations.

We heavily rely on air cargo carriers and other overnight logistics services, and shipping delays or interruptions could harm our business.

Our customers in the scientific research markets typically only keep a modest inventory of our products on hand, and consequently require overnight delivery of purchases. As a result, we heavily rely on air cargo carriers and logistic suppliers. If overnight services are suspended or delayed, and other delivery carriers and logistic suppliers cannot provide satisfactory services, customers may suspend a significant amount of their work.

Our success depends on the continued employment of qualified personnel, any of whom we may lose at any time.

Although we have not experienced any difficulties attracting or retaining management and scientific staff, our ability to recruit and retain qualified, skilled employees will continue to be critical to our success. Given the intense competition for experienced scientists and managers among pharmaceutical and biotechnology companies as well as academic and other research institutions, there can be no assurance that we will be able to attract and retain employees critical to our success on acceptable terms. Initiatives to expand QIAGEN will also require additional employees, including management with expertise in areas such as manufacturing and marketing, and the development of existing managers to lead a growing organization.

Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial  percentage of our sales may be recorded in the final weeks or days of the quarter.

The markets we serve are typically characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each quarter, in particular because it is during this period that they receive new information

74

MANAGEMENT REPORT Opportunities and Risks

on both their budgets and requirements. As a result, even late in each quarter, we cannot predict with certainty whether our sales forecasts for the quarter will be achieved.

Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if customer purchasing trends during a quarter vary from historical patterns as may occur with changes in market conditions, our quarterly financial results could deviate significantly from our projections. As a result, our sales forecasts for any given quarter may prove not to have been accurate. We also may not have sufficient, timely information to confirm or revise our sales projections for a specific quarter.

Changes in tax laws or their application could adversely affect our results of operations.

Changes in tax laws or their application with respect to matters such as changes in tax rates, transfer pricing and income allocation, utilization of tax loss carry forwards, intercompany dividends, controlled corporations, and limitations on tax relief allowed on the interest on intercompany debt, and changes to tax credit mechanisms, could increase our effective tax rate and adversely affect our results of operations. Additionally, changes in other laws, such as the U.S. healthcare reform legislation that was signed into law in the U.S. in 2010, may subject us to additional excise taxes.

We have a significant amount of debt that may adversely affect our financial condition.

We have a significant amount of debt and debt service obligations. A high level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to repay or refinance our debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs. The level of our indebtedness could, among other things:

•	make it difficult for us to make required payments on our debt;

•	make it difficult for us to obtain any financing in the future necessary for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	make us more vulnerable in the event of a downturn in our business.

An impairment of goodwill and intangible assets could reduce our earnings.

At December 31, 2013, our consolidated balance sheet reflected approximately $ 1.9 billion of goodwill and approximately $790.4 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles (U.S. GAAP) requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment review often cannot be done at the level of the individual asset and it must instead be applied to a group of assets. For the purpose of our annual goodwill impairment testing based on the current circumstances of how we manage our business, this group of assets is the Company as a whole.

Exchange rate fluctuations may adversely affect our business and operating results.

Because we currently market our products throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value, relative to the U.S. dollar, of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. We economically

75

hedge a portion of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of future exchange rate fluctuations.

Doing business internationally creates certain risks.

Our business involves operations in several countries outside of the U.S. Our consumable manufacturing facilities are located in Germany, China, France, the United Kingdom and the U.S. We source raw materials and subcomponents to manufacture our products from different countries. We have established sales subsidiaries in numerous countries including the U.S., Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, the Netherlands, Sweden, Italy, Hong Kong, Singapore, Turkey, South Korea, Taiwan, Malaysia, China, Spain, Brazil, Mexico and India. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. If we fail to coordinate and manage these activities effectively, our business and results of operations will be adversely affected.

Our operations are subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, longer accounts receivable payment cycles in certain countries, overlap of different tax structures, unexpected changes in regulatory requirements, and compliance with a variety of foreign laws and regulations. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates, as may occur as a result of rising energy costs.

We have made investments in and are expanding our business into emerging markets, which exposes us to risks.

Our top seven emerging markets are Brazil, Russia, India, China, South Korea, Mexico and Turkey, which together accounted for approximately 14 % of total sales in 2013, and we expect to continue to focus on expanding our business in these or other fast-growing markets. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks that include those arising out of the economy, political outlook and language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency.

We depend on patents and proprietary rights that may fail to protect our business.

Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2013, we owned 233 issued patents in the United States, 156 issued patents in Germany and 889 issued patents in other major industrialized countries. In addition, at December 31, 2013, we had 996 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance

76

MANAGEMENT REPORT Opportunities and Risks

can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.

A significant portion of HPV-related intellectual property is in the public domain, while additional HPV-related intellectual property is subject to our patents some of which will begin to expire in the next few years or are licensed to us on a non-exclusive basis. As a result, other companies have developed or may develop HPV detection tests.

Certain of our products incorporate patents and technologies that are licensed from third parties and for certain products, these in-licensed patents together with other patents provide us with a competitive advantage. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive or, in some cases, termination of the license, and as a result, we may lose some competitive advantage and experience a loss of revenue.

We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. Neither can there be any assurance that our trade secrets will not otherwise become known or be independently developed by competitors.

We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of these collaborations.

We are subject to risks associated with patent litigation.

The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights. We are aware that patents have been applied for and / or issued to third parties claiming technologies for the sample and assay technologies that are closely related to those we use. From time to time, we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and / or determine the scope and validity of our proprietary rights or those of third parties. Litigation could involve substantial cost, and there can be no assurance that we would prevail in any proceedings.

Our business exposes us to potential product liability.

The marketing and sale of our products and services for certain applications entail a potential risk of product liability. Although we are not currently subject to any material product liability claims, product liability claims may be brought against us in the future. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We carry product liability insurance coverage, which is limited in scope and amount. There can be no assurance that we will be able to maintain this insurance at a reasonable cost and on reasonable terms, or that this insurance will be adequate to protect us against any or all potential claims or losses.

77

We are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. The risk of accidental contamination or injury from these materials cannot be completely eliminated.

Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.

Our Articles of Association (Articles) provide that our shareholders may only suspend or dismiss our Managing Directors and Supervisory Directors against their wishes with a vote of two-thirds of the votes cast if such votes represent more than 50 % of our issued share capital. If the proposal was made by the joint meeting of the Supervisory Board and the Managing Board, a simple majority is sufficient. The Articles also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast if such votes represent more than 50 % of our issued share capital.

Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares through the issuance of Preference Shares. Pursuant to our Articles and the resolution adopted by our General Meeting of Shareholders, our Supervisory Board is entitled to issue Preference Shares in case of an intended takeover of our company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20 % or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended takeover and authorizes the issuance of Preference Shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and / or Supervisory Board and agree on a higher bid price for our Shares.

In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN, or the Foundation (Stichting), subject to the conditions described in the paragraph above, which allows the Foundation to acquire Preference Shares from us. The option enables the Foundation to acquire such number of Preference Shares as equals the number of our outstanding Common Shares at the time of the relevant exercise of the option, less one Preference Share. When exercising the option and exercising its voting rights on these Preference Shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that a public offer must be announced by a third party before it can issue (preference or other) protective shares that would enable the Foundation to exercise rights to 30 % or more of the voting rights without an obligation to make a mandatory offer for all shares held by the remaining shareholders. In addition, the holding period for these shares by the Foundation is restricted to two years, and this protective stake must fall below the 30 % voting rights threshold before the two-year period ends.

Our operations have inherent IT risks.

Business and production processes are increasingly dependent on information technology systems. Major disruptions or failure of global or regional business systems may result in the loss of data and/or impairment of business and production processes. QIAGEN has established a global IT organization with rules and regulations that define the relevant roles and responsibilities, and also works with external partners that provide certain operative IT functions. Technical precautions have been established together with our IT service providers to address this risk.

78

MANAGEMENT REPORT Opportunities and Risks | Performance Review

Performance Review

Note Regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain statements included in this Annual Report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. As a result, our future success involves a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

Results of Operations

Overview

We are the world’s leading provider of innovative Sample & Assay Technologies, based on independent market studies of United States and European market shares for our products and technologies. Our automated systems and consumable products empower customers to transform raw biological samples into valuable molecular insights. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to amplify, enrich and provide results for analysis of biomolecules, such as the DNA of a virus or a mutation of a gene.

We sell our products, sample and assay kits known as consumables and automated instrumentation systems using those technologies, to four major customer classes:

•	Molecular Diagnostics – healthcare providers supporting many aspects of patient care including prevention, profiling of diseases, personalized healthcare and point of need testing

•	Applied Testing – government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing

•	Pharma – drug discovery and development efforts of pharmaceutical and biotechnology companies

•	Academia – researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications

We market products in more than 100 countries throughout the world. We have established subsidiaries in markets we

79

believe have the greatest sales potential, including countries throughout Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of December 31, 2013, we employed more than 4,000 people in more than 35 locations worldwide.

Recent Acquisitions

We have made a number of strategic acquisitions since 2011, expanding our technology and product offerings as well as extending our geographic presence. These transactions include:

•

In August 2013, we acquired CLC bio, a global leader in bioinformatics software with a focus on next-generation sequencing (NGS). This acquisition creates a complete workflow from biological sample to valuable molecular insights. CLC bio, a privately-held company based in Aarhus, Denmark, was founded in 2005 and has created the leading commercial data analysis solutions and workbenches for NGS. The addition of this portfolio follows our recent acquisition of Ingenuity Systems, Inc., the market leader in solutions for handling biological data through the interpretation and reporting stages. CLC bio’s leading products are CLC Genomics Workbench, a comprehensive and user-friendly analysis package for analyzing, comparing and visualizing NGS data; and CLC Genomics Server, a flexible enterprise-level infrastructure and analysis backbone for NGS data analysis.

•

In April 2013, we acquired Ingenuity Systems, Inc., the leading provider of software solutions that efficiently and accurately analyze and interpret the biological meaning of genomic data. Ingenuity, a privately-held U.S. company based in California’s Silicon Valley, created a market leading, expertly curated knowledge system of biomedical information and analysis solutions for the exploration, interpretation and analysis of complex biological systems. New technologies such as next-generation sequencing (NGS) are now generating more data in a single year than was created in all prior history, making the analysis and interpretation of this extensive and very complex biological data a critical success factor.

•

In June 2012, we unveiled an initiative to enter targeted areas of the NGS market, including our acquisition during 2012 of Intelligent Bio-Systems, Inc., which added important expertise, intellectual property rights and innovative technologies in this rapidly growing area. Our NGS initiative aims to expand the use of these technologies from the current focus on life science research into routine use in translational research and clinical diagnostics.

•

In May 2012, we acquired AmniSure International LLC, including the AmniSure® assay for determining whether a pregnant woman is suffering rupture of fetal membranes (ROM), a widespread cause of premature delivery and neonatal complications. This product, which is approved in the U.S. and many other markets, is a key addition to our Point of Need portfolio.

•

In August 2011, we acquired Cellestis Ltd., an Australian company that created the proprietary “pre-molecular” QuantiFERON® technology. The early-warning QuantiFERON®-TB Gold test, which detects latent tuberculosis (TB) infection as a strategy for the prevention of active TB disease in vulnerable populations, has become an important growth driver as we continue to expand the market.

•

In July 2011, we purchased a majority of the shares of Ipsogen S.A., a publicly listed French company that is a global leader in molecular profiling and personalized healthcare diagnostics for a broad range of blood cancers. Through a public tender offer for the remaining shares, we had acquired 89 % of the shares of Ipsogen by year-end 2013. We intend to fully acquire Ipsogen through future public offers. Effective January 1, 2013, Ipsogen was renamed QIAGEN Marseille and its sales and distribution networks were integrated with our commercial operations.

Our financial results include the contributions of our recent acquisitions from the date of acquisition, as well as costs related to the acquisitions and integrations of the acquired companies, such as the relocation and closure of certain facilities.

80

MANAGEMENT REPORT Performance Review

We determined that we operate as one business segment in accordance with ASC Topic 280, Segment Reporting. Our chief operating decision maker (CODM) makes decisions on business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. With revenues derived from our entire product and service offerings, it is not practicable to provide a detail of revenues for each group of similar products and services or for each customer group, as full discrete financial information is not available. Considering the acquisitions made during 2013, we determined that we still operate as one business segment. However, we do provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes.

Year Ended December 31, 2013, Compared to 2012

Net Sales

In 2013, net sales increased 4 % to $ 1.30 billion compared to $ 1.25 billion in 2012, driven by growth in all regions and led by the Molecular Diagnostics (+7%) and Applied Testing (+6%) customer classes. Higher sales of consumables and other revenues (+5%) more than offset lower instrument sales (-4%). Total net sales growth was split about evenly between the existing product portfolio and the acquisitions of Ingenuity (acquired April 29, 2013), CLC bio (acquired August 22, 2013) and AmniSure International LLC (acquired May 3, 2012). Currency movements had little impact on total reported sales growth.

In 2013, consumable and related revenues (approximately 88 % of net sales) rose 5 % compared to 2012. Sales from the Ingenuity and CLC bio portfolios (acquired in 2013 and recorded in this product category) contributed to the performance in all customer classes. Sales of instruments (approximately 12 % of net sales) declined 4 % in 2013 compared to 2012 and reflect the impact of the focus on reaching multi-year reagent rental placements of the QIAsymphony automation platform.

Net sales in the Americas (+5%, 48 % of net sales) advanced on higher contributions from Mexico, Brazil and the U.S. The Asia- Pacific / Japan region (+0%, 19 % of net sales) advanced on sales gains in China and India, but these were offset by unfavorable currency movements. The Europe / Middle East / Africa region (+4%, 32 % of net sales) rose on improving performance in particular in Turkey, the United Kingdom and the Nordic countries. The top seven emerging markets (China, Brazil, Turkey, Korea, India, Russia and Mexico) delivered 24 % growth in 2013 and represented 14 % of sales, with gains in many key markets more than offsetting weaker results in Korea.

Molecular Diagnostics, which represents approximately 50 % of net sales, benefited in 2013 from important growth drivers, as high single-digit gains in consumables more than offset lower instrument sales. In Prevention, the QuantiFERON-TB test for detection of latent tuberculosis (TB) grew more than 25 % and represented approximately 6 % of total net sales. Global results for HPV testing products (-4%, 16 % of net sales) were mixed, as sales in the U.S. declined approximately 14 % and in line with our expectations, while sales in the rest of the world advanced at a double-digit rate. In Profiling, the growing installed base of QIAsymphony platforms led to double-digit growth in consumables. Personalized Healthcare sales of companion diagnostic assays were higher despite challenging developments in the U.S. reimbursement landscape. We also entered into several new co-development projects during 2013, but revenues were significantly lower compared to 2012, due mainly to the timing of milestone payments. In Point of Need, the AmniSure portfolio maintained a double-digit growth pace.

Applied Testing, which represents approximately 8 % of net sales, achieved 6 % growth in 2013 compared to 2012, with this customer class returning to growth during the second half of the year. Solid gains in consumables more than offset lower instrument sales compared to the very strong performance in 2012, which included significant revenue contributions from the launch of the full QIAsymphony automation platform to these customers.

81

Pharma, which represents approximately 19 % of net sales, rose 2 % in 2013 compared to 2012 on growth of instruments and consumables in all geographic regions. The improved performance was underpinned by the first-time contributions of the Ingenuity and CLC bio acquisitions completed during 2013. Industry restructuring activities weighed on growth opportunities, particularly in Europe.

Academia, which represents approximately 23 % of net sales, experienced a 2 % decline in 2013 compared to 2012, reflecting the adverse impact in 2013 of increasingly challenging government funding trends, particularly in the U.S. with the implementation of sequestration budget cuts and austerity measures in certain European countries. Instrument sales declined at a mid-single-digit pace, while modest growth in consumables was driven by the first-time contributions of Ingenuity and CLC bio. Government funding trends are expected to improve during the course of 2014, particularly in the U.S. based on budget agreements reached in Congress, but funding is largely expected to remain below levels seen in previous years.

Gross Profit

Gross profit was $ 815.5 million, or 63 % of net sales, in 2013, compared to $ 824.0 million, or 66 % of net sales, in 2012. Consumable products (including sample and assay kits as well as bioinformatics solutions) have a higher gross margin than our instruments and service arrangements. Fluctuations in the sales levels of these products and services will have an impact on the gross margin between periods. Additionally in 2013, in connection with our restructuring efforts, a charge of $ 40.6 million was recorded in cost of sales, which consisted primarily of $ 25.2 million involved impairments primarily due to the discontinuation of development programs, $ 6.5 million for contract termination costs, $ 5.1 million for the write-off of inventory, and $ 3.5 million for personnel costs.

Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales decreased slightly to $ 77.9 million in 2013 from $ 78.5 million in 2012. Acquisition-related intangible amortization would increase in the future should we make further acquisitions.

During 2012, a total of $ 3.1 million was expensed as acquisition and restructuring-related cost of sales. These included costs related to the relocation of production facilities as well as the write-up of acquired inventory to fair market value as a result of business combinations. In accordance with purchase accounting rules, acquired inventory was written up to fair market value and subsequently expensed as the inventory was sold. Additionally, we recorded reversals of $ 6.7 million related to changes in the fair value of contingent consideration and $ 4.6 million related to acquired contingent liabilities.

Research and Development

Research and development expenses increased by 19 % to $ 146.1 million (11 % of net sales) in 2013, compared to $ 122.5 million (10 % of net sales) in 2012. Research and development expense was also negatively affected by $ 2.1 million of currency exchange impact in 2013. The increase in research and development expense in 2013 primarily reflects the May 2013 acquisition of Ingenuity. Our business combinations, along with the acquisition of new technologies, may continue to increase our research and development costs. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development efforts. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Premarket Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.

Sales and Marketing

Sales and marketing expenses increased 8 % to $ 371.5 million (29 % of net sales) in 2013 from $ 343.5 million (27 % of net sales) in 2012. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, medical device excise tax and other promotional expenses. The increase

82

MANAGEMENT REPORT Performance Review

in sales and marketing expenses primarily reflects the acquisitions in 2013 and the first year of medical-device excise tax. The increase was partially offset by $ 1.1 million of favorable currency exchange impact in 2013. On January 1, 2013, the United States began imposing a 2.3 % excise tax on the sale, including leases, of any “taxable medical device,” that is any FDA-regulated device intended for human use, under the U.S. healthcare reform laws enacted in 2010. The excise tax is included in sales and marketing expense. We anticipate that sales and marketing costs will continue to increase along with new product introductions and growth in sales of our products.

General and Administrative, Restructuring, Integration and Other

General and administrative, business integration, restructuring and related costs increased by 31 % to $ 199.1 million (15 % of net sales) in 2013 from $ 152.1 million (12 % of net sales) in 2012. The net increase includes $ 78.1 million in restructuring costs in 2013 related to internal restructuring of subsidiaries, including severance and retention costs, plus increased costs in connection with our acquisitions, partially offset by operational efficiencies. This includes fixed and intangible asset impairment charges of $ 11.8 million primarily due to the discontinuation of development programs. The restructuring costs primarily relate to a project we began in late 2011 to enhance productivity by streamlining the organization and reallocating resources to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project eliminated organizational layers and overlapping structures, actions that will enhance our processes, speed and productivity. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. Additionally, general and administrative, integration and related costs increased by $ 2.5 million due to currency impact in 2013, compared to the same period of 2012. During 2013, we incurred acquisition transaction costs of approximately $ 2.0 million, primarily in connection with the acquisitions of Ingenuity and CLC bio. As we further integrate the acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional business integration and restructuring costs in 2014. Over time, we believe the integration and restructuring activities will reduce expenses as we improve efficiency in operations.

Acquisition-Related Intangible Amortization

Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks and customer base acquired in a business combination is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within cost of sales, research and development, or sales and marketing line items based on the use of the asset.

During 2013, amortization expense on acquisition-related intangibles within operating expense decreased to $ 35.5 million, compared to $ 36.1 million in 2012. We expect acquisition-related intangible amortization will increase as a result of our future acquisitions.

Other Income (Expense)

Other expense was $ 26.0 million in 2013, compared to $ 24.7 million in 2012. Total other expense is primarily the result of interest expense partially offset by interest income and gains on foreign currency transactions.

For the year ended December 31, 2013, interest income decreased to $ 2.3 million from $ 2.4 million in 2012. Interest income primarily reflects the changes in our cash and short-term investments and the changing interest rates thereon.

Interest expense increased to $ 30.9 million in 2013, compared to $ 23.5 million in 2012. Interest costs primarily relate to debt, discussed in Note 15 in the accompanying notes to the consolidated financial statements. Interest expense increased primarily as a result of the $ 400.0 million of new senior unsecured notes issued in October 2012.

For the year ended December 31, 2013, foreign currency gains of $ 5.6 million were realized compared to a loss of $ 7.2 million in 2012.

83

Provision for Income Taxes

In 2013 and 2012, our effective tax rates were (85) % and 11%, respectively. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to more than 40%. Fluctuations in the distribution of pre-tax (loss) income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our negative rates in 2013 are primarily the result of restructuring charges and impairments which are attributable to higher taxed jurisdictions.

Foreign Currencies

QIAGEN N.V.’s reporting currency is the U.S. dollar, and most of our subsidiaries’ functional currencies are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net (loss) gain on foreign currency transactions in 2013, 2012 and 2011 was $ 5.6 million, $ (7.2) million, and $ 12.4 million, respectively, and is included in other income (expense), net.

Derivatives and Hedging. In the ordinary course of business, we use derivative instruments, including swaps, forwards and / or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and / or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. To determine our own credit risk, we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantify our credit risk by reference to publicly-traded debt with a corresponding rating.

Foreign Currency Derivatives. As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency denominated receivables, payables, debt and other balance sheet positions, including intercompany items. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward and option contracts as well as cross-currency swaps.

Further details of our derivative and hedging activities can be found in Note 13 to the accompanying consolidated financial statements.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt, and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities including capital expenditure requirements and acquisitions. As of December 31, 2013 and 2012, we had cash and cash equivalents of $ 330.3 million and $ 394.0 million, respectively. We also had short-term investments of $ 49.9 million at December 31, 2013. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2013, cash and cash equivalents had decreased by $ 63.7 million from December 31, 2012, primarily as a result of cash used in investing activities of $ 251.7 million and financing activities of $ 68.8 million partially offset by cash provided by operating activities of $ 259.0 million. As of December 31, 2013 and 2012, we had working capital of $ 583.9 million and $ 725.8 million, respectively.

84

MANAGEMENT REPORT Performance Review

Operating Activities. For the years ended December 31, 2013 and 2012, we generated net cash from operating activities of $ 259.0 million and $ 244.9 million, respectively. While net income was $ 69.1 million in 2013 non-cash components in income included $ 199.4 million of depreciation and amortization and $ 42.8 million of impairments primarily due to the discontinuation of development programs. Operating cash flows include a net increase in working capital of $ 5.7 million, primarily due to increased accrued liabilities, including those related to restructuring activities and income tax amounts. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities. Approximately $ 251.7 million of cash was used in investing activities during 2013, compared to $ 300.9 million during 2012. Investing activities during 2013 consisted principally of $ 20.3 million invested in short-term investments, $ 84.5 million in cash paid for purchases of property and equipment, primarily in our ongoing construction projects in the U.S., as well as $ 34.2 million paid for intangible assets. Cash paid for acquisitions, net of cash acquired, of $ 170.5 million was used primarily in the acquisition of Ingenuity as discussed in Note 5. As of December 31, 2013, we also had made investments of $ 4.3 million in privately held companies. These investing activities were partially offset by $ 63.1 million from the sale of short-term investments.

In 2009 and 2010, we started the expansion of our Hilden, Germany, and Germantown, Maryland, USA, facilities, respectively. Both projects were completed at a total cost of $ 97.2 million as of December 31, 2013. There are two additional small expansion projects in Maryland that will be started in 2014 and are estimated to be completed in 2015. We anticipate being able to fund these expansions with cash generated by operating activities.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $ 120.3 million based on the achievement of certain revenue and operating results milestones as follows: $ 65.7 million in 2014, $ 16.5 million in 2015, $ 17.8 million in 2016, $ 7.0 million in 2017, and $ 13.3 million payable in any 12-month period from now until 2016 based on the accomplishment of certain revenue targets. Of the $ 120.3 million total contingent obligation, approximately $ 6.1 million is accrued as of December 31, 2013.

Financing Activities. Financing activities used $ 68.8 million in cash for the year ended December 31, 2013 compared to $ 226.6 million provided in 2012. Cash used during 2013 was primarily for the purchase of treasury shares of $ 86.0 million partially offset by $ 25.3 million for the issuance of common shares in connection with our stock plan.

In December 2011, we entered into a € 400.0 million syndicated multi-currency revolving credit facility expiring December 2016 of which no amounts were utilized at December 31, 2013. We have additional credit lines totaling € 36.6 million with no expiration date, none of which was utilized as of December 31, 2013. We also have capital lease obligations, including interest, in the aggregate amount of $ 18.3 million, and carry $ 845.5 million of long-term debt, of which $ 0.2 million is current as of December 31, 2013.

We have notes payable, which are the long-term borrowings of the proceeds from the issuances of $ 150.0 million senior unsubordinated convertible notes, with a 1.5 % coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $ 300.0 million 3.25 % senior convertible notes (2006 Notes) due in 2026 through QIAGEN Euro Finance. QIAGEN Finance and Euro Finance are unconsolidated subsidiaries, which were established for this purpose. The 2004 Notes are convertible into our common shares at a conversion price of $ 12.6449, subject to adjustment, and the 2006 Notes are convertible into our common shares at a conversion price of $ 20.00, subject to adjustment. In connection with conversion of $ 5.0 million of the 2004 Notes, we repaid $ 5.0 million of the debt to QIAGEN Finance. At December 31, 2013, $ 145.0 million and $ 300.0 million are included in long-term debt for the amount of the notes payable to QIAGEN Finance and Euro Finance, respectively. The $ 145.0 million

85

note payable has an effective rate of 1.8%, and had an original maturity in July 2011. We refinanced the $ 145.0 million note, which has a new maturity date of February 2024. The $ 300.0 million note payable has an effective rate of 3.7 % and is due in May 2026. QIAGEN N.V. has guaranteed the 2004 and 2006 Notes and has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital.

In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $ 400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $ 73 million 7-year term due in 2019 (3.19%); (2) $ 300 million 10-year term due in 2022 (3.75%); and (3) $ 27 million 12-year term due in 2024 (3.90%). Approximately €170 million (approximately $ 220 million) of proceeds from the notes were used to repay amounts outstanding under our short-term revolving credit facility. The remainder of the proceeds provides additional resources to support QIAGEN’s longer-term business expansion.

In 2012, our Supervisory Board approved a program authorizing management to purchase up to a total of $ 100 million of our common shares (excluding transaction costs). In the first half of 2013, 3.1 million QIAGEN shares were repurchased for approximately $ 63.3 million. We completed the share repurchase program in April 2013 having repurchased between October 2012 and April 2013 a total of 5.1 million QIAGEN shares for a total aggregate cost of $ 99.0 million.

In July 2013, we announced our intention to exercise the authorization granted by the Annual General Meeting of Shareholders on June 26, 2013, to purchase up to $ 100 million of our common shares (excluding transaction costs) in a second share repurchase program. Based on the closing price on July 29, 2013, this represents approximately 5.0 million common shares. Repurchased shares will be held in treasury in order to satisfy obligations for exchangeable debt instruments and employee share-based remuneration plans. In 2013, 1.0 million QIAGEN shares were repurchased for $ 22.7 million under this program.

We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. The availability of debt financing has also been negatively impacted by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Off-Balance Sheet Arrangements

Other than our arrangements with QIAGEN Finance and Euro Finance as discussed above and in the notes to the consolidated financial statements, we did not use special purpose entities and do not have off-balance sheet financing arrangements as of and during the years ended December 31, 2013, 2012 and 2011.

86

MANAGEMENT REPORT Performance Review

[7] Contractual Obligations

	Payments due by period
$ 1,000	Total	2014	2015	2016	2017	2018	Thereafter
Long-term debt	1,136,851	28,464	28,560	28,312	28,340	28,369	994,806
Capital lease obligations	18,331	5,702	5,495	4,187	1,597	1,350	—
Operating leases	47,058	15,759	12,289	7,422	3,197	2,818	5,573
Purchase obligations	139,360	80,525	17,498	13,924	9,912	8,340	9,161
License and royalty payments	6,140	2,600	556	581	581	581	1,241

Total contractual cash obligations	1,347,740	133,050	64,398	54,426	43,627	41,458	1,010,781

Contractual Obligations

Our contractual cash obligations including interest as of December 31, 2013 are outlined in table [7].

In addition to the above and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $ 120.3 million based on the achievement of certain revenue and operating results milestones as follows: $ 65.7 million in 2014, $ 16.5 million in 2015, $ 17.8 million in 2016, $ 7.0 million in 2017, and $ 13.3 million, payable in any 12-month period from December 31, 2013 until 2016 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. As of December 31, 2013, we have accrued $ 6.1 million.

Liabilities associated with uncertain tax positions, including interest and penalties, are currently estimated at $ 12.9 million and are not included in the table above, as we cannot reasonably estimate when, if ever, an amount would be paid to a government agency. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes.

87

[8] Repurchases of Common Shares

Period	(a) Total number of shares purchased	(b) Average price paid per share (in $)	(c) Total number of shares purchased as part of publicly announced plans	(d) Approximate dollar value of shares that may yet be purchased under these plans
January 1-31, 2013	1,275,205	$16.62	1,275,205	$43,150,000
February 1-28, 2013	870,752	$21.64	870,752	$24,308,000
March 1-31, 2013	865,657	$23.96	865,657	$3,565,000
April 1-30, 2013	116,500	$21.96	116,500	$0
September 1-30, 2013	175,884	$21.17	175,884	$96,276,000
October 1-31, 2013	307,692	$21.05	307,692	$89,799,000
December 1-31, 2013	537,646	$23.23	537,646	$77,311,000

Total	4,149,336	$20.73	4,149,336

Share Repurchase Program

Table [8] sets out information concerning repurchases of our common shares, which we intend to use to serve our exchangeable debt instruments and employee share-based remuneration plans.

Purchases between January 1, 2013 and December 31, 2013 were made in accordance with the authorization to acquire and use treasury shares granted at the Annual General Meeting of Shareholders on June 27, 2012 (the 2012 program) and on June 26, 2013 (the 2013 program), pursuant to which the Managing Board was authorized to acquire up to $ 100 million of QIAGEN common shares in each of the 2012 and 2013 programs. We concluded the 2012 program in April 2013 and began the 2013 program in September 2013. The approximate dollar value of shares that were available for purchase under the 2013 program as of December 31, 2013 was $ 77.3 million. The 2013 program will conclude at the earlier of either the repurchase of $ 100 million of QIAGEN common shares or December 26, 2014.

Dividend

QIAGEN has not paid a cash dividend since its inception and does not intend to pay any dividends in the foreseeable future. We intend to retain any earnings for the development of our business.

Credit Rating

QIAGEN is currently not rated by any credit rating agency.

88

MANAGEMENT REPORT Performance Review | Human Resources

Human Resources

Overview

The skills, knowledge, dedication and passion of our employees are critical for the success of QIAGEN. We want to recruit, support and retain the best employees, offering performance-based remuneration, development opportunities and measures to balance work and family life. We are committed to diversity in our teams that reflect the various backgrounds of our business partners. Even in a challenging business environment, QIAGEN has a significant commitment to becoming an employer of choice and further enhancing our position as a great place to work.

At the end of 2013, QIAGEN had 4,015 full-time equivalent employees, mostly matching the number of 3,999 employees at the end of 2012 [9]. Total personnel expenses excluding share-based compensation in 2013 were $ 377 million compared to $ 364 million in 2012.

Code of Ethics

QIAGEN has in place a Code of Conduct which qualifies as a code of ethics, as required by SEC and NASDAQ Marketplace Rules. The Code of Conduct applies to all of QIAGEN’s employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions. The full text of the Code of Conduct is available on our website at www.qiagen.com.

Training and Retention

At QIAGEN, we recognize that employees are our most important resource. Their exceptional talent, skill, and passion are key to our long-term success and corporate value. Employee development is therefore viewed as an integral success factor in creating lasting value for our customers, patients, colleagues, partners, and shareholders.

QIAGEN has established a global Performance Enhancement System (PES) that creates a clear framework for regular, one-on-one review sessions in which managers discuss career development topics with each of their employees. These sessions include discussions of goals and their achievement, training needs and interests, career planning, organizational development, and the results of regularly performed “180° surveys.”

Professional training and development at QIAGEN is an ongoing process reaching all employees, which cycles from PES to participation, review, follow-up, and back to PES.

Management Campus (MC)

This program, which is composed of three components, is designed to ensure the ongoing development of QIAGEN’s future management generations. MC for Starters prepares high-performing employees to take an initial leadership position. The program provides leadership basics and an overview of relevant business management topics. MC I accelerates the careers of our professionals by providing further insights into advanced leadership and management topics while focusing on individual development and business-related innovative actions. MC II is a senior executive program that is designed to increase the leadership skills and management knowledge of outstanding QIAGEN senior managers by a more individual development approach. The program mainly focuses on leadership coaching sessions, as well as on business-related innovative actions.

89

QIAGEN Executive MBA Program

To support our future growth, QIAGEN offers employees the opportunity to participate in the QIAGEN Executive MBA Business Integration Program in cooperation with the University of Würzburg, Germany. The program provides professionals with a wide range of management skills and knowledge, which are key to an executive career in the industry and at QIAGEN in particular. Participants study in an international environment with colleagues from around the world. Two modules are conducted with partner universities in the U.S.: at Boston University in Boston, Massachusetts, and at Florida Gulf Coast University in Fort Myers, Florida. By the end of 2015, a total number of 65 QIAGEN employees will complete the MBA program.

Compensation System

Since the creation of QIAGEN, management has formed a culture that seeks to attract and retain the best talent worldwide and reward associates for their performance. This compensation system aims to foster focus on achieving corporate strategic initiatives as well as personal accountability.

It is critical for QIAGEN to offer attractive compensation packages on a global basis. According to the QIAGEN philosophy, an employee who achieves their performance objectives should generally be awarded compensation comparable to the median levels of compensation provided by relevant benchmark companies. QIAGEN participates in various compensation benchmarking surveys that provide information on the level, as well as the mix, of compensation awarded by various companies and industries for a broad range of positions around the world. In the case of QIAGEN, these include many peer life science and diagnostics companies based in the U.S.

QIAGEN has a “pay for performance” culture, with the compensation of employees linked to the achievement of corporate financial and individual performance goals. Business goals are established by senior management. These goals are set at ambitious levels each year to motivate and drive performance, with a focus on both short-term and long-term quantifiable objectives. Performance metrics used for these goals include the achievement of targets for net sales, adjusted operating income and free cash flow. In 2013, the payments for short-term variable compensation were based on 90 % achievement of the business goals.

Compensation for a significant majority of employees worldwide includes fixed base compensation and benefits, which vary according to local market customs, as well as a short-term variable cash bonus. The level of fixed compensation is paid in cash, usually on a monthly basis, and is designed to provide the employee with a reasonable standard of living relative to the compensation offered by peer companies. The amount of short-term variable cash bonus is designed to reward performance, with the payout amount based on the achievement of overall corporate financial results as well as individual performance against a written set of objectives.

In the case of the Managing Board members, the maximum individual bonus is equivalent to 40 % of the annual fixed salary. Furthermore, to align our compensation programs with the interests of shareholders, senior executives receive a portion of their total compensation in the form of long-term compensation, which is granted as equity as a reward for performance. These grants are determined on an individual basis and approved by the Compensation Committee. These equity grants are made in the form of Restricted Stock units (RSUs) and Performance Stock Units (PSUs) with a staggered vesting period typically over three (40%), five (50%) and 10 years (10%), and stock options, which have a staggered vesting period typically over three years.

Work-life Balance

QIAGEN introduced services to help employees balance their personal life with our dynamic and driven work environment, including in-house corporate childcare and sabbatical

90

MANAGEMENT REPORT Human Resources

[9] Employees Worldwide

programs, as well as company-sponsored fitness and health facilities, and programs. Flexible working hours apply to all employees except for functions that require on-time presence.

Workplace Health

In today’s business climate, the health of employees is often directly related to the health of the company. Increased job satisfaction, improved morale, reduced injuries, and increased productivity are just some of the benefits which a healthy work environment can have. At its headquarters, QIAGEN regularly offers “health days” where all employees are invited to receive free counsel and to participate in screening and nutrition programs, medical check-ups, etc.

QIAGEN provides in-house gyms open to all employees, sports courses coached by professional trainers, and on-site soccer fields and beach volleyball courts, all free of charge. All female employees have free access to screening for HPV, the primary cause of cervical cancer.

91

Sustainability

QIAGEN follows a comprehensive approach to sustainability, aiming to reduce the environmental impact of our business, promote healthy and high-performance workplaces that enable both professional and personal development, drive long-lasting growth, and to help people across the globe live better lives.

We believe that these three dimensions are closely interlinked, influencing and benefiting each other. [10] We pledge to continually evaluate the potential impact of our business on those dimensions. Our commitment to sustainability will not stop when formal requirements are fulfilled. As a market and innovation leader in life sciences and molecular diagnostics, we strive to go above and beyond simply observing environmental and labor law regulations. There is much room for innovation when it comes to driving sustainable development in our industry and we are resolved to further capitalize on this potential.

Green Development

Protecting the environment, health and safety through our products has always been a hallmark of QIAGEN. No other company in life sciences has contributed more to the replacement of toxic elements in sample preparation procedures than QIAGEN. Today, our commitment to protect and preserve natural resources has expanded well beyond enhancing product safety. QIAGEN started corporate-wide initiatives to further systematically reduce the environmental impact which our business has across the board. These initiatives include:

•

Operational excellence: QIAGEN has introduced the concept of QIAzen, a term created from the Japanese word KAIZEN, which means “continuous improvement.” By constantly optimizing operational workflows throughout manufacturing and production, QIAGEN reduces transportation, saves electricity and minimizes other impacts on natural resources.

•

Energy savings: QIAGEN runs simulations to reduce energy consumption and has installed sophisticated energy recovery and control systems to provide only the minimum of power required for operations. Activities for improving energy efficiency also encompass energy extractions from co-generators, better insulation of buildings, heat recovery and installation of intelligent building systems. Since 2003, a comprehensive process has helped facility managers to continuously identify potential savings opportunities, plan and monitor implementation. Use of power-friendly equipment, sustainable selection of suppliers and optimized operational hours contribute to a high level of energy efficiency.

•

Natural resources and waste reduction: QIAGEN is a member of the Forest Stewardship Council and has a policy to select suppliers that comply with FSC standards for printing processes and sustainable paper production. Reducing printed material and providing more links to online tools is also a broad policy to support responsible paper production. QIAGEN has issued guidelines for suppliers requiring them to reduce packaging volumes by refraining from use of PVC and other potentially hazardous materials. In addition, QIAGEN has also performed an extensive inquiry into the company’s supply chain to ensure that no conflict minerals from the Democratic Republic of Congo or any of its adjoining countries are used in the company’s laboratory instruments. For packaging, QIAGEN uses biodegradable loose fill packaging made from 100 % recycled polystyrene and has implemented a project to substantially reduce kit volumes by using less inserts and optimized design. Going forward, the company intends to implement a new program of climate-neutral production of kit packaging. Finally, at most sites, waste reduction and recycling are standard business practices.

•

Transportation: QIAGEN has placed some manufacturing machines at suppliers’ sites to reduce transportation-related impacts on the environment. The company also actively encourages its employees to use public transportation more frequently. The pool of company cars is changed to ecological and CO2-efficient models in a continuous adjustment process. At most sites, video conferencing systems have been installed to allow virtual team meetings and reduce travel between sites.

92

MANAGEMENT REPORT Sustainability

[10] QIAGEN’s Sustainability Approach

Economic Progress

Long-term business success is the outcome of the efficient use and sustained maintenance of all assets and resources we employ – financial or human capital, brand equity and corporate governance. All of these factors contribute to the long-term value proposition of the company for all of our stakeholders. Among others, initiatives and programs in this area include:

•

Training and retention: QIAGEN views employee development as an integral success factor in creating lasting value for all of the company’s stakeholders. Professional training and development is thus an ongoing process reaching all employees, which cycles from annual performance review and development discussion to training participation and learning transfer, and then back to an individual review. A series of regional training programs are designed to create a work environment of employee empowerment and involvement in the business.

•

Business Development: QIAGEN rigorously follows a stringent business development process to address the fast growth opportunities in emerging regional markets and customer segments. The strategy includes acquisitions and collaborations to support strong organic growth and to drive future profitability.

93

•

Innovation management: QIAGEN understands innovation as a comprehensive, multi-level process that is organized cross-departmentally and transparently, allowing for maximum planning and control. Innovation is continuously reviewed by outside teams of experts. Product development runs in seven steps from the initial idea to post-launch evaluation. At the same time, QIAGEN follows a global approach that calls on all employees to review processes and workflows continuously in order to identify all types of innovation potentials: product, market, business model and organizational ideas. A transparent internal communication culture and an award system for innovative behavior further support these endeavors.

Corporate Citizenship

We believe it is our responsibility to provide all people universal and equal access to our healthcare solutions. This means facilitating access to our lifesaving sample and assay technologies for people around the world. At the same time, we want to help ensure that communities where we work can flourish, by supporting local initiatives aiming to improve lives in cultural, social or scientific settings. Activities in this area include:

•

QIAGENcares: The company’s Corporate Social Responsibility Program is an umbrella for the support of initiatives that help improve lives by aiding in the fight against diseases in which the company’s products can play an important role. While QIAGENcares includes a broad range of initiatives, QIAGEN has a strong commitment to fighting cervical cancer through testing for infections with the human papillomavirus (HPV) and has launched a donation program consisting of 1 million HPV tests to bring advanced cervical cancer screening to developing countries.

•

Local initiatives: In recent years, QIAGEN has supported a broad range of local initiatives in several counties where the company’s businesses are based. These range from sponsorship of health walks, music festivals, preschool science education, disease awareness campaigns, installation of school laboratories and promotion of biology in school curricula. At the same time, in select locations we have installed programs to mobilize employees to volunteer and provide company funds for projects that improve the lives of people in local and national communities.

•

Employee programs: QIAGEN provides services and programs to help employees balance their personal lives with the company’s dynamic work environment and stay healthy. The company offers in-house corporate child care, sabbatical programs, as well as company-sponsored fitness and health facilities.

More information about QIAGEN’s activities and the progress we make is available online at www.qiagen.com/about-us/who-we-are/sustainability/

94

MANAGEMENT REPORT Sustainability | Future Perspectives

Future Perspectives

QIAGEN is playing a pivotal role in the genomic revolution by empowering customers to transform raw biological samples into valuable insights for use in a broad range of everyday applications across the life sciences and clinical healthcare. We believe QIAGEN can achieve sustained growth thanks to our global leadership in Sample & Assay Technologies, which form the basis of all of our products, and underpinned by an expanding customer base, an excellent product portfolio, and a pipeline of innovative new systems and products.

QIAGEN believes the relevant global market for molecular diagnostics and life science research products totals approximately $ 70 billion. The industry’s long-term growth drivers include ongoing breakthroughs in molecular biology, new technologies to analyze molecular information, improvements in the quality of healthcare and reductions in cost using diagnostics, and revenue streams made possible through consumable products and bioinformatics software tools.

We have grown substantially in recent years with a flexible strategy for developing innovative new products, partnering, and acquiring companies or technologies with high growth potential.

QIAGEN will continue to leverage our global leadership in Sample & Assay Technologies to meet the needs of customers across the continuum of research and commercial testing. Our strategies for the future are guided by the QIAGEN vision of making improvements in life possible through the use of our innovative products in a growing number of applications.

QIAGEN Perspectives for 2014

QIAGEN delivered on its goals during 2013 by executing on strategic initiatives to accelerate growth and innovation. We are continuing our focus on these initiatives and have identified five key growth drivers for 2014: (1) driving global adoption of the QIAsymphony platform and expanding the menu of test content; (2) extending QIAGEN’s leadership in Personalized Healthcare with innovative companion diagnostics; (3) establishing the QuantiFERON-TB test as the modern gold standard for latent tuberculosis control; (4) expanding the use of bioinformatics in molecular applications, including our Ingenuity and CLC bio franchises; and (5) creating an industry-leading portfolio to drive use of next-generation sequencing (NGS) in clinical research and diagnostics.

QIAsymphony, our breakthrough modular platform for complete sample-to-insight workflows, is empowering a new era in laboratory automation. This flagship instrument surpassed the goal of more than 1,000 QIAsymphony systems installed worldwide by year-end 2013, and we have set a new target of 1,250 by year-end 2014. In late 2013, we submitted the entire QIAsymphony RGQ MDx platform for U.S. Food and Drug Administration review, including QIAsymphony SP for sample preparation, QIAsymphony AS for assay setup, and Rotor-Gene Q MDx for our real-time PCR detection. Demand is strong for QIAsymphony’s features, including its unique ability to provide automated handling for commercial assays as well as a broad array of laboratory-developed tests. QIAsymphony is a key growth driver in 2014, supporting all of QIAGEN’s customer classes, particularly Molecular Diagnostics.

In 2013 we continued to expand the menu of content running on Rotor-Gene Q MDx, a key module of the QIAsymphony family, increasing the platform’s value to customers in 2014 and beyond.

QIAGEN’s leadership in Personalized Healthcare, using companion diagnostics to guide treatment based on patients’ individual genetic characteristics, continues to drive growth. In the United States, our evidence-based reimbursement strategy gained traction in 2013 and uptake improved for our current FDA-approved companion diagnostics, the therascreen

95

EGFR test for use in patients with metastatic non-small cell lung cancer (NSCLC) and the therascreen KRAS RGQ PCR Kit for use in patients with metastatic colorectal cancer. In Europe we recently introduced the therascreen IDH1 / 2 test, enabling physicians to better diagnose and assess the progress of patients with gliomas. In 2013 we announced several new co-development agreements in Personalized Healthcare, including our third oncology project with Eli Lilly and Company, a proposed new companion diagnostic with Clovis Oncology, and a first-in-class, blood-based companion diagnostic under development with Exosome Diagnostics.

In 2014, QIAGEN and Exosome will begin launching a series of high-performance sample preparation kits. These kits will extract and purify high-quality nucleic acids (RNA and DNA) from exosomes, tiny enclosures that circulate in the blood and other fluids, offering potential for a non-invasive way to diagnose and monitor diseases without the need for tissue biopsies.

Our QuantiFERON-TB Gold test is expanding globally as the modern gold standard in screening for latent tuberculosis infection, replacing the unreliable, 120-year-old tuberculin skin test. Sales of QuantiFERON-TB grew more than 20 % CER in 2013. To help control TB, a contagious public health threat, QIAGEN is focusing on key subpopulations such as healthcare workers, patients with reduced immunity, and individuals who have lived in regions where TB is endemic. Having established market leadership in the United States and Europe, we are preparing to launch QuantiFERON-TB in 2014 in China, the world’s second-largest market. In current markets, we are expanding into additional subpopulations such as type 2 diabetes patients.

In 2013, QIAGEN acquired two leaders in the emerging market for commercial bioinformatics – Ingenuity Systems and CLC bio – and began expanding our global leadership in software for genomic analysis and interpretation. Adjusted 2013 combined sales of the two businesses were more than $ 30 million on a pro forma basis, and we expect rapid double-digit growth in 2014. With these bioinformatics solutions, QIAGEN is enabling a broad range of customers to transform data from genomic sequencing into valuable insights. We plan several important product launches in 2014, including a new web-based Ingenuity solution to deliver faster, easier-to-use and high-confidence clinical interpretation and reporting from NGS-based tests and new bioinformatics for cancer research based on CLC’s Genomics Workbench.

QIAGEN’s strategy to drive the adoption of next-generation sequencing (NGS) in clinical research and diagnostics focuses on significant bottlenecks for NGS users – such as difficult-to-process clinical samples and challenges in the analysis of large amounts of complex data. Building on our leadership in sample technologies and our solutions for bioinformatics,

96

MANAGEMENT REPORT Future Perspectives

we are commercializing a range of “universal” sample and assay consumables compatible with any NGS platform. Sample technologies include pre-analytic kits such as our REPLI-g Single Cell Kit for highly accurate sequencing from single cells and minute amounts of DNA. On the assay side, in 2014 we will expand our NGS portfolio of GeneReadTM DNAseq gene panels for use in cancer and other diseases. At the same time, we are developing the novel GeneReaderTM benchtop sequencer for NGS users.

For 2014, QIAGEN expects to deliver higher adjusted net sales on a mix of contributions from organic growth as well as the acquisitions of Ingenuity (in April 2013) and CLC bio (in August 2013). Profitability is expected to improve significantly compared to 2013, a year in which significant restructuring charges were taken to better position QIAGEN for future growth, with double-digit gains expected in operating income and earnings per share (EPS). Improving cash flows and a strong balance sheet are expected to further enable QIAGEN to grow through investments in new products and geographic expansion as well as through targeted acquisitions.

Global Economic Perspectives for 2014

The near-term outlook for the world’s economy is for moderately stronger growth in 2014 than in 2013, although uncertainties and regional variations remain. Growth in the United States is gaining momentum, supported by a positive financial market, but the effects of the Federal Reserve’s pullback from quantitative easing, interest rates and fiscal policy are unpredictable. The Euro area economy exited recession in mid-2013 and is growing, but the recovery so far is gradual amid long-term unemployment and financial uncertainties. A generally strong recovery in Japan’s economy is following fiscal and monetary stimulus. In China and other emerging markets, growth has picked up but remains slower than in boom times before the financial crisis. Stronger underlying growth would create stronger demand in QIAGEN’s business environment, but fiscal tightening or economic weakness would undercut demand among our customers.

Industry Perspectives for 2014

Long-term growth in the market for molecular technologies presents opportunities for QIAGEN in all of our customer classes, but also uncertainties. In Molecular Diagnostics, demand continues to grow in 2014 based on the superiority of molecular testing in identifying and profiling diseases. Pressures to control healthcare costs are intense, creating both a potential hindrance for adoption of new technologies and an incentive for use of diagnostics to produce cost-effective outcomes. The trend is towards standardized diagnostics approved by regulators, gradually replacing laboratory-developed tests. Personalized Healthcare is disseminating rapidly with regulatory approvals of new companion diagnostics, although reimbursement policies are still evolving. In the United States, sales of diagnostic assays and instruments are subject to a 2.3 % surtax on medical devices that took effect in 2013 under the healthcare reform law, although uncertainty remains about the planned expansion in the number of U.S. residents with health benefits. Demand in Academia and the Pharma industry is likely to face continued pressure from budget limitations in 2014, due to restrictions on government funding of research and a challenging business environment for pharmaceutical companies. The trend towards automated laboratory workflows and the need to improve effectiveness in drug development support demand for our products in these customer classes. In Applied Testing, the success of the QIAsymphony platform and expansion of content menus are creating opportunities. More than 100 companies in our industry, large and small, are competing based on innovation, quality, price and breadth of product portfolios. QIAGEN will pursue growth opportunities across all of our customer classes in 2014 and beyond.

Subsequent Events

Since December 31, 2013 and through February 28, 2014, we have repurchased 1.8 million shares of common shares under the share repurchase program for approximately $ 42.3 million, in total.

There were no other events requiring disclosure.

97

Corporate Governance

Corporate Governance Report
100	Corporate Structure

101	Managing Board

103	Supervisory Board

110	Share Ownership

112	Additional Information

Remuneration Report

117	Introduction

118	Remuneration Policy

126	Future Development of the Remuneration Policy

Corporate Governance

General
Assembly
Supervisory
Board
QIAGEN
Executive
Committee

CORPORATE GOVERNANCE
FINANCIAL RESULTS

Corporate Governance Report

We recognize the importance of clear and straightforward rules on corporate governance and, where appropriate, have adapted our internal organization and processes to these rules. This section provides an overview of QIAGEN’s corporate governance structure and includes details of the information required under the Dutch Corporate Governance Code (the “Code”). The Code is applicable to QIAGEN N.V. (in the following also referred to as the “Company”), as it is a publicly listed company incorporated under the laws of the Netherlands with a registered seat in Venlo, the Netherlands. The Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another.

Our corporate governance practices generally derive from the provisions of the Dutch Civil Code and the Dutch Corporate Governance Code. Further, due to our listings at the German Stock Exchange in Frankfurt and the NASDAQ exchange in the U.S., the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose in QIAGEN’s Annual Reports the Company’s compliance with the German Corporate Governance Code adopted by the Government Commission on the German Corporate Governance Code pursuant to §161 of the German Stock Corporation Law and the corporate governance practices followed by U.S. companies under the NASDAQ listing standards or state the deviations recorded in the period.

Corporate Structure

QIAGEN is a ‘Naamloze Vennootschap,’ or N.V., a Dutch limited liability company similar to a corporation in the United States. QIAGEN has a two-tier board structure. QIAGEN is managed by a Managing Board consisting of executive management acting under the supervision of a Supervisory Board (non-executives), similar to a Board of Directors in a U.S. corporation. It is in the interest of QIAGEN and all its stakeholders that each Board performs its functions appropriately and that there is a clear division of responsibilities between the Managing Board, the Supervisory Board, the General Meeting of Shareholders (“General Meeting”), and the external auditor in a well-functioning system of checks and balances.

100

CORPORATE GOVERNANCE REPORT Corporate Structure | Managing Board

Managing Board

General

The Managing Board manages QIAGEN and is responsible for defining and achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting of Shareholders (General Meeting). The Managing Board provides the Supervisory Board with timely information necessary for exercising the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprises and all parties involved in QIAGEN, including shareholders and other stakeholders.

Composition and Appointment

The Managing Board consists of one or more members as determined by the Supervisory Board. The members of the Managing Board are appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (the “Joint Meeting”) having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following year.

Members of the Managing Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient. Furthermore, the Supervisory Board may at any time suspend (but not dismiss) a member of the Managing Board.

Our Managing Directors for the year ended December 31, 2013 and their ages as of January 31, 2014, are as follows: [1]

[1] Managing Board

Name	Age	Position
Peer M. Schatz	48	Managing Director, Chief Executive Officer
Roland Sackers	45	Managing Director, Chief Financial Officer

The following is a brief summary of the background of each of the Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Peer M. Schatz joined QIAGEN in 1993 and was appointed a Managing Director in 1998 and CEO in January 2004. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions at Sandoz AG and Computerland, as well as in leadership positions at various startup companies in Europe and the U.S. He graduated from the University of St. Gallen, Switzerland, and obtained an MBA in Finance from the University of Chicago. Through January 2012, he served as a member of the German Corporate Governance Commission. He is a board member of the U.S. industry associations AdvaMedDx and ALDA. He is also chairman of the Board of Directors of QIAGEN Marseille (formerly Ipsogen S.A.).

101

Roland Sackers joined QIAGEN in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Diplom-Kaufmann from the Westfälische Wilhelms-Universität Münster, Germany, after studying Business Administration. Mr. Sackers is a board member of the industry association BIO Deutschland. He is also a non-executive director and chair of the audit committee of Immunodiagnostic Systems Holding (IDS), a publicly listed producer of immunological tests for research and diagnostic applications in the United Kingdom, as well as a member of the board of directors and head of the audit committee of QIAGEN Marseille (formerly Ipsogen S.A.).

QIAGEN has also established an Executive Committee, of which two members served as Managing Directors of QIAGEN in 2013.

Conflicts of Interest, Loans or Similar Benefits

Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and / or the relevant member of the Managing Board, require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2013. No credit, loans or similar benefits were granted to members of the Managing Board. Additionally, the Managing Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Managing Board.

102

CORPORATE GOVERNANCE REPORT Managing Board | Supervisory Board

Supervisory Board

General

The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and strategy and the business enterprises which we operate. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In 2013, the Supervisory Board had eight regular meetings that were held with the attendance of the Managing Board, while certain agenda items were discussed exclusively between the Supervisory Board members. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis. Our Supervisory Board has specified matters requiring its approval, including decisions and actions which would fundamentally change the company’s assets, financial position or results of operations. The Supervisory Board has appointed an Audit Committee, a Compensation Committee and a Selection and Appointment (Nomination) Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates.

Composition and Appointment

The Supervisory Board consists of at least three members, or a larger number as determined by the Joint Meeting. Members of the Supervisory Board are appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital.

The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and enables its members to act critically and independently of one another and of the Managing Board and any particular interests. To that effect, the Supervisory Board has adopted a profile of its size and composition that takes into account the nature of our business, our activities and the desired expertise and background of the members of the Supervisory Board. The current profile of the Supervisory Board can be found on our website. The Supervisory Board has appointed a chairman from among its members who has the duties assigned to him by the Articles of Association and the Code.

Members of the Supervisory Board are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Managing Board and the Supervisory Board in which case a simple majority of votes cast is sufficient.

103

Our Supervisory Directors for the year ended December 31, 2013 and their ages as of January 31, 2014, are as follows: [2]

[2] Supervisory Board Members

Name	Age	Position
Prof. Dr. Dr. h.c. Detlev H. Riesner		Chairman of the Supervisory Board, Supervisory Director and
	72	Chairman of the Selection and Appointment Committee
Dr. Werner Brandt	60	Supervisory Director and Chairman of the Audit Committee
Dr. Metin Colpan	59	Supervisory Director
Prof. Dr. Manfred Karobath	73	Supervisory Director and Member of the Compensation Committee
Elizabeth E. Tallett	64	Supervisory Director and Member of the Audit Committee and Member of the Compensation Committee
Stéphane Bancel	41	Supervisory Director and Member of the Compensation Committee
Lawrence A. Rosen	56	Supervisory Director and Member of the Audit Committee

The following is a brief summary of the background of each of the Supervisory Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Supervisory Directors

Professor Dr. Dr. h.c. Detlev H. Riesner, 72, is a co-founder of the Company. He has been a member of the Supervisory Board since 1996 and was appointed Chairman of the Supervisory Board in 1999, and in 2005, he was also appointed Chairman of the Selection and Appointment Committee. Prof. Riesner has notified the Company of his intention not to stand for reelection to the Supervisory Board at next year’s annual meeting. Prof. Riesner has held the Chair of Biophysics at Heinrich Heine University in Düsseldorf since 1980 and retired in 2006. He held the positions of Dean of the Science Faculty (1991-92), Vice President of the University (Research) (1996-99) and Director of Technology (1999-2006). In 2007, he became a member of the University’s board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Prof. Riesner is either a member of the Supervisory Board or a director of AC Immune S.A., Lausanne, Evocatal GmbH, Düsseldorf, DRK Blutspendedienst West gGmbH, Hagen and DIWA GmbH, Düsseldorf. His memberships on the advisory boards of New-Lab Bioquality AG and Direvo AG ended in 2006 and of SCT GmbH ended in 2011, when the companies were sold. Prof. Riesner is also a member of the scientific advisory board of Alberta Prion Research Institute, Canada.

Stéphane Bancel, 41, joined the Company’s Supervisory Board and Compensation Committee in 2013 and is President and Founding Chief Executive Officer of Moderna Therapeutics, Inc., a start-up biotechnology company based in Cambridge, Massachusetts that is advancing multiple drug development programs involving messenger RNA therapeutics. Before joining Moderna, Mr. Bancel served for five years as Chief Executive Officer of the French diagnostics company bioMérieux SA. Prior to bioMérieux, he was Managing Director of Eli Lilly in Belgium and Executive Director of Global Manufacturing Strategy and Supply Chain at Eli Lilly in Indianapolis, Indiana after having started at Lilly in Great Britain. Before joining Eli Lilly, Mr. Bancel served as Asia-Pacific Sales and Marketing Director for bioMérieux while based in Tokyo, Japan. He holds a Master of Engineering degree from École Centrale Paris (ECP), a Master of Science in Chemical Engineering from the University of Minnesota and an M.B.A. from Harvard Business School.

Dr. Werner Brandt, 60, joined the Company’s Supervisory Board in 2007. In the same year, he was appointed Chairman of the Audit Committee. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American

104

CORPORATE GOVERNANCE REPORT Supervisory Board

healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his doctorate in Business Administration at the Technical University of Darmstadt, Germany in 1991, after studying Business Administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Board of Deutsche Lufthansa AG and RWE AG where he also holds the position of Chairman of the Audit Committee.

Dr. Metin Colpan, 59, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute of Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of Qalovis Farmer Automatic Energy GmbH, Laer, Germany and EM Brake Systems AG, Schloss-Holte. Dr. Colpan previously served as a Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany.

Professor Dr. Manfred Karobath, 73, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. Prof. Dr. Karobath studied medicine, and from 1967 to 1980, he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became Professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R & D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R & D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.

Lawrence A. Rosen, 56, joined the Company’s Supervisory Board as well as the Audit Committee in 2013. Mr. Rosen is a member of the Board of Management and Chief Financial Officer of Deutsche Post DHL. In this position, which he has held since September 2009, Mr. Rosen is in charge of controlling, corporate accounting and reporting, investor relations, corporate finance, corporate internal audit and security, taxes, as well as the group’s global business services. Prior to joining Deutsche Post DHL, Mr. Rosen served as Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA in Germany from 2003 to 2009. Prior to that, he worked for Aventis SA in Strasbourg, France, as Senior Vice President and Treasurer. Between 1984 and 2000, Mr. Rosen held different positions at the Aventis predecessor companies Hoechst AG and American Hoechst / Hoechst Celanese Inc. Mr. Rosen, who is a U.S. citizen, holds a bachelor in Business Administration from the State University of New York and an M.B.A. from the University of Michigan.

Elizabeth E. Tallett, 64, joined the Company’s Supervisory Board as well as the Audit Committee and Compensation Committee in 2011. Ms. Tallett has been a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, since 2002. Her senior management experience includes President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett graduated from Nottingham University, England with dual Bachelor’s degrees with honors in Mathematics and Economics. She is a member of the board of directors of Principal Financial Group, Inc., WellPoint, Inc., and Meredith Corp. Ms. Tallett is currently the Lead Director for Principal. She was also a director of Varian,

105

[3] Supervisory Board Committees

As of December 31, 2013
Name of Supervisory Director	Independent*	Member of audit committee	Member of compensation committee	Member of selection and appointment committee
Prof. Dr. Detlev Riesner
Dr. Werner Brandt
Dr. Metin Colpan
Prof. Dr. Manfred Karobath
Elizabeth E. Tallett
Stéphane Bancel
Lawrence A. Rosen

Chairman

*	As defined in the Dutch Corporate Governance Code.

Inc., Immunicon, Inc., Varian Semiconductor Equipment Associates, Inc., Coventry Health Care, Inc., and IntegraMed America, Inc., at times during the past five years. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is a Trustee of Solebury School in Pennsylvania.

Conflicts of Interest, Loans or Similar Benefits

Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and / or the relevant member of the Supervisory Board, require the approval of the Supervisory Board plenum. In 2013, neither QIAGEN nor its Supervisory Board members have entered into any such transactions. No credit, loans or similar benefits were granted to members of the Supervisory Board. Additionally, the Supervisory Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Supervisory Board.

Committees of the Supervisory Board

The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment Committee from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters under which each of the committees operates. These charters are published on our website (www.qiagen.com). The composition of the committees is outlined in table [3].

We believe that all of our Supervisory Directors meet the independence requirements set forth in the Code. We further believe that all Supervisory Board Directors except for Dr. Metin Colpan, qualify as independent under the Marketplace Rules of the NASDAQ Stock Market. Pursuant to the NASDAQ Rules, a majority of the Supervisory Directors must qualify as independent, as defined in the Rules. In 2012, Dr. Colpan was not considered to be independent due to his consulting arrangement with the Company under which Dr. Colpan provided scientific advisory services to the Company in 2011, 2010 and 2009. In January 2012, the agreement under which Dr. Colpan provided scientific consulting services terminated.

106

CORPORATE GOVERNANCE REPORT Supervisory Board

Audit Committee

The Audit Committee currently consists of three members, Dr. Brandt (Chairman), Mr. Rosen and Ms. Tallett, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the Marketplace Rules of the NASDAQ. The Board has designated Dr. Brandt as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002 and as defined in provisions III.3.2 and III.5.7 of the Code. The Audit Committee performs a self-evaluation of its activities on an annual basis.

The Audit Committee’s primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN’s accounting and financial reporting process and internal risk management, control and compliance systems. The Audit Committee also is directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and for providing an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. Our Internal Audit department operates under the direct responsibility of the Audit Committee. Further, the Audit Committee is responsible for establishing complaint procedures, including confidential, anonymous submission by employees of concerns, for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the external auditor and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the external auditor our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Audit Committee met seven times in 2013 and met with the external auditor excluding members of the Managing Board in April 2013. The Audit Committee reviews major financial risk exposures, pre-approves related-party transactions, and reviews any legal matter including compliance topics that could have a significant impact on the financial statements. The Board has designated Dr. Brandt as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002 and as “financial expert” pursuant to Section III.3.2 and III.5.7 of the Code respectively.

Compensation Committee

The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of Managing Board members to be adopted by the Supervisory Board and the preparation of the Remuneration Report on compensation policies for the Managing Board to be adopted by the Supervisory Board. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits. The Remuneration Report reviews the implementation of the Remuneration Policy in the most recent year and provides an outline of the Remuneration Policy for the future. The Compensation Committee currently consists of three members, Professor Karobath (Chairman), Ms. Tallett and Mr. Bancel. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met five times in 2013.

107

Selection and Appointment Committee

The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board.

Additionally, the Selection and Appointment Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board, reporting these results to our Supervisory Board. It also proposes the (re-)appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management. The Selection and Appointment Committee prepares and submits to our Supervisory Board an annual report of its deliberations and findings.

Current members of the Selection and Appointment Committee are Prof. Riesner (Chairman), Dr. Brandt and Dr. Colpan. Members are appointed by the Supervisory Board and serve for a one-year term. The Selection and Appointment Committee had one formal meeting in 2013.

Compensation of Managing Board Members and Supervisory Directors

Remuneration Policy

The objective of the Company’s remuneration policy is to attract and retain internationally the best talent, highly qualified leaders and skilled individuals, to enable QIAGEN to achieve its short and long-term strategic initiatives and operational excellence. The remuneration policy and the details of the remuneration of the Managing Board are set forth on page 117 of this Annual Report.

Supervisory Board Compensation

The Supervisory Board compensation for 2013 consists of fixed retainer compensation, additional retainer amounts for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows: [4]

[4] Annual Remuneration of the Supervisory Board

Fee paid to each member of the Supervisory Board	€30,000

Additional compensation payable to members holding the following positions:
Chairman of the Supervisory Board	€20,000
Vice Chairman of the Supervisory Board	€5,000
Chairman of the Audit Committee	€15,000
Chairman of the Compensation Committee	€10,000
Fee payable to each member of the Audit Committee	€7,500
Fee payable to each member of the Compensation Committee	€5,000

Members of the Supervisory Board also receive € 1,000 for attending the Annual General Meeting and € 1,000 for attending each meeting of the Supervisory Board. Members of the Supervisory Board receive € 1,000 for attending each meeting of any subcommittees (other than Audit Committee, Compensation Committee and Selection and Appointment Committee).

Supervisory Board members also receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed € 5,000 per year. We did not pay any agency or advisory service fees to members of the Supervisory Board.

The compensation of the Supervisory Board members for the year ended December 31, 2013, is outlined in table [5].

Additionally, Supervisory Board members are reimbursed for travel costs and for any value-added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.

108

CORPORATE GOVERNANCE REPORT Supervisory Board

[5] Annual Remuneration of Individual Supervisory Board Members

Name	Fixed remuneration	Chairman/ vice chairman committee	Committee membership	Meeting attendance	Subcommittee meeting attendance	Total[2]	Restricted stock units
Supervisory Board[1]
Prof. Dr. Detlev H. Riesner	$41,100	$27,400	—	$9,600	$5,500	$83,600	10,000
Stéphane Bancel	$20,500	—	$3,400	$5,500	$1,400	$30,800	—
Dr. Werner Brandt	$41,100	$24,000	—	$8,200	—	$73,300	10,000
Dr. Metin Colpan	$41,100	—	—	$9,600	$4,100	$54,800	10,000
Prof. Dr. Manfred Karobath	$41,100	$3,400	$6,800	$9,600	$5,500	$66,400	10,000
Lawrence A. Rosen	$20,500	—	$5,100	$6,900	—	$32,500	—
Elizabeth E. Tallett	$41,100	—	$17,100	$8,200	—	$66,400	10,000

[1]

Former Supervisory Directors Erik Hornnaess and Heino von Prondzynski did not stand for re-election at the Annual General Meeting in 2013. For their board service during the 2013 year they received total compensation of $ 40,000 and $ 25,000, respectively.

[2]	Supervisory Directors are reimbursed for travel costs and for any value-added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.

Supervisory board members also receive a variable component, in the form of share-based compensation. During 2013, the following share-based compensation was granted to the members of the Supervisory Board. [6]

[6] Long-term Remuneration of Individual Supervisory Board Members

Year ended December 31, 2013
Name	Restricted Stock Units
Supervisory Board:
Prof. Dr. Detlev H. Riesner	10,000
Dr. Werner Brandt	10,000
Dr. Metin Colpan	10,000
Prof. Dr. Manfred Karobath	10,000
Elizabeth E. Tallett	10,000

109

Share Ownership

The following table sets forth certain information as of January 31, 2014 concerning the ownership of common shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons. [7]

[7] Ownership Common Shares

Name and country of residence	Shares beneficially owned [1] number		Percent ownership[2]
Peer M. Schatz, Germany	1,922,260	[3]	0,82%
Roland Sackers, Germany	—	[4]	*
Prof. Dr. Detlev H. Riesner, Germany	1,456,585	[5]	0,62%
Dr. Werner Brandt, Germany	10,664	[6]	*
Dr. Metin Colpan, Germany	4,152,553	[7]	1,78%
Professor Dr. Manfred Karobath, Austria	10,607	[8]	*
Elizabeth Tallett, United States	—	[9]	*
Stéphane Bancel, United States	—		—
Lawrence A. Rosen, Germany	—		—

*	Indicates that the person beneficially owns less than 0.5 % of the common shares issued and outstanding as of January 31, 2014.

[1]

The number of common shares outstanding as of January 31, 2014 was 233,488,516. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to common shares.

[2]

Does not include common shares subject to options or awards held by such persons at January 31, 2014. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.

[3]

Does not include 1,026,826 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $ 8.94 to $ 22.430 per share. Options expire in increments during the period between 8 / 2014 and 2 / 2023. Does not include 393,674 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

[4]

Does not include 182,183 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $ 15.590 to $ 22.430 per share. Options expire in increments during the period between 2 / 2018 and 2 / 2023. Does not include 117,827 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

[5]

Does not include 29,314 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $ 11.985 to $ 22.430 per share. Options expire in increments during the period between 5 / 2015 and 2 / 2022. Includes 1,452,068 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder. Does not include 4,551 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

[6]

Does not include 7,372 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $ 15.590 to $ 22.430 per share. Options expire in increments during the period between 4 / 2018 and 2 / 2022. Does not include 4,551 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

[7]

Does not include 49,314 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $ 11.985 to $ 22.430 per share. Options expire in increments during the period between 4 / 2014 and 2 / 2022. Includes 3,348,703 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800,000 shares held by Colpan GbR. Does not include 4,551 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

[8]

Does not include 29,314 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $ 11.985 to $ 22.430 per share. Options expire in increments during the period between 5 / 2015 and 2 / 2022. Does not include 4,551 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

[9]

Does not include 1,042 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices of $ 15.59 per share. Options expire on 2 / 2022.

110

CORPORATE GOVERNANCE REPORT Share Ownership

The following table sets forth the vested and unvested options and stock awards of our officers and directors as of January 31, 2014: [8]

[8] Vested and Unvested Stock Options and Common Shares

Name	Total vested options	Total unvested options	Expiration dates	Exercise prices	Total unvested restricted and performance stock units
Peer M. Schatz	898,619	264,816	8/31/2014 to 2/28/2023	$ 8.94 to $ 22.43	2,297,349
Roland Sackers	140,137	85,947	2/28/2018 to 2/28/2023	$ 15.59 to $ 22.43	744,926
Prof. Dr. Detlev H. Riesner	28,341	1,494	5/6/2015 to 2/28/2022	$ 11.98 to $ 22.43	31,432
Dr. Werner Brandt	6,399	1,494	4/29/2018 to 2/28/2022	$ 15.59 to $ 22.43	30,894
Dr. Metin Colpan	48,341	1,494	4/1/2014 to 2/28/2022	$ 11.98 to $ 22.43	31,432
Prof. Dr. Manfred Karobath	28,341	1,494	5/6/2015 to 2/28/2022	$ 11.98 to $ 22.43	31,432
Elizabeth E. Tallett	521	1,042	2/28/2022	$ 15.59	20,000

111

Additional Information

Shareholders

Our shareholders exercise their voting rights through Annual and Extraordinary General Meetings. Resolutions of the General Meeting are adopted by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or the Articles of Association. Each common share confers the right to cast one vote.

Furthermore, the Managing Board, or where appropriate, the Supervisory Board, shall provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence QIAGEN’s share price.

QIAGEN is required to convene an Annual General Meeting in the Netherlands no later than six months following the end of each year. The agenda for the Annual General Meeting must contain certain matters as specified in QIAGEN’s Articles of Association and under Dutch law, including, among other things, the adoption of QIAGEN’s annual financial statements.

Additional Extraordinary General Meetings may be convened at any time by the Managing Board, the Supervisory Board or by one or more shareholders jointly representing at least 40 % of QIAGEN’s issued share capital. Furthermore, one or more shareholders, who jointly represent at least 10 % of QIAGEN’s issued share capital may, on their application, be authorized by the district court judge having applications for interim relief, to convene a General Meeting. Shareholders are entitled to propose items for the agenda of the General Meeting provided that they hold at least 3 % of the issued share capital. Proposals for agenda items for the General Meeting must be submitted at least 60 days prior to the meeting date. The notice convening a General Meeting, accompanied by the agenda, shall be sent no later than 42 days prior to the meeting. QIAGEN informs the General Meeting by means of explanatory notes to the agenda, providing all facts and circumstances relevant to the proposed resolutions.

Stock Plans

We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) which was approved by our shareholders on June 14, 2005. Pursuant to the Plan, stock rights, which include options to purchase our common shares, stock grants and stock-based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. An aggregate of 31.0 million common shares have been reserved for issuance pursuant to the Plan, subject to certain antidilution adjustments. Options granted pursuant to the Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, each of the options has a term of ten years, subject to earlier termination in the event of death, disability or other termination of employment. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the agreements under the Plan.

The Plan is administered by the Compensation Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the stock-based award, the length of time the award will remain outstanding, the manner and time of the award’s vesting, the price per share subject to the award and other terms and conditions of the award consistent with the Plan. The Compensation Committee’s decisions are subject to the approval of the Supervisory Board.

112

CORPORATE GOVERNANCE REPORT Additional Information

In connection with the acquisition of Digene Corporation during the third quarter of 2007, the Company assumed three additional equity incentive plans and exchanged Digene stock options and awards into the Company’s common shares. No new grants will be made under these plans.

The Compensation Committee has the power, subject to Supervisory Board approval, to interpret the plans and to adopt such rules and regulations (including the adoption of “sub plans” applicable to participants in specified jurisdictions) as it may deem necessary or appropriate. The Compensation Committee or the Supervisory Board may at any time amend the plans in any respect, subject to Supervisory Board approval, and except that (i) no amendment that would adversely affect the rights of any participant under any option previously granted may be made without such participant’s consent and (ii) no amendment shall be effective prior to shareholder approval to the extent such approval is required to ensure favorable tax treatment for incentive stock options or to ensure compliance with Rule 16b-3 under the United States Securities Exchange Act of 1934, as amended (the Exchange Act) at such times as any participants are subject to Section 16 of the Exchange Act.

As of January 31, 2014, there were 3.3 million options outstanding with exercise prices ranging between $ 8.94 and $ 23.54 and expiring between February 27, 2014 and October 31, 2023. The exercise price of the options is the fair market value of the common shares as of the date of grant or a premium above fair market value. Additionally, there were 9.7 million stock unit awards outstanding as of January 31, 2014. These awards will be released between February 28, 2014 and October 31, 2023. As of January 31, 2014, options to purchase 1.5 million common shares and 3.2 million stock unit awards were held by the officers and directors of QIAGEN, as a group.

Independent Auditors

In accordance with the requirements of Dutch law, our independent registered public accounting firm is appointed and may be removed by the General Meeting. The Supervisory Board nominates a candidate for the appointment as external auditor, for which purpose both the Audit Committee and the Managing Board advise the Supervisory Board. At the Annual General Meeting in 2013, Ernst & Young Accountants was appointed as external auditor for the Company for 2013 year.

The remuneration of the external auditor, and instructions to the external auditor to provide non-audit services, shall be approved by the Supervisory Board on the recommendation of the Audit Committee and after consultation with the Managing Board. At least once every four years, the Supervisory Board and the Audit Committee shall conduct a thorough assessment of the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting for the purposes of assessing the nomination for the appointment of the external auditor. The external auditor is invited to attend the meeting of the Supervisory Board at which the financial statements shall be approved and is furthermore invited to attend the General Meeting at which the financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts.

Risk Management

Reference is made to the discussion in Item 3 in our Form 20-F report filed with the SEC.

Whistleblower Policy and Code of Conduct

QIAGEN adopted a Whistleblower Policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. Furthermore, a Code of Conduct was adopted that outlines business principles for our employees and rules of conduct. The Code of Conduct can be found on our website at www.qiagen.com.

113

Anti-Takeover Measures

In 2004, the Supervisory Board granted an option to the Dutch Foundation Stichting Preferente Aandelen QIAGEN that allows the Foundation to acquire preference shares from QIAGEN if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire more than 20 % of our issued share capital, or (ii) a person holding at least a 10 % interest in the share capital has been designated as a hostile person by our Supervisory Board. The option enables the Foundation to acquire preference shares equal to the number of our outstanding common shares at the time of the relevant exercise of the right, less one share. When exercising the option and exercising its voting rights on these shares, the Foundation must act in the interest of QIAGEN and the interests of our stakeholders. No preference shares are currently outstanding.

Comply or Explain

The corporate governance structure and compliance with the Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this responsibility to the General Meeting. QIAGEN continues to seek ways to improve its corporate governance by measuring itself against international best practice. The Code was last amended on December 10, 2008, and can be found at www.commissiecorporategovernance.nl.

Non-application of a specific best practice provision is not in itself considered objectionable by the Code and may well be justified because of particular circumstances relevant to a company. In accordance with Dutch law, we disclose in our Annual Report the application of the Code’s principles and best practice provisions.

To the extent that we do not apply certain principles and best practice provisions, or do not intend to apply these in the current or the subsequent year, we state the reasons.

QIAGEN takes a positive view of the Code and applies nearly all of the best practice provisions. However, we prefer not to apply some provisions due to the international character of our business as well as the fact – acknowledged by the Commission that drafted the Code – that existing contractual agreements between QIAGEN and individual members of the Managing Board cannot be set aside at will.

The following provides an overview of exceptions that we have identified:

1.	Best practice provision II.1.1 recommends that a management board member is appointed for a maximum period of four years. A member may be reappointed for a term of not more than four years at a time.

Members of the Managing Board are appointed annually for a one-year period beginning on the day following the General Meeting up to and including the day of the General Meeting held in the following year.

2.	Best practice provision II.2.4 recommends that the number of granted options shall be dependent on the achievement of challenging targets specified beforehand.

From time to time, members of our Managing Board are granted options to acquire common shares at an exercise price higher than the market price on the grant date (as determined by reference to an organized trading market or association). Our view is that the “challenging target” has been set at the time of granting the options since the holder cannot realize any value from these options unless the price of our common shares has risen above the exercise price. Stock options are only a relatively small fraction of the long-term incentives awarded to the Managing Board. The appreciation of the stock options is therefore unlikely to be a material impact on the overall compensation volume.

3.

Best practice provision II.2.5 recommends that shares granted to management board members without financial consideration shall be retained for a period of at least five years or until at least at the end of the employment, if this

114

CORPORATE GOVERNANCE REPORT Additional Information

period is shorter. The number of shares to be granted shall be dependent on the achievement of clearly quantifiable and challenging targets specified beforehand.

Members of the Managing Board are granted restricted stock units and performance stock units from time to time. Restricted stock units represent rights to receive common shares at a future date. The number of granted restricted stock units is dependent upon the achievement of pre-defined performance goals. Restricted stock units are structured so that 40 % of a grant vests after three years, 50 % after five years and the remaining 10 % after ten years. Performance stock units have performance conditions in addition to time-vesting.

4.	Best practice provision II.2.8 recommends that the maximum remuneration in the event of dismissal of a management board member may not exceed one year’s salary (the “fixed” remuneration component). If the maximum of one year’s salary would be manifestly unreasonable for a management board member who is dismissed during his first term of office, such board member shall be eligible for a severance pay not exceeding twice the annual salary.

Our Managing Board members have entered into employment agreements with QIAGEN N.V. and some QIAGEN affiliates for which they hold managing positions. In case of termination of an agreement without serious cause as defined by the applicable law, the respective affiliate would remain obligated to compensate the Managing Board member for the remaining term of the employment agreement. QIAGEN believes that these contractual arrangements are well justified due to the long tenures of the Managing Board members.

5.	Best practice provision III.3.5 recommends that a person may be appointed to the supervisory board for a maximum of three 4-year terms.

The Chairman of the Supervisory Board, Prof. Riesner, has been a member of the Supervisory Board of QIAGEN N.V. since its establishment in 1996 and Prof. Karobath has been a Supervisory Member since 2000. Prof. Riesner has announced that he will not stand for re-appointment to the Supervisory Board in the Annual General Meeting in 2014. Prof. Karobath contributes profound scientific and industry experience from various management positions in the pharmaceutical industry to the board profile. He has a unique knowledge about QIAGEN which is considered to be highly valuable. As a result, QIAGEN strongly supports the reappointment Prof. Karobath beyond the 12-year term as recommended by the Code.

6.	Best practice provision III.7.1 recommends that a supervisory board member may not be granted any shares and / or rights to shares by way of remuneration.

QIAGEN has granted stock options to the members of the Supervisory Board as a remuneration component since its establishment. Since 2007, Supervisory Board members have also been granted restricted stock units. We believe that the reasonable level of equity based compensation which we practice allows a positive alignment of shareholder interests with the other duties of the Supervisory Board and that this practice is necessary to attract and retain Supervisory Board members as the granting of share-based compensation to Supervisory Board members is a common practice in our industry.

7.	Best practice provision IV.1.1 recommends that a general meeting of shareholders is empowered to cancel binding nominations of candidates for the management board and supervisory board, and to dismiss members of either board by a simple majority of votes of those in attendance, although the company may require a quorum of at least one third of the voting rights outstanding for such vote to have force. If such quorum is not represented, but a majority of those in attendance votes in favor of the proposal, a second meeting may be convened and its vote will be binding, even without a one-third quorum.

Our Articles of Association currently state that the General Meeting may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital. Although a deviation from provision

115

IV.1.1 of the Code, the Supervisory Board and the Managing Board hold the view that these provisions will enhance the continuity of QIAGEN’s management and policies.

Exemptions from NASDAQ Corporate Governance Standards

Exemptions from the NASDAQ corporate governance standards are available to foreign private issuers such as QIAGEN when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with QIAGEN’s initial public offering, NASDAQ granted QIAGEN exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of The Netherlands. These exemptions and the practices followed by QIAGEN are described below:

1. QIAGEN is exempt from NASDAQ’s quorum requirements applicable to meetings of ordinary shareholders. In keeping with the law of The Netherlands and generally accepted business practices in The Netherlands, QIAGEN’s Articles of Association provide that there are no quorum requirements generally applicable to meetings of the General Meeting.

2. QIAGEN is exempt from NASDAQ’s requirements regarding the solicitation of proxies and provision of proxy statements for meetings of the General Meeting. QIAGEN does furnish proxy statements and solicit proxies for meetings of shareholders. Dutch corporate law sets a mandatory (participation and voting) record date for Dutch listed companies fixed at the twenty-eighth day prior to the day of the shareholders’ meeting. Shareholders registered at such record date are entitled to attend and exercise their rights as shareholders at the General Meeting, regardless of a sale of shares after the record date.

3. QIAGEN is exempt from NASDAQ’s requirements that shareholder approval be obtained prior to the establishment of, or material amendments to, stock option or purchase plans and other equity compensation arrangements pursuant to which options or stock may be acquired by directors, officers, employees or consultants. QIAGEN is also exempt from NASDAQ’s requirements that shareholder approval be obtained prior to certain issuances of stock resulting in a change of control, occurring in connection with acquisitions of stock or assets of another company or issued at a price less than the greater of book or market value other than in a public offering. QIAGEN’s Articles of Association do not require approval of the General Meeting prior to the establishment of a stock plan. The Articles of Association also permit the General Meeting to grant the Supervisory Board general authority to issue shares without further approval of the General Meeting. QIAGEN’s General Meeting has granted the Supervisory Board general authority to issue up to a maximum of our authorized capital without further approval of the General Meeting. QIAGEN plans to seek approval of the General Meetings for stock plans and stock issuances only where required under the law of The Netherlands or under QIAGEN’s Articles of Association.

116

CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT

Remuneration Report

We are pleased to present our Remuneration Report for 2013. Our Remuneration Report for 2013 has been significantly updated with the aim of providing more information and transparency for our shareholders to foster a better understanding of the Remuneration Policy as adopted by the Annual General Meeting of Shareholders on June 14, 2005, and practices for its Managing Board.

The Compensation Committee and the Supervisory Board met regularly in 2013 to review the Remuneration Policy, which includes QIAGEN’s long-term incentive plans, against market and best-practice trends. The Supervisory Board further developed equity-based compensation instruments to better reflect current market standards. In this spirit, QIAGEN launched the “QIAGEN Commitment Program” for a group of senior managers that combines a mandatory minimum share ownership program with a long-term incentive program that is linked to the achievement of milestones contained in QIAGEN’s five-year strategic business plan.

In a second step, the Compensation Committee has developed further key changes to the long-term incentive plan that are planned to be submitted for approval to the Annual General Meeting of Shareholders scheduled to be held in June 2014. These amendments aim to strengthen the alignment of the remuneration of the Managing Board with long-term shareholder interests.

This report builds on the Remuneration Policy, the remuneration of the Managing Board in 2013 and proposals for QIAGEN’s long-term incentive plan for approval to the Annual General Meeting of Shareholders in 2014.

117

Remuneration Policy

The objective of the Remuneration Policy is to attract, retain and reward the most talented, highly qualified leaders and individuals to enable QIAGEN to achieve its strategic initiatives and operational excellence. The Policy aligns remuneration to reward individual performance as well as those of QIAGEN, and to foster sustainable growth and value creation.

The Remuneration Policy is based on a group of principles:

•	Aligned with business strategy and shareholder interests

•	Measured against specific corporate performance metrics

•	Supported by a “pay for performance” culture that rewards sustainable results

•	Competitive against remuneration offered by individual markets and selected peer group companies

•	Consistent, fair and transparent

•	Tailored to QIAGEN’s risk profile

•	Ensures social responsibility

•	Compliant with regulatory standards and local legislative requirements

Market Competitiveness

The Remuneration Policy and overall remuneration levels offered by QIAGEN are benchmarked regularly against a select peer group of companies and key markets in which QIAGEN operates to ensure overall competitiveness. QIAGEN participates in various compensation benchmarking surveys in which companies provide information on the level, as well as the structure, of compensation awarded for a broad range of positions around the world.

QIAGEN has established a peer group of companies for its own benchmarking. [9] These companies have been selected on the basis of market capitalization, competitors for talent, similar complexity and international activities, and from those operating in similar industries. This peer group consists of European and U.S.-based companies due to the international scope of QIAGEN’s activities, providing a balanced mix in the Life Sciences, Diagnostics and Pharmaceuticals industries and designed to mitigate the risk of inadvertently losing employees.

[9] Benchmarking Peer Companies

Europe	United States
Actelion Pharmaceuticals	C.R. Bard
Elan Corporation	Cepheid
H. Lundbeck	Charles River Laboratories
Ipsen	Covance
Jazz Pharmaceuticals	Genomic Health
Lonza	Hologic
Meda Pharmaceuticals	Hospira
Merck KGaA	IDEXX
Mettler Toledo	Illumina
Nobel Biocare	Kinetic Concept
Novozymes	Life Technologies (now Thermo Fisher)
Orion Oyi	Meridian
Pronova (now BASF)	Myriad Genetics
Shire Pharmaceuticals	PerkinElmer
UCB	Sigma-Aldrich
Thermo Fisher
Waters

QIAGEN aims for total direct compensation levels to be at the market median levels for comparable positions in the relevant markets, and as benchmarked against the peer group.

118

REMUNERATION REPORT Remuneration Policy

In 2013, QIAGEN hired the independent compensation consulting firm Radford to review and benchmark the Remuneration Policy and compensation levels against relevant markets and peer group companies. QIAGEN’s policies were generally seen to be well designed, and various proposals were made to further develop remuneration systems.

Supervisory Board Evaluation

The Supervisory Board evaluates the Remuneration Policy on a routine basis to review its efficiency and effectiveness in supporting QIAGEN’s long-term strategy against relevant market practices, and makes adjustments if and when appropriate. On an annual basis, the Supervisory Board sets the performance targets for the members of the Managing Board, reviews their performance against these predetermined targets and determines the remuneration and benefits in line with contractual terms.

The Supervisory Board ensures that the remuneration of the Managing Board members incentivizes the right behaviors desired for the sustainable success of QIAGEN while also providing the members with fair and attractive remuneration packages. Furthermore, the Supervisory Board performs an analysis of the possible outcomes of the variable remuneration components and how they may affect remuneration of the Managing Board members. Through its statutory power, the Supervisory Board has the right to adjust the remuneration packages of the members of the Managing Board when it feels this is appropriate, would safeguard business continuity and is in the best interests of all stakeholders.

The Compensation Committee advises the Supervisory Board and prepares resolutions with respect to the review and execution of the Remuneration Policy as adopted by the General Meeting of Shareholders on June 14, 2005. In case of policy changes, the Supervisory Board submits the proposals to the General Meeting of Shareholders for adoption.

Managing Board Remuneration Policy

Remuneration of Managing Board members consists of a combination of base salary, short-term variable cash award and several elements of long-term incentives (together, “total direct compensation”). In addition, the members of the Managing Board can receive a pension arrangement and other benefits in line with market practices.

The total target remuneration package of the Managing Board members is appropriately set in consideration with a variety of factors that include external benchmarks and the manager’s experience as well as the complexity of the position, scope and areas of responsibilities. QIAGEN aims to provide the members of the Managing Board with total direct compensation at a median level with market benchmarks.

The structure of the remuneration package for the Managing Board members is designed to balance short-term operational excellence with long-term sustainable value creation while taking into account the interests of shareholders and other stakeholders. This means that a significant portion of total remuneration consists of variable awards, which can differ substantially from year to year and depend on the achievement of corporate goals as well as individual performance.

The Remuneration Policy for the Managing Board is generally aligned and consistent with the framework for remuneration of other senior managers of QIAGEN. The various elements of the remuneration package are set out in more detail below.

Base Salary

QIAGEN aims to provide a base salary at market median level to its members of the Managing Board. Base salary levels are reviewed annually against overall market trends as well as with benchmarks from a selected group of companies. Adjustments can also be made by the Supervisory Board to compensate for inflation as well as changes in roles and responsibilities.

119

Variable Remuneration

To ensure that remuneration is linked to performance, a significant portion of remuneration to the members of the Managing Board is variable and contingent upon the performance of the individual and the Company. These goals are set annually at ambitious levels to motivate and drive performance, with a focus on achieving both long-term strategic initiatives as well as short-term objectives based on annual operational plans. Variable remuneration consists of a short-term variable cash award and long-term incentive awards. Failure to achieve certain threshold levels of performance results in no payout being made for short-term incentives.

The performance assessment of the Managing Board as a whole can extend beyond the date that variable remuneration awards are made and can continue as part of a multi-year framework. In this way, a longer-term horizon is established that ensures variable remuneration continues to remain “at risk” and that Managing Board members remain fully aligned with the interest of shareholders and other stakeholders.

Short-term Incentives

Short-term incentives consist of an annual variable cash bonus award that is based upon the achievement of predetermined annual targets. This award has two components: (a) overall financial performance (weighted at 75%); and (b) the individual’s performance (weighted at 25%). The overall financial performance is based on both corporate financial as well as defined operational or strategic milestones (called “team goals”). The financial goals include elements related to short-term financial results that include net sales, operating income and free cash flow. The team goals are a set of annual cross-functional goals aimed at achieving QIAGEN’s strategy focused on innovation and sustainable value creation with an emphasis on increasing growth, efficiency, engagement and improving customer experience.

QIAGEN does not disclose the quantitative and specific targets since these are considered to be sensitive information. However, we have outlined below the target areas and their weightings. [10]

[10] Short-term Incentive Structure

Performance criteria	Weighting
Corporate financial goals	50%

Net sales, adjusted
Operating income, adjusted
Free cash flow, adjusted

Strategic goals	25%

Accelerate organic growth and innovation
Actively enhance growth through acquisitions
Deliver efficiency and effectiveness
Increase value of QIAGEN as employer of choice
Enhance customer experiences

Personal goals	25%

The weighting of the quantitative criteria, but also the emphasis of specific drivers of these criteria may change with the strategic priorities in any given year.

For the Chief Executive Officer the target annual short-term variable cash bonus is set at 52.5 % of the annual fixed salary and the maximum is equivalent to 80.6 % of the annual fixed salary. The Chief Financial Officer has an target annual short-term variable cash bonus set at 41 % with the maximum being equivalent to 62.5 % of the annual fixed salary. The weighted performance spread for the corporate financial goals is 100 % at budget and capped at 200%. Strategic goals are capped at 110 % and individual goals at 100%. In the event that financial goals are not achieved, the members of the Managing Board are not eligible for a short-term variable cash bonus pay out.

The principles of the short-term variable cash bonus, with different weights for performance measures and different levels of target bonuses, are applicable to all employees worldwide.

In 2012 and 2013, QIAGEN offered a voluntary plan which allowed partial conversion of the target cash bonus into Performance Share Units (“PSUs”), with a two-year vesting period and financial performance vesting conditions as set out in the bonus plan.

120

REMUNERATION REPORT Remuneration Policy

Long-term Incentives

The long-term incentive plan consists of a mix of various equity-based compensation instruments. It aims to serve as a long-term alignment and retention mechanism and supports the achievement of the Company’s long-term strategic initiatives.

Grants are determined on an individual basis and approved by the Supervisory Board. Pursuant to the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the “Plan”), these equity grants include Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) and stock options, which represent rights to receive common shares at a future date (collectively also referred to as “Long-term Incentives,” or “LTIs”). In the case of PSUs, these rights are additionally conditional upon the achievement of agreed milestones.

Stock options vest in three equal installments over three years. Conditions for the vesting of the stock options include an exercise price set above the market price on the grant date (as determined by reference to an organized trading market or association).

RSUs are time-based awards which vest over a period of 10 years where typically 40 % of the grant vests on the third anniversary of the grant, 50 % at the fifth anniversary and the remaining 10 % at the tenth anniversary of the grant.

PSUs typically have the same vesting timelines, but are additionally also contingent on financial or other specific performance objectives.

The value of the granted equity awards is calculated on an implied fair market value methodology, which takes into account the exercise price of options, share prices at grant date, the risk-free interest rates, anticipated dividend ratios, market volatility and forfeiture risks. Grants sizes are determined by reference to performance achievement, sustained shareholder value creation and compensation relative to markets and peers.

For the Chief Executive Officer the target annual long-term bonus is set at 150 % of the annual fixed salary and the maximum is equivalent to 270 % of the annual fixed salary. The Chief Financial Officer has a target long-term bonus set at 125 % with the maximum being equivalent to 200 % of the annual fixed salary.

QIAGEN’s practice has been increasingly focused on granting a major part of variable remuneration in equity-based compensation instruments. This ensures that Managing Board members have interests strongly aligned with long-term shareholders.

Remuneration Structure Overview

Chart [11] illustrates the remuneration mix of the Managing Board if targets are achieved and exceeded in the event of delivering superior performance. Pension and other benefits are not included.

QIAGEN Commitment Program

In 2013, the “QIAGEN Commitment Program” was launched for members of the Managing Board and a select group of senior managers.

The program was launched in October 2013 with the establishment of goals for the years 2014 – 2016 that must be achieved in line with QIAGEN’s five-year business plan. Equity instruments were granted in 2013 that have specific vesting requirements related to these goals but the program is in fact a performance-based compensation system for the years 2014 – 2016.

The QIAGEN Commitment Program combines grants of long-term incentives linked to the achievement of financial goals as defined in QIAGEN’s five-year business plan with a mandatory minimum share ownership program.

121

[11] Remuneration Mix of the Managing Board

Commitment Performance Share Units

The program’s PSU instruments (Commitment PSUs) are directly linked to the achievement of financial milestones as defined in QIAGEN’s five-year business plan.

The performance triggers for these PSUs are defined by financial milestones as outlined in QIAGEN’s five-year business plan and based on the plan’s targets after the third full calendar year. The respective hurdles for vesting have been approved by the Supervisory Board and include Sales, EBIT and QIAGEN Value Added targets. QIAGEN Value Added is QIAGEN’s profit measurement defined as net operation income profit after tax less a capital charge. Commitment PSUs vest over three (40%), five (50%) and ten years (10%).

As part of this program, the company will discontinue the granting of annual stock option awards.

Mandatory Share Holding

Included in QIAGEN’s Commitment Program and as a condition of eligibility for the PSU awards, is a mandatory minimum shareholding requirement.

Upon vesting of the Commitment PSUs, the CEO is required to hold QIAGEN shares that correspond to an equivalent of 2x base salary and the CFO to an equivalent of 1.5x base salary. Failure to maintain mandatory holding of shares will result in immediate cancelation of the Commitment PSUs and may result in reduction of other long-term incentive awards.

The Chief Executive Officer already owns 1.92 million (0.82%) of QIAGEN shares.

122

REMUNERATION REPORT Remuneration Policy

Pensions

Members of the Managing Board participate in a defined contribution benefit plan. The target retirement age under the plan is age 65. The participant and employer both contribute to the plan. The participant is entitled to a one-time pension payment upon retirement. In the event that the Managing Director’s service should be terminated prior to age 65, the employee-financed portion of the pension expectancy will fall to the employee while the employer-financed portion will be due to the employee only if the termination occurs after the fifth anniversary of participation in the plan.

Loans

Members of the Managing Board have not been provided with any loans.

Other Benefits

In addition to the remuneration described above, other benefits may be provided to members of the Management Board. These include customary benefits such as insurances, company vehicles and legal and tax assistance.

Employment Contracts

The employment contracts of the members of the Managing Board are determined by the Supervisory Board and are built to comply with the framework of the Remuneration Policy. The employment contracts are set in accordance with Dutch law. Due to the holding company nature of the legal entity QIAGEN N.V., the members of the Managing Board are in addition employed by foreign QIAGEN affiliates. The Dutch employment agreements are the basis for the “comply or explain” comparisons to the provisions of the Dutch Corporate Governance Code (hereinafter the “Code”) which includes a number of non-mandatory principles and provisions. To the extent the provisions, policies or other do not apply, the Company explains and gives reasons for their non-application.

QIAGEN is concordant with almost all of the Code principles and provisions and intents to adhere to the highest standards at all time.

Term of Employment

The employment contracts of existing members of the Managing Board have been entered for an indefinite period of time. No arrangements for early retirement of the Managing Board members are offered.

Members of the Managing Board are appointed annually by the General Meeting of Shareholders.

Notice Period and Severance

The employment contracts of Managing Board members end by notice of either party. The notice period by a Managing Board member is subject to a term of three months. The notice period by the Company is subject to a six-month term. The members of the Managing Board have additional employment agreements with other QIAGEN affiliates in jurisdictions outside the Netherlands that have notice periods deviating from terms in the employment agreements with QIAGEN N.V. In case of termination of an agreement without serious cause as defined by the applicable law, the respective affiliate would remain obligated to compensate the Managing Board member for the remaining term of the employment agreement, whereas the Code recommends as severance, in the case of dismissal, a maximum sum equivalent to one year of salary or when this is manifestly unreasonable, during the first term of office, two times the annual salary. QIAGEN believes that its current contractual arrangements are well justified due to the long tenures of the Managing Board members. The Supervisory Board will provide best efforts to ensure that failure and poor performance are not rewarded in the event of a termination.

Change in Control

In the event of the sale or the transfer of all or substantially all of the Company’s assets or business to an acquirer in one or several transactions, including a merger, consolidation or a transfer of shares to a third party (a “Transaction”), the members

123

of the Managing Board are entitled to a change of control payment commensurate to a multiple (for Peer M. Schatz 5, for Roland Sackers 3) of annual salary (fixed payment plus annual bonus, includes salaries and bonuses set forth in employment agreements with other QIAGEN affiliates). Further, stock options, RSUs and PSUs that are granted to the members of the Managing Board would be subject to an accelerated vesting in case of a Transaction.

Clawback Provisions

The Supervisory Board has the right to recover variable remuneration from members of the Managing Board on the basis of its statutory powers.

New Hires

The terms and conditions of employment for new members of the Managing Board will adhere to their full extent, where sensible, to the Code and to the Bill on Management and Supervision that was enacted on January 1, 2013.

2013 Managing Board Remuneration

The remuneration of the members of the Managing Board for 2013 was determined on the basis of the Remuneration Policy.

The level and structure of remuneration was determined in light of, among other things, the business and financial results, strategic position, share price performance, individual performance, market competitiveness and other developments relevant to QIAGEN. Independent external compensation surveys have been taken into account in determining the appropriate remuneration levels for the members of the Managing Board.

Base Salary

Following a review of the salaries of the members of the Managing Board, taking into account competitive market rates and economic factors, the base salary levels for the Managing Board have been adjusted partially to compensate inflation in 2013.

The following table sets forth 2013 base salary levels for the Managing Board members. [12]

[12] Base Salary

2013
Peer M. Schatz	$1,328,400
Roland Sackers	$580,800

Short-term Incentives

Despite the difficult economic environment the Managing Board delivered improved results in 2013, while building an improved foundation and a broad range of attractive growth opportunities. QIAGEN delivered sales growth in all regions and customer classes along with improved profitability while broadening QIAGEN’s geographic presence. Strategic initiatives were executed in 2013 to accelerate innovation and growth along with creating new drivers for future growth. Good progress has been made with delivering efficiency and effectiveness initiatives generating faster growth, improving profitability, higher cash flows and QIAGEN’s position as an employer of choice and enhancing customer experience.

The assessment of the performance of the Managing Board results in the pay out of an annual variable cash award as presented in the table below. [13]

[13] Variable Annual Cash Award

	Annual cash bonus	As % of base salary
Peer M. Schatz	$632,600	48%
Roland Sackers	$219,800	38%

124

REMUNERATION REPORT Remuneration Policy

Members of the Managing Board were offered the opportunity to convert a portion of the 2013 annual cash bonus award, which was derived from the achievement of the financial goals, into PSUs. The Managing Board received their annual cash bonus award as the following, including the conversion into PSUs: [14]

[14] Conversion of Annual Cash Award

	Cash award	Conversion to PSUs
Peer M. Schatz	$159,700	$472,900
Roland Sackers	$58,700	$161,100

As performance condition the financial targets communicated in the bonus plan are applied.

Long-term Incentives

Based on the performance of the individual member of the Managing Board and taking into account total compensation levels relative to markets, the members of the Managing Board have been granted long-term incentive awards for the 2013 financial year.

Size and value of the awards granted to members of the Managing Board are in line with industry practice and comparable awards granted by our peers to their senior executives.

The following table shows the long-term incentive awards granted to the individual Managing Board member for the 2013 financial year. [15]

[15] Long-term Incentives Granted in 2013

	RSUs granted	Options granted	*PSUs granted
Peer M. Schatz	419,717	137,859	501,079
Roland Sackers	132,065	43,378	158,724

*	Includes PSUs partially converted from 2013 annual cash bonus award.

The commitment PSUs granted in October 2013 are a performance-based compensation component for the years 2014 – 2016. These PSUs replace all future stock options grants and vest over three (40%), five (50%) and 10 years (10%).

Pensions

During 2013, approximately $ 180,000 was accrued by QIAGEN to provide pension benefits to the members of the Managing Board.

Other Benefits

The members of the Managing Board received other emoluments equivalent to a total sum of $ 67,400 in addition to the compensation and pension benefit. These may include costs related to insurance, company vehicles, tax assistance, travel and relocation costs.

125

Future Development of the Remuneration Policy

The Supervisory Board annually reviews the Company’s remuneration practices to ensure they remain aligned with business demands, shareholder interests and developments among peer companies.

The Remuneration Policy will be updated with further adjustments to further maximize the commitment and the vested interest in QIAGEN of its senior executives. It aims to further simplify QIAGEN’s long-term incentive practice and foster remuneration for long-term sustainable economic and shareholder value creation, alignment of the interests of the senior executives with those of shareholders, and to ensure retention.

As such, the following adjustments to QIAGEN’s long-term incentive practice, as part of its Remuneration Policy, are considered to be applied in the future:

•

Annual long-term incentive awards, as part of the remuneration of the members of the Managing Board, will include PSUs and may include cash bonus arrangements linked to long-term performance criteria, Stock Options and RSUs will no longer be granted regularly.

•	PSUs will be subject to the achievement of absolute as well as relative performance measurements.

•

Absolute performance measures will be based on QIAGEN’s financial performance (such as net sales, adjusted operating income and free cash flow) as set out in the annual bonus plan, with a target level for 100 % achievement set on 100 % of the budget.

•	Relative performance measurements will include external and /or internal performance targets and comparisons.

The long-term, multi-year vesting schedule remains unchanged for the Managing Board.

[16] 2013 Compensation Overview

	Fixed compensation			Short-term incentives
	Base salary	Other	Total fixed income	Annual cash bonus award
Peer M. Schatz	$1,328,400	$6,100	$1,334,500	$159,700
Roland Sackers	$580,800	$61,300	$642,100	$58,700

[1]	Underlying shares will not be issued before vesting dates in 2016, 2018, 2023.

[2]	The perceived fair market value of RSUs is significantly lower than the compensation expense due to long term vesting and forfeiture risk.

[3]	Issuance of underlying shares subject to achievement of Commitment Program goals and three, five and ten year vesting.

126

REMUNERATION REPORT Future Development of the Remuneration Policy

Long-term incentives						Pension benefits
Number of options granted	Related recognized compensation expenses for 2013	Number of RSUs granted [1]	Related recognized compensation expenses for 2013 [2]	Number of PSUs granted [3]	Related recognized compensation expenses for 2013	Defined contribution benefit plan
137,859	$733,258	419,717	$6,709,616	501,079	$1,096,131	$86,400
43,378	$241,173	132,065	$1,938,879	158,724	$363,170	$97,200

127

Financial Results
130	Consolidated Financial Statements

138	Notes to Consolidated Financial Statements

192	Auditor’s Report

Financial Results

1,301,984
2009
2010
2011
2012
2013

Net sales in $ 1,000

FINANCIAL RESULTS

Financial Results

[1] Consolidated Balance Sheets: Assets

		As of December 31
$ 1,000	Note	2013	2012
Assets
Current assets:
Cash and cash equivalents		330,303	394,037
Short-term investments	(7)	49,923	90,451
Accounts receivable, net of allowance for doubtful accounts of $10,683 and $ 5,221 in 2013 and 2012, respectively	(3)	259,710	250,729
Income taxes receivable		46,874	39,150
Inventories, net	(3)	128,097	135,293
Prepaid expenses and other current assets	(8)	66,290	55,363
Deferred income taxes	(16)	39,692	27,598

Total current assets		920,889	992,621

Long-term assets:
Property, plant and equipment, net	(9)	445,044	418,932
Goodwill	(11)	1,855,691	1,759,898
Intangible assets, net of accumulated amortization of $ 630,136 and $ 532,006 in 2013 and 2012, respectively	(11)	790,405	853,872
Deferred income taxes	(16)	5,081	2,323
Other long-term assets		71,282	59,985

Total long-term assets		3,167,503	3,095,010

Total assets		4,088,392	4,087,631

The accompanying notes are an integral part of these consolidated financial statements.

130

FINANCIAL RESULTS Consolidated Financial Statements

[2] Consolidated Balance Sheets: Liabilities and Equity

			As of December 31
$ 1,000, except par value	Note		2013	2012
Liabilities and equity
Current liabilities:
Current portion of long-term debt	(15)		207	948
Accounts payable			50,869	51,311
Accrued and other liabilities (of which $ 6,943 and $ 7,008 in 2013 and 2012 due to related parties)	(12	) (23)	245,236	196,447
Income taxes payable			38,131	14,863
Deferred income taxes	(16)		2,595	3,300

Total current liabilities			337,038	266,869

Long-term liabilities:
Long-term debt, net of current portion (of which $ 445,000 in 2013 and 2012 due to related parties)	(15	) (23)	845,276	846,044
Deferred income taxes	(16)		143,760	191,609
Other liabilities			38,447	58,746

Total long-term liabilities			1,027,483	1,096,399

Commitments and contingencies	(20)
Equity:
Preference shares, 0.01 EUR par value, authorized – 450,000 shares, no shares issued and outstanding			—	—
Financing preference shares, 0.01 EUR par value, authorized – 40,000 shares, no shares issued and outstanding			—	—
Common Shares, 0.01 EUR par value, authorized – 410,000 shares, issued – 239,707 and 236,487 shares at December 31, 2013 and 2012, respectively			2,812	2,769
Additional paid-in capital			1,777,894	1,718,163
Retained earnings			1,054,431	985,434
Accumulated other comprehensive (loss) income	(17)		(4,192)	43,991
Less treasury shares, at cost – 5,817 and 1,943 shares at December 31, 2013 and 2012, respectively	(18)		(116,613)	(35,653)
Equity attributable to the owners of QIAGEN N.V.			2,714,332	2,714,704
Non-controlling interest			9,539	9,659

Total equity			2,723,871	2,724,363

Total liabilities and equity			4,088,392	4,087,631

The accompanying notes are an integral part of these consolidated financial statements.

131

[3] Consolidated Statements of Income

				Years ended December 31
$ 1,000, except per share data	Note		2013	2012	2011
Net sales	(3)		1,301,984	1,254,456	1,169,747
Cost of sales			486,494	430,432	419,938
Gross profit			815,490	824,024	749,809

Operating expenses:
Research and development	(3)		146,070	122,476	130,636
Sales and marketing			371,523	343,549	307,332
General and administrative, restructuring, integration and other	(3	) (6)	199,072	152,068	185,507
Acquisition-related intangible amortization			35,495	36,117	26,746
Total operating expenses			752,160	654,210	650,221

Income from operations			63,330	169,814	99,588

Other income (expense):
Interest income			2,299	2,382	6,128
Interest expense			(30,882)	(23,452)	(25,358)
Other income (expense), net			2,591	(3,591)	15,854

Total other expense, net			(25,992)	(24,661)	(3,376)

Income before income taxes			37,338	145,153	96,212
Income taxes	(3	) (16)	(31,760)	15,616	1,263

Net income			69,098	129,537	94,949

Net income (loss) attributable to non-controlling interest			25	31	(1,089)
Net income attributable to the owners of QIAGEN N.V.			69,073	129,506	96,038
Basic net income per common share attributable to the owners of QIAGEN N.V.			0.30	0.55	0.41
Diluted net income per common share attributable to the owners of QIAGEN N.V.			0.29	0.54	0.40
Weighted average common shares outstanding (in thousands)
Basic	(19)		234,000	235,582	233,850
Diluted	(19)		242,175	240,746	239,064

The accompanying notes are an integral part of these consolidated financial statements.

132

FINANCIAL RESULTS Consolidated Financial Statements

[4] Consolidated Statements of Comprehensive Income

	Years ended December 31
$ 1,000	Note	2013	2012	2011
Net income		69,098	129,537	94,949
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Gains on cash flow hedges, before tax	(13)	—	305	5,417
Reclassification adjustments on cash flow hedges, before tax	(13)	—	781	(3,961)
Cash flow hedges, before tax		—	1,086	1,456
(Gains) losses on pensions, before tax		117	(863)	180
Foreign currency translation adjustments, before tax		(45,807)	27,639	(51,383)
Other comprehensive (loss) income, before tax		(45,690)	27,862	(49,747)
Income tax relating to components of other comprehensive (loss) income		(2,151)	416	(1,174)
Total other comprehensive (loss) income, after tax		(47,841)	28,278	(50,921)

Comprehensive income		21,257	157,815	44,028

Comprehensive (income) loss attributable to non-controlling interest		(367)	(222)	3,160

Comprehensive income attributable to the owners of QIAGEN N.V.		20,890	157,593	47,188

The accompanying notes are an integral part of these consolidated financial statements.

133

[5] Consolidated Statements of Changes in Equity

		Common shares		Additional paid-in	Retained
$ 1,000, except number of shares	Note	Shares	Amount	capital	earnings
Balance at December 31, 2010		233,115	2,724	1,648,985	759,890
Acquisition of Ipsogen S.A.		—	—	—	—
Acquisition of Ipsogen S.A. shares from non-controlling interests		—	—	—	—
Net income		—	—	—	96,038
Unrealized gain, net on hedging contracts		—	—	—	—
Realized gain, net on hedging contracts		—	—	—	—
Unrealized gain, net on pension	(17)	—	—	—	—
Translation adjustment, net	(17)	—	—	—	—
Common stock issuances under employee stock plans		1,106	15	8,763	—
Tax benefit of employee stock plans		—	—	(4,565)	—
Share-based compensation	(21)	—	—	19,539	—
Proceeds from subscription receivables		—	—	1,011	—

Balance at December 31, 2011		234,221	2,739	1,673,733	855,928

Acquisition of Ipsogen S.A. shares from non-controlling interests		—	—	—	—
Net income		—	—	—	129,506
Unrealized gain, net on hedging contracts		—	—	—	—
Realized loss, net on hedging contracts		—	—	—	—
Unrealized gain, net on pension	(17)	—	—	—	—
Translation adjustment, net	(17)	—	—	—	—
Purchase of treasury shares		—	—	—	—
Common stock issuances under employee stock plans		2,266	30	16,549	—
Excess tax benefit of employee stock plans		—	—	1,489	—
Share-based compensation	(21)	—	—	25,356	—
Proceeds from subscription receivables		—	—	1,036	—

Balance at December 31, 2012		236,487	2,769	1,718,163	985,434

Acquisition of Ipsogen S.A. shares from non-controlling interests		—	—	—	—
Net income		—	—	—	69,073
Unrealized gain, net on pension	(17)	—	—	—	—
Translation adjustment, net	(17)	—	—	—	—
Purchase of treasury shares	(18)	—	—	—	—
Common stock issuances under employees stock plans		3,220	43	20,301	(76)
Tax benefit of employee stock plans		—	—	433	—
Share-based compensation	(21)	—	—	37,935	—
Proceeds from subscription receivables		—	—	1,062	—

Balance at December 31, 2013		239,707	2,812	1,777,894	1,054,431

The accompanying notes are an integral part of these consolidated financial statements.

134

FINANCIAL RESULTS Consolidated Financial Statements

Accumulated other comprehensive	Treasury shares		Equity attributable to the owners of	Non- controlling	Total
income (loss)	Shares	Amount	QIAGEN N.V.	interest	equity
64,754	—	—	2,476,353	—	2,476,353
—	—	—	—	42,437	42,437
—	—	—	—	(29,783)	(29,783)
—	—	—	96,038	(1,089)	94,949
3,707	—	—	3,707	—	3,707
(2,825)	—	—	(2,825)	—	(2,825)
126	—	—	126	—	126
(49,858)	—	—	(49,858)	(2,071)	(51,929)

—	—	—	8,778	—	8,778
—	—	—	(4,565)	—	(4,565)
—	—	—	19,539	—	19,539
—	—	—	1,011	—	1,011

15,904	—	—	2,548,304	9,494	2,557,798

—	—	—	—	(57)	(57)
—	—	—	129,506	31	129,537
209	—	—	209	—	209
553	—	—	553	—	553
(598)	—	—	(598)	—	(598)
27,923	—	—	27,923	191	28,114
—	(1,943)	(35,653)	(35,653)	—	(35,653)

—			16,579	—	16,579
—	—	—	1,489	—	1,489
—	—	—	25,356	—	25,356
—	—	—	1,036	—	1,036

43,991	(1,943)	(35,653)	2,714,704	9,659	2,724,363

—	—	—	—	(487)	(487)
—	—	—	69,073	25	69,098
82	—	—	82	—	82
(48,265)	—	—	(48,265)	342	(47,923)
—	(4,149)	(86,029)	(86,029)	—	(86,029)
—	275	5,069	25,337	—	25,337
—	—	—	433	—	433
—	—	—	37,935	—	37,935
—	—	—	1,062	—	1,062

(4,192)	(5,817)	(116,613)	2,714,332	9,539	2,723,871

135

[6] Consolidated Statements of Cash Flows

	Years ended December 31
$ 1,000	Note	2013	2012	2011
Cash flows from operating activities:
Net income		69,098	129,537	94,949
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		199,355	197,892	167,377
Non-cash acquisition, impairment and restructuring related costs		42,768	16,909	43,029

Share-based compensation expense	(21)	37,935	25,356	19,539
Excess tax benefits from share-based compensation		(3,130)	(1,489)	(4,153)
Deferred income taxes	(16)	(68,086)	(22,767)	(31,861)
Changes in fair value of contingent consideration	(14)	(11,127)	(11,463)	253
Other		(13,521)	(5,227)	(1,437)

Net changes in operating assets and liabilities:
Accounts receivable	(3)	(14,921)	(14,289)	(28,203)
Inventories	(3)	(17,499)	(20,376)	(15,945)
Prepaid expenses and other	(8)	(9,620)	3,456	(10,082)
Other assets		257	7	(4,183)
Accounts payable		(6,793)	(9,945)	7,261
Accrued and other liabilities	(12)	26,262	(13,255)	19,577
Income taxes	(16)	23,829	(35,328)	(6,244)
Other		4,150	5,862	(5,098)
Net cash provided by operating activities		258,957	244,880	244,779

Cash flows from investing activities:
Purchases of property, plant and equipment		(84,468)	(101,996)	(86,805)
Proceeds from sale of equipment		44	1,312	2,020
Purchases of intangible assets		(34,225)	(26,089)	(34,583)
Cash paid for investments		(4,319)	(8,173)	(19,284)
Purchases of short-term investments	(7)	(20,346)	(39,942)	(186,817)
Sales of short-term investments	(7)	63,146	5,999	242,630
Cash paid for acquisitions, net of cash acquired	(5)	(170,546)	(131,997)	(457,483)
Other investing activities		(1,021)	—	—
Net cash used in investing activities		(251,735)	(300,886)	(540,322)

136

FINANCIAL RESULTS Consolidated Financial Statements

[6] Consolidated Statements of Cash Flows (continued)

	Years ended December 31
$ 1,000	Note	2013	2012	2011
Cash flows from financing activities:
Net repayment / proceeds from short-term debt	(15)	(1,451)	(143,311)	142,329
Proceeds from debt	(15)	13	400,000	44,000
Repayment of debt	(15)	(2,285)	(1,607)	(469,857)
Cash paid for debt issuance costs	(15)	—	(2,084)	—
Principal payments on capital leases		(4,215)	(3,780)	(3,703)
Proceeds from subscription receivables		1,062	1,036	1,011
Excess tax benefits from share-based compensation		3,130	1,489	4,153
Proceeds from the exercise of stock options		25,337	16,579	8,778
Purchase of treasury shares	(18)	(86,029)	(35,653)	—
Acquisition of non-controlling interest		(487)	(57)	(29,783)
Other financing activities		(3,834)	(6,008)	(7,558)

Net (used in) provided by financing activities		(68,759)	226,604	(310,630)

Effect of exchange rate changes on cash and cash equivalents		(2,197)	2,306	(1,101)
Net (decrease) increase in cash and cash equivalents		(63,734)	172,904	(607,274)
Cash and cash equivalents, beginning of year		394,037	221,133	828,407
Cash and cash equivalents, end of year		330,303	394,037	221,133

Supplemental cash flow disclosures:
Cash paid for interest		31,000	17,298	20,760
Cash paid for income taxes		14,518	61,586	41,494
Supplemental disclosure of non-cash investing and financing activities:
Equipment purchased through capital lease		449	492	545

Investment acquired in non-monetary exchange		—	3,842	—

Intangible assets acquired in non-monetary exchange		—	5,658	—

The accompanying notes are an integral part of these consolidated financial statements.

137

Notes to Consolidated Financial Statements

December 31, 2013

1.	Corporate Information and “Basis of Presentation”

QIAGEN N.V. is a public limited liability company (‘naamloze vennootschap’) under Dutch law with registered office at Spoorstraat 50, Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is a leading provider of innovative Sample and Assay Technologies. These technologies – consumable products such as sample and assay kits and automated instrumentation systems – empower customers to transform raw biological samples into valuable molecular information. We serve four major customer classes: Molecular Diagnostics laboratories; Applied Testing customers in fields such as forensics, veterinary diagnostics and food safety; Pharmaceutical research and development groups, and Academic researchers. We market our products in more than 100 countries.

The accompanying consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (GAAP) and all amounts are presented in U.S. dollars rounded to the nearest thousand, unless otherwise indicated. The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, contingent consideration and available-for-sale financial instruments that have been measured at fair value.

On April 29, 2013, we acquired Ingenuity Systems, Inc., located in Redwood City, California (Ingenuity) and on August 23, 2013 we acquired CLC bio (CLC), located in Aarhus, Denmark. Accordingly, as of the acquisition dates, all of the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include Ingenuity’s and CLC’s operating results beginning April 29, 2013 and August 22, 2013, respectively. On May 3, 2012, we acquired AmniSure International LLC, located in Boston, Massachusetts (AmniSure). Accordingly, as of May 3, 2012, all of the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include AmniSure’s operating results from May 3, 2012.

138

FINANCIAL RESULTS Notes to Consolidated Financial Statements

2.	Effects of New Accounting Pronouncements

Adoption of New Accounting Standards

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities,” (ASU 2011-11). ASU 2011-11 enhances disclosures regarding financial instruments and derivative instruments. Entities are required to provide both net information and gross information for these assets and liabilities in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. The requirements of ASU 2011-11 are to be applied retrospectively and became effective for us on January 1, 2013. We did not have any offsetting arrangements during 2013 and therefore the adoption of this standard update did not have an effect on our disclosures.

In July 2012, the FASB issued ASU No. 2012-02, “Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment” (ASU 2012-02), allowing entities the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. If the qualitative assessment indicates it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, the quantitative impairment test is required. Otherwise, no testing is required. ASU 2012-02 became effective for us in the period beginning January 1, 2013 and its adoption did not have an effect on our financial position, results of operations or cash flows.

In February 2013, the FASB issued ASU No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (ASU 2013-02). Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income (AOCI) by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 became effective for us on January 1, 2013. See Note 17 for information on AOCI balances. There were no significant reclassifications out of AOCI to net income for the years ended December 31, 2013, 2012 and 2011, respectively.

139

In July 2013, the FASB issued ASU No. 2013-10 (ASU 2013-10), “Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes” (a consensus of the FASB Emerging Issues Task Force), which permits the use of the Fed Funds Effective Swap Rate (also referred to as the Overnight Index Swap Rate), in addition to the U.S. Treasury rate (UST) and London Interbank Offered Rate (LIBOR), as a U.S. benchmark interest rate for hedge accounting purposes under FASB ASC Topic 815, Derivatives and Hedging. Under ASU 2013-10, entities should apply the ASU prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. We did not have any qualifying or redesignated hedging relationships during 2013 and therefore the adoption of this standard update did not have an effect on our financial position, results of operations or cash flows.

New Accounting Standards Not Yet Adopted

In February 2013, the FASB issued Accounting Standards Update No. 2013-04, “Liabilities (Topic 405) – Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date” (ASU 2013-04). The amendments in this update provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this update is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The requirements of ASU 2013-04 will become effective for us on January 1, 2014. We do not expect the adoption of these provisions to have a material impact on our consolidated financial statements.

In March 2013, the FASB issued Accounting Standards Update No. 2013-05, “Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (ASU 2013-05). The amendments in ASU 2013-05 provide guidance on releasing Cumulative Translation Adjustments (CTA) when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. In addition, these amendments provide guidance on the release of CTA in partial sales of equity method investments and in step acquisitions. For public entities, the amendments are effective on a prospective basis for fiscal years and interim reporting periods within those years, beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted and early adoption is permitted. ASU 2013-05 will become effective for us in the period beginning January 1, 2014 and the adoption is not expected to have an effect on our financial position, results of operations or cash flows.

140

FINANCIAL RESULTS Notes to Consolidated Financial Statements

In July 2013, the FASB issued Accounting Standards Update No. 2013-11 (ASU 2013-11), “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (a consensus of the FASB Emerging Issues Task Force), which requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss (NOL) carryforward, or similar tax loss or tax credit carryforward, rather than as a liability when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. The ASU does not require new disclosures. It is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption and retrospective application are permitted. ASU 2013-11 will become effective for us in the period beginning January 1, 2014 and we are currently evaluating the impact the adoption will have on our financial statements.

3.	Summary of Significant Accounting Policies and Critical Accounting Estimates

Principles of Consolidation

The consolidated financial statements include the accounts of QIAGEN N.V. and its wholly-owned subsidiaries that are not considered variable interest entities. All significant intercompany accounts and transactions have been eliminated. Investments in companies where we exercise significant influence over the operations but do not have control, and where we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method. When there is a portion of equity in an acquired subsidiary not attributable, directly or indirectly, to the Company, we record the fair value of the non-controlling interests at the acquisition date and classify the amounts attributable to non-controlling interests separately in equity in the consolidated financial statements. Any subsequent changes in the Company’s ownership interest while the Company retains its controlling financial interest in its subsidiary are accounted for as equity transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

141

Concentrations of Risk

We buy materials for products from many suppliers, and are not dependent on any one supplier or group of suppliers for the business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors were delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities in order to produce certain products and sales levels could be negatively affected. Additionally, our customers include researchers at pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which our products are used could have a significant effect on the demand for our products.

The financial instruments used in managing our foreign currency and interest rate exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. We attempt to minimize this risk by limiting the counterparties to a diverse group of highly-rated international financial institutions. The carrying values of our financial instruments incorporate the non-performance risk by using market pricing for credit risk. However, we have no reason to believe that any counterparties will default on their obligations and therefore do not expect to record any losses as a result of counterparty default. In order to minimize our exposure with any single counterparty, we have entered into master agreements which allow us to manage the exposure with the respective counterparty on a net basis. In connection with such agreements, we do not require and are not required to pledge collateral for derivative transactions.

Other financial instruments that potentially subject us to concentrations of credit risk are cash and cash equivalents, short-term investments, and accounts receivable. We attempt to minimize the risks related to cash and cash equivalents and short-term investments by dealing with highly-rated financial institutions and investing in a broad and diverse range of financial instruments. We have established guidelines related to credit quality and maturities of investments intended to maintain safety and liquidity. Concentration of credit risk with respect to accounts receivable is limited due to a large and diverse customer base, which is dispersed over different geographic areas. Allowances are maintained for potential credit losses and such losses have historically been within expected ranges.

Foreign Currency Translation

Our reporting currency is the U.S. dollar and our subsidiaries’ functional currencies are generally the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of equity at historical rates. Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income as a component of other income, net. Realized gains or losses on the value of derivative contracts entered into to hedge the exchange rate exposure

142

FINANCIAL RESULTS Notes to Consolidated Financial Statements

of receivables and payables are also included in net income as a component of other income, net. The net gain (loss) on foreign currency transactions in 2013, 2012 and 2011 was $ 5.6 million, $(7.2) million, and $ 12.4 million, respectively, and is included in other (expense) income, net.

[7] Exchange Rates for Key Currencies

	Closing rate as at December 31,		Annual average rate
($ equivalent for one)	2013	2012	2013	2012
Euro (EUR)	1.3791	1.3194	1.3281	1.2856
Pound Sterling (GBP)	1.6542	1.6167	1.5642	1.5850
Swiss Franc (CHF)	1.1234	1.0929	1.0791	1.0666
Australian Dollar (AUD)	0.8942	1.0379	0.9683	1.0358
Canadian Dollar (CAD)	0.9400	1.0043	0.9710	1.0007
Japanese Yen (JPY)	0.0095	0.0116	0.0103	0.0125
Chinese Yuan (CNY)	0.1652	0.1605	0.1626	0.1585

Segment Information

We determined that we operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. In addition, we have a common basis of organization and types of products and services which derive revenues and consistent product margins. Accordingly, we operate and make decisions as one reporting unit.

Revenue Recognition

Our revenues are reported net of sales and value-added taxes, discounts and sales allowances, and are derived primarily from the sale of consumable and instrumentation products, and to a much lesser extent, from the sale of services, intellectual property and technology. We recognize revenue when four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured.

Consumable and Related Products: Revenue from consumable product sales typically accounts for approximately 83-87 % of our net sales and is generally recognized upon transfer of title consistent with the shipping terms. We maintain a small amount, on average less than $ 3.0 million in total, of consignment inventory at certain customer locations. Revenues for the consumable products which are consigned in this manner are recognized upon consumption. We generally allow returns of consumable products if the product is returned in a timely manner and in good condition. Allowances for returns are provided for based upon the historical pattern of returns and Management’s evaluation of specific factors that impact the risk of returns.

143

Revenues from related products include license fees, software-as-a-service (SaaS), intellectual property and patent sales, royalties and milestone payments and typically account for approximately 1-3 % of our net sales. License fees from research collaborations include payments for technology transfer and access rights. Non-refundable, up-front payments received in connection with collaborative research and development agreements are generally deferred and recognized on a straight-line basis over the contract period during which there is any continuing obligation. Revenue from SaaS arrangements is recognized ratably over the duration of the agreement unless the terms of the agreement indicate that revenue should be recognized in a different pattern, for example based on usage. Revenue from intellectual property and patent sales is recognized when earned, either at the time of sale, or over the contract period when licensed. Payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. Royalties from licensees are based on reported sales of licensed products and revenues are calculated based on contract terms when reported sales are reliably measurable, fees are fixed or determinable and collectability is reasonably assured.

Instrumentation: Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts and typically account for approximately 10-15 % of net sales. Revenue from instrumentation equipment is recognized when title passes to the customer, upon either shipment or written customer acceptance after satisfying any installation and training requirements.

We offer our customers access to our instrumentation via reagent rental agreements which place instrumentation with customers without requiring them to purchase the equipment. Instead, we recover the cost of providing the instrumentation in the amount charged for Sample and Assay Technology consumable products. The instruments placed with customers under a reagent rental agreement are depreciated and charged to cost of sales on a straight-line basis over the estimated life of the instrument, typically 3 to 5 years. The costs to maintain these instruments in the field are charged to cost of sales as incurred. Revenue from these reagent rental agreements is allocated to the elements within the arrangement (the lease, the sale of consumables and / or services) in accordance with ASC 605-25, Revenue Recognition–Multiple-Element Arrangements and recognized for each unit of accounting as appropriate.

We have contracts with multiple elements which include instrumentation equipment, either leased under a reagent rental agreement or sold directly, together with other elements such as installation, training, extended warranty services or product maintenance contracts or consumable products. These contracts are accounted for under ASC 605-25, Revenue Recognition – Multiple-Element Arrangements. Multiple-element arrangements are assessed to determine whether there is more than one unit of accounting. In order for a deliverable to qualify as a separate unit of accounting, all of the following criteria must be met:

•	The delivered items have value to the client on a stand-alone basis;

144

FINANCIAL RESULTS Notes to Consolidated Financial Statements

•	The arrangement includes a general right of return relative to the delivered items, and

•	Delivery or performance of the undelivered items is considered probable and substantially in the control of the Company.

Arrangement consideration is allocated at the inception of the arrangement to all deliverables on the basis of their relative selling price. Effective as of January 1, 2011, when applying the relative selling price method, the selling price for each deliverable is determined using (a) vendor-specific objective evidence of selling price, if it exists; or otherwise (b) third-party evidence of selling price. If neither vendor-specific objective evidence nor third-party evidence of selling price exists for a deliverable, then the best estimated selling price for the deliverable is used. Prior to January 1, 2011, only the vendor-specific objective evidence of selling price was used. The arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value. Revenue is then recognized using a proportional-performance method, such as recognizing revenue based on relative fair value of products or services delivered, or on a straight-line basis as appropriate. If these criteria are not met, deliverables included in an arrangement are accounted for as a single unit of accounting and revenue and costs are deferred until the period in which the final deliverable is provided.

Deliverables in our multiple-element arrangements include instrumentation equipment installation, training, extended warranty services or product maintenance contracts or consumable products. We have evaluated the deliverables in our multiple-element arrangements and concluded that they are separate units of accounting because the delivered item or items have value to the customer on a stand-alone basis and for an arrangement that includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control. Revenues from installation and training are recognized as services that are completed, based on vendor-specific objective evidence (VSOE), which is determined by reference to the price customers pay when the services are sold separately. Revenues from extended warranty services or product maintenance contracts are recognized on a straight-line basis over the term of the contract, typically one year. VSOE of fair value of extended warranty services or product maintenance is determined based on the price charged for the maintenance and support when sold separately. Revenues from the instrumentation equipment and consumable products are recognized when the products are delivered and there are no further performance obligations. VSOE of fair value of instrumentation equipment and consumable products is determined based on the price charged for the instrument and consumables when sold separately. Certain of our reagent rental arrangements include termination provisions for breach of contract. However, these termination provisions would not impact recognized revenues. Our arrangements do not include any provisions for cancellation or refunds.

145

Warranty

We provide warranties on our products against defects in materials and workmanship for a period of one year. A provision for estimated future warranty costs is recorded in cost of sales at the time product revenue is recognized. Product warranty obligations are included in accrued and other liabilities in the accompanying consolidated balance sheets.

[8] Change in Carrying Amount of Warranty Obligations

Total
$ 1,000
Balance at December 31, 2011	3,910
Provision charged to cost of sales	4,631
Usage	(4,099)
Adjustments to previously provided warranties, net	(213)
Currency translation	134

Balance at December 31, 2012	4,363

Provision charged to cost of sales	5,238
Usage	(4,590)
Adjustments to previously provided warranties, net	(103)
Currency translation	28

Balance at December 31, 2013	4,936

Research and Development

Research and product development costs are expensed as incurred. Research and development expenses consist primarily of salaries and related expenses, facility costs and amounts paid to contract research organizations, and laboratories for the provision of services and materials as well as costs for internal use or clinical trials.

Government Grants

We recognize government grants when there is reasonable assurance that all conditions will be complied with and the grant will be received. Our government grants generally represent subsidies for specified activities and are therefore recognized when earned as a reduction of the expenses recorded for the activity that the grants are intended to compensate. Thus, when the grant relates to research and development expense, the grant is recognized over the same period that the related costs are incurred. Otherwise, amounts received under government grants are recorded as liabilities in the balance sheet. When the grant relates to an asset, the value of the grant is deducted from the carrying amount of the asset and recognized over the same period that the related asset is depreciated.

146

FINANCIAL RESULTS Notes to Consolidated Financial Statements

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets (qualifying asset) when such borrowing costs are significant. All other borrowing costs are expensed in the period they occur.

Shipping and Handling Income and Costs

Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2013, 2012 and 2011, shipping and handling costs totaled $ 23.3 million, $ 23.4 million and $ 24.0 million, respectively.

Advertising Costs

The costs of advertising are expensed as incurred and are included as a component of sales and marketing expense. Advertising costs for the years ended December 31, 2013, 2012 and 2011 were $ 7.6 million, $ 6.6 million and $ 6.3 million, respectively.

General and Administrative, Restructuring, Integration and Other

General and administrative expenses primarily represent the costs required to support administrative infrastructure. In addition, we incur indirect acquisition and business integration costs in connection with business combinations. These costs represent incremental costs that we believe would not have been incurred absent the business combinations. Major components of these costs include payroll and related costs for employees remaining with the Company on a transitional basis; public relations, advertising and media costs for re-branding of the combined organization; and consulting and related fees incurred to integrate or restructure the acquired operations. Restructuring costs include personnel costs (principally termination benefits), facility closure and contract termination costs. Termination benefits are accounted for in accordance with FASB ASC Topic 712, Compensation – Nonretirement Postemployment Benefits, and are recorded when it is probable that employees will be entitled to benefits and the amounts can be reasonably estimated. Estimates of termination benefits are based on the frequency of past termination benefits, the similarity of benefits under the current plan and prior plans, and the existence of statutory required minimum benefits. Facility closure and other costs are accounted for in accordance with FASB ASC Topic 420, Exit or Disposal Cost Obligations and are recorded when the liability is incurred. The specific restructuring measures and associated estimated costs are based on management’s best business judgment under the existing circumstances at the time the estimates are made. If future events require changes to these estimates, such adjustments will be reflected in the period of the revised estimate.

147

Income Taxes

We account for income taxes under the liability method. Under this method, total income tax expense is the amount of income taxes expected to be payable for the current year plus the change from the beginning of the year for deferred income tax assets and liabilities established for the expected further tax consequences resulting from differences in the financial reporting and tax basis of assets and liabilities. Deferred tax assets and / or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Tax benefits are initially recognized in the financial statements when it is more likely than not that the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50 % likely of being realized upon ultimate settlement with the tax authority using the cumulative probability method, assuming the tax authority has full knowledge of the position and all relevant facts. Our policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within the income tax provision.

Derivative Instruments

We enter into derivative financial instrument contracts to minimize the variability of cash flows or income statement impact associated with the anticipated transactions being hedged or to hedge fluctuating interest rates. As changes in foreign currency or interest rate impact the value of anticipated transactions, the fair value of the forward or swap contracts also changes, offsetting foreign currency or interest rate fluctuations. Derivative instruments are recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction.

Share-Based Payments

Compensation cost for all share-based payments is recorded based on the grant date fair value.

•

Stock Options: We utilize the Black-Scholes-Merton valuation model for estimating the fair value of our stock options granted. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, expected life of the award and forfeiture rate.

148

FINANCIAL RESULTS Notes to Consolidated Financial Statements

•	Risk-Free Interest Rate: This is the average U.S. Treasury rate (having a term that most closely resembles the expected life of the option) at the date the option was granted.

•	Dividend Yield: We have never declared or paid dividends on our common stock and do not anticipate declaring or paying any dividends in the foreseeable future.

•

Expected Volatility: Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. We use a combination of the historical volatility of our stock price and the implied volatility of market-traded options of our stock to estimate the expected volatility assumption input to the Black-Scholes-Merton model. Our decision to use a combination of historical and implied volatility is based upon the availability of actively traded options of our stock and our assessment that such a combination is more representative of future expected stock price trends.

•

Expected Life of the Option: This is the period of time that the options granted are expected to remain outstanding. We estimated the expected life by considering the historical exercise behavior. We use an even exercise methodology, which assumes that all vested, outstanding options are exercised uniformly over the balance of their contractual life.

•

Forfeiture Rate: This is the estimated percentage of options granted that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. We estimated the forfeiture rate based on historical forfeiture experience.

•

Restricted Stock Units and Performance Stock Units: Restricted stock units and performance stock units represent rights to receive Common Shares at a future date. The fair market value is determined based on the number of stock units granted and the fair market value of our shares on the grant date. The fair market value at the time of the grant, less an estimate for pre-vesting forfeitures, is recognized in expense over the vesting period.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid, and having an original maturity of less than 90 days at the date of purchase.

[9] Cash and Cash Equivalents

	As of December 31
$ 1,000	2013	2012
Cash at bank and on hand	238,056	226,360
Short-term bank deposits	92,247	167,677

Cash and cash equivalents	330,303	394,037

149

Short-Term Investments

Short-term investments are classified as “available for sale” and stated at fair value in the accompanying balance sheet. Interest income is accrued when earned and changes in fair market values are reflected as unrealized gains and losses, calculated on the specific identification method, as a component of accumulated other comprehensive income. The amortization of premiums and accretion of discounts to maturity arising from acquisition is included in interest income. A decline in fair value that is judged to be other-than-temporary is accounted for as a realized loss and the write-down is included in the consolidated statements of income. Realized gains and losses, determined on a specific identification basis, on the sale of short-term investments are included in income.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of our variable rate debt and capital leases approximates their fair values because of the short maturities and / or interest rates which are comparable to those available to us on similar terms. The fair values of the Senior Notes totaling $ 400.0 million issued in October 2012 and further described in Note 15 were estimated using the changes in the U.S. Treasury rates. The fair values of the notes payable to QIAGEN Finance and Euro Finance, further discussed in Note 15, were estimated by using available over-the-counter market information on the convertible bonds which were issued by QIAGEN Finance and Euro Finance, the values of which correlate to the fair value of the loan arrangements we have with QIAGEN Finance and Euro Finance which include the notes payable, the guarantee and the warrant agreement (further discussed in Note 10).

Accounts Receivable

Our accounts receivable are unsecured and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. Amounts determined to be uncollectible are written off against the reserve. For the years ended December 31, 2013, 2012 and 2011, write-offs of accounts receivable totaled $ 1.5 million, $ 0.2 million and $ 0.6 million while provisions for doubtful accounts which were charged to expense totaled $ 6.9 million, $ 1.0 million and $ 2.1 million, respectively. For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales.

150

FINANCIAL RESULTS Notes to Consolidated Financial Statements

Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market and include material, capitalized labor and overhead costs.

[10] Inventories

	As of December 31
$ 1,000	2013	2012
Raw materials	24,975	29,755
Work in process	25,535	34,231
Finished goods	77,587	71,307

Total inventories	128,097	135,293

Property, Plant and Equipment

Property, plant and equipment, including equipment acquired under capital lease obligations, are stated at cost less accumulated amortization. Capitalized internal-use software costs include only those direct costs associated with the actual development or acquisition of computer software for internal use, including costs associated with the design, coding, installation and testing of the system. Costs associated with preliminary development, such as the evaluation and selection of alternatives, as well as training, maintenance and support are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (one to 40 years). Amortization of leasehold improvements is computed on a straight-line basis over the lesser of the remaining life of the lease or the estimated useful life of the improvement asset. We have a policy of capitalizing expenditures that materially increase assets’ useful lives and charging ordinary maintenance and repairs to operations as incurred. When property or equipment is disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in earnings.

Acquired Intangibles and Goodwill

Acquired intangibles with alternative future uses are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other acquired intangible assets. Amortization is computed over the estimated useful life of the underlying patents, which has historically ranged from one to twenty years. Purchased intangible assets acquired in business combinations, other than goodwill, are amortized over their estimated useful lives unless these lives are determined to be indefinite. Intangibles are assessed for recoverability considering the contract life and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets, where cash flows are independent and identifiable from other assets, is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a decline in value below the carrying amount has occurred. For the years ended December 31, 2013, 2012 and 2011, we recorded intangible asset impairments of $ 19.7 million, $ 2.0 million and $ 40.3 million, respectively, as discussed in Note 6.

151

Amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements which have been acquired in a business combination is recorded in operating expense under the caption ‘acquisition-related intangible amortization.’ Amortization expenses of intangible assets not acquired in a business combination are recorded within either the cost of sales, research and development or sales and marketing line items based on the use of the asset.

The estimated fair values of acquired in-process research and development projects which have not reached technological feasibility at the date of acquisition are capitalized and subsequently tested for impairment through completion of the development process, at which point the capitalized amounts are amortized over their estimated useful life. If a project is abandoned rather than completed, all capitalized amounts are written-off immediately.

Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. Goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist, using a fair-value-based approach. We have elected to perform our annual test for indications of impairment as of October of each year. Following the annual impairment tests for the years ended December 31, 2013, 2012 and 2011, goodwill has not been impaired.

Investments

We have investments in non-marketable securities issued by privately held companies. These investments are included in other long-term assets in the accompanying consolidated balance sheets and are accounted for using the equity or cost method of accounting.

Investments are evaluated at least quarterly, or sooner if impairment indicators are noted, to determine if declines in value are other-than-temporary. In making that determination, we consider all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following:

•	adverse financial conditions of a specific issuer, segment, industry, region or other variables;

•	the length of time and the extent to which the fair value has been less than cost; and

•	the financial condition and near-term prospects of the issuer.

The fair values of any of our cost or equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If any such decline is considered to be other-than-temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), then a write-down of the investment would be recorded in operating expense to its estimated fair value. For the years ended December 31, 2013 and 2012, we recorded impairments of cost method investments of $ 3.4 million and $ 3.4 million, respectively, in other income (expense), net.

152

FINANCIAL RESULTS Notes to Consolidated Financial Statements

Impairment of Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. We consider, amongst other indicators, a history of operating losses or a change in expected sales levels to be indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds fair value which is determined by applicable market prices, when available. When market prices are not available, we generally measure fair value by discounting projected future cash flows of the asset. Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could differ from such estimates. During the years ended December 31, 2013, 2012 and 2011, in connection with our internal restructuring we recorded asset impairment charges of $ 16.2 million, $ 11.6 million and $ 1.8 million, respectively, in general and administrative, restructuring, integration and other expenses in the accompanying consolidated statements of income related to the abandonment of certain projects.

4.	Segment Information

Considering the acquisitions made during 2013, we determined that we still operate as one business segment in accordance with ASC Topic 280, Segment Reporting. As a result of our continued restructuring and streamlining of the growing organization, our chief operating decision maker (CODM) makes decisions with regard to business operations and resource allocation based on evaluations of QIAGEN as a whole. Accordingly, we operate as one business segment. Summarized product category and geographic information is shown in the tables below.

Product Category Information

Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues, and revenues derived from instrumentation sales.

[11] Net Sales by Product Categories

$ 1,000	2013	2012	2011
Net sales
Consumables and related revenues	1,140,203	1,085,596	1,011,863
Instrumentation	161,781	168,860	157,884

Total	1,301,984	1,254,456	1,169,747

153

Geographical Information

Net sales are attributed to countries based on the location of the subsidiary generating the sale. QIAGEN operates manufacturing facilities in Germany, China, the United Kingdom, France and the United States that supply products to other countries. The sales from these manufacturing operations to other countries are included in the net sales of the countries in which the manufacturing locations are based. The intersegment portions of such net sales are excluded to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our official country of domicile is the Netherlands, which reported net sales of $ 25.2 million, $ 23.7 million and $ 23.9 million for the years ended 2013, 2012 and 2011, respectively, and these amounts are included in the line item Europe as shown in the table below.

[12] Net Sales by Geographic Regions

$ 1,000	2013	2012	2011
Net sales
Americas:
United States	532,651	518,130	466,502
Other Americas	60,166	42,921	55,137
Total Americas	592,817	561,051	521,639
Europe	482,008	459,321	444,441
Asia Pacific & Rest of World	227,159	234,084	203,667

Total	1,301,984	1,254,456	1,169,747

Long-lived assets include property, plant and equipment. The Netherlands, which is included in the balances for Europe, reported long-lived assets of $ 1.1 million and $ 0.4 million as of December 31, 2013 and 2012, respectively.

[13] Long-lived Assets by Geographic Regions

$ 1,000	2013	2012
Long-lived assets
Americas:
United States	129,342	131,689
Other Americas	3,079	2,196
Total Americas	132,421	133,885
Europe	300,563	272,227
Asia Pacific & Rest of World	12,060	12,820

Total	445,044	418,932

154

FINANCIAL RESULTS Notes to Consolidated Financial Statements

5.	Acquisitions

Acquisitions have been accounted for as business combinations, and the acquired companies’ results have been included in the accompanying consolidated statements of income from their respective dates of acquisition. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, shared service centers, distribution channels and customer relations, to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.

2013 Acquisitions

On April 29, 2013, we acquired 100 % of the outstanding common shares of Ingenuity Systems, Inc. (Ingenuity), a leading provider of software solutions that efficiently and accurately analyze and interpret the biological meaning of genomic data. The cash consideration totaled $ 107.0 million, of which $ 0.2 million was unpaid as of December 31, 2013 and $ 10.0 million was retained in an escrow account to cover any claims for breach of any representations, warranties or indemnities. The acquisition of Ingenuity did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein.

The allocation of the purchase price is final except for amounts related to income and sales taxes. The preliminary allocation of the purchase price is based upon preliminary estimates using information that was available to management at the time the financial statements were prepared and these estimates and assumptions are subject to change within the measurement period, up to one year from the acquisition date. Accordingly, the allocation may change once the amounts related to income and sales taxes are finally determined. Acquisition-related costs are expensed when incurred and are included in general and administrative, restructuring, integration and other in the accompanying condensed consolidated statements of income.

155

[14] Ingenuity Systems Preliminary Price Allocation

$ 1,000
Purchase price:
Cash consideration	107,001

107,001

Preliminary allocation:
Cash and cash equivalents	4,449
Accounts receivable	2,018
Prepaid and other current assets	1,712
Current deferred tax asset	2,518
Fixed and other long-term assets	2,648
Long-term deferred tax asset	10,269
Accounts payable	(2,662)
Accruals and other current liabilities	(14,148)
Liabilities assumed	(557)
Developed technology, licenses and know-how	37,903
Tradenames	3,359
In-process research and development	2,069
Customer relationships	1,023
Goodwill	68,756
Deferred tax liability on fair value of identifiable intangible assets acquired	(12,356)

107,001

The weighted average amortization period for the intangible assets is 14.1 years. The goodwill acquired is not deductible for tax purposes.

Since the acquisition date, the results of Ingenuity have been included in our consolidated results through December 31, 2013. Net sales totaled $ 14.7 million and net loss attributable to the owners of QIAGEN N.V. was $ 6.3 million for 2013. Acquisition-related costs for Ingenuity for 2013 amounted to $ 1.2 million.

Other Acquisitions

During 2013, we completed the acquisition of CLC bio, a privately-held company located in Aarhus, Denmark that has created the leading commercial data analysis solutions and workbenches for next-generation sequencing, used by top academic and pharmaceutical research as well as clinical institutions. Purchase consideration totaled $ 68.2 million in cash, net of cash acquired, and as of December 31, 2013, the purchase price allocation is preliminary. This acquisition was not significant to the overall consolidated financial statements. During 2011, we acquired a majority shareholding in Ipsogen S.A. (Ipsogen), a publicly listed company founded and based in Marseille, France. During 2013, we acquired additional Ipsogen shares for a total of $ 0.5 million and held 89.96 % of the Ipsogen shares as of December 31, 2013.

156

FINANCIAL RESULTS Notes to Consolidated Financial Statements

2012 Acquisitions

On May 3, 2012, we acquired AmniSure, a privately owned company that markets the AmniSure® assay for determining whether a pregnant woman is suffering rupture of fetal membranes (ROM), a condition in which fluid leaks from the amniotic sac prematurely. The acquisition of AmniSure did not have a material business impact to net sales, net income or earnings per share, and therefore no pro forma financial information has been provided herein.

[15] AmniSure Final Price Allocation

$ 1,000
Purchase price:
Cash consideration	101,415
Fair value of contingent consideration	4,530

105,945

Allocation:
Working capital	5,297
Fixed and other long-term assets	267
Developed technology, licenses and know-how	28,941
Customer relationships	25,520
Tradenames	2,692
In-process research and development	4,522
Goodwill	44,369
Deferred tax liability on fair value of identifiable intangible assets acquired	(5,202)
Long-term liabilities assumed	(461)

105,945

The weighted average amortization period for the intangible assets is 9.5 years. Of the goodwill acquired, $ 39.8 million is deductible for tax purposes.

Since the acquisition date, the results of AmniSure have been included in the consolidated results through December 31, 2012. Net sales for AmniSure totaled $ 16.7 million and net income attributable to the owners of QIAGEN N.V. was $ 3.0 million as of December 31, 2012. Acquisition-related costs are expensed when incurred and are included in general and administrative, restructuring, integration and other in the accompanying consolidated statements of income. Acquisition-related costs for 2012 acquisitions amounted to $ 4.5 million. The total fair value of the contingent consideration for AmniSure of approximately $ 4.5 million has been recorded as purchase price using a probability-weighted analysis of the future milestones using discount rates between 0.7 % and 2.0%. Under the purchase agreement, we could be required to make additional contingent cash payments totaling $ 35.0 million through 2017.

During 2012, we completed other acquisitions, including Intelligent Bio-Systems, Inc., which were not significant, either individually or in the aggregate, to the overall consolidated financial

157

statements. The total cash paid for these acquisitions, net of cash acquired, was $ 31.2 million of which an amount of $ 5.2 million was retained in an escrow account to cover any claims for breach of any representations, warranties or indemnities. Certain acquisitions included contingent consideration where we are required to assess the acquisition date fair value of the contingent consideration liabilities, which is recorded as part of the purchase consideration. This is discussed further in Note 14, “Fair Value Measurements,” where we assess and adjust the fair value of the contingent consideration liabilities, if necessary, until the settlement or expiration of the contingency occurs. The total fair value of the contingent consideration for these other acquisitions of approximately $ 12.0 million has been recorded as purchase price. Under the purchase agreements, we could be required to make contingent cash payments totaling $ 12.5 million through 2016. The fair value of the contingent cash payments was determined using a discount rate of 0.7 % to 1.6 % and a probability regarding the accomplishment of the milestones of 95.0 % to 100.0%.

We made contingent purchase price payments totaling $ 7.1 million in 2012 for acquisitions completed prior to 2012. The contingent purchase price payments were contractually due upon achievement of certain performance criteria of the acquired business.

2011 Acquisitions

On August 29, 2011, we acquired all outstanding shares of Cellestis Ltd., a publicly listed Australian company, for $ 372.5 million in cash. Cellestis develops and provides in vitro diagnostics and life science research products based on its proprietary QuantiFERON® technology. The technology provides information on the activity of the cell-mediated functions of the immune system from whole blood samples. By tapping into the body’s memory system, this approach allows diseases to be detected much earlier than with other diagnostic methods, such as PCR. With QuantiFERON®, we added a “pre-molecular” technology that allows us to look even deeper than with DNA-based molecular testing and thereby strive to feed and drive our DNA-based molecular franchise. QuantiFERON® is a trademark of Cellestis, Ltd.

The final purchase price allocation for Cellestis did not differ from the preliminary estimates other than the recognition of approximately $ 6.2 million of additional customer relationships, $ 0.3 million of additional developed technology, $ 3.9 million decrease of long-term deferred tax liability and an additional $ 1.6 million of other opening balance sheet adjustments. The corresponding impact for these adjustments was a decrease to goodwill of $ 12.0 million. These changes to arrive at the final purchase price allocation were not material to the consolidated financial statements.

158

FINANCIAL RESULTS Notes to Consolidated Financial Statements

[16] Cellestis Final Price Allocation

$ 1,000
Purchase price:
Cash consideration paid	372,452

372,452

Allocation:
Working capital	18,465
Fixed and other long-term assets	1,112
Developed technology, licenses and know-how	67,500
Customer relationships	48,800
Tradenames	12,000
Goodwill	258,886
Deferred tax liability on fair value of identifiable intangible assets acquired	(34,079)
Liabilities assumed	(232)

372,452

The weighted average amortization period for intangible assets is 10.0 years. The goodwill acquired is not deductible for tax purposes.

During 2011, we acquired a majority shareholding in Ipsogen S.A., a publicly listed company founded in 1999 and based in Marseille, France, which is a global leader in molecular profiling and personalized healthcare diagnostics for a broad range of applications in the field of hematology. The acquisition of Ipsogen provides QIAGEN access to a broad range of assays covering 15 biomarkers used worldwide for the diagnosis, prognosis and monitoring of patients with various blood cancers. Many of these assays are also used as companion diagnostics in personalized healthcare to make and guide treatment decisions. Many of Ipsogen’s assays have CE-IVD Marking in Europe and have been developed for use on QIAGEN’s Rotor-Gene Q real-time PCR system. This has the potential to enable the smooth and rapid transfer of these unique products onto QIAGEN’s QIAsymphony RGQ, a novel integrated sample-to-result laboratory automation platform that includes the Rotor-Gene Q system. On July 12, 2011, we paid € 40.9 million ($ 57.4 million) for the initial 62.6 % of Ipsogen outstanding common shares. On the acquisition date, the fair value of the non-controlling interest was $ 42.4 million and the fair value of all Ipsogen outstanding shares and other equity instruments was approximately € 70.2 million ($ 99.9 million). The fair value of the non-controlling interest was based on reference to quoted market values of Ipsogen stock. The assignment of the total consideration including the fair value of the non-controlling interest as of the date of the acquisition is shown below. Since the acquisition we have paid an additional total of $ 29.8 million and hold 89.4 % of the Ipsogen shares on a fully diluted basis as of December 31, 2012.

159

The final purchase price allocation for Ipsogen did not differ from the preliminary estimates other than the recognition of approximately $ 9.0 million of additional long-term deferred tax assets related to net operating losses, $ 8.1 million of additional developed technology, $ 2.8 million of additional long-term deferred tax liability related to the developed technology and a net change of $ 0.3 million to other intangible assets. The corresponding impact for these adjustments was a decrease to goodwill of $ 14.6 million. These changes to arrive at the final purchase price allocation were not material overall to the consolidated financial statements. The final purchase price allocation is as follows:

[17] Ipsogen Final Price Allocation

$ 1,000
Purchase price:
Cash consideration paid	57,436
Fair value of remaining shares	42,437

99,873

Allocation:
Working capital	15,284
Deferred tax asset of acquired NOLs	8,997
Fixed and other long-term assets	2,429
Developed technology, licenses and know-how	44,500
Customer relationships	11,000
Tradenames	1,400
Goodwill	37,500
Deferred tax liability on fair value of identifiable intangible assets acquired	(19,325)
Liabilities assumed	(1,912)

99,873

The weighted average amortization period for intangible assets is 10 years. The goodwill acquired is not deductible for tax purposes.

Since the acquisition dates, the results of Cellestis and Ipsogen have been included in our consolidated results through December 31, 2011. Net sales for the combined companies totaled $ 28.6 million and net loss attributable to the owners of QIAGEN N.V. was $ 1.7 million as of December 31, 2011. Acquisition-related costs for Cellestis and Ipsogen for the year ended December 31, 2011 amounted to $ 5.8 million and $ 5.6 million, respectively.

Pro forma results

The following unaudited pro forma information assumes that the Cellestis and Ipsogen acquisitions occurred at the beginning of the periods presented. For the years ended December 31, 2011 and 2010, pro forma net sales would have been $ 1,213.5 million and $ 1,140.2 million, pro forma net income would have been $ 91.9 million and $ 139.2 million, and pro forma diluted net income per common share would have been $ 0.38 and $ 0.58, respectively. These unaudited

160

FINANCIAL RESULTS Notes to Consolidated Financial Statements

pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations.

Other 2011 Acquisitions

During 2011, we completed three acquisitions which individually were not significant to the overall consolidated financial statements. The cash paid for other 2011 acquisitions, net of cash acquired, was $ 47.9 million of which an amount of $ 8.5 million was retained in an escrow account to cover any claims for breach of any representations, warranties or indemnities. Certain acquisitions included contingent consideration where we are required to assess the acquisition date fair value of the contingent consideration liabilities, which is recorded as part of the purchase consideration. This is discussed further in Note 14, “Fair Value Measurements,” where we continuously assess and adjust the fair value of the contingent consideration liabilities, if necessary, until the settlement or expiration of the contingency occurs. The total fair value of the milestone payments of approximately $ 6.9 million, determined as of the acquisition date, has been recognized as purchase price. The fair value of the milestone payments of approximately $ 5.5 million was determined using a discount rate of 1.70 % and a probability regarding the accomplishment of the milestones of 90 % to 100%. The fair value of the milestone payments of approximately $ 1.4 million was determined using a discount rate of 3.25 % with the assumption that only the first milestone will be met based on the assumptions of the business plan. Under the purchase agreements at the time of acquisition, we could be required to make additional contingent cash payments totaling $ 44.0 million through 2016.

6.	Restructuring

Late in 2011, we began a project to enhance productivity by streamlining the organization and reallocating resources to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project aims to eliminate organizational layers and overlapping structures, actions that we expect will enhance our processes, speed and productivity. The last group of initiatives included actions to focus R & D activities on higher-growth areas in all customer classes, concentrate operations at fewer sites, and realign sales and regional marketing teams in the U.S. and Europe to better address customer needs in a more streamlined manner across the continuum from basic research to translational medicine and clinical diagnostics. Restructuring charges were recorded in 2013 as part of this transformational project.

161

The following table summarizes the cash components of the restructuring costs. At December 31, 2013 and 2012, restructuring accruals of $ 10.6 million and $ 4.9 million, respectively, were included in accrued and other liabilities in the accompanying consolidated balance sheets.

[18] Cash Components of Restructuring Costs

	As of December 31
$ 1,000	Personnel-related	Facility-related	Contract and other costs	Total
Balance at December 31, 2011	19,228	443	7,238	26,909

Additional costs in 2012	5,456	3,055	152	8,663
Payments	(21,301)	(1,032)	(6,036)	(28,369)
Release of excess accrual	(1,084)	—	(1,217)	(2,301)
Foreign currency translation adjustment	22	—	—	22

Balance at December 31, 2012	2,321	2,466	137	4,924

Additional costs in 2013	30,799	372	8,700	39,871
Payments	(22,259)	(1,256)	(7,866)	(31,381)
Release of excess accrual	(1,312)	(1,101)	(460)	(2,873)
Foreign currency translation adjustment	233	(168)	—	65

Balance at December 31, 2013	9,782	313	511	10,606

The costs in the above table do not include consulting costs associated with third-party service providers that are assisting with executing the restructuring. We accrue for consulting costs as the services are provided.

Since 2011, we have incurred cumulative restructuring costs totaling $ 234.6 million which include $ 56.4 million for personnel-related costs, $ 97.7 million of impairments, and $ 80.5 million of contract, consulting and other related costs. We do not expect to record additional significant restructuring charges in 2014 related to this program.

In 2013, we recorded pretax charges of restructuring charges of $ 78.1 million in general, administrative, restructuring and other. The pretax charges consist of $ 27.3 million for personnel-related costs, $ 11.8 million of fixed and intangible asset impairments, $ 2.1 million for contract termination costs, and $ 36.9 million of other costs including consulting costs. Additionally, we recorded $ 40.6 million in cost of sales which includes $ 25.2 million of fixed and intangible asset impairments, $ 6.5 million for contract termination costs, $ 5.1 million for the write off of inventory, $ 3.5 million for personnel costs, and $ 0.3 million of other costs.

In 2012, we recorded pretax charges of restructuring charges of $ 41.0 million in general, administrative, restructuring which consisted of $ 5.5 million for personnel-related costs, $ 13.6 million of asset impairments, $ 3.1 million for contract termination costs (including lease closure costs), and $ 18.8 million of other costs including consulting costs.

162

FINANCIAL RESULTS Notes to Consolidated Financial Statements

In 2011, we recorded pretax charges of restructuring charges of $ 69.4 million in general, administrative, restructuring which consisted of $ 14.6 million for personnel-related costs, $ 42.1 million of asset impairments, and $ 12.7 million of other costs including consulting costs. Additionally, we recorded $ 5.5 million in cost of sales for personnel costs.

7.	Short-term Investments

At December 31, 2013 and 2012, we had € 30.0 million ($ 41.4 million as of December 31, 2013) and € 62.5 million ($ 82.5 million as of December 31, 2012), respectively, of loan note receivables due from financial institutions. These loan receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are carried at fair market value, which is equal to the cost. At December 31, 2013, these loans consisted of € 15.0 million which mature in 2014 and € 15.0 million which mature in 2015. All of these instruments include put option rights on at least a quarterly basis. Interest income is determined using the effective interest rate method. These loans are classified as current assets in the accompanying consolidated balance sheets since we may put the loans at our discretion.

At December 31, 2013 and 2012, we also had € 6.2 million ($ 8.5 million) and € 6.1 million ($ 8.0 million), respectively in term deposits with final maturities until December 2017. The deposits can be withdrawn at the end of each quarter without penalty and are therefore classified as current assets in the accompanying consolidated balance sheets.

For the years ended December 31, 2013 and 2012, proceeds from sales of short-term investments totaled $ 63.1 million and $ 6.0 million, respectively. There were no realized gains or losses during 2013 or 2012.

8.	Prepaid Expenses and Other Current Assets

[19] Prepaid Expenses and Other Current Assets

	As of December 31
$ 1,000	2013	2012
Prepaid expenses	36,006	30,354
Amounts held in escrow in connection with acquisitions	2,500	7,521
Value-added tax	10,605	10,221
Other receivables	17,179	7,267

	66,290	55,363

163

9.	Property, Plant and Equipment

Property, plant and equipment, including equipment acquired under capital lease obligations, are summarized as follows as of December 31, 2013 and 2012:

[20] Property, Plant and Equipment

	As of December 31
$ 1,000	Estimated useful life (in years)	2013	2012
Land	—	17,172	15,907
Buildings and improvements	2-40	301,069	283,173
Machinery and equipment	3-10	232,097	206,871
Computer software	2-10	103,965	86,280
Furniture and office equipment	1-13	86,326	80,343
Construction in progress	—	97,093	79,402

		837,722	751,976

Less: Accumulated depreciation and amortization		(392,678)	(333,044)

Property, plant and equipment, net		445,044	418,932

Amortization of assets acquired under capital lease obligations is included within accumulated depreciation and amortization above for the years ended December 31, 2013 and 2012, respectively. For the years ended December 31, 2013, 2012 and 2011 depreciation and amortization expense totaled $ 72.5 million, $ 64.8 million and $ 57.0 million, respectively. For the years ended December 31, 2013, 2012 and 2011 amortization expense related to computer software costs totaled the $ 10.8 million, $ 8.2 million and $ 7.5 million, respectively. In connection with the restructuring discussed more fully in Note 6, impairment charges of $ 16.2 million, $ 11.6 million and $ 1.8 million related to discontinued projects were recorded in December 31, 2013, 2012 and 2011, respectively.

Repairs and maintenance expense was $ 14.0 million, $ 13.7 million and $ 12.9 million in 2013, 2012 and 2011, respectively. For the year ended December 31, 2013 and 2012, construction in progress includes amounts related to ongoing software development projects and the construction of new facilities in the United States. For the years ended December 31, 2013, 2012 and 2011, interest capitalized in connection with construction projects was not significant.

10.	Investments

We have made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. The method of accounting for an investment depends on the level of influence. We monitor changes in circumstances that may require a reassessment of the level of influence. We periodically review the carrying value of these investments for impairment,

164

FINANCIAL RESULTS Notes to Consolidated Financial Statements

considering factors such as the most recent stock transactions and book values from the recent financial statements. The fair value of cost and equity method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment. A summary of these equity method investments, which are included in other assets, is as follows:

[21] Equity Method Investments and Share of Income

$ 1,000		Equity investments as of December 31		Share of income (loss) for the years ended December 31
Company	Ownership percentage	2013	2012	2013	2012	2011
PreAnalytiX GmbH	50.00	20,839	18,182	2,044	1,972	390
QBM Cell Science	19.50	400	406	(6)	11	(10)
QIAGEN Finance	100.00	267	374	93	122	103
QIAGEN Euro Finance	100.00	958	931	227	309	266
Pyrobett	19.00	3,250	3,515	(265)	(234)	(178)
QIAGEN (Suzhou) Institute of Translation Research Co., Ltd.	30.00	531	—	(112)	—	—
Dx Assays Pte, Ltd	33.30	—	—	—	—	—
Scandinavian Gene Synthesis AB	40.00	—	—	—	(23)	23
Peak-Service	40.00	—	20	—	—	—

We have a 50 % interest in a joint venture company, PreAnalytiX GmbH, for which each of the joint venture partners participates 50 / 50 in all decision-making activities and therefore we are not the primary beneficiary. Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, our maximum exposure to loss as a result of our involvement with PreAnalytiX is limited to our share of losses from the equity method investment itself.

We have a 100 % interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), companies established for the purpose of issuing convertible debt in 2004 and 2006, respectively. In August 2004, we issued $ 150.0 million of 1.5 % Senior Convertible Notes (2004 Notes) due in 2024 through QIAGEN Finance. In May 2006, we completed the offering of $ 300.0 million of 3.25 % Senior Convertible Notes (2006 Notes) due in 2026 through Euro Finance. The proceeds of the 2004 and 2006 Notes were loaned to subsidiaries within the consolidated QIAGEN N.V. group. QIAGEN N.V. has guaranteed all of these Notes, and has agreements with each of QIAGEN Finance and Euro Finance to issue common shares to the investors in the event of conversion of any of the Notes. QIAGEN Finance and Euro Finance are variable interest entities. We do not hold any variable interests in QIAGEN Finance or Euro Finance, and we are not the primary beneficiary, therefore neither of the entities is consolidated. Accordingly, the 2004 and 2006 convertible debt is not

165

included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. QIAGEN N.V. accounts for its investments in QIAGEN Finance and Euro Finance as equity investments, and accordingly records 100 % of the profit or loss of QIAGEN Finance and Euro Finance in the gain or loss from equity method investees. At present, our maximum exposure to loss as a result of our involvement with QIAGEN Finance and Euro Finance is limited to our share of losses from the equity method investments.

At December 31, 2013 and 2012, we had a total of cost method investments in non-publicly traded companies with carrying amounts of $ 15.4 million and $ 15.5 million, respectively, which are included in other assets. The fair-value of these cost method investments are not estimated unless there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. During 2013, we made new cost method investments totaling $ 3.3 million. For the years ended December 31, 2013 and 2012, we recorded impairments of cost method investments of $ 3.4 million and $ 3.4 million, respectively, in other income (expense), net.

During 2011, we paid $ 9.7 million for a 40 % share together with a $ 6.7 million advance payment towards the potential future acquisition of the remaining 60 % of Scandinavian Gene Synthesis AB. In 2012, we acquired the remaining shares for $ 8.4 million.

11.	Goodwill and Intangible Assets

[22] Intangible Assets by Major Asset Class

	As of December 31
		2013		2012
$ 1,000	Weighted average life	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortized intangible assets:
Patent and license rights	12.2	326,614	(168,637)	304,380	(134,688)
Developed technology	10.4	692,727	(310,842)	678,888	(270,575)
Customer base, trademarks, and non-compete agreements	10.6	392,431	(150,657)	391,388	(126,743)

	11.1	1,411,772	(630,136)	1,374,656	(532,006)

Unamortized intangible assets:
In-process research and development		8,769		11,222
Goodwill		1,855,691		1,759,898

		1,864,460		1,771,120

166

FINANCIAL RESULTS Notes to Consolidated Financial Statements

[23] Changes in Intangible Assets

	Years ended December 31
$ 1,000	Intangibles	Goodwill
Balance at December 31, 2011	819,487	1,733,722

Additions	14,469	—
Purchase adjustments	—	(70,034)
Acquisitions	139,759	82,599
Amortization	(133,114)	—
Impairment losses	(1,968)	—
Foreign currency translation adjustments	15,239	13,611

Balance at December 31, 2012	853,872	1,759,898

Additions	17,296	—
Acquisitions	72,448	119,185
Amortization	(126,883)	—
Impairment losses	(19,696)	—
Foreign currency translation adjustments	(6,632)	(23,392)

Balance at December 31, 2013	790,405	1,855,691

Amortization expense on intangible assets totaled approximately $ 126.9 million, $ 133.1 million and $ 110.4 million, respectively, for the years ended December 31, 2013, 2012 and 2011.

In connection with the restructuring discussed more fully in Note 6, impairment charges of $ 19.7 million, $ 2.0 million and $ 40.3 million related to discontinued projects were recorded in December 31, 2013, 2012 and 2011, respectively. Cash paid for purchases of intangible assets during the years ended December 31, 2013 and 2012 totaled $ 34.2 million and $ 26.1 million, respectively of which $ 16.9 million and $ 11.6 million is included in other long-term assets in the consolidated balance sheet.

The changes in the carrying amount of goodwill during the year ended December 31, 2013 resulted from the 2013 acquisitions and foreign currency translation. During 2012, changes in goodwill resulted primarily from 2012 acquisitions, purchase price adjustments primarily related to the 2011 acquisitions, including changes in the fair value of contingent consideration as discussed in Note 14, and foreign currency translation. Accumulated goodwill impairment totaled $ 1.6 million as of December 31, 2013 and 2012.

The estimated fair values of acquired in-process research and development projects which have not reached technological feasibility at the date of acquisition are capitalized and subsequently tested for impairment through completion of the development process, at which point the capitalized amounts are amortized over their estimated useful life. If a project is abandoned rather than completed, all capitalized amounts are written-off immediately. During 2013, a development project was completed and $ 4.5 million of in-process research and development costs were reclassified into developed technology and $ 2.1 million was added from the Ingenuity acquisition.

167

The amortization of the remaining in-process research and development is expected to begin during 2014 as the projects are completed.

[24] Expected Future Ammortization of Intangible Assets

Years ended December 31
$ 1,000	Amortization
2014	135,729
2015	135,502
2016	129,753
2017	114,718
2018	92,700

12.	Accrued and Other Liabilities

[25] Accrued and Other Liabilities

	As of December 31
$ 1,000	2013	2012
Accrued expenses	88,363	62,567
Payroll and related accruals	53,864	49,563
Deferred revenue	50,642	27,296
Accrued royalties	19,925	17,600
Fair value of derivative instruments	14,518	12,911
Accrued earn-outs and milestone payments	6,127	9,806
Accrued interest on long-term debt	6,943	7,008
Preacquisition contingencies assumed in acquisition	135	5,493
Current portion of capital lease obligations	4,719	4,203

Total accrued and other liabilities	245,236	196,447

168

FINANCIAL RESULTS Notes to Consolidated Financial Statements

13.	Derivatives and Hedging

Derivatives and Hedging

In the ordinary course of business, we use derivative instruments, including swaps, forwards and / or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and / or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We do not offset the fair value of derivative instruments with cash collateral held or received from the same counterparty under a master netting arrangement.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. As of December 31, 2013 and 2012, we did not have any derivatives that were accounted for as hedging instruments. In 2013 and 2012, we did not record any hedge ineffectiveness related to any cash flow hedges in earnings and did not discontinue any cash flow hedges. The cash flows derived from derivatives, including those that are not designated as hedges, are classified in the operating section of the consolidated statements of cash flows.

Foreign Currency Derivatives

As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts, foreign exchange options and cross-currency swaps.

In 2012, we were party to cross-currency swaps with a notional amount of $ 120.0 million which were entered into in connection with the notes payable to Euro Finance (see Note 15) and which qualified as cash flow hedges until maturity in November 2012.

Undesignated Derivative Instruments

We are party to various foreign exchange forward and swap arrangements which had, at December 31, 2013, an aggregate notional value of approximately $ 842.1 million and fair values of $ 2.5 million and $ 14.5 million, included in prepaid and other assets and accrued and other liabilities, respectively, which expire at various dates through April 2014. The transactions have

169

been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other (expense) income, net.

We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2012, an aggregate notional value of approximately $ 574.5 million and fair values of $ 0.8 million and $ 12.9 million, which are included in other assets and other liabilities, respectively, and which expired at various dates through April 2013. The transactions have been used to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other (expense) income, net.

Fair Values of Derivative Instruments

The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2013 and 2012:

[26] Fair Value of Derivative Instruments

	As of December 31
	Derivatives in asset positions fair value		Derivatives in liability positions fair value
$ 1,000	2013	2012	2013	2012
Undesignated derivative instruments
Foreign exchange contracts	2,533	833	(14,518)	(12,911)

Total derivative instruments	2,533	833	(14,518)	(12,911)

170

FINANCIAL RESULTS Notes to Consolidated Financial Statements

Gains and Losses on Derivative Instruments

The following tables summarize the locations and gains on derivative instruments for the years ended December 31, 2013 and 2012:

[27] Gains and Losses on Derivative Instruments

	Year ended December 31
2013 $ 1,000	Gain (loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain recognized in income
Undesignated derivative instruments
Foreign exchange contracts	—	Other expense / income, net	—	(19,409)

2012 $ 1,000	Gain (Loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Loss recognized in income
Cash flow hedges
Foreign exchange contracts	305	Other expense / income, net	781	n / a

Total	305		781	n / a

Undesignated derivative instruments
Foreign exchange contracts	n /a	Other expense / income, net	n /a	(13,456)

The amounts noted in the table above for accumulated other comprehensive income (AOCI) do not include any adjustment for the impact of deferred income taxes. Gains and losses recognized on foreign exchange contracts are included in other income, net in the consolidated statements of income together with the corresponding, offsetting foreign exchange losses and gains on the underlying transactions.

14.	Fair Value Measurements

Assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs, such as quoted prices in active markets;

Level 2: Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

171

Our assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, derivative contracts used to hedge currency and interest rate risk, which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals, which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below. In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk we estimated our credit rating by benchmarking the price of outstanding debt to publicly available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly traded debt with a corresponding rating. We value contingent consideration liabilities using Level 3 unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones and the discount rate, to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements.

The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2012:

[28] Fair Value Hierarchy for Financial Assets and Liabilities

	As of December 31
	2013				2012
$ 1,000	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	8,550	41,373	—	49,923	7,989	82,462	—	90,451
Foreign exchange contracts	—	2,533	—	2,533	—	833	—	833

	8,550	43,906	—	52,456	7,989	83,295	—	91,284

Liabilities:
Foreign exchange contracts	—	14,518	—	14,518	—	12,911	—	12,911
Contingent consideration	—	—	6,127	6,127	—	—	18,983	18,983

	—	14,518	6,127	20,645	—	12,911	18,983	31,894

172

FINANCIAL RESULTS Notes to Consolidated Financial Statements

[29] Activity for Liabilities with Level 3 Inputs

As of December 31
$ 1,000	Fair value measurements using significant unobservable inputs (level 3) contingent consideration
Balance at December 31, 2011	38,646

Additions from acquisitions	16,875
Payments	(6,008)
Gain included in earnings	(11,463)
Reversals	(19,129)
Foreign currency translation	62

Balance at December 31, 2012	18,983

Additions from acquisitions	2,065
Payments	(3,834)
Gain included in earnings	(11,127)
Foreign currency translation	40

Balance at December 31, 2013	6,127

For the years ended December 31, 2013 and 2012, the gains of $ 11.1 million and $ 11.5 million were recognized in earnings as follows: $ 10.6 million and $ 6.7 million in cost of sales and $ 0.5 million and $ 4.8 million in general and administrative, restructuring, integration and other, respectively. Additionally, during 2012, a reduction in the fair value of contingent consideration of $ 19.1 million was recorded against goodwill shortly after the acquisition and during the measurement period.

The carrying values of financial instruments, including cash and equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 15 was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no fair value adjustments in the years ended December 31, 2013 and 2012 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis other than the impairment of cost method investments as discussed in Note 10.

173

15.	Lines of Credit and Debt

Our credit facilities available at December 31, 2013 total € 436.6 million (approximately $ 602.1 million). This includes a € 400.0 million syndicated multi-currency revolving credit facility expiring December 2016 of which no amounts were utilized at December 31, 2013, and four other lines of credit amounting to € 36.6 million with no expiration date, none of which were utilized as of December 31, 2013. The € 400.0 million facility can be utilized in euro, U.K pound or U.S. dollar and bears interest of 0.8 % to 2.35 % above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three, six or twelve months. The commitment fee is calculated based on 35 % of the applicable margin. In 2013 and 2012, $ 1.3 million and $ 1.1 million of commitment fees were paid, respectively. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2013. The credit facilities are for general corporate purposes.

In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $ 400.0 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $ 73.0 million 7-year term due in 2019 (3.19%); (2) $ 300.0 million 10-year term due in 2022 (3.75%); and (3) $ 27.0 million 12-year term due in 2024 (3.90%). We paid $ 2.1 million in debt issue costs which will be amortized through interest expense over the lifetime of the notes. Approximately € 170.0 million (approximately $ 220 million) of proceeds from the notes were used to repay amounts outstanding under our short-term revolving credit facility in 2012. The remainder of the proceeds provides additional resources to support our longer-term business expansion. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2013. Based on an estimation using the changes in the U.S. Treasury rates, the fair value of these senior notes as of December 31, 2013 was approximately $ 373.5 million.

At December 31, 2013, total long-term debt was approximately $ 845.5 million, $ 0.2 million of which is current. We believe that funds from operations, existing cash and cash equivalents, short-term investments and availability of financing facilities as needed, will be sufficient to fund our debt repayments coming due in 2014.

174

FINANCIAL RESULTS Notes to Consolidated Financial Statements

[30] Total Long-term Debt

	As of December 31
$ 1,000	2013	2012
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 3.7% due in May 2026	300,000	300,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 1.8% due in February 2024	145,000	145,000
3.19% Series A Senior Notes due October 16, 2019	73,000	73,000
3.75% Series B Senior Notes due October 16, 2022	300,000	300,000
3.90% Series C Senior Notes due October 16, 2024	27,000	27,000
Other notes payable bearing interest up to 6.28% and due through November 2015	483	1,992

Total long-term debt	845,483	846,992

Less current portion	207	948

Long-term portion	845,276	846,044

[31] Future Principal Maturities of Long-term Debt

As of December 31
$ 1,000 Years ending December 31
2014	207
2015	276
2016	—
2017	—
2018	—
Thereafter	845,000

845,483

Interest expense on long-term debt was $ 28.4 million, $ 17.4 million and $ 22.1 million for the years ended December 31, 2013, 2012 and 2011, respectively.

In May 2006, we completed the offering of $ 300 million of 3.25 % Senior Convertible Notes due in 2026 (2006 Notes) through an unconsolidated subsidiary, QIAGEN Euro Finance. The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries and at December 31, 2013 and 2012, $ 300 million was included in long-term debt for the loan amounts payable to Euro Finance. These long-term notes payable to Euro Finance have an effective interest rate of 3.7 % and were originally due in December 2014. In 2012, we refinanced the $ 300 million note with QIAGEN Euro Finance and under the new terms the debt is due in May 2026. Interest is payable semi-annually in May and November. The 2006 Notes were issued at 100 % of principal value, and are convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events, at a price of $ 20.00 per share, subject to adjustment.

175

QIAGEN N.V. has an agreement with QIAGEN Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first seven years and are callable thereafter subject to a provisional call trigger of 130 % of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100 % of the principal amount, plus accrued interest, on May 16, 2017 and / or May 16, 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance, the fair value of the 2006 Notes at December 31, 2013 was $ 381.9 million. We have reserved 15.0 million common shares for issuance in the event of conversion.

In August 2004, we completed the sale of $ 150 million of 1.5 % Senior Convertible Notes due in 2024 (2004 Notes), through our unconsolidated subsidiary QIAGEN Finance. The net proceeds of the 2004 Notes were loaned by QIAGEN Finance to consolidated subsidiaries with an effective interest rate of 1.8 % and at December 31, 2013 and 2012, $ 145 million was included in long-term debt for the loan amounts payable to QIAGEN Finance. The 2004 Notes are due in February 2024. Interest is payable semi-annually in February and August. The 2004 Notes were issued at 100 % of principal value, and are convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $ 12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2004 Notes may be redeemed, in whole or in part, at QIAGEN’s option at 100 % of the principal amount, provided that the actual trading price of our common shares exceeds 120 % of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2004 Notes for 100 % of the principal amount, plus accrued interest, on August 18, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the 2004 Notes at December 31, 2013 was $ 267.5 million. We have reserved 11.5 million common shares for issuance in the event of conversion of the 2004 Notes.

176

FINANCIAL RESULTS Notes to Consolidated Financial Statements

16.	Income Taxes

[32] Income Before Provision for Income Taxes

	Years ended December 31
$ 1,000	2013	2012	2011
Pretax income in The Netherlands	24,135	27,222	30,232
Pretax income from foreign operations	13,203	117,931	65,980

	37,338	145,153	96,212

[33] Provisions for Income Taxes

	Years ended December 31
$ 1,000	2013	2012	2011
Current – The Netherlands	2,874	3,271	6,752
Foreign	33,452	35,112	26,372

	36,326	38,383	33,124

Deferred – The Netherlands	—	—	—
Foreign	(68,086)	(22,767)	(31,861)

	(68,086)	(22,767)	(31,861)

Total provision for income taxes	(31,760)	15,616	1,263

177

The Netherlands statutory income tax rate was 25 % for the years ended December 31, 2013, 2012 and 2011. The principal items comprising the differences between income taxes computed at the Netherlands statutory rate and the effective tax rate for the years ended December 31, 2013, 2012 and 2011 are as follows:

[34] Principal Items Comprising Differences Between Computed and Effective Taxes

	Years ended December 31
	2013		2012		2011
$ 1,000	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes at The Netherlands statutory rate	9,334	25.0	36,288	25.0	24,053	25.0
Earnings of subsidiaries taxed at different rates	(5,732)	(15.4)	5,180	3.6	3,204	3.3
Tax impact from permanent items	6,219	16.7	4,854	3.4	5,989	6.2
Tax impact from tax exempt income	(38,371)	(102.8)	(36,969)	(25.5)	(23,382)	(24.3)
Tax contingencies, net	1,986	5.3	2,729	1.9	(1,675)	(1.7)
Taxes due to changes in tax rates	(1,640)	(4.4)	(1,086)	(0.8)	(3,521)	(3.7)
Taxes due to changes in tax laws	—	—	2,697	1.9	—	—
Research and development	(2,211)	(5.9)	(1,181)	(0.8)	(714)	(0.7)
Restructuring	(872)	(2.3)	—	—	—	—
Prior year taxes	(888)	(2.4)	2,805	1.9	(2,632)	(2.7)
Other items, net	415	1.1	299	0.2	(59)	(0.1)

Total provision for income taxes	(31,760)	(85.1)	15,616	10.8	1,263	1.3

We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in the Netherlands are open since 2001 for income tax examinations by tax authorities. Our subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2009. The U.S. consolidated group is subject to federal and most state income tax examinations by tax authorities beginning the year ending December 31, 2009 through the current period.

During 2013, we were contacted by the US tax authorities (Internal Revenue Service) and notified of their intent to examine the US federal tax return for 2011. The audit will commence early in 2014.

In 2012, we established a reserve related to withholding tax on a specific intercompany transaction for $ 3.9 million including penalty. During 2013, we settled on this issue with the relevant tax authorities, which resulted in a release of the remaining $ 1.9 million reserve in the fourth quarter of 2013.

We do not currently anticipate that our existing reserves related to uncertain tax positions as of December 31, 2013 will significantly increase or decrease during the twelve-month period ending December 31, 2014; however, various events could cause our current expectations to change in the future. The majority of these uncertain tax positions, if ever recognized in the financial statements, would be recorded in the statement of operations as part of the income tax provision.

178

FINANCIAL RESULTS Notes to Consolidated Financial Statements

[35] Changes in Gross Amount of Unrecognized Tax Benefits

$ 1,000	Unrecognized tax benefits
Balance at December 31, 2011	6,935

Additions based on tax positions related to the current year	819
Additions for tax positions of prior years	3,608
Reductions due to lapse of statute of limitations	(691)
Increase from currency translation	104

Balance at December 31, 2012	10,775

Additions based on tax positions related to the current year	2,024
Additions for tax positions of prior years	1,244
Settlements with taxing authorities	(1,891)
Reductions due to lapse of statute of limitations	(296)
Decrease from currency translation	(271)

Balance at December 31, 2013	11,585

At December 31, 2013 and 2012, our net unrecognized tax benefits totaled approximately $ 11.6 million and $ 8.8 million, respectively, of which $ 11.6 million and $ 8.8 million in benefits, if recognized, would favorably, affect our effective tax rate in any future period. It is possible that approximately $ 0.8 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statute of limitations or settlements with tax authorities.

Our policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within tax provision expense. At December 31, 2013 and 2012, we had net interest (income) expense and penalties of $ (1.7) million and $ 2.8 million, respectively. At December 31, 2013 and 2012, we have accrued interest of $ 1.3 million and $ 3.0 million, respectively, which are not included in the table above.

179

We have recorded net deferred tax liabilities of $ 101.6 million and $ 165.0 million at December 31, 2013 and 2012, respectively.

[36] Components of Net Deferred Tax Liability

	2013		2012
$ 1,000	Deferred tax assets	Deferred tax liability	Deferred tax assets	Deferred tax liability
Net operating loss carry forwards	43,108	—	17,664	—
Accrued and other liabilities	21,520	—	21,412	(552)
Inventories	5,117	(1,304)	2,991	(1,410)
Allowance for bad debts	2,351	(1,016)	687	(600)
Currency revaluation	399	(57)	266	(746)
Depreciation and amortization	2,132	(7,260)	606	(10,027)
Capital lease	1,925	—	2,149	—
Tax credits	1,774	—	611	—
Unremitted profits and earnings	—	(1,150)	—	(1,215)
Intangibles	4,698	(211,435)	5,270	(220,880)
Equity awards	11,812	—	10,082	—
Interest	25,801	—	9,471	—
Other	2,687	(2,063)	989	(1,314)
Valuation allowance	(621)	—	(442)	—

	122,703	(224,285)	71,756	(236,744)

Net deferred tax liabilities		(101,582)		(164,988)

At December 31, 2013 and 2012, we had $ 201.1 million and $ 58.7 million in total foreign net operating loss (NOL) carryforwards. At December 31, 2013 and 2012, we had $ 99.1 million and $ 13.5 million of U.S. federal (NOL) carryforwards. At December 31, 2013, the entire NOLs in the U.S. are subject to limitations under Section 382 of the Internal Revenue Code. In 2013, the U.S. NOL increases significantly due to the acquisition of Ingenuity Systems, Inc., which carried over $ 96.0 million NOL. Approximately $ 66.0 million of NOL will be limited under IRC 382 and we anticipate that we will only be able to utilize about $ 31.0 million of the total NOL. The remaining NOL is not expected to be utilized before expiration. The NOLs in the U.S. will expire beginning December 31, 2020 through December 31, 2030. As of December 31, 2013 and 2012, we had other foreign NOL carryforwards totaling approximately $ 102.0 million and $ 45.2 million, respectively. These NOLs were primarily generated in Germany, acquisitions and operating losses from our subsidiaries. In 2013, Germany generated approximately $ 60.7 million NOL due to restructuring charges and we are expecting to fully utilize the NOL in Germany in 2014. A portion of the foreign NOLs will be expiring beginning December 31, 2014. The valuation allowance amounts for the years ended December 31, 2013 and 2012 are $ 0.6 million and $ 0.4 million, respectively. In 2013, we established additional valuation allowance of $ 0.2 million.

180

FINANCIAL RESULTS Notes to Consolidated Financial Statements

As of December 31, 2013, a provision has not been made for residual Netherlands income taxes on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either permanently reinvested or can be repatriated tax free. These earnings retained by subsidiaries and equity accounted investments amounted to $ 259.4 million at December 31, 2013. We have $ 17.6 million of undistributed earnings that we do not consider permanently reinvested and have recorded deferred income taxes or withholding taxes at December 31, 2013 and December 31, 2012, of approximately $ 1.2 million. There are no income tax consequences regarding payment of dividends to our shareholders. To date, we have never paid dividends.

17.	Accumulated Other Comprehensive (Loss) Income

The following table is a summary of the components of accumulated other comprehensive (loss) income at December 31:

[37] Components of Accumulated Other Comprehensive Income

$ 1,000	2013	2012
Net unrealized gain on pension, net of tax	(401)	(483)
Foreign currency effects from intercompany long-term investment transactions, net of tax of $ 6.5 million and $ 4.4 million in 2013 and 2012, respectively	12,164	5,954
Foreign currency translation adjustments	(15,955)	38,520

Accumulated other comprehensive (loss) income	(4,192)	43,991

18.	Share Repurchase Program

In 2012, the Supervisory Board approved a program authorizing management to purchase up to a total of $ 100 million of our common shares (excluding transaction costs). In 2012, a total of 1.9 million QIAGEN shares were repurchased for approximately $ 35.7 million. In the first half of 2013, 3.1 million QIAGEN shares were repurchased for approximately $ 63.3 million under this program. We completed this share repurchase program in April 2013 having repurchased, between October 2012 and April 2013, a total of 5.1 million QIAGEN shares for an aggregate cost of $ 99.0 million.

In July 2013, we announced our intention to exercise the authorization granted by the Annual General Meeting of Shareholders on June 26, 2013, to purchase up to $ 100 million of our common shares (excluding transaction costs). Based on the closing price on July 29, 2013, this represents approximately five million shares until December 31, 2013. In 2013, 1.0 million QIAGEN shares were repurchased for $ 22.7 million under this program.

181

The cost of repurchased shares is included in treasury stock and reported as a reduction in total equity when a repurchase occurs. Repurchased shares will be held in treasury in order to satisfy various obligations, which include exchangeable debt instruments and employee share-based remuneration plans.

19.	Earnings per Common Share

We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net income attributable to the owners of QIAGEN N.V. by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised. The following schedule summarizes the information used to compute earnings per common share:

[38] Information Used to Compute Earnings per Common Share

	Years ended December 31
$ 1,000, except per share data	2013	2012	2011
Net income attributable to the owners of QIAGEN N.V.	69,073	129,506	96,038
Weighted average number of common shares used to compute basic net income per common share	234,000	235,582	233,850
Dilutive effect of stock options and restrictive stock units	3,023	2,341	2,876
Dilutive effect of outstanding warrant shares	5,152	2,823	2,338

Weighted average number of common shares used to compute diluted net income per common share	242,175	240,746	239,064

Outstanding options and awards having no dilutive effect, not included in above calculation	1,616	2,906	3,995

Outstanding warrants having no dilutive effect, not included in above calculation	21,315	23,644	23,591

Basic earnings per common share attributable to the owners of QIAGEN N.V.	0.30	0.55	0.41

Diluted earnings per common share attributable to the owners of QIAGEN N.V.	0.29	0.54	0.40

20.	Commitments and Contingencies

Lease Commitments

We lease facilities and equipment under operating lease arrangements expiring in various years through 2022. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Certain facility and equipment leases constitute capital leases expiring in various years through 2018. The accompanying consolidated financial statements include the assets and liabilities arising from these capital lease obligations. Rent expense under operating lease agreements was $ 26.4 million, $ 21.5 million, and $ 20.3 million for the years ended December 31, 2013, 2012 and 2011, respectively.

182

FINANCIAL RESULTS Notes to Consolidated Financial Statements

[39] Minimum Future Obligations

	As of December 31, 2013
$ 1,000	Capital leases	Operating leases
2014	5,702	15,759
2015	5,495	12,289
2016	4,187	7,422
2017	1,597	3,197
2018	1,350	2,818
Thereafter	—	5,573

	18,331	47,058

Less: Amount representing interest	(2,035)

	16,296
Less: Current portion	(4,719)

Long-term portion	11,577

Licensing and Purchase Commitments

We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to 25 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of $ 19.9 million and $ 17.6 million at December 31, 2013 and 2012, respectively. Royalty expense relating to these agreements amounted to $ 53.2 million, $ 52.5 million, and $ 43.3 million for the years ended December 31, 2013, 2012 and 2011, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

183

At December 31, 2013, we had commitments to purchase goods or services, and for future minimum guaranteed royalties.

[40] Purchase, License and Royalty Commitments

	As of December 31, 2013
$ 1,000	Purchase commitments	License & royalty commitments
2014	80,525	2,600
2015	17,498	556
2016	13,924	581
2017	9,912	581
2018	8,340	581
Thereafter	9,161	1,241

	139,360	6,140

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, as discussed more fully in Note 5, we could be required to make additional contingent cash payments totaling up to $ 120.3 million based on the achievement of certain revenue and operating results milestones as follows: $ 65.7 million in 2014, $ 16.5 million in 2015, $ 17.8 million in 2016, $ 7.0 million in 2017, and $ 13.3 million, payable in any 12-month period from now until 2016 based on the accomplishment of certain revenue targets. Of the $ 120.3 million total contingent obligation, we have assessed the fair value at December 31, 2013, to be $ 6.1 million, which is included in accrued and other liabilities.

Employment Agreements

Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2013, the commitment under these agreements totaled $ 15.7 million.

Contingencies

In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves as of December 31, 2013 and 2012 appropriately reflect the estimated cost of such warranty obligations.

184

FINANCIAL RESULTS Notes to Consolidated Financial Statements

Preacquistion Contingencies

In connection with certain acquisitions, amounts were paid into escrow accounts to cover preacquistion contingencies assumed in the acquisition. The escrow amounts expected to be claimed by QIAGEN are recorded as an asset in prepaid and other expenses and amount to $ 2.5 million and $ 7.5 million as of December 31, 2013 and 2012, respectively. In addition, we have recorded $ 0.1 million and $ 5.5 million for preacquistion contingencies as a liability under accrued and other liabilities as of December 31, 2013 and 2012, respectively.

Litigation

From time to time, we may be party to legal proceedings incidental to our business. As of December 31, 2013, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and that the amount of the probable loss can be estimated. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations.

21.	Share-Based Compensation

We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) in 2005. The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date, all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. We issue new Common Shares to satisfy option exercises and had approximately 16.4 million Common Shares reserved and available for issuance under this plan at December 31, 2013.

185

Stock Options

During the years ended December 31, 2013 and 2012, we granted 543,903 and 592,829 stock options, respectively. The following are the weighted average assumptions used in valuing the stock options granted to employees for the years ended December 31, 2013, 2012 and 2011:

[41] Stock Options Valuing Assumptions

	As of December 31
	2013	2012	2011
Stock price volatility	27%	34%	34%
Risk-free interest rate	0.88%	0.82%	1.88%
Expected life (in years)	4.93	4.89	4.97
Dividend rate	0%	0%	0%
Forfeiture rate	4.1%	5.9%	6.1%

A summary of the status of employee stock options as of December 31, 2013 and changes during the year then ended is presented below:

[42] Employee Stock Option Program Summary

	As of December 31, 2013
All employee options	Number of shares (in thousands)	Weighted average exercise price	Weighted average contractual term	Aggregate intrinsic value ($ 1,000)
Outstanding at January 1, 2013	5,333	14.16
Granted	544	20.26
Exercised	(2,398)	10.59
Forfeited	(46)	20.19
Expired	(39)	16.93

Outstanding at December 31, 2013	3,394	17.54	5.56	21,265

Vested at December 31, 2013	2,321	16.99	4.19	15,823

Vested and expected to vest at December 31, 2013	3,344	17.54	5.51	21,004

Generally, stock option grants are valued as a single award with a single average expected term and are amortized over the vesting period. The weighted average grant-date fair value of options granted during the years ended December 31, 2013, 2012 and 2011 was $ 4.94, $ 4.80, and $ 6.49, respectively. The total intrinsic value of options exercised during the years ended December 31, 2013 and 2012 was $ 25.3 million and $ 7.2 million, respectively. At December 31, 2013, the unrecognized share-based compensation expense related to employee stock option awards including estimated forfeitures was approximately $ 3.2 million and will be recognized over a weighted average period of approximately 1.58 years.

186

FINANCIAL RESULTS Notes to Consolidated Financial Statements

At December 31, 2013, 2012 and 2011, options were exercisable with respect to 2.3 million, 4.3 million and 5.5 million. Common Shares at a weighted average price of $ 16.99, $ 13.18, and $ 12.37 per share, respectively. The options outstanding at December 31, 2013 expire in various years through 2023.

Stock Units

Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period, generally 10 years. The fair market value is determined based on the number of restricted stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 4.7%. At December 31, 2013, there was $ 123.4 million remaining in unrecognized compensation cost including estimated forfeitures related to these awards, which is expected to be recognized over a weighted average period of 2.97 years. The weighted average grant date fair value of stock units granted during the year ended December 31, 2013 was $ 21.30. The total fair value of stock units that vested during the years ended December 31, 2013 and 2012 was $ 22.6 million and $ 13.3 million, respectively.

[43] Stock Units

	As of December 31, 2013
Stock units	Stock units (in thousands)	Weighted average contractual term	Aggregate intrinsic value $1,000
Outstanding at January 1, 2013	6,921
Granted	4,296
Vested	(1,097)
Forfeited	(424)

Outstanding at December 31, 2013	9,696	2.97	231,002

Vested and expected to vest at December 31, 2013	8,561	2.82	202,524

Compensation Expense

Share-based compensation expense before taxes for the years ended December 31, 2013, 2012 and 2011 totaled approximately $ 37.9 million, $ 25.4 million and $ 19.5 million, respectively, as shown in the table below. The excess tax benefit realized for the tax deductions of the share-based payment arrangements totaled $ 3.1 million, $ 1.5 million and $ 4.2 million, respectively, for the years ended December 31, 2013, 2012 and 2011.

187

[44] Compensation Expense

$ 1,000	2013	2012	2011
Cost of sales	3,337	2,328	1,672
Research and development	7,632	4,167	3,055
Sales and marketing	10,412	6,123	4,285
General and administrative	16,554	12,737	10,528

Share-based compensation expense	37,935	25,355	19,540

Less: income tax benefit	8,832	5,630	4,231

Net share-based compensation expense	29,103	19,725	15,309

During year ended December 31, 2013, we recognized expense of $ 1.4 million in connection with retirement provisions for Supervisory Board members. No share-based compensation cost was capitalized in inventory in 2013, 2012 or 2011 as the amounts were not material.

22.	Employee Benefits

We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $ 1.7 million, $ 3.1 million and $ 2.3 million for the years ended December 31, 2013, 2012 and 2011, respectively. In 2013, the total expense was lower partially due to matching amounts which were funded from forfeited amounts. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $ 0.3 million in each year ended December 31, 2013, 2012 and 2011.

We have four defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan and Italy. These defined benefit plans provide benefits to covered individuals satisfying certain age and service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $ 4.3 million at December 31, 2013 and $ 4.0 million at December 31, 2012, and is included as a component of other long-term liabilities on the consolidated balance sheets.

188

FINANCIAL RESULTS Notes to Consolidated Financial Statements

23.	Related Party Transactions

We have a 100 % interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 10, QIAGEN Finance and Euro Finance are variable interest entities for which we do not hold any variable interests and are not the primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of December 31, 2013 and 2012, we had loans payable to QIAGEN Finance of $ 145.0 million and accrued interest due to QIAGEN Finance of $ 4.3 million and $ 4.4 million, respectively. We also had amounts receivable from QIAGEN Finance of $ 3.4 million. As of December 31, 2013 and 2012, we have a loan payable to Euro Finance of $ 300.0 million, accrued interest due to Euro Finance of $ 2.6 million and amounts receivable from Euro Finance of $ 1.3 million. The amounts receivable are related to subscription rights which are recorded net in the equity of QIAGEN N.V. as paid-in capital.

During 2012 we entered into a development and license agreement with a company in which we also hold an interest. Under the terms of this agreement we paid a total of $ 7.7 million in 2013 and will be required to pay another $ 2.0 million, which will become due through 2015 based on the achievement of certain milestones.

In 2011, we had a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of € 2,750 per day for consulting services, subject to adjustment. We incurred consulting expenses of approximately $ 0.1 million as of December 31, 2011 for scientific consulting services under this agreement. In January 2012, the agreement under which Dr. Colpan provided scientific consulting services terminated.

From time to time, we have transactions with other companies in which we hold an interest all of which are individually and in the aggregate immaterial, as summarized in the table below.

[45] Related Party Transactions

	As of December 31
Years ended December 31 $ 1,000	2013	2012
Net sales	6,193	7,068
Accounts receivable	5,680	2,651
Accounts payable	537	3,699

Loans receivable	—	1,674

189

24.	Subsequent Event

Since December 31, 2013 and through February 28, 2014, we have repurchased 1.8 million shares of common shares under the share repurchase program discussed more fully in Note 18, for approximately $ 42.3 million in total.

190

FINANCIAL RESULTS Notes to Consolidated Financial Statements

Selected Subsidiaries

The following is a list of selected subsidiaries as of December 31, 2013, other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary.

[46] QIAGEN Subsidiaries

	As of December 31
Company	Country	Ownership	Voting rights
Cellestis Limited	Australia	100%	100%
Cellestis Inc.	USA	100%	100%
Corbett Research Pty. Ltd.	Australia	100%	100%
Corbett Robotics Pty. Ltd.	Australia	100%	100%
Intelligent BioSystem, Inc.	USA	100%	100%
QIAGEN Aauhus AS	Denmark	100%	100%
QIAGEN Australia Holding	Australia	100%	100%
QIAGEN AB	Sweden	100%	100%
QIAGEN Inc. (Canada)	Canada	100%	100%
QIAGEN Deutschland Holding GmbH	Germany	100%	100%
QIAGEN Gaithersburg, Inc.	USA	100%	100%
QIAGEN GmbH	Germany	100%	100%
QIAGEN Hamburg GmbH	Germany	100%	100%
QIAGEN, U.S. Finance Holdings	Luxemburg	100%	100%
QIAGEN, Finance (MALTA) Ltd	Malta	100%	100%
QIAGEN, Inc. (USA)	USA	100%	100%
QIAGEN Instruments AG	Switzerland	100%	100%
QIAGEN K.K.	Japan	100%	100%
QIAGEN Lake Constance GmbH	Germany	100%	100%
QIAGEN Ltd.	UK	100%	100%
QIAGEN Manchester Ltd.	UK	100%	100%
QIAGEN Marseille	France	89.4%	89.4%
QIAGEN Mexico	Mexico	100%	100%
QIAGEN North American Holding Inc.	USA	100%	100%
QIAGEN Pty. Ltd.	Australia	100%	100%
QIAGEN Redwood City, Inc.	USA	100%	100%
QIAGEN SA	France	100%	100%
QIAGEN Sciences LLC	USA	100%	100%
QIAGEN Shenzhen Co. Ltd.	China	100%	100%
QIAGEN SpA	Italy	100%	100%
Quanta Biosciences, Inc.	USA	100%	100%
SA Biosciences	USA	100%	100%

191

Report of Independent Registered Public Accounting Firm

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule listed in the Index at Item 18(A) of the Annual Report on Form 20-F. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIAGEN N.V. and Subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

192

FINANCIAL RESULTS Auditor’s Report

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), QIAGEN N.V. and Subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated March 3, 2014 expressed an unqualified opinion thereon.

March 3, 2014

Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Düsseldorf, Germany

/s/ Hendrik Hollweg	/s/ Tobias Schlebusch
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

193

Report of Independent Registered Public Accounting Firm

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries

We have audited QIAGEN N.V. and Subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the COSO criteria). QIAGEN N.V. and Subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors

194

FINANCIAL RESULTS Auditor’s Report

of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, QIAGEN N.V. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013 of QIAGEN N.V. and Subsidiaries and our report dated March 3, 2014 expressed an unqualified opinion thereon.

March 3, 2014

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany

/s/ Hendrik Hollweg	/s/ Tobias Schlebusch
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

195

[47] QIAGEN Key Figures

$ 1,000 except per share data Results	2013	2012	2011	2010
Net sales	1,301,984	1,254,456	1,169,747	1,087,431
Operating income	63,330	169,814	99,588	188,537
Net income*	69,073	129,506	96,038	144,311
Basic earnings per share*	0.30	0.55	0.41	0.62
Diluted earnings per share (EPS)*	0.29	0.54	0.40	0.60
Research and development
R & D expenses $ million	146.1	122.5	130.6	126.0
R & D expenses as % of net sales	11	10	11	12
R & D employees	820	670	758	740
Number of shares (in thousands)
Weighted average number of common shares used to compute basic net income per common share	234,000	235,582	233,850	232,635

Weighted average number of common shares used to compute diluted net income per common share	242,175	240,746	239,064	240,483

Cash flow
Cash flow from operations	258,957	244,880	244,779	250,752
Capital expenditures for property, plant and equipment	84,468	101,996	86,805	79,666
Free cash flow (cash flow from operations less capital expenditures)	174,489	142,884	157,974	171,085
Cash EPS (cash flow from operations / weighted average number of diluted shares)	1.07	1.02	1.02	1.04
Balance sheet
Total assets	4,088,392	4,087,631	3,729,685	3,878,478
Cash and cash equivalents	330,303	394,037	221,133	828,407
Total long-term liabilities, -including -current portion	1,032,409	1,101,550	725,874	1,118,932

Total equity	2,723,871	2,724,363	2,557,798	2,476,353

*	Attributable to the owners of QIAGEN N.V.

196

SERVICE QIAGEN Key Figures

As of December 31

2009	2008	2007	2006	2005	2004
1,009,825	892,975	649,774	465,778	398,395	380,629
180,205	145,662	83,133	100,601	94,837	84,140
137,767	89,033	50,122	70,539	62,225	48,705
0.67	0.45	0.30	0.47	0.42	0.33
0.64	0.44	0.28	0.46	0.41	0.33

107.9	97.3	64.9	41.6	35.8	34.4
11	11	10	9	9	9
698	529	461	332	321	276

206,928	196,804	168,457	149,504	147,837	146,658

213,612	204,259	175,959	153,517	150,172	148,519

216,995	172,998	84,811	101,479	91,237	53,798
52,179	39,448	34,492	28,995	13,728	12,621
164,816	133,550	50,319	72,484	77,509	41,177
1.02	0.85	0.48	0.66	0.61	0.36

3,769,219	2,810,789	2,775,174	1,212,012	765,298	714,599
825,557	333,313	347,320	430,357	191,700	196,375
1,171,065	1,128,301	1,220,084	536,738	230,086	234,138

2,291,169	1,453,844	1,391,575	566,165	450,457	400,376

197

Glossary

A

Amplification Making multiple copies of nucleic acid sequences to enable analysis for diagnostic or identification purposes. Various technologies are used to amplify genomic information in the laboratory, the most popular being the Polymerase Chain Reaction (PCR).

Applied Testing Use of Sample & Assay Technologies for professional applications beyond healthcare and research, including human identification and forensics, veternary testing, food safety and other uses in non-human health applications.

Assay Analysis to determine the presence, absence, or quantity of one or more components; a test used in this analysis.

Autoimmune disease An illness that occurs when the body tissues are attacked by its own immune system.

B

Bacillus Calmette-Guérin (BCG) A vaccine against tuberculosis.

Bioinformatics Software tools to generate useful biological knowledge and store, retrieve, organize and analyze biological data.

Biomarker Molecules found in the body that indicate a specific biological condition such as a disease, predisposition to a disease, or response to drugs, which are increasingly used to personalize medical treatments for various conditions.

Biomedical research Scientific investigation of any matter related to living or biological systems. “Biomedical” usually denotes an emphasis on problems related to human health and diseases.

BRAF A human gene that makes a protein called B-Raf. The B-Raf protein is involved in sending signals inside cells, which are involved in directing cell growth. It’s been shown to be faulty (mutated) in human cancers.

C

CE mark A mandatory mark, officially called “CE marking,” that designates products as meeting safety, health and environmental requirements for the European Economic Area (EEA). The CE mark is a precondition to market products that can be used for in vitro diagnostics in Europe, and is also accepted by many other countries outside of Europe.

Clinical trial A research study involving patients or human subjects. The most common clinical trials evaluate new drugs, medical devices, biologics, or other patient interventions in scientifically controlled settings, and are required for regulatory approval of new therapies or diagnostics.

Companion diagnostics A key tool for personalized medicine. Companion diagnostics are tests administered ahead of, or in combination with, individual drug therapies, allowing physicians to assess the likely outcome and safety, and eliminating a “trial and error” approach to treatment of disease.

Consumables Expendable kits that contain all necessary components such as enzymes, chemical reagents or laboratory plastic-ware needed to process a specified number of samples or to perform a molecular test to detect and analyze defined targets of interest. Consumable products also include bio-informatics software to analyze, interpret and report the test results.

CT Chlamydia trachomatis, a disease-causing bacteria. Chlamydia infections are the most common bacterial sexually transmitted infections in humans and are the leading cause of infectious blindness worldwide.

Cytology Study of cells and their structure, function, multiplication and pathology.

Cytomegalovirus infection (CMV) A member of the herpes virus group, which also includes herpes simplex virus, varicella-zoster virus (which causes chickenpox) and Epstein-Barr virus (which causes infectious mononucleosis). These viruses share a characteristic ability to remain dormant within the body over a long period.

D

DNA Deoxyribonucleic acid is a molecule seen as a basic building block of life. It contains genetic information including the instructions needed for an organism to develop, survive and reproduce. In DNA, two strands form a double helix structure built up from the four nucleotides, or “bases,” adenine, cytosine, guanine and thymine (A, C, G, and T).

198

SERVICE Glossary

DNA methylation A type of chemical modification, where DNA acts as an “on” and “off” switch for individual genes. Methylation patterns can be analyzed to diagnose conditions and determine the presence or absence of disease.

DNA sequencing The process used to obtain the sequential DNA arrangement of the nucleotides, or “bases,” A, C, G and T. The DNA sequence carries information that a cell needs to assemble protein and RNA molecules and is important in investigating the functions of genes.

Drug metabolism The chemical alteration of a drug by the body.

Drug target The biological target for a medicine to act in the body and fight disease.

E

Epstein-Barr virus (EBV) A virus of the herpes family, and one of the most common viruses in humans. It is best known as the cause of infectious mononucleosis. It is also called human herpesvirus 4 (HHV-4).

EGFR Epidermal growth factor receptor is the cell-surface receptor for members of the epidermal growth factor family of extracellular protein ligands. Mutations involving EGFR could lead to its constant activation, which could result in uncontrolled cell division – a predisposition for cancer. Consequently, mutations of EGFR have been identified in several types of cancer, and it is the target of an expanding class of anticancer therapies.

Enzyme-linked immunosorbent assay (ELISA) A test that uses antibodies and color change to identify a substance.

Epigenetics A research area devoted to the analysis of hereditary factors that may have an impact on the phenotype of an organism or its gene expression, but are not associated with changes in the underlying DNA sequence. A key mechanism in epigenetics is DNA methylation.

Exosomes Exosomes are a key part of the body’s complex communication system, transferring genetic instructions by carrying nucleic acids and proteins between cells. These microvesicles are shed under both normal and pathological conditions and can be isolated from biofluids such as blood, urine and cerebrospinal fluid. Exosomes hold great promise for biomarker discovery and for personalized healthcare diagnostics.

F

FDA The Food and Drug Administration is an agency of the U.S. Department of Health and Human Services responsible for regulating drugs, medical devices, biologicals such as vaccines, food, dietary supplements, blood products, radiation-emitting devices, veterinary products and cosmetics in the United States.

Forensics Application of scientific techniques to legal matters – for example, analysis of physical evidence from crime scenes or use of DNA evidence for identification of victims or perpetrators.

G

GC Gonococcus, or Neisseria gonorrhea, is a species of Gram-negative bacteria responsible for the sexually transmitted disease gonorrhea.

Gene expression Transfer of genetic information to its active form, usually from DNA via RNA (transcription) into proteins (translation).

Gene sequencing Determining the order of DNA nucleotides or bases in a gene.

Gene silencing Repression of gene expression, especially using the recently discovered mechanism of RNAi (RNA interference). siRNA duplexes can be designed to target and repress expression of specific genes.

Genome The entire genetic information of an organism. In most organisms it consists of DNA; in some viruses it can consist of RNA.

Genomic DNA A representative sample of DNA contained in a genome.

Genomics Scientific study of genes and their role in an organism’s structure, growth, health, disease, ability to resist disease, etc.

Genotyping Genetic fingerprinting, DNA testing, DNA typing, and DNA profiling – study or testing of variations in the genetic information among different individuals.

GMO Genetically-modified organisms.

199

H

Hepatitis B An infectious inflammatory illness of the liver caused by the hepatitis B virus (HBV).

Hepatitis C An infectious disease affecting primarily the liver, caused by the hepatitis C virus (HCV).

High-throughput screening Testing of large numbers of samples, often simultaneously.

Histopathology The microscopic examination of tissue in order to study the manifestations of disease.

HIV The virus that causes acquired immune deficiency syndrome (AIDS); it replicates in and kills the helper T cells.

HLA Human leukocyte antigen is a gene product of the major histocompatibility complex that influences immune response. These antigens play an important role in human organ transplantation, transfusions in refractory patients and certain disease associations.

HPV A virus identified as a necessary factor in the development of nearly all cases of cervical cancer in women. Approximately 130 human papillomavirus (HPV) types have been identified. Persistent infection with one of 15 “high-risk” subtypes of sexually transmitted HPV may lead to potentially precancerous lesions and can progress to invasive cancer.

Hybrid capture Proprietary technology used to detect various infections such as HPV, chlamydia trachomatis (CT), Neisseria gonorrhea (GC) and cytomegalovirus (CMV). In “hybrid capture,” RNA probes bind to DNA in the targeted virus or bacterium, forming a “hybrid.” This hybrid is then “captured” by an antibody added to the solution. In a later step, additional antibodies that produce light in the presence of hybrids are introduced. They bind to the hybrids, resulting in the emission of light that is measured by an instrument called a luminometer. The amount of light detected indicates the amount of target DNA present.

I

IGRA Abbreviation for interferon gamma release assay, a class of modern tests for detection of tuberculosis infections. Thereby, extracted components of TB bacteria are added to a blood sample. If the patient’s immune system has been exposed to the disease, T-cells in the blood sample are re-stimulated and begin releasing interfer-on-gamma, whose concentration can be later measured using a specialized laboratory instrument. The underlying technology can also be used to detect other infections.

Immunoassay Biochemical test that measures concentration of a specific antibody in a biological liquid, typically serum or urine, using the reaction of an antibody or antibodies to its antigen. The assay takes advantage of the specific binding of an antibody to its antigen.

Infectious disease Any disease caused by the entrance, growth, and multiplication of microorganisms in the body; a germ disease.

In vitro diagnostics These tests, known as IVD, are medical devices intended to perform diagnoses from assays in a laboratory test tube, or more generally in a controlled environment outside a living organism. In Latin, in vitro means “in glass.”

J

Janus kinase 2 (JAK2) A gene that provides instructions for making a protein that promotes the growth and division (proliferation) of cells. This protein is part of a signaling pathway called the JAK / STAT pathway, which transmits chemical signals from outside the cell to the cell’s nucleus.

K

KRAS The KRAS gene (short for Kirsten rat sarcoma viral oncogene homolog) encodes a protein also known as KRAS that is involved in regulating cell division. While the protein product of the unmutated KRAS gene performs an essential function in normal tissue signaling, mutated KRAS genes are potent oncogenes that play a role in many cancers.

L

Laboratory-developed tests In vitro diagnostic tests that are developed, validated and used for in-house pathology and diagnostic purposes. LDTs are intended for use only by the laboratory entity where they are developed, unlike the majority of commercially marketed laboratory tests which are manufactured by medical device companies and sold to laboratories, hospitals or physicians’ offices, and must be cleared or approved by the Food and Drug Administration.

200

SERVICE Glossary

Latent tuberculosis A patient is infected with Mycobacterium tuberculosis, but does not have active tuberculosis disease. The main risk is that approximately 10 % of these patients will go on to develop active tuberculosis at a later stage of their life.

Listeria A type of bacterium (Listeria mono-cytogenes) that infects humans and other warm-blooded animals through contaminated food.

M

Metabolic enzyme A protein that catalyzes biochemical reactions for the synthesis, modification and breakdown of molecules

(e. g. drugs) in a living organism. The metabolic enzyme pattern differs within individuals and provides a basis for analyzing individual drug responses in patients.

Metabolic markers A molecular marker associated with a metabolic function.

MicroRNAs (miRNAs) Single-stranded RNA molecules of about 21 – 23 nucleotides in length, which regulate gene expression. miRNAs are encoded by genes that are transcribed from DNA but not translated into proteins (non-coding RNA).

Molecular biology The study of life processes at the molecular level, typically through the study of nucleic acids (DNA and RNA) and proteins.

Molecular diagnostics The use of DNA, RNA and proteins to test for specific health conditions in humans.

Multiplex assay A type of laboratory procedure that performs multiple assays concurrently.

Mutation Permanent change in hereditary information. Mutations can differ in their extent, take place in the germ line or other tissue types, and occur spontaneously or as a result of environmental factors. Mutations play a special role in certain diseases such as cancer and can serve as biomarkers for the efficacy and/or safety of drugs.

N

Next-Generation Sequencing (NGS) The process of determining the precise order of nucleotides within a DNA molecule. It includes any method or technology that is used to determine the order of the four bases – adenine, guanine, cytosine, and thymine – in a strand of DNA. The advent of NGS has greatly accelerated biological and medical research and discovery.

Noroviruses A group of related, single-stranded RNA (ribonucleic acid) viruses that cause acute gastroenteritis in humans.

Nucleic acid Single or double-stranded pol-ynucleotides involving RNA or DNA, which are the crucial building blocks of life involved in the storage and expression of genetic information.

O

Oncogene An oncogene is a gene that, when mutated or expressed at high levels, helps turn a normal cell into a tumor cell. Examples are PI3K, BRAF, KRAS, BCL-ABL.

Optical fluorescence detection technology A technique using optical measurement to quantify and analyze light emissions specific to molecular interactions in a variety of diagnostic and other applications.

P

Pap smear The Papanicolaou test (also called Pap smear, Pap test, cervical smear, or smear test) is a cytology-based screening test used to detect premalignant and malignant (cancerous) processes in the cervix.

Pathogen A pathogen or infectious agent is a biological agent that causes disease or illness.

Pathway A series of metabolic / biological actions among molecules in a cell. An understanding of entire pathways and the complex interactions of all molecules involved – as opposed to the study of individual molecules – is a key to understanding the specifics of many diseases and the development of new diagnostics and drugs.

201

PCR Polymerase chain reaction is the most widely used laboratory technique to amplify DNA or RNA sequences. The temperature of a sample is repeatedly raised and lowered to help heat-stable polymerase enzymes copy the target nucleic acid sequence. PCR can produce a billion copies of the target sequence in a few hours.

Personalized medicine Use of information from a patient’s genotype, level of gene expression and other clinical data to stratify disease, select a medication or dosage, or initiate a therapeutic or preventive measure that is particularly suited to that patient at the time of administration.

Pharmacogenetics Study of the association between specific genetic characteristics and response to drug therapy to select “the right medicine for the right patient.”

Pharmacogenomics Analyzing the entire spectrum of genes that determine drug behavior and sensitivity, pharmacogenomics is concerned with genetic effects on drugs themselves, and with genetic variances that contribute to variable effects of drugs in different individuals.

Polymerases Enzymes that catalyze the production of a nucleic acid strand using an existing strand as a template – used in PCR and RT-PCR.

Predisposition A genetic effect that influences the observable characteristics of an organism but can be modified by environmental conditions. Genetic testing can identify individuals who are genetically predisposed to certain health problems.

Primer A strand of nucleic acid that serves as a starting point for DNA or RNA synthesis. They are required because the enzymes that catalyze replication, DNA polymerases, can only add new nucleotides to an existing strand of DNA.

PROM Premature rupture of fetal membranes, a common complication in pregnancy occurring in up to 10 % of all women. PROM is characterized by a rupture of the protective amniotic sac and discharge of amniotic fluid before the start of labor. If not diagnosed early, it can lead to complications such as infections, sepsis, brain damage, premature birth or miscarriage.

Pyrosequencing A next-generation DNA sequencing technology based on the “sequencing by synthesis” principle. Pyrose-quencing enables decoding of short to medium length DNA sequences and is highly useful for analyzing DNA methylation patterns.

R

Reagent A chemical substance (other than the specimen) used in conducting a diagnostic test / assay.

Real-time PCR Polymerase chain reaction in real time that involves the sequence-specific amplification of DNA molecules using heat-stable polymerase enzymes. It is often used to measure the amount of a specific DNA molecule in a sample.

Reverse transcription The process of making a double stranded DNA molecule from a single stranded RNA template through the enzyme, reverse transcriptase.

RNA Ribonucleic acid is one of the building blocks of life, included in many types of biologically relevant molecules, especially mRNA (messenger RNA), which is copied from DNA and encodes proteins.

RNAi RNA interference is one methodology used to cause gene silencing.

RT-PCR Reverse-transcriptase polymerase chain reaction is a technique that transcribes RNA molecules into DNA molecules, which are then amplified by PCR.

S

Sensitivity A statistical measure of how well a test correctly identifies a condition. For example, with a medical test to determine if a person has a certain disease, the sensitivity is the probability that if the person has the disease, the test result will be “positive.” High sensitivity is required when early diagnosis and treatment are beneficial to patients, or when a disease is infectious and screening is useful to containing it.

siRNA Short interfering RNA is a specific short sequence of double-stranded RNA (dsRNA) with less than 30 base pairs.

SNP Single nucleotide polymorphism – DNA sequence variations occurring when a single nucleotide (A, T, C or G) in the genome differs between members of a species. Variations in DNA sequences can affect how humans develop diseases and respond to pathogens, drugs, vaccines and other agents, and thus serve as potential biomarkers. SNPs are thought to be key enablers in achieving the potential of personalized medicine.

202

SERVICE Glossary

Specificity A statistical measure of how well a test correctly identifies the negative cases, those that do not meet the condition under study. For example, specificity in a medical test to determine if a person has a certain disease is the probability that a “negative” result accurately indicates that the person does not have the disease. High specificity is important when the treatment or diagnosis could be harmful to patients mentally and / or physically.

Swine flu Any strain of the influenza virus that can be endemic in pigs (swine), and also found in humans. The 2009– 2010 pandemic in humans, widely known as “swine flu” or “H1N1,” was due to a strain of influenza. A virus subtype H1N1 that global health authorities viewed as a particularly dangerous threat.

T

Test kit An FDA cleared or approved test package that includes all of the reagents necessary to obtain test results and a protocol with instructions for using the test kit.

Translational medicine The findings in basic research are more quickly and efficiently translated into medical practice and resulting in faster and better outcomes for patients.

Tuberculin skin test (TST), also known as the Mantoux test, is more than 100 years old yet still frequently used to diagnose infections with TB bacteria. During the test, patients receive a specific injection under their skin. After 48 to 72 hours, the puncture is examined for potential swelling and redness as signs of an older or existing TB infection. The test is widely seen to be obsolete, as it produces a high number of false positive results, is subjective and less cost-effective than alternative modern detection methods.

Trichella The genus of parasitic roundworms of the phylum Nematoida that cause trichinosis.

W

Workflow An orderly series of steps a laboratory must follow to take a sample from raw biological material through isolation and purification, identification and measurement by molecular assays, on to analysis and through final results. Automation systems increasingly move beyond individual lab tasks to focus on enhancing the efficiency of entire workflows.

Z

Zoonosis A disease that normally exists in animals but that can infect humans. There are multitudes of zoonotic diseases.

203

Service

Corporate Communications

FOR INVESTORS

Phone worldwide: + 49 2103 29 11711

Phone U.S.: + 1 240 686 2222

Email: ir@qiagen.com

ir.qiagen.com

FOR MEDIA

Phone worldwide: + 49 2103 29 11826

Phone U.S.: + 1 240 686 7425

Email: pr@qiagen.com

pr.qiagen.com

QIAGEN on the Web

www.qiagen.com

Credits

CONCEPT AND DESIGN

3st kommunikation, Mainz

www.3st.de

PHOTOGRAPHY

Andreas Fechner

www.andreasfechner.de

Financial Calendar

MAY 6, 2014

First Quarter 2014 Results

JUNE 25, 2014

Annual General Meeting

JULY 29, 2014

Second Quarter 2014 Results

OCTOBER 29, 2014

Third Quarter 2014 Results

JANUARY 2015

Fourth Quarter 2014 Results

Publication Date

March 3, 2014.

This document contains detailed financial information about QIAGEN prepared under U.S. generally accepted accounting standards (U.S. GAAP) and included in our Form 20-F annual report filed with the U.S. Securities and Exchange Commission. QIAGEN also publishes an annual report under IFRS accounting standards, which is available on our website at www.qiagen.com.

Trademarks

Our name together with our logo is registered as a trademark in the United States and a number of other countries: QIAGEN®.

For a complete list of QIAGEN’s trademarks and disclaimers, please refer to QIAGEN’s webpage under www.qiagen. com/trademarks_disclaimers.aspx

In this annual report QIAGEN is using the term molecular diagnostics. The use of this term is in reference to certain countries, such as the United States, limited to products subject to regulatory requirements. As of March 2014, QIAGEN molecular diagnostics products included 14 FDA (PMA approved or 510k cleared) products, 17 clinical sample concentrator products (13 kits and 4 instruments), 75 EU CE IVD assays, 9 EU CE IVD sample preparation products, 21 EU CE IVD instruments for sample purification or detection, 14 China SFDA IVD assays and 11 China SFDA IVD instruments.

This Annual Report may also contain trade names or trademarks of companies other than QIAGEN.

© 2014 QIAGEN, all rights reserved.

204

SELECT 2013 HIGHLIGHTS

QIAGEN is executing a strategy to expand its leadership in addressing the rapidly evolving needs of customers to transform biological samples into valuable molecular insights. Our focus is on five growth drivers:

Driving global adoption of the QIAsymphony platform and expanding the menu of test content.

Extending leadership in Personalized Health-care with innovative companion diagnostics.

Establishing the QuantiFERON-TB test as the modern gold standard for latent tuberculosis control.

Expanding the use of bioinformatics in molecular applications, including the adoption of our Ingenuity and CLC bio franchises.

Creating an industry-leading portfolio to drive use of next-generation sequencing (NGS) in clinical research and diagnostics.

QIAGEN AROUND THE WORLD

Netherlands – Venlo
Holding Company
USA – Germantown
North American HQ
Germany – Hilden
Operational HQ
China – Shanghai
Asian HQ
Headquarters
QIAGEN Companies
QIAGEN Distributors and Importers

For a full list of our subsidiaries and distributors, please visit www.qiagen.com/contact/

QIAGEN N.V.

Venlo, The Netherlands

Annual Report 2013

QIAGEN N.V.

Annual Report 2013

Report of the Supervisory Board

To our Shareholders

The members of the Supervisory Board wish to thank all QIAGEN employees and members of the Executive Committee for the achievements in 2013, a year in which QIAGEN made significant progress on strategic initiatives to accelerate innovation and growth. We would also like to thank our shareholders, customers, business partners and other stakeholders for honoring QIAGEN with your continued collaboration and trust.

We are pleased with the performance of QIAGEN in 2013, as our employees achieved targets for improved sales in all customer classes and geographic regions while completing transformational programs to increase efficiency and effectiveness. Our teams have created a strong focus on five growth drivers that have the potential to transform QIAGEN. Adoption of our QIAsymphony automation platform continues to set new standards, and QIAGEN completed important U.S. regulatory submissions for the full QIAsymphony workflow and is expanding the test menu. We continue to drive global expansion of the QuantiFERON-TB latent tuberculosis test, which is set to exceed $100 million of sales in 2014. We are also seeing strong momentum in our industry-leading Personalized Healthcare portfolio with a significant number of new partnership agreements signed in 2013. In bioinformatics and next-generation sequencing, two emerging growth drivers for QIAGEN, we are moving ahead with initiatives to expand our portfolio of universal products and services particularly our leadership in bioinformatics analysis and interpretation - as well as making progress on developing the sample-to-insight GeneReader NGS benchtop workflow. The Supervisory Board believes QIAGEN is well-positioned to achieve the goals set for 2014 and deliver on our mission of making improvements in life possible.

This Report of the Supervisory Board is a signal of the changes taking place in the Supervisory Board, which are part of a smooth generational transformation that has been taking place in recent years. As previously announced, Prof. Dr. Dr. h.c. Detlev H. Riesner has decided to step down as Chairman of the Supervisory Board at a Supervisory Board meeting to be held on May 5, 2014, and to not stand for re-appointment at the General Meeting of Shareholders in June 2014. The members of the Supervisory Board and the Managing Board wish to express their highest and personal appreciation for the leadership, dedication and commitment of Prof. Riesner, who played a critical role in the creation of QIAGEN with his strategic foresight and determination. Following the retirement of Prof. Riesner, the Supervisory Board plans to elect Dr. Werner Brandt, who has more than 30 years of leadership experience in the healthcare and IT industries and joined the Supervisory Board in 2007, as the new Chairman.

Dr. Brandt, along with the other five members of the Supervisory Board - Mr. Stéphane Bancel, Dr. Metin Colpan, Mr. Lawrence Rosen, Prof. Dr. Manfred Karobath and Elizabeth E. Tallett will stand for re-election to the Supervisory Board for one-year terms at the next Annual General Meeting, which is scheduled for June 25, 2014. Various external candidates are being considered for nomination to the Supervisory Board who offer a broad range of experience, skills and capabilities in science, healthcare and other industries, particularly IT and bioinformatics. The current target profile of the Supervisory Board can be found on QIAGEN’s website. The current composition fully complies with this profile.

The composition of the Managing Board, which is comprised of Mr. Peer Schatz, QIAGEN’s Chief Executive Officer, and Mr. Roland Sackers, QIAGEN’s Chief Financial Officer, did not change in 2013.

In terms of composition of the Supervisory Board and the Managing Board, new Dutch legislation took effect on January 1, 2013, requiring companies to pursue a policy of having at least 30% of the seats on the Managing Board and the Supervisory Board held by men and at least 30% held by women.

QIAGEN has a long-standing commitment to developing a diverse leadership team, including the Managing Board and the Supervisory Board, with a broad range of experience, skills and capabilities. In nominating candidates for these boards, QIAGEN supports the trend toward higher participation of women. QIAGEN is committed to expanding diversity while pursuing individuals for these boards with a unique blend of scientific and commercial expertise and experience that will contribute to the future success of its business. Management development programs support the career advancement of leaders regardless of gender and other factors. As a result, a number of women are in key leadership roles, particularly in commercial and operational positions around the world. In line with this long-standing commitment, the Supervisory Board will take the requirements of the Dutch law into account in the future when proposing members for election or re-election to its Board without compromising QIAGEN’s commitment to hiring the best individuals for positions without any discrimination. The current governance structure has led to a reduction in the size of the Managing Board to two members, so achieving a diversity goal as measured solely by a percentage of overall membership is difficult to achieve. At the same time, QIAGEN has significantly increased the diversity of its senior leadership team and will continue to do so in the future.

As empowered by the Dutch Corporate Governance Code, the Supervisory Board devoted considerable time during 2013 to discussing and assessing QIAGEN’s corporate strategy, main risks and opportunities, and an annual assessment by the Managing Board of the design and effectiveness of internal risk management and control systems as well as any significant changes in them. In addition, the Supervisory Board discussed and reviewed the functioning of its committees and individual members, its current composition, competence, succession schedule and desired profile in various meetings. The Supervisory Board came to the conclusion that it and the Managing Board were functioning properly.

The Supervisory Board has established an Audit Committee (Mr. Lawrence Rosen has agreed to assume the chairmanship of the Audit Committee from Dr. Werner Brandt after he becomes Chairman of the Supervisory Board), a Compensation Committee (Chairman Prof. Dr. Manfred Karobath) and a Selection and Appointment (Nomination) Committee (Dr. Brandt has agreed to assume the chairmanship of the Selection and Appointment Committee from Prof. Riesner) from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters under which each of the committees operates. These charters are published on our website (www.qiagen.com).

Further detailed information on the composition of the Supervisory Board and its committees, the number of committee meetings held in 2013 and the main topics of discussion, the independence of its members and their remuneration, as well as other information on the Supervisory Board, can be found in the Corporate Governance Report, which is an integral part of this Annual Report.

The Supervisory Board met eight times during 2013 with regular attendance of the members of the Managing Board for certain agenda items. The Supervisory Board also met to review and discuss agenda items in the absence of the Managing Board members, such as to review performance and strategy as well as to discuss compensation matters. We are pleased to report that all members of the Supervisory Board attended every Supervisory Board meeting in 2013, with just one exception involving one member who was excused from the meeting. Information about the Supervisory Board members, including positions held on other boards, is included in the Corporate Governance Report. All members of the Supervisory Board had adequate time available to give sufficient attention to the concerns of the company.

Through its Compensation Committee, the Supervisory Board executed and monitored compliance with the Remuneration Policy approved at the Annual General Meeting held on June 14, 2005. Compensation of Managing Board members consists of a fixed salary and variable components. Variable compensation includes onetime and annual payments linked to business performance (bonuses) as well as longterm incentives containing risk elements, such as stock options or sharebased compensation, and pension plans. The Remuneration Policy and the various aspects of compensation, including the detailed remuneration of individual Managing Board members, are described in the Remuneration Report, part of this Annual Report and which is also available on QIAGEN’s website. Information on QIAGEN’s activities was communicated by the Managing Board to the Supervisory Board through regular meetings and business reports.

All members of the Supervisory Board fulfill the independence criteria as defined by the Dutch Corporate Governance Code. QIAGEN N.V. is a company organized under the laws of the Netherlands and has an international network of subsidiaries. The Supervisory Board follows the principle of increasing shareholder value as the members represent the interests of all stakeholders, including shareholders, and has always pursued the highest standards in Corporate Governance.

QIAGEN is committed to a corporate governance structure that best suits its business and stakeholders, and that complies with relevant rules and regulations. Since 1997, QIAGEN has endorsed the recommendations made in the report of the Netherlands Committee on Corporate Governance, which was replaced by the Dutch Corporate Governance Code effective January 1, 2004, and amended and restated effective January 1, 2009. Our policy is to follow the guidelines of Good Practice of Corporate Governance as described in the Dutch Corporate Governance Code, although some minor deviations may result from the impact of factors such as legal requirements imposed on QIAGEN or industry standards.

QIAGEN is also subject to the rules regarding Corporate Governance set by NASDAQ, where its common shares have been listed since 1996. QIAGEN provides detailed disclosure in the Corporate Governance Report regarding compliance with the Dutch Corporate Governance Code.

QIAGEN believes all of its operations are carried out in accordance with legal frameworks, including Dutch Corporate Law, U.S. laws and regulations, and the laws of the German capital market, in particular the Wertpapierhandelsgesetz.

QIAGEN’s common shares are registered and traded in the U.S. on the NASDAQ Global Select Market and in Germany on the Frankfurt Stock Exchange in the Prime Standard segment. Shareholders in the U.S. and Europe hold the majority of common shares. Among topics the Supervisory Board discussed during 2013 were strategies for the allocation of capital to enhance returns to shareholders, and a new $100 million share repurchase program that was launched during the year after completion of the first-ever share repurchase program earlier in 2013.

In this Annual Report, the financial statements for 2013 are presented as prepared by the Managing Board, audited by Ernst & Young Accountants (Independent Registered Public Accounting Firm), and examined and approved by the Supervisory Board.

Venlo, the Netherlands, March 2014

Prof. Dr. Dr. h.c. Detlev H. Riesner    Dr. Werner Brandt

Management Report

Operations and Business Environment

Company overview

QIAGEN is the world’s leading provider of innovative Sample & Assay Technologies, based on market studies of United States and European market shares for our products and technologies. Our automated systems and our consumable products empower customers to transform raw biological samples into valuable molecular insights. Sample technologies are used to isolate DNA (deoxyribonucleic acid), RNA (ribonucleic acid) and proteins from any biological sample, such as blood or tissue as well as plants and other samples that contain biological materials. Assay technologies are then used to amplify, enrich and provide results for analysis, such as the DNA of a virus or a mutation of a gene contained in a cancer cell, and these are supported by a portfolio of industry-leading bioinformatics solutions.

Our mission is to make improvements in life possible by enabling our customers to achieve outstanding success and breakthroughs in four general areas: Molecular Diagnostics, Applied Testing, Pharma and Academia. QIAGEN began operations in 1986 by introducing to the emerging biotechnology sector a novel method that standardized and dramatically accelerated the extraction and purification of nucleic acids-biological molecules such as DNA and RNA that are essential for life as carriers of genetic information. Since the introduction of that first ready-to-use Sample Technology kit, QIAGEN has expanded to become the global leader with a broad offering of Sample & Assay Technologies, including kits, assays, related automated systems and bioinformatics solutions, that cover the entire continuum from basic life sciences research to clinical diagnostics.

QIAGEN has become a trusted partner by enabling customers to obtain exciting insights with products that are considered standards for quality and reliability. It is estimated that more than two billion biological samples have been prepared or analyzed using QIAGEN Sample Technologies in laboratories around the world.Net sales of $1.30 billion in 2013 were composed of consumable kits and other revenues (88% of sales) and automated systems and instruments (12% of sales).

QIAGEN has leveraged its leadership position in Sample & Assay Technologies to build a strong global position in applications of these technologies for use in healthcare as clinical diagnostics, which involves our Molecular Diagnostics customer class and accounts for approximately 50% of net sales in 2013. Commercial applications of molecular technologies are transforming healthcare by providing precise genetic information to guide prevention, profile diseases and personalize treatment strategies. Approximately 50% of total sales are to customers in Academia, Pharma and Applied Testing, which involve the use of these technologies in life sciences research, pharmaceutical new product development and non-healthcare commercial applications such as human identification / forensics, veterinary testing and food safety.

With a focus on innovation, QIAGEN markets more than 500 core products that are distributed in thousands of variations and combinations. Innovative products are continually being introduced to address new market opportunities or extend the life of existing product lines. We have made a number of strategic acquisitions to enhance our technology and product offerings. We have funded our growth through internally generated funds as well as through debt offerings and private and public sales of equity securities. QIAGEN shares are listed on the NASDAQ exchange under the ticker symbol “QGEN” and on the Frankfurt Prime Standard as “QIA.”

The company is registered under its commercial and legal name QIAGEN N.V. with the trade register (kamer van koophandel) of the Dutch region Limburg Noord under file number 12036979. QIAGEN N.V. is a public limited liability company (naamloze vennootschap) under Dutch law as a holding company. Our principal executive office is located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and our telephone number is +31-77-320-8400.

As a holding company, QIAGEN conducts business through subsidiaries located throughout the world. Further information about QIAGEN can be found at www.qiagen.com. By referring to our website, we do not incorporate the website or any portion of the website by reference into this Annual Report.

Recent Developments

QIAGEN achieved a number of recent strategic milestones in the development of our business:

•

QIAsymphony breaks through 1,000 placements: The QIAsymphony platform surpassed 1,000 cumulative placements in 2013, and the menu of test kits available for QIAsymphony continued to expand. QIAsymphony is the industry’s first modular sample-to-result system that runs commercial assays as well as laboratory-developed tests. Demand for the QIAsymphony platform remains strong among customers in Molecular Diagnostics and the Life Sciences, driven by the broadest range of tests available on a platform. Important product launches are expanding the content menu for the QIAsymphony family of instruments, including the 2013 U.S. introduction of the therascreen EGFR RGQ PCR Kit as a companion diagnostic in metastatic non-small cell lung cancer (NSCLC) and European introductions of the artus CT/NG QS-RGQ Kit for detection of Chlamydia trachomatis (CT) and Neisseria gonorrhoeae (NG) infections; the RespiFinder RG Panel, a multiplex assay for the detection and differentiation of 21 respiratory pathogens; and the artus C. difficile QS-RGQ Kit for detection of C. difficile, the first in a series of test kits for healthcare-associated infections. In late 2013, we submitted our entire QIAsymphony RGQ MDx platform for U.S. Food and Drug Administration review, including QIAsymphony SP for sample preparation, QIAsymphony AS for assay setup, and our real-time PCR detection module, Rotor-Gene Q MDx. We have a portfolio of approximately 35 assays in development for the Rotor-Gene Q MDx.

•

Bioinformatics strategy brings leadership in biological analysis and interpretation: In 2013, we made two strategic acquisitions and began expanding our global leadership position in software solutions for the analysis and interpretation of complex biological data, especially in clinical research and diagnostics. New technologies such as next-generation sequencing (NGS) now generate more data in a single year than was created in all prior history, and the analysis and interpretation of large amounts of data has become a critical challenge to success for many of our customers. We completed two acquisitions in 2013: Ingenuity Systems, Inc., a privately-held U.S. company that has created the market-leading, expertly curated knowledge system and software solutions to efficiently and accurately analyze and interpret the meaning of genomic data; and CLC bio, a privately-held company based in Aarhus, Denmark, that has created the leading commercial data analysis solutions used by many top academic, pharmaceutical and reference laboratory institutions. We provide these industry-leading solutions for use with data generated by any NGS platform, and we are also integrating them into our own products to create complete sample-to-insight workflows and strengthen our emerging offering in next-generation sequencing.

•

NGS initiative moving ahead: QIAGEN is advancing a strategic initiative to create an industry-leading portfolio of products and services to drive the adoption of next-generation sequencing (NGS) in clinical research and diagnostics. QIAGEN is creating differentiated solutions for workflow challenges. These solutions can accelerate the adoption of NGS in these targeted areas, particularly through improved automation compared to current systems to generate sequencing data as well as through the acceleration of data analysis and interpretation. Key elements include developing and commercializing an innovative sample-to-insight workflow incorporating the GeneReaderTM benchtop NGS sequencer with the QIAcube and QIAcube NGS instruments for full automation of pre-analytical steps, and also integrating the market-leading biological data analysis, interpretation and reporting capabilities provided by CLC bio and Ingenuity. Another key element is commercializing “universal” solutions that are compatible with any NGS platform on the market and functional in a wide range of applications. Products launched to date include several pre-analytic kits, including the REPLI-g Single Cell Kit that enables sequencing from single cells and minute amounts of DNA with highly accurate results, and an expanding portfolio of GeneReadTM DNAseq gene panels for enrichment of targeted DNA regions, which are aligned with interpretation based on Ingenuity Variant Analysis. The current portfolio of nine cancer-focused gene panels is being expanded to 20 gene panels for use in cancer and other areas, including inherited diseases and cardiovascular conditions.

•

Personalized Healthcare expands with product launches and new collaborations: We continue to advance our global leadership in companion diagnostics, which are molecular tests used to gather and analyze genomic information from individual patients to help physicians guide treatment decisions, through new product launches as well as new co-development agreements with leading pharmaceutical companies. In July 2013, the FDA approved the therascreen EGFR RGQ PCR Kit to guide the use of the new targeted therapy Gilotrif® (afatinib) from Boehringer Ingelheim, which received FDA approval for use in metastatic non-small cell lung cancer (NSCLC) patients. The EGFR approval follows the 2012 U.S. launch of the therascreen KRAS RGQ PCR Kit paired for use with Erbitux® (cetuximab) from Eli Lilly and Company and Bristol-Myers Squibb for metastatic colorectal cancer patients. We also expanded our portfolio of co-development projects with pharmaceutical companies and added to the deep pipeline of promising biomarkers under development for Personalized Healthcare tests in rheumatoid arthritis, lung cancer, colorectal cancer, glioblastoma, lymphoma and other cancers. In October 2013, we entered into a framework agreement with Clovis Oncology to co-develop and co-commercialize a companion diagnostic test to guide the use of CO-1686, which is in clinical development and targets an unmet clinical need in patients with epidermal growth factor receptor (EGFR) driven NSCLC for whom current EGFR-inhibiting drugs no longer control disease. In February 2013, we entered into a master collaboration agreement with Eli Lilly, building on the companies’ past work together, providing for future development and commercialization of companion diagnostics paired with Lilly investigational and approved medicines across all therapeutic areas. In November 2013, we announced plans to develop and commercialize a new companion diagnostic with Lilly which will be paired with a novel but undisclosed Lilly oncology compound. In October 2012, we announced a collaboration with Bayer HealthCare for development and commercialization of companion diagnostics paired with novel Bayer drugs, initially to enhance the treatment of various solid tumors. The assays under development are designed to run on the QIAsymphony family of automated instruments.

•

Exosome collaboration targets challenges in sample collection: We entered a partnership with Exosome Diagnostics Inc. in 2013 to develop and commercialize high-performance sample preparation kits for the processing of nucleic acids from exosomes in biofluids. The combined Exosome-QIAGEN technologies have the potential to allow researchers, drug developers and doctors to take repeated, real-time genetic “snapshots” of disease from patients’ blood, urine or cerebrospinal fluid without the need for tissue biopsies. The exclusive agreement will cover co-development, manufacturing and commercialization of a full product line for the life science and translational medicine markets, subject to successful product performance. The product portfolio is also expected to create the basis for development and commercialization of clinical in vitro diagnostic products for a range of non-invasive personalized healthcare solutions.

•

QIAGEN China launches careHPV Test: In March 2013, we launched the innovative careHPV Test in China as the world’s first molecular diagnostic designed to screen for high-risk human papillomavirus (HPV) in low-resource clinical settings, including areas lacking electricity, water or laboratories. QIAGEN gained approval for the careHPV Test from China’s State Food and Drug Administration (SFDA) at the end of 2012. In March 2012, we expanded access to our digene HPV Test across China through a co-marketing agreement with KingMed Diagnostics, China’s largest independent laboratory network. The digene HPV Test was first registered in China in 2000 and is widely available in many of the country’s top-tier hospitals and private labs. The KingMed agreement extended access to smaller hospitals, with KingMed functioning as a centralized laboratory.

•

AmniSure assay benefits women’s health business: In May 2012, we acquired AmniSure International LLC, including the AmniSure® assay for determining whether a pregnant woman is suffering rupture of fetal membranes (ROM), a widespread cause of premature delivery and neonatal complications. This product, approved in the U.S. and many other markets, is expected to be catalytic for our Point of Need portfolio and synergistic to our presence in women’s health. AmniSure provided an additional source of growth for us as we integrated this Point of Need product into our commercial operations.

Our Products

QIAGEN leverages our leadership in Sample & Assay Technologies across a wide range of applications and customer classes through more than 500 core consumable products (known as “kits”), as well as instrument solutions that automate the use of these products for sample preparation, analysis and interpretation. The terms “Sample” and “Assay” Technologies define two phases of the process of unlocking valuable molecular information from raw biological materials, generally in digital form:

Sample Technologies: We have developed and advanced a broad range of technologies to extract and purify molecules of interest from biological samples such as blood, bone, tissue, etc. QIAGEN technologies ensure that a biological sample is consistently processed in a highly reproducible, standardized method with the highest level of quality before entering subsequent analysis with assay technologies.

Assay Technologies: Building on our leadership in sample technologies, we have developed assays that enable the analysis of various kinds of molecules from virtually any biological sample. Assay technologies make information contained in isolated molecules visible and available for interpretation. Assays are tailor-made to address the specific needs of various research areas and commercial applications. Laboratory-Developed Test (LDT) assays enable the customer to target molecules of interest for detection using reagents in the kit on platforms such as polymerase chain reaction (PCR). Commercially approved assays are preconfigured by us to test for specific targets such as genetic mutations, gene expression levels, influenza, human papillomavirus (HPV), tuberculosis (TB), hepatitis, herpes virus or human immunodeficiency virus (HIV).

These technologies provide two main categories of revenue streams for QIAGEN:

Revenues from consumables and related sales:

Consumable products, typically sample preparation or test kits and related sales, account for approximately 85-90% of our net sales. To maximize customer convenience and reduce user error, these kits contain all necessary reagents and buffers, and a manual including protocols and relevant background information. Each kit is sufficient to support a number of applications, varying from one to more than 1,000 tests.

Major applications for our consumable products are plasmid DNA purification, RNA purification and stabilization; genomic and viral nucleic acid purification; nucleic acid transfection; PCR amplification; reverse transcription; DNA cleanup after PCR and sequencing; DNA cloning and protein purification. Our validated PCR assays enable detection of viral or bacterial pathogens and parasites in humans and animals, as well as pharmacogenomic testing and genotyping. Our largest-selling single product is the digene HC2 HPV Test, regarded as the “gold standard” in testing for high-risk strains of HPV, the primary cause of cervical cancer in women.

Related revenues include sales of bioinformatics solutions, including the Ingenuity and CLC software portfolios following these acquisitions in 2013, as well as royalties, milestone payments from co-development agreements with pharmaceutical companies for companion diagnostics, payments from technology licenses and patent sales. We also have revenue from custom services, such as whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis.

Automation platforms and instruments:

Our instrumentation systems, which account for approximately 10-15% of net sales, automate the use of Sample & Assay Technologies into efficient solutions for a broad range of laboratory needs. These enable customers to perform reliable and reproducible processes, such as nucleic acid sample preparation, assay setup, target detection as well as complete workflow solutions.

We offer automated platforms for all phases of testing, from sample to result. Among them:

QIAsymphony is an innovative, easy-to-use modular system that is making laboratory workflows more efficient and helping to disseminate standardized, regulator-approved diagnostics. In 2013, the installed base of QIAsymphony systems increased to more than 1,000 instruments worldwide, up from more than 750 at year-end 2012. The platform offers many features of interest to laboratories, such as continuous loading, random access, and the ability to process an almost unlimited range of sample types. QIAsymphony received the Association for Laboratory Automation’s New Product Award (NPA) following its introduction in 2008. In late 2010, we launched QIAsymphony RGQ, an integrated system that has started a new era of integrated workflow consolidation and laboratory automation, covering all steps from initial sample processing to final result. QIAsymphony RGQ gives customers access to a broad menu of commercially available assays while also allowing them to run their own PCR-based LDTs, which account for more than half of the volume of tests performed in many molecular diagnostic laboratories.

Rotor-Gene Q is the world’s first rotary real-time PCR cycler system, using real-time PCR reactions to make specific sequences of DNA and RNA visible through amplification and quantifiable through real-time measurement. This system enhances our options to offer sample and assay technology solutions spanning from sample to result, and is an integral part of the QIAsymphony RGQ system.

PyroMark is a high-resolution detection platform based upon Pyrosequencing technology that allows for the real-time analysis and quantification of genetic mutations and DNA methylation patterns down to the single base pair level. This enables users to identify even previously unknown mutations or variations in targeted DNA regions. This technology also can be employed in multiplex analysis for genetic and pathogen detection. Pyrosequencing plays a pivotal role in epigenetic research and also can be of great value to diagnostic laboratories running personalized healthcare and profiling assays.

QIAcube is a sample processing instrument incorporating novel and proprietary technologies that allows users to fully automate the use of almost all of our products originally designed for manual processing of samples. The QIAcube received the NPA honor in 2007 and has won various design awards.

QIAxcel is designed to replace traditional slab-gel analysis, eliminating tedious and time-consuming methods of nucleic acid separation in low- to high-throughput laboratories. QIAxcel is characterized by unprecedented sensitivity and time to results for analysis of DNA fragments and RNA.

ESE-Quant Tube Scanners are portable, battery-operated optical measurement devices based on technology developed by ESE GmbH, a company we acquired in 2010. These UV and fluorescence detection systems enable point of need testing in healthcare and applied testing markets. The ESE technology permits low-throughput molecular testing in physician practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

Customers

From the early days of the biotechnology revolution, QIAGEN believed that Sample & Assay Technologies for nucleic acids would play an increasingly important role in cutting-edge biology-and that the information extracted from DNA and RNA would be increasingly valuable in research, industry and healthcare. Since 1986, we have been supplying customers with a growing portfolio of innovative proprietary products for the analysis of nucleic acids.

We sell highly varied and flexible workflows for molecular testing, including sample and assay kits known as consumables and automated instrumentation platforms using those technologies, to four major customer classes:

•	Molecular Diagnostics-healthcare providers supporting many aspects of patient care including prevention, profiling of diseases, personalized healthcare and point of need testing

•	Applied Testing-government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing

•	Pharma-drug discovery, translational medicine and clinical development efforts of pharmaceutical and biotechnology companies

•	Academia-researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications

Molecular Diagnostics

The ability of advanced diagnostic technologies to unlock molecular information from patients is changing the practice of medicine, while creating a significant and growing market for nucleic acid sample preparation and assay technology products. The dissemination of PCR and other amplification technologies has brought nucleic acid-based diagnostics into routine use in healthcare around the world, and next-generation sequencing (NGS) is in the early days of further transforming healthcare.

Technologies for molecular diagnostics can be used to identify and profile microorganisms, cancer cells, bacteria and viruses by searching for their specific nucleic acid sequences or to characterize previously unknown DNA sequences related to human diseases. Commercial applications for molecular diagnostics are multiplying as researchers identify new biological markers for disease and develop novel technologies for detection and analysis of those diagnostic clues from the human body.

The molecular diagnostics market, with sales estimated by industry experts at approximately $5 billion in 2013, is still a small part of the global in vitro diagnostics market, but it is the fastest growing segment at a projected compound annual growth rate of 10% or more. Market penetration is still low in the U.S., other developed countries and emerging markets. However, given the advantages of precise genetic information over traditional tests, QIAGEN expects the molecular diagnostics market to provide significant growth opportunities over the long term.

Growth in the Molecular Diagnostics customer class is built upon four strategies for fighting disease, and QIAGEN is targeting each of these fields with a range of dedicated products and tailored marketing:

Prevention-using advanced technologies to screen non-symptomatic patients as a preventive strategy, such as testing women for HPV to protect from cervical cancer or screening patients for latent TB infection to guard against active TB disease.

Profiling-testing symptomatic patients to profile the precise type of disease, for example screening patients for various viral or bacterial infections that involve blood-borne diseases and healthcare-acquired infections, and in particular in at-risk patient groups, such as those having undergone organ transplantation.

Personalized Healthcare-determining which patients are most likely to respond positively to particular therapies, including landmark QIAGEN tests for testing the mutation status of genes such as KRAS, EGFR, BRAF and others that influence the effectiveness and safety profile of novel medicines for treatment of various cancers and other diseases.

Point of Need-enabling on-site diagnosis in physician practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

QIAGEN offers one of the broadest portfolios of molecular technologies for human healthcare. Success in Molecular Diagnostics depends on the ability to analyze purified nucleic acid samples from a variety of sources, including blood, tissue, body fluids and stool, on automated systems that can handle hundreds of samples concurrently. Other key factors are the range of assays targeting various diseases and biomarkers, convenience and ease of laboratory workflow, versatility, reliability and standardization of the nucleic acid processing and detection procedures.

One of the largest prevention markets is screening for HPV, a viral infection that is the primary cause of cervical cancer, which kills about 270,000 women a year worldwide. We are the global leader in HPV screening technologies, with our market-leading “gold standard” digene HC2 HPV Test and our emerging careHPV Test for use in low-resource regions of the world. In the U.S., we sell our HPV products primarily for two FDA-approved indications: adjunctive primary screening with a Pap test for women age 30 and older, and follow-up testing of inconsistent Pap test results in women of any age. In Europe and the rest of the world, HPV screening is growing based on clinical evidence and policy initiatives aimed at fighting cervical cancer.

The early-warning QuantiFERON®-TB Gold test, which detects latent TB infection as a strategy for the prevention of TB disease in vulnerable populations, has become an important growth driver since QIAGEN’s 2011 acquisition of the product with its developer, the Australian firm Cellestis Ltd. Approximately one-third of the world’s population is estimated by the World Health Organization (WHO) to be infected with the tuberculosis bacterium but do not exhibit any symptoms, a condition known as latent TB. However, about 5-10% of those patients with latent TB at some point are estimated to be at risk of developing active tuberculosis, a potentially life-threatening contagious disease that typical spreads from one active patient to 10 to 20 other people. The potential global market for latent TB detection is estimated at up to $1 billion.

In Profiling, we offer an extensive range of Sample & Assay Technologies for use in the diagnosis of patients for various infectious diseases. We are expanding this portfolio of assays and seeking regulatory approvals in additional markets. In 2013 we received European approvals of assays for detection of Chlamydia trachomatis (CT) and Neisseria gonorrhoeae (NG), as well as the healthcare-associated infection Claustridium difficile. In 2012, our assay for detection of Influenza A/B was approved for U.S. marketing by the FDA. A key element of our global content expansion is the use of these assay technologies on the QIAsymphony automation platform.

In Personalized Healthcare, we offer companion diagnostics to guide the selection of medicines in treating cancer and other diseases based on a broad portfolio of more than 30 biomarkers. In July 2013, QIAGEN achieved our second companion diagnostic approval from the FDA and introduced the therascreen® EGFR RGQ PCR Kit for use in patients with non-small cell lung cancer (NSCLC); the therascreen® KRAS RGQ PCR Kit for use in patients with metastatic colorectal cancer, approved by the FDA in July 2012, has gained wide acceptance among healthcare providers and laboratories. QIAGEN’s global leadership position in Personalized Healthcare includes Japan, where regulators approved the therascreen KRAS and EGFR kits in 2011, and Europe, where QIAGEN offers more than 10 CE-marked assays for personalized healthcare applications. QIAGEN has more than 15 projects under way to co-develop and market companion diagnostics with leading pharmaceutical and biotechnology companies. We have collaborative projects with high-profile companies such as Amgen, Bayer, Boehringer Ingelheim, Bristol-Myers Squibb/ImClone, Eli Lilly, Pfizer and Sanofi. Ongoing acquisitions of biomarkers and other technologies contribute to our expanding co-development relationships. A key element of the global expansion in Personalized Healthcare is the ability of labs to efficiently use these assay technologies on our QIAsymphony platform.

We market a range of automation systems designed for low-, medium-, and high-throughput nucleic acid sample preparation and handling tasks in laboratories performing molecular diagnostics. The flagship platform is QIAsymphony, based on its unique characteristics. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We offer closed and open assay technologies. (Open assay technologies contain PCR reagents to identify molecules of choice. Closed assays, diagnostics with predefined targets, include multiplexing and other pathogen or genetic mutation detection assays such as tests for HIV, tuberculosis, influenza or hepatitis.) We market assays directly to end customers via QIAGEN’s sales channels, and selected assays through major diagnostic partners with complementary customer groups or other agreements with companies to broaden the distribution of our products.

Applied Testing

Use of molecular technologies is growing in more and more areas of life as industry and government organizations apply standardized sample preparation and assay solutions to diverse needs. Applied Testing is our term for applications outside of human healthcare and research-such as human identification and forensics, food and water safety, and veterinary testing. The value of genetic “fingerprinting” has been shown for criminal investigations or clarification of paternity or ancestry, public policy compliance for food safety and genetically modified organisms (GMOs) and containment of diseases in commercial livestock. Molecular testing can be performed by well-trained researchers in fully equipped laboratories, and increasingly also by less-trained personnel provided with easy-to-use, reproducible and standardized methods for point of need testing. Our manual DNA and RNA purification methods and automated solutions on QIAsymphony, QIAcube, EZ1 Advanced, BioRobot EZ1 and other products, as well as our amplification enzymes and quantitative assays, address the needs in these markets.

Pharma

QIAGEN has significant relationships with pharmaceutical and biotechnology companies. Drug discovery and translational research efforts increasingly employ genomic information, both to guide research in diseases and to differentiate the patient populations most likely to respond to particular therapies. We estimate that about half of QIAGEN sales in this customer class support research, while the other half supports clinical development processes, including stratification of patient populations based on genetic information. QIAGEN’s GeneGlobe online portal (www.geneglobe.com) offers Pharma scientists an industry-leading source of information on disease pathways with searchable data on 60,000 genomic technologies and a platform for ordering related assays. Our Ingenuity and CLC bio informatics products, providing analysis and interpretation of sequencing results, also are widely used in pharmaceutical research.

As new drugs are commercialized, testing technologies developed in parallel with those therapies can move from Pharma R&D into the healthcare market as companion diagnostics, which are marketed in our Molecular Diagnostics customer class. Healthcare professionals use companion diagnostics to customize treatment by testing for specific genetic biomarkers that help determine the safety and efficacy profiles of drugs in individual patients, achieving the best possible therapeutic results and avoiding unnecessary treatments. In the coming years, we expect a wave of newly discovered biomarkers and companion diagnostics to transform the treatment of an increasing number of diseases.

In addition to the broad portfolio of molecular technologies, QIAGEN brings to the Pharma market a full infrastructure for co-development programs, intellectual property on platforms and content, extensive regulatory experience, global reach in our sales channels, and independence as a company focusing exclusively on these types of technologies.

Academia

QIAGEN provides Sample & Assay Technologies to leading research institutions around the world. While many academic laboratories continue to use manual, labor-intensive methods for nucleic acid separation and purification, QIAGEN has focused on enabling labs to replace time-consuming traditional methods with reliable, fast, highly reproducible, and high-quality nucleic acid extraction and purification technologies. QIAGEN often partners with leading institutions in research projects.

As academic institutions increasingly embrace translational research, bridging from discoveries to practical applications in medicine, our relationships in Academia also support our presence in the Molecular Diagnostics and Pharma customer classes. Research in university settings often helps in the development of specific technologies for targeted biomolecules, and academic research also can result in scientific publications that validate the usefulness of QIAGEN technologies for specific applications.

Global Presence by Geographic Market

QIAGEN currently markets products in more than 100 countries. The following table shows total revenue by geographic market for the past three years (net sales are attributed to countries based on the location of the subsidiary making the sale, as certain subsidiaries have international distribution):

(in thousands)	2013	2012
Net Sales
Americas:
United States	$532,651	$518,130
Other Americas	60,166	42,921

Total Americas	592,817	561,051

Europe	482,008	459,321
Asia Pacific and Rest of World	227,159	234,084

Total	$1,301,984	$1,254,456

Expansion into high-potential geographic markets is a core priority. Our top seven emerging markets (Brazil, Russia, India, China, South Korea, Mexico and Turkey) represented approximately 14% and 10% of net sales in 2013 and 2012, respectively. In 2013, our sales in the top seven emerging markets grew 24%, with gains in many key markets that more than offset weaker results in Korea. China represents our third-largest geographic market in terms of sales. In 2011, new subsidiaries were created in India and Taiwan, further expanding our presence in Asia.

Growth Drivers

We believe the combined global market for molecular diagnostics and molecular life science research products totals approximately $15 billion. Among the fundamental growth drivers in the industry are ongoing breakthroughs and insights into molecular biology, the emergence of next-generation sequencing (NGS), new technologies to analyze molecular information, use of diagnostics to improve the quality of healthcare and reduce costs, and revenue streams made possible through consumable products.

We have grown substantially in recent years with a flexible strategy to accelerate innovation and growth, including actions such as developing innovative new products, partnering, and acquiring companies or technologies to complement our portfolio.

We are building momentum by focusing on five growth drivers for 2014 and beyond:

QIAsymphony: We are driving global adoption of the QIAsymphony automation platform, with a target of 1,250 cumulative placements by year-end 2014, and expanding the content menu of test kits for the platform. Growing QIAsymphony placements and offering a broad menu of innovative consumables together drive sales growth.

Personalized Healthcare: We continue to develop and introduce companion diagnostics to guide the treatment of cancer and other diseases, as well as innovative sample technologies to support the care of patients. We also are a leading partner for pharmaceutical companies in co-developing products for personalized medicine.

QuantiFERON-TB: Having established leadership for QuantiFERON-TB in screening for latent tuberculosis in the United States and Europe, we are preparing to launch the product in China in 2014. In established geographic markets, we are targeting additional subpopulations of vulnerable patients, such as those with Type 2 diabetes.

Bioinformatics: Following the acquisitions of Ingenuity and CLC bio in 2013, we continue to drive the growth in sales of analysis and interpretation software for next-generation sequencing users. In addition, we are creating a leadership position in bioinformatics for the clinical research and diagnostic markets.

NGS workflow: QIAGEN is advancing on a strategic initiative to create an industry-leading portfolio of products and services to drive the adoption of next-generation sequencing (NGS) in clinical research and diagnostics, particularly through differentiated solutions for workflow challenges involving automation compared to current systems to generate sequencing data as well as through the acceleration of data analysis and interpretation. Key elements include developing and commercializing an innovative sample-to-insight workflow incorporating the GeneReaderTM benchtop NGS sequencer with the QIAcube and QIAcube NGS instruments for full automation of pre-analytical steps, and also integrating the market-leading biological data analysis, interpretation and reporting capabilities provided by CLC bio and Ingenuity. Another key element is commercializing “universal” solutions that are compatible with any NGS platform on the market and functional in a wide range of applications.

Research and Development

We are committed to expanding our global leadership in Sample & Assay Technologies. Our strategy for managing innovation focuses on addressing the most significant unmet medical and scientific needs. We target our resources to develop the most promising technologies for use by our customers in Molecular Diagnostics, Applied Testing, Pharma and Academia – and to meet the needs of healthcare professionals and scientists in key geographic markets.

Innovation at QIAGEN follows parallel paths:

•	Creating new systems for automation of workflows – platforms for laboratories, hospitals and other users of these novel molecular technologies.

•	Expanding our broad portfolio of “content” – in particular, novel assays to detect and characterize molecular structures and biomarkers for disease or genetic identification.

Our research and development investments are among the highest compared to other companies in our industry. Approximately 800 employees in research and development work in nine centers of excellence on three continents. Our comprehensive intellectual property portfolio spans more than 1,000 granted patents and more than 900 pending applications.

Innovations in instrumentation are strengthening our leadership in the automation of laboratories, driving dissemination of molecular technologies in healthcare and other fields, and generating increased demand for our consumable products. We continue to extend our modular, medium-throughput QIAsymphony platform, enabling hospitals and other customers to adopt or greatly expand their use of molecular diagnostics. In late 2013, we submitted the full QIAsymphony RGQ MDx platform for regulatory approval in the United States. We also plan to integrate modules in the future for specialized needs such as next-generation sequencing. We are moving ahead on QIAGEN’s initiative to create an industry-leading portfolio of products to drive adoption of next-generation sequencing in clinical research and diagnostics, including an innovative sample-to-insight workflow incorporating the GeneReader™ benchtop NGS sequencer, with commercialization planned for 2014.

We are commercializing a deep pipeline of content: molecular assays for preventive screening and diagnostic profiling of diseases, tests for important biomarkers to guide personalized cancer therapies, and assays for a broad range of other targets. The rollout of QIAsymphony RGQ is accompanied by an extensive development program involving assays for Molecular Diagnostics and other customer classes, and our next-generation sequencing initiative is generating product rollouts to enhance NGS research. In Applied Testing, we continue to develop new content for human identification, food safety and veterinary diagnostics. We are also expanding our extensive portfolio of products for disease pathway research by Pharma and Academic customers. In addition, we are developing assays for specific applications in key markets such as China and Japan. The total combined addressable markets for our current assay development portfolio approach $1 billion in potential annual sales.

In addition, we are investing in co-development of companion diagnostics for personalized healthcare through projects with pharmaceutical and biotech companies. These programs typically begin with development of targeted assays to assist our customers in the development of new drugs by identifying patient populations most likely to respond favorably to therapies. The collaborations have potential to develop into companion diagnostics marketed commercially along with the new drugs.

Sales and Marketing

We market our products in more than 100 countries throughout the world. We have established subsidiaries in markets we believe have the greatest sales potential in the Americas, Europe, Australia and Asia. We have established a network of experienced personnel who sell our products and provide direct support to customers. A significant number of marketing and sales staff members are experienced scientists with academic degrees in molecular biology or related areas. In addition, business managers oversee relationships with key accounts to ensure that we are is serving their needs on the commercial side, such as procurement systems, financing arrangements, data on the costs and value of our systems, and collaborations among organizations. We also have specialized independent distributors and importers in many markets.

Our marketing strategy focuses on providing high-quality products that offer customers unique value, coupled with commitment to technical excellence and customer service. We have developed a range of marketing tools to provide customers with direct access to technical support and to inform them of new product offerings, as well as to enhance our reputation for technical excellence, high-quality products and commitment to customer service. One such tool is our technical service hotline, which allows existing or potential customers to discuss a wide range of technical questions regarding our products and related molecular biology procedures, via phone or e-mail, with Ph.D. and M.Sc. scientists in our technical service group. Frequent communication with customers enables us to identify market needs, gain early insight into new developments and business opportunities, and address them with new products.

Our GeneGlobe online portal (www.geneglobe.com) has become a valuable outreach to life science researchers in Pharma and Academia by providing an industry-leading resource on disease pathways, biomarkers and genomic information. GeneGlobe provides searchable, annotated data on 60,000 pathway and gene-related technologies, with links to order products related to each avenue of investigation.

We also distribute several publications, including our catalog, to existing and potential customers worldwide, providing new product information, product updates, and articles by customers and by our scientists about existing and new applications. Our website (www.qiagen.com) contains a full online product catalog and ordering system, as well as a host of support tools, scientific design tools and other resources. We have full Japanese and Chinese language versions of our website, and some information is available on our site in French, German and Korean to support these markets. Information contained on our website, or accessed through it, is not part of this Annual Report. In addition, we hold numerous scientific seminars to present technical information at leading clinical, academic and industrial research institutes worldwide. We conduct direct marketing campaigns to announce new products or offer special promotions, and we offer personalized electronic newsletters with useful information for molecular biology applications.

In addition to keeping customers informed of new product offerings, we offer an inventory consignment program. The QIAcabinet is a storage cabinet owned by us and placed in customer laboratories at their request. Stocked with our products, the QIAcabinet offers customers the convenience of immediate access, reducing reorder procedures and shipping costs. We monitor cabinet inventory and bill the customers at regular intervals as products are used. QIAcabinet increases our visibility in the laboratory and helps maintain our competitive position, while reducing distribution costs.

Seasonality

Our business does not experience significant, predictable seasonality. Historically, a significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that any of our customers’ activities are slowed, such as during times of higher unemployment, vacation periods or delays in the approval of government budgets, including the U.S. federal government’s budget, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales.

Intellectual Property, Proprietary Rights and Licenses

We have made and expect to continue to make investments in intellectual property. In 2013, our purchases of intangible assets totaled $42.6 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2013, we owned 233 issued patents in the United States, 156 issued patents in Germany and 889 issued patents in other major industrialized countries. We had 996 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue (for patents issued from applications submitted prior to June 8, 1995), or 20 years from the date of filing (in the case of patents issued from applications submitted on or after June 8, 1995). Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

Our practice is to require employees, consultants, outside scientific collaborators, sponsored researchers and other advisers to execute confidentiality agreements upon commencement of their relationships with us. These agreements provide that all confidential information developed by or made known to the individual during the course of the relationship is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature in certain circumstances and to other specific exceptions. In the case of our employees, the agreements provide that all inventions conceived by individuals in the course of their employment will be our exclusive property.

See the discussion within “Principle Risks and Uncertainties” below for details regarding risks related to our reliance on patents and proprietary rights.

Competition

In the Academic and Pharmaceutical markets, we believe our primary competition in sample technology products involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies such as Sigma-Aldrich Corp. and Roche Diagnostics GmbH (Applied Sciences Division). We compete with these methods through our innovative technologies and products, which offer a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and provide significant advantages in speed, reliability, convenience, reproducibility and ease of use.

We also experience competition in various markets from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to, Promega Corp., EMD Millipore or Merck Millipore, and Macherey-Nagel GmbH for nucleic acid separation and purification; Thermo Fisher and Promega Corp. for assay solutions and for transfection reagents; and Sigma-Aldrich Corp. and Thermo Fisher for protein fractionation products. We believe our proprietary technologies and products offer significant advantages over competitors’ products with regard to purity, speed, reliability and ease-of-use.

The medical diagnostics and biotechnology industries are subject to intense competition. In our HPV franchise within our molecular diagnostics customer class, we face competition from well-established diagnostic technologies, such as cytology, and from emerging HPV testing approaches, such as signal amplified testing, research-based PCR, other indicators of disease and other traditional testing methods developed by laboratories. Our competitors in the United States include companies such as Roche Diagnostics GmbH and Hologic, Inc., which have been marketing FDA-approved HPV testing products in the U.S. in recent years. We expect competition to intensify, but our leading position in the HPV market is supported by our marketing efforts and the data supporting our digene HPV Test. We believe we have a competitive advantage driven by the fact that close to 90 million of these tests have been distributed worldwide as well as a multitude of clinical trials encompassing more than one million women. A number of major U.S. customers for HPV screening products operate under multiyear contracts with us, in which we provide competitive pricing and other benefits.

Some of our other products within our molecular diagnostics customer class, such as tests for Chlamydia, Gonorrhea, hepatitis B virus, herpes simplex virus and CMV, compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. Our competitors for gene-based diagnostic probes include Roche Diagnostics, Abbott, Siemens, Cepheid and Hologic. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability, ease of use, standardization, cost, proprietary position, competitors’ market shares, access to distribution channels, regulatory approvals and availability of reimbursement.

We do not believe our competitors typically have the same comprehensive approach to Sample & Assay Technologies as we do or the ability to provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and, therefore, more reliable results. We also believe our integrated strategic approach gives us a competitive advantage. The quality of sample preparation-an area in which we have a unique market and leadership position-is a key prerequisite for reliable molecular assay solutions, which increasingly are being applied in emerging markets such as Molecular Diagnostics and Applied Testing.

Current and potential competitors may be in the process of seeking FDA or foreign regulatory approvals for their respective products. Our continued future success will depend in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively in the future or that development by others will not render our technologies or products non-competitive.

Suppliers

As part of our quality assessment procedures, we periodically evaluate the performance of our raw material and component suppliers, potential new alternative sources of such materials and components, and the risks and benefits of reliance on our existing suppliers. We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications, so we closely monitor stock levels to maintain adequate supplies. We believe we maintain inventories at a sufficient level to ensure reasonable customer service levels and to guard against normal volatility in availability.

Government Regulations

We are subject to a variety of laws and regulations in the European Union, the United States and other countries. The level and scope of the regulation varies depending on the country or defined economic region, but may include, among other things, the research, development, testing, clinical trials, manufacture, storage, recordkeeping, approval, labeling, promotion and commercial sales and distribution, of many of our products.

European Union Regulations

In the European Union, in vitro diagnostic medical devices are regulated under EU-Directive 98/79/EC (IVD Directive) and corresponding national provisions. The IVD Directive requires that medical devices meet the essential requirements set out in an annex of the directive. These requirements include the safety and efficacy of the devices. According to the IVD Directive, the Member States presume compliance with these essential requirements in respect of devices which are in conformity with the relevant national standards transposing the harmonized standards of which the reference numbers have been published in the Official Journal of the European Communities. These harmonized standards include ISO 13485:2003, the quality standard for medical device manufacturers.

IVD medical devices, other than devices for performance evaluation, must bear the CE marking of conformity when they are placed on the market. The CE mark is a declaration by the manufacturer that the product meets all the appropriate provisions of the relevant legislation implementing the relevant European Directive. As a general rule, the manufacturer must follow the procedure of the EC Declaration of conformity to obtain this CE marking.

Each European country must adopt its own laws, regulations and administrative provisions necessary to comply with the IVD Directive. Member States may not create any obstacle to the placing on the market or the putting into service within their territory of devices bearing the CE marking according to the conformity assessment procedures. On September 26, 2012, the European Commission (EC) adopted a proposal for new EU regulations for medical devices and IVDs that if finalized will impose additional regulatory requirements on IVDs used in the EU. In many countries outside of the United States, coverage, pricing and reimbursement approvals are also required. We are also required to maintain accurate information and control over sales and distributors’ activities that may fall within the purview of the Foreign Corrupt Practices Act, its books and records provisions and its anti-bribery provisions.

U.S. Regulations

In the United States, in vitro diagnostic kits are subject to regulation by the Food and Drug Administration (FDA) as medical devices and must be cleared or approved before they can be marketed. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending NDAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution. In addition, some of our test kits are sold for research use only in the United States. We do not promote these tests for clinical diagnostic use, and they are labeled “For Research Use Only,” or RUO, as required by the FDA.

In Vitro Diagnostics

The FDA regulates the sale or distribution of medical devices, including in vitro diagnostic test kits and some in vitro diagnostic tests. The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling, pre-market notification and adherence to the FDA’s quality system regulations, which are device-specific good manufacturing practices. Class II devices are subject to general controls and special controls, including performance standards and post-market surveillance. Class III devices are subject to most of the previously identified requirements as well as to pre-market approval. All Class I devices are exempt from premarket review; most Class II devices require 510(k) clearance, and all Class III devices must receive premarket approval before they can be sold in the United States. The payment of a fee to the FDA is usually required when a 510(k) notice or premarket approval application is submitted.

510(k) Premarket Notification. A 510(k) notification requires the sponsor to demonstrate that a medical device is substantially equivalent to another marketed device, termed a “predicate device”, that is legally marketed in the United States and for which a premarket approval application (PMA) was not required. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate; or has the same intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device.

The FDA generally issues a decision letter within 90 days of receipt of the 510(k) if it has no additional questions or sends a first action letter requesting additional information within 75 days. Most 510(k)s do not require clinical data for clearance, but a minority will. Requests for additional data, including clinical data, will increase the time necessary to review the notice. If the FDA believes that the device is not substantially equivalent to a predicate device, it will issue a “Not Substantially Equivalent” letter and designate the device as a Class III device, which will require the submission and approval of a PMA before the new device may be marketed. Under certain circumstances, the sponsor may petition the FDA to make a risk-based determination of the new device and reclassify the new device as a Class I or Class II device. The FDA is currently reevaluating the 510(k) review process, and we cannot predict what if any changes will occur.

Premarket Approval. The PMA process is more complex, costly and time consuming than the 510(k) process. A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. If the device is determined to present a “significant risk,” the sponsor may not begin a clinical trial until it submits an investigational device exemption (IDE) to the FDA and obtains approval from the FDA to begin the trial.

After the PMA is submitted, the FDA has 45 days to make a threshold determination that the PMA is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA. The FDA is subject to a performance goal review time for a PMA that is 180 days from the date of filing, although in practice this review time is longer. Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. The total process may take several years and there is no guarantee that the PMA will ever be approved. Even if approved, the FDA may limit the indications for which the device may be marketed. The FDA may also request additional clinical data as a condition of approval or after the PMA is approved. Any changes to the medical device may require a supplemental PMA to be submitted and approved before changed medical device may be marketed.

Any products sold by us pursuant to FDA clearances or approvals will be subject to pervasive and continuing regulation by the FDA, including record keeping requirements, reporting of adverse experiences with the use of the device and restrictions on the advertising and promotion of our products. Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. Noncompliance with applicable FDA requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the FDA to grant 510(k) clearance or PMA approval for new devices, withdrawal of 510(k) clearances and/or PMA approvals and criminal prosecution.

Regulation of Companion Diagnostic Devices

Diagnostic tests may be used in the determination of whether a drug should be prescribed for a patient, and are often referred to as in vitro companion diagnostic devices. In July 2011, the FDA issued a Draft Guidance for Industry and Food and Drug Administrative Staff on In Vitro Companion Diagnostic Devices. The Draft Guidance applies to in vitro diagnostic companion diagnostic devices that provide information that is essential for the safe and effective use of a corresponding therapeutic drug. However, a novel in vitro diagnostic test that provides information that is useful in, but not a determining factor for the safe and effective use of a therapeutic product, would not be considered an IVD companion diagnostic device subject to the Draft

Guidance. The FDA expects that the therapeutic sponsor will address the need for an approved or cleared IVD Companion Diagnostic Device in its therapeutic product development plan. The sponsor of the therapeutic product can decide to develop its own IVD Companion Diagnostic Device, partner with a diagnostic device sponsor to develop the appropriate IVD Companion Diagnostic Device, or explore modification of an existing IVD diagnostic device (its own or another sponsor’s) to accommodate the appropriate intended use. The FDA has approved a number of drug/diagnostic device companions in accordance with the Draft Guidance.

In September 2013, the FDA issued its final rule on the Unique Device Identifier. This rule now requires an additional registered identifier, including a special barcode, on all FDA regulated medical devices. The rule is implemented in phases with the first deadline of September 24, 2014 being established for all Class III medical devices. For QIAGEN, this impacts the hc2, QuantiFERON, and therascreen products. A task force has been established to ensure this deadline is met but this will place additional administrative and regulatory burden on these products for annual reporting of compliance to the new regulation. Class II and Class I products are required to have this same labeling by September 24, 2016 and 2018, respectively. The new rule will also require additional compliance oversight once implemented.

Some of our products are sold for research purposes in the U.S., and they are labeled “For Research Use Only” (RUO) or “for molecular biology applications.” In November 2013, the FDA issued a final Guidance for Industry and Food and Drug Administration Staff entitled, “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only.” In the Guidance, RUO refers to devices that are in the laboratory phase of development, and investigational use only, or IUO, refers to devices that are in the product testing phase of development. These types of devices are exempt from most regulatory controls. Because we do not promote our RUOs for clinical diagnostic use or provide technical assistance to clinical laboratories with respect to these tests, we believe that these tests are exempt from FDA’s premarket review and other requirements. If the FDA were to disagree with our designation of any of these products, we could be forced to stop selling the product until appropriate regulatory clearance or approval has been obtained. Further, we believe that some of our RUOs may be used by some customers in their laboratory-developed tests (LDTs), which they develop, validate and promote for clinical use. However, as previously noted, we do not promote these products for use in LDTs or assist in the development of the LDT tests for clinical diagnostic use.

HIPAA and Other Privacy and Security Laws

The Health Insurance Portability and Accountability Act of 1996, (HIPAA), as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH) regulates uses and disclosures of identifiable health information (protected health information or PHI) in the hands of certain health care providers, health plans or health care clearing houses (covered entities). HIPAA regulates and limits covered entities’ uses and disclosures of PHI and requires the adoption of administrative, physical and technical security measures to keep PHI secure. HIPAA also applies to organizations that create, use or disclose PHI to provide services to or on behalf of covered entities (business associates). Business associates are required to comply with certain privacy and all of the security standards of HIPAA. Business associates and covered entities must also comply with breach notification standards established under HITECH. The HITECH breach notifications standards require covered entities to notify affected individuals, the government, and in some cases, local and national media in the event of a breach of PHI that has not been secured by encryption. The breach notification standards require business associates to notify covered entity customers of their own breaches of unsecured PHI so that the relevant covered entity may make required notifications.

Almost all states have adopted data security laws protecting the “personal information” of its residents. Personal information typically includes an individual’s name or initials coupled with social security, financial account, debit, credit or state-issued identification number or other information that could lead to identity theft. There is significant variability under these laws, but most require notification to affected individuals and the government in the event of breach, as well as compliance with certain security standards (such as encryption) and adoption of contractual protections for personal information. Many states have also adopted genetic testing and privacy laws. These laws typically require a specific, written consent for genetic testing as well as consent for the disclosure of genetic test results and otherwise limit uses and disclosures of genetic testing results.

We require the disclosure of whole genome sequences in order to analyze and interpret genomic data for research use by our customers. Most of our institutional and physician customers are covered entities under HIPAA and must obtain proper authorization or de-identify information so that we may provide services. When PHI is de-identified or when the disclosure of PHI is authorized by a patient, HIPAA does not impose any compliance obligations on the recipient. We are also subject to enforcement by state attorneys general who were given authority to enforce HIPAA under HITECH and who also enforce state data security laws. State data security laws apply directly to us to the extent that it acquires any personal information. Accordingly, we maintain an active privacy and data security program designed to address regulatory compliance issues.

Health information privacy and data security laws are complex, overlapping and rapidly evolving. As Company’s activities evolve and expand, additional laws may be implicated, for example, there are international privacy laws that impose restrictions on the access, use, and disclosure of health and other personal information. All of these laws impact Company’s business either directly or indirectly. Company’s failure to comply with these privacy laws or significant changes in the laws could significantly impact Company’s business and future business plans.

Compliance with Fraud and Abuse Laws

We have to comply with various U.S. federal and state laws, rules and regulations pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws, rules and regulations. Violations of the fraud and abuse laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid.

Anti-Kickback Statute

The federal Anti-Kickback Statute prohibits persons from knowingly or willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce:

•	the referral of an individual for a service or product for which payment may be made by Medicare, Medicaid or other government-sponsored healthcare program; or

•	purchasing, ordering, arranging for, or recommending the ordering of, any service or product for which payment may be made by a government-sponsored healthcare program.

The definition of “remuneration” has been broadly interpreted to include anything of value, including such items as gifts, certain discounts, waiver of payments, and providing anything at less than its fair market value. In addition, several courts have interpreted the law to mean that if “one purpose” of an arrangement is intended to induce referrals, the statute is violated.

The Anti-Kickback Statue is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services (OIG) has issued regulations, commonly known as “safe harbors.” These safe harbors set forth certain requirements that, if fully met, will assure healthcare providers, including medical device manufacturers, that they will not be prosecuted under the Anti-Kickback Statute. Although full compliance with these safe harbor provisions ensures against prosecution under the Anti-Kickback Statute, full compliance is often difficult and the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the Anti-Kickback Statute will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. The statutory penalties for violating the Anti-Kickback Statute include imprisonment for up to five years and criminal fines of up to $25,000 per violation. In addition, through application of other laws, conduct that violates the Anti-Kickback Statute can also give rise to False Claims Act lawsuits, civil monetary penalties and possible exclusion from Medicare and Medicaid and other federal healthcare programs. In addition to the Federal Anti-Kickback Statute, many states have their own kickback laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions, safe harbors or sanctions. In some states, these anti-kickback laws apply not only to payment made by a government health care program but also with respect to other payors, including commercial insurance companies.

Other Fraud and Abuse Laws

The federal False Claims Act (FCA) prohibits any person from knowingly presenting, or causing to be presented, a false claim or knowingly making, or causing to made, a false statement to obtain payment from the federal government. Those found in violation of the FCA can be subject to fines and penalties of three times the damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Actions filed under the FCA can be brought by any individual on behalf of the government, a “qui tam” action, and such individual, known as a “relator” or, more commonly, as a “whistleblower,” who may share in any amounts paid by the entity to the government in damages and penalties or by way of settlement. In addition, certain states have enacted laws modeled after the FCA, and this legislative activity is expected to increase. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies, including medical device manufacturers, to defend false claim actions, pay damages and penalties or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of investigations arising out of such actions.

The OIG also has authority to bring administrative actions against entities for alleged violations of a number of prohibitions, including the Anti-Kickback Statute and the Stark Law. The OIG may seek to impose civil monetary penalties or exclusion from the Medicare, Medicaid and other federal healthcare programs. Civil monetary penalties can range from $2,000 to $50,000 for each violation or failure plus, in certain circumstances, three times the amounts claimed in reimbursement or illegal remuneration. Typically, exclusions last for five years.

In addition, we must comply with a variety of other laws, such as laws prohibiting false claims for reimbursement under Medicare and Medicaid, all of which can also be triggered by violations of federal anti-kickback laws; the Health Insurance Portability and Accounting Act of 1996, which makes it a federal crime to commit healthcare fraud and make false statements; and the Federal Trade Commission Act and similar laws regulating advertisement and consumer protections.

There are also an increasing number of state “sunshine” laws that require manufacturers to provide reports to state governments on pricing and marketing information. Several states have enacted legislation requiring medical device companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales and marketing activities, and to prohibit or limit certain other sales and marketing practices. In addition, a federal law known as the Physician Payments Sunshine Act, now requires medical device manufacturers to track and report to the federal government certain payments and other transfers of value made to physicians and teaching hospitals and ownership or investment interests held by physicians and their immediate family members. The federal government will disclose the reported information on a publicly available website beginning in 2014. If we fail to track and report as required by these laws or to otherwise comply with these laws, we could be subject to the penalty provisions of the pertinent state and federal authorities.

Reimbursement

United States

In the United States, payments for diagnostic tests come from several sources, including third party payors such as health maintenance organizations and preferred provider organizations; government health programs such as Medicare and Medicaid; and patients; and, in certain circumstances, hospitals or referring laboratories. For many years, federal and state governments in the United States have pursued methods to reduce the cost of these programs. For example, in 2010 the United States enacted major healthcare reform legislation known as the Patient Protection and Affordable Care Act (ACA). Such changes have had, and are expected to continue to have, an impact on our business. At present, Medicare payment rates are affected by across-the-board federal budget cuts commonly referred to as “sequestration”. Under sequestration, the Centers for Medicare & Medicaid Services (CMS), the federal agency responsible for administering Medicare and Medicaid, reduced Medicare payments to providers by 2% annually beginning in 2013 and through 2023.

Code Assignment. In the United States, a third-party payor’s decisions regarding coverage and payment are driven, in large part, by the specific Current Procedural Terminology, or CPT, code used to identify a test. The American Medical Association, or AMA, publishes the CPT, which is a listing of descriptive terms and identifying codes for reporting medical services and procedures. The purpose of the CPT is to provide a uniform language that accurately describes medical, surgical, and diagnostic services and therefore to ensure reliable nationwide communication among healthcare providers, patients, and third-party payors.

A manufacturer of in vitro diagnostic kits or a provider of laboratory services may request establishment of a Category I CPT code for a new product. Assignment of a specific CPT code ensures routine processing and payment for a diagnostic test by both private and government third-party payors.

The AMA has specific procedures for establishing a new CPT code and, if appropriate, for modifying existing nomenclature to incorporate a new test into an existing code. If the AMA concludes that a new code or modification of nomenclature is unnecessary, the AMA will inform the requestor how to use one or more existing codes to report the test.

While the AMA’s decision is pending, billing and collection may be sought under an existing, non-specific CPT code. A manufacturer or provider may decide not to request assignment of a CPT code and instead use an existing, non-specific code for reimbursement purposes. However, use of such codes may result in more frequent denials and/or requests for supporting clinical documentation from the third-party payor and in lower reimbursement rates, which may vary based on geographical location.

In 2012, the AMA added 127 new CPT codes for molecular pathology services that became effective on January 1, 2013. These new CPT codes are biomarker specific and were designed to replace the previous methodology of billing for molecular pathology testing, which involved “stacking” a series of non-biomarker specific CPT codes together to describe the testing performed. The new CPT codes were issued final national reimbursement prices by CMS in November of 2013. These federal reimbursement amounts are widely acknowledged to be lower than the reimbursement obtained by the now outdated “stacking” method, but commercial payors and Medicare contractors are still in the process of solidifying their coverage and reimbursement policies for the testing described by these new CPT codes. The lower reimbursement amounts experienced in the field of molecular pathology testing may soon be extending to other codes on the Clinical Laboratory Fee Schedule as CMS initiates a 5-year long review of all CPT codes for clinical laboratory testing this year. This review is designed to adjust the reimbursement rates of the CPT codes describing clinical laboratory testing to reflect any changes in technology that have occurred since the CPT code went into effect. CMS will start with the oldest CPT codes on the Fee Schedule first, and acknowledges that adjustments could result in increases to payment amounts, but expects most adjustments to result in decreases.

Coverage Decisions. When deciding whether to cover a particular diagnostic test, private and government third-party payors generally consider whether the test is a contractual benefit and, if so, whether it is reasonable and necessary for the diagnosis or treatment of illness and injury. Most third-party payors do not cover experimental services. Coverage determinations often are influenced by current standards of practice and clinical data, particularly at the local level. The Centers for Medicare & Medicaid Services (CMS) which is the government agency responsible for overseeing the Medicare program, has the authority to make coverage determinations on a national basis, but most Medicare coverage decisions are made at the local level by contractors that administer the Medicare program in specified geographic areas. Private and government third-party payors have separate processes for making coverage determinations, and private third-party payors may or may not follow Medicare’s coverage decisions. If a third-party payor has a coverage determination in place for a particular diagnostic test, billing for that test must comply with the established policy. Otherwise, the third-party payor makes reimbursement decisions on a case-by-case basis.

Payment. Payment for covered diagnostic tests is determined based on various methodologies, including prospective payment systems and fee schedules. In addition, private third-party payors may negotiate contractual rates with participating providers or set rates as a percentage of the billed charge. Diagnostic tests furnished to Medicare inpatients generally are included in the bundled payment made to the hospital under Medicare’s Inpatient Prospective Payment System. Payment for diagnostic tests furnished to Medicare beneficiaries in most other circumstances is made based on the Clinical Laboratory Fee Schedule, under which a payment amount is assigned to each covered CPT code. The law technically requires fee schedule amounts to be adjusted annually by the percentage increase in the consumer price index (CPI) for the prior year, but Congress has frozen payment rates in certain years. Medicaid programs generally pay for diagnostic tests based on a fee schedule, but reimbursement varies by state.

European Union

In the European Union the reimbursement mechanisms used by private and public health insurers vary by country. For the public systems reimbursement is determined by guidelines established by the legislator or responsible national authority. As elsewhere, inclusion in reimbursement catalogues focuses on the medical usefulness, need, quality and economic benefits to patients and the healthcare system. Acceptance for reimbursement comes with cost, use and often volume restrictions, which again can vary by country.

We are subject to laws and regulations related to the protection of the environment, the health and safety of employees and the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials. For example, the U.S. Occupational Safety and Health Administration (OSHA) has established extensive requirements relating specifically to workplace safety for healthcare employers in the U.S. This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, such as HIV and hepatitis B and C, including preventing or minimizing any exposure through needle stick injuries. For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the U.S. Department of Transportation, the U.S. Public Health Service, the United States Postal Service and the International Air Transport Association.

Conflict Minerals

Recent U.S. legislation has been enacted to improve transparency and accountability concerning the sourcing of conflict minerals” from mines located in the conflict zones of the Democratic Republic of Congo (DRC) and its adjoining countries. The term conflict minerals currently encompasses tantalum, tin, tungsten (or their ores) and gold. Certain of our instrumentation product components which we purchase from third party suppliers do contain gold. This U.S. legislation requires manufacturers, such as us, to investigate our supply chain and disclose if there is any use of conflict minerals originating in the DRC or adjoining countries. We are currently evaluating the potential impact of, and developing an implementation strategy to comply with this legislation.

Organizational Structure

QIAGEN N.V. is the holding company for more than 50 consolidated subsidiaries, many of which have the primary function of distributing our products and services on a regional basis. Certain subsidiaries also have research and development or production activities. A listing of our significant subsidiaries and their jurisdictions of incorporation is included in Note 29, ‘Consolidated Companies’.

Description of Property

Our production and manufacturing facilities for consumable products are located in Germany, the United States, China, France, and the United Kingdom. In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. We also have installed and continue to expand production-planning systems that are included in our integrated information and control system based on the SAP R/3 business software package from SAP AG. Worldwide, we use SAP software to integrate most of our operating subsidiaries. Capital expenditures for property, plant and equipment totaled $76.1 million and $102.0 million for 2013 and 2012, respectively.

We have an established quality system, including standard manufacturing and documentation procedures, intended to ensure that products are produced and tested in accordance with the FDA’s Quality System Regulations, which impose current Good Manufacturing Practice (cGMP) requirements. For cGMP production, special areas were built in our facilities in Hilden, Germany, and Germantown and Gaithersburg, Maryland. These facilities operate in accordance with cGMP requirements.

The consumable products manufactured at QIAGEN GmbH in Germany, and QIAGEN Sciences, LLC. and QIAGEN Gaithersburg, Inc., both in Maryland, are produced under ISO 9001: 2008, ISO 13485:2003, ISO 13485:2003 CMDCAS, and the EC Directive 98/79/EC. Our certifications form part of our ongoing commitment to provide our customers high-quality, state-of-the-art Sample & Assay Technologies and to the development of our Total Quality Management system.

Our facilities in Hilden, Germany, currently occupy a total of approximately 750,000 square feet, some of which is leased pursuant to separate contracts, the last of which expires in 2018. Our production capacity is increased through our manufacturing and research facilities in the United States. QIAGEN Sciences, LLC owns a 27-acre site in Germantown, Maryland. The 285,000 square foot Germantown facility consists of several buildings in a campus-like arrangement and is intended to accommodate over 500 employees. There is room for future expansion of up to 300,000 square feet of facility space. We lease a facility in Gaithersburg, Maryland, comprising a total of 150,000 square feet and 40,000 square feet in Frederick, Maryland for manufacturing, warehousing, distribution and research operations.

In 2009, we purchased additional land adjacent to our facility in Hilden, Germany, for EUR 2.5 million (approximately $3.2 million) and began construction to further expand our facilities for research and development and production. In 2010, we began construction on expansion of our research, production and administrative space in Germantown, Maryland. Both projects were completed at a total cost of $97.2 million as of December 31, 2013. There are two additional small expansion projects in Maryland that will be started in 2014 and are estimated to be completed in 2015. We anticipate being able to fund these expansions with cash generated by operating activities.

Other subsidiaries throughout the world lease smaller amounts of space. Our corporate headquarters are located in leased office space in Venlo, The Netherlands.

We believe our existing and planned production and distribution facilities can support anticipated production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state, and local laws and regulations including environmental regulations. We do not believe we have any material issues relating to these laws and regulations.

Operating and Financial Review and Prospects for the Period from January 1, 2013 to December 31, 2013

Results of Operations, Financial Position

Overview

We are the world’s leading provider of innovative Sample & Assay Technologies, based on independent market studies of United States and European market shares for our products and technologies. Our automated systems and consumable products empower customers to transform raw biological samples into valuable molecular insights. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to amplify, enrich and provide results for analysis of biomolecules, such as the DNA of a virus or a mutation of a gene.

We sell our products, sample and assay kits known as consumables and automated instrumentation systems using those technologies, to four major customer classes:

•	Molecular Diagnostics-healthcare providers supporting many aspects of patient care including prevention, profiling of diseases, personalized healthcare and point of need testing

•	Applied Testing-government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing

•	Pharma-drug discovery and development efforts of pharmaceutical and biotechnology companies

•	Academia-researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications

We market products in more than 100 countries throughout the world. We have established subsidiaries in markets we believe have the greatest sales potential, including countries throughout Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of December 31, 2013, we employed more than 4,000 people in more than 35 locations worldwide.

In 2013, operating income on a consolidated basis was $30.9 million, a 82% decrease from $171.2 million in 2012, which in turn was an 82% increase compared from $30.3 million in 2011. The 2013 decline reflects the impact of restructuring-related charges in 2013. Operating income in 2011 was also negatively impacted by a restructuring-related charge in the fourth quarter of 2011.

We have delivered five-year compound annual growth rates of approximately 8% in net sales and -13% in net income through 2013. The decline in net income primarily reflects the impacts of our recent restructuring efforts. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities.

Recent Acquisitions

We have made a number of strategic acquisitions since 2011, expanding our technology and product offerings as well as extending our geographic presence. These transactions include:

•

In August 2013, we acquired CLC bio, a global leader in bioinformatics software with a focus on next-generation sequencing (NGS). This acquisition creates a complete workflow from biological sample to valuable molecular insights. CLC bio, a privately-held company based in Aarhus, Denmark, was founded in 2005 and has created the leading commercial data analysis solutions and workbenches for NGS. The addition of this portfolio follows our recent acquisition of Ingenuity Systems, Inc., the market leader in solutions for handling biological data through the interpretation and reporting stages. CLC bio’s leading products are CLC Genomics Workbench, a comprehensive and user-friendly analysis package for analyzing, comparing and visualizing NGS data; and CLC Genomics Server, a flexible enterprise-level infrastructure and analysis backbone for NGS data analysis.

•

In April 2013, we acquired Ingenuity Systems, Inc., the leading provider of software solutions that efficiently and accurately analyze and interpret the biological meaning of genomic data. Ingenuity, a privately-held U.S. company based in California’s Silicon Valley, created a market leading, expertly curated knowledge system of biomedical information and analysis solutions for the exploration, interpretation and analysis of complex biological systems. New technologies such as next-generation sequencing (NGS) are now generating more data in a single year than was created in all prior history, making the analysis and interpretation of this extensive and very complex biological data a critical success factor.

•

In June 2012, we unveiled an initiative to enter targeted areas of the NGS market, including our acquisition during 2012 of Intelligent Bio-Systems, Inc., which added important expertise, intellectual property rights and innovative technologies in this rapidly growing area. Our NGS initiative aims to expand the use of these technologies from the current focus on life science research into routine use in translational research and clinical diagnostics.

•

In May 2012, we acquired AmniSure International LLC, including the AmniSure® assay for determining whether a pregnant woman is suffering rupture of fetal membranes (ROM), a widespread cause of premature delivery and neonatal complications. This product, which is approved in the U.S. and many other markets, is a key addition to our Point of Need portfolio.

•

In August 2011, we acquired Cellestis Ltd., an Australian company that created the proprietary “pre-molecular” QuantiFERON® technology. The early-warning QuantiFERON®-TB Gold test, which detects latent tuberculosis (TB) infection as a strategy for the prevention of active TB disease in vulnerable populations, has become an important growth driver as we continue to expand the market.

•

In July 2011, we purchased a majority of the shares of Ipsogen S.A., a publicly listed French company that is a global leader in molecular profiling and personalized healthcare diagnostics for a broad range of blood cancers. Through a public tender offer for the remaining shares, we had acquired 89% of the shares of Ipsogen by year-end 2013. We intend to fully acquire Ipsogen through future public offers. Effective January 1, 2013, Ipsogen was renamed QIAGEN Marseille and its sales and distribution networks were integrated with our commercial operations.

Our financial results include the contributions of our recent acquisitions from the date of acquisition, as well as costs related to the acquisitions and integrations of the acquired companies, such as the relocation and closure of certain facilities.

We determined that we operate as one business segment in accordance with IFRS 8, Operating Segments. Our chief operating decision maker (CODM) makes decisions on business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. With revenues derived from our entire product and service offerings, it is not practicable to provide a detail of revenues for each group of similar products and services or for each customer group, as full discrete financial information is not available. Considering the acquisitions made during 2013, we determined that we still operate as one business segment. However, we do provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes.

Year Ended December 31, 2013, Compared to 2012

Net Sales

In 2013, net sales increased 4% to $1.30 billion compared to $1.25 billion in 2012, driven by growth in all regions and led by the Molecular Diagnostics (+7%) and Applied Testing (+6%) customer classes. Higher sales of consumables and other revenues (+5%) more than offset lower instrument sales (-4%). Total net sales growth was split about evenly between the existing product portfolio and the acquisitions of Ingenuity (acquired April 29, 2013), CLC bio (acquired August 22, 2013) and AmniSure International LLC (acquired May 3, 2012). Currency movements had little impact on total reported sales growth.

In 2013, consumable and related revenues (approximately 88% of net sales) rose 5% compared to 2012. Sales from the Ingenuity and CLC bio portfolios (acquired in 2013 and recorded in this product category) contributed to the performance in all customer classes. Sales of instruments (approximately 12% of net sales) declined 4% in 2013 compared to 2012 and reflect the impact of the focus on reaching multi-year reagent rental placements of the QIAsymphony automation platform.

Net sales in the Americas (+5%, 48% of net sales) advanced on higher contributions from Mexico, Brazil and the U.S. The Asia-Pacific / Japan region (+0%, 19% of net sales) advanced on sales gains in China and India, but these were offset by unfavorable currency movements. The Europe / Middle East / Africa region (+4%, 32% of net sales) rose on improving performance in particular in Turkey, the United Kingdom and the Nordic countries. The top seven emerging markets (China, Brazil, Turkey, Korea, India, Russia and Mexico) delivered 24% growth in 2013 and represented 14% of sales, with gains in many key markets more than offsetting weaker results in Korea.

Molecular Diagnostics, which represents approximately 50% of net sales, benefited in 2013 from important growth drivers, as high-single-digit gains in consumables more than offset lower instrument sales. In Prevention, the QuantiFERON-TB test for detection of latent tuberculosis (TB) grew more than 25% and represented approximately 6% of total net sales. Global results for HPV testing products (-4%, 16% of net sales) were mixed, as sales in the U.S. declined approximately 14% and in line with our expectations, while sales in the rest of the world advanced at a double-digit rate. In Profiling, the growing installed base of QIAsymphony platforms led to double-digit growth in consumables. Personalized Healthcare sales of companion diagnostic assays were higher despite challenging developments in the U.S. reimbursement landscape. We also entered into several new co-development projects during 2013, but revenues were significantly lower compared to 2012, due mainly to the timing of milestone payments. In Point of Need, the AmniSure portfolio maintained a double-digit growth pace.

Applied Testing, which represents approximately 8% of net sales, achieved 6% growth in 2013 compared to 2012, with this customer class returning to growth during the second half of the year. Solid gains in consumables more than offset lower instrument sales compared to the very strong performance in 2012, which included significant revenue contributions from the launch of the full QIAsymphony automation platform to these customers.

Pharma, which represents approximately 19% of net sales, rose 2% in 2013 compared to 2012 on growth of instruments and consumables in all geographic regions. The improved performance was underpinned by the first-time contributions of the Ingenuity and CLC bio acquisitions completed during 2013. Industry restructuring activities weighed on growth opportunities, particularly in Europe.

Academia, which represents approximately 23% of net sales, experienced a 2% decline in 2013 compared to 2012, reflecting the adverse impact in 2013 of increasingly challenging government funding trends, particularly in the U.S. with the implementation of sequestration budget cuts and austerity measures in certain European countries. Instrument sales declined at a mid-single-digit pace, while modest growth in consumables was driven by the first-time contributions of Ingenuity and CLC bio. Government funding trends are expected to improve during the course of 2014, particularly in the U.S. based on budget agreements reached in Congress, but funding is largely expected to remain below levels seen in previous years.

Gross Profit

Gross profit was $802.3 million, or 63% of net sales, in 2013, compared to $812.5 million, or 66% of net sales, in 2012. Consumable products (including sample and assay kits as well as bioinformatics solutions) have a higher gross margin than our instruments and service arrangements. Fluctuations in the sales levels of these products and services will have an impact on the gross margin between periods. Additionally in 2013, in connection with our restructuring efforts, a charge of $40.6 million was recorded in cost of sales, which consisted primarily of $25.2 million involved impairments primarily due to the discontinuation of development programs, $6.5 million for contract termination costs, $5.1 million for the write-off of inventory, and $3.5 million for personnel costs.

Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales decreased slightly to $77.9 million in 2013 from $78.5 million in 2012. Acquisition-related intangible amortization would increase in the future should we make further acquisitions.

During 2012, a total of $3.1 million was expensed as acquisition and restructuring-related cost of sales. These included costs related to the relocation of production facilities as well as the write-up of acquired inventory to fair market value as a result of business combinations. In accordance with purchase accounting rules, acquired inventory was written up to fair market value and subsequently expensed as the inventory was sold. Additionally, we recorded reversals of $6.7 million related to changes in the fair value of contingent consideration and $4.6 million related to acquired contingent liabilities.

Research and Development

Research and development expenses increased by 25% to $135.9 million (11% of net sales) in 2013, compared to $105.4 million (9% of net sales) in 2012. Research and development expense was also negatively affected by $2.1 million of currency exchange impact in 2013. The increase in research and development expense in 2013 primarily reflects the May 2013 acquisition of Ingenuity. Our business combinations, along with the acquisition of new technologies, may continue to increase our research and development costs. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development efforts. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.

Sales and Marketing

Sales and marketing expenses increased 8% to $409.0 million (32% of net sales) in 2013 from $382.3 million (30% of net sales) in 2012. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, medical device excise tax and other promotional expenses. The increase in sales and marketing expenses primarily reflects the acquisitions in 2013 and the first year of medical-device excise tax. The increase was partially offset by $1.1 million of favorable currency exchange impact in 2013. On January 1, 2013, the United States began imposing a 2.3% excise tax on the sale, including leases, of any “taxable medical device,” that is any FDA-regulated device intended for human use, under the U.S. healthcare reform laws enacted in 2010. The excise tax is included in sales and marketing expense. We anticipate that sales and marketing costs will continue to increase along with new product introductions and growth in sales of our products.

Amortization of trademarks and customer base acquired in a business combination is recorded in sales and marketing expense. During 2013, amortization expense on acquisition-related intangibles within sale and marketing expense increased to $35.5 million, compared to $36.1 million in 2012. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect acquisition-related intangible amortization to continue to increase as a result of our acquisitions.

General and Administrative, Restructuring, Integration and Other

General and administrative, business integration, restructuring and related costs increased by 40% to $216.2 million (17% of net sales) in 2013 from $153.7 million (12% of net sales) in 2012. The net increase includes $78.1 million in restructuring costs in 2013 related to internal restructuring of subsidiaries, including severance and retention costs, plus increased costs in connection with our acquisitions, partially offset by operational efficiencies. This includes fixed and intangible asset impairment charges of $11.8 million primarily due to the discontinuation of development programs. The restructuring costs primarily relate to a project we began in late 2011 to enhance productivity by streamlining the organization and reallocating resources to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project eliminated organizational layers and overlapping structures, actions that will enhance our processes, speed and productivity. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. Additionally, general and administrative, integration and related costs increased by $2.5 million due to currency impact in 2013, compared to the same period of 2012. During 2013, we incurred acquisition transaction costs of approximately $2.0 million, primarily in connection with the acquisitions of Ingenuity and CLC bio. As we further integrate the acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional business integration and restructuring costs in 2014. Over time, we believe the integration and restructuring activities will reduce expenses as we improve efficiency in operations.

Financial Income and Expense

For the year ended December 31, 2013, financial income increased to $4.9 million from $4.7 million in 2012. The increase in financial income primarily reflects the changes in our cash and short-term investments and the changing interest rates thereon.

Financial expense decreased to $30.3 million in 2013 compared to $34.5 million in 2012. Interest costs primarily relate to our long-term debt discussed in the accompanying notes to the consolidated financial statements.

QIAGEN N.V.’s presentation currency is the U.S. dollar, and most of our subsidiaries’ functional currencies are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net gain/(loss) on foreign currency transactions in 2013 and 2012 was $5.7 million and $(7.2) million, respectively.

Gains from investments in associates was $1.7 million in 2013 and in 2012.

As per end of December 31, 2012 was $1.4 million primarily related to amounts received in connection with the release of an escrow fund.

Income Taxes

In 2013 and 2012, our effective tax rates were (260.7)% and 8.1%, respectively. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to more than 40%. Fluctuations in the distribution of pre-tax (loss) income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our negative rates in 2013 are primarily the result of restructuring charges and impairments which are attributable to higher taxed jurisdictions.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt, and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities including capital expenditure requirements and acquisitions. As of December 31, 2013 and 2012, we had cash and cash equivalents of $331.0 million and $394.7 million, respectively. We also had short-term investments of $49.9 million at December 31, 2013. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2013, cash and cash equivalents had decreased by $63.7 million from December 31, 2012, primarily as a result of cash used in investing activities of $262.6 million and financing activities of $73.0 million partially offset by cash provided by operating activities of $274.0 million. As of December 31, 2013 and 2012, we had working capital of $526.0 million and $683.7 million, respectively.

Operating Activities. For the years ended December 31, 2013 and 2012, we generated net cash from operating activities of $274.0 million and $269.1 million, respectively. While net income was $46.0 million in 2013 non-cash components in income included $269.6 million of depreciation, amortization and impairments primarily due to the discontinuation of development programs. Operating cash flows include a net increase in working capital of $9.1 million, primarily due to increased accrued liabilities, including those related to restructuring activities and income tax amounts. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities. Approximately $262.6 million of cash was used in investing activities during 2013, compared to $322.3 million during 2012. Investing activities during 2013 consisted principally of $20.3 million invested in available-for-sale assets, $76.1 million in cash paid for purchases of property and equipment, primarily in our ongoing construction projects in the U.S., as well as $42.6 million paid for intangible assets. Cash paid for acquisitions, net of cash acquired, of $170.5 million was used primarily in the acquisition of Ingenuity as discussed in Note 5. As of December 31, 2013, we also had made investments of $4.3 million in privately held companies. These investing activities were partially offset by $63.1 million from the sale of available-for-sale assets.

In 2009 and 2010, we started the expansion of our Hilden, Germany, and Germantown, Maryland, USA facilities, respectively. Both projects were completed at a total cost of $97.2 million as of December 31, 2013. There are two additional small expansion projects in Maryland that will be started in 2014 and are estimated to be completed in 2015. We anticipate being able to fund these expansions with cash generated by operating activities.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $120.3 million based on the achievement of certain revenue and operating results milestones as follows: $65.7 million in 2014, $16.5 million in 2015, $17.8 million in 2016, $7.0 million in 2017, and $13.3 million payable in any 12-month period from now until 2016 based on the accomplishment of certain revenue targets. Of the $120.3 million total contingent obligation, approximately $6.1 million is accrued as of December 31, 2013.

Financing Activities. Financing activities used $73.0 million in cash for the year ended December 31, 2013 compared to $224.1 million provided in 2012. Cash used during 2013 was primarily for the purchase of treasury shares of $86.0 million partially offset by $25.3 million for the issuance of common shares in connection with our stock plan.

In December 2011, we entered into a €400.0 million syndicated multi-currency revolving credit facility expiring December 2016 of which no amounts were utilized at December 31, 2013. We have additional credit lines totaling €36.6 million with no expiration date, none of which was utilized as of December 31, 2013. We also have capital lease obligations, including interest, in the aggregate amount of $18.3 million, and carry $845.5 million of long-term debt, of which $0.2 million is current as of December 31, 2013.

In August 2004, the Company completed the sale of $150 million principal amount of 1.5% convertible unsubordinated notes (Notes) due 2024, through its subsidiary QIAGEN Finance (Luxembourg) S.A. Interest on the Notes is payable semi-annually in February and August. The Notes were issued at 100% of principal value, and are convertible into 11.5 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. In November 2008, the Company issued 395,417 common shares upon the exercise of a portion of the subscription rights in connection with the conversion of $5.0 million of the Notes. The Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after 7 years, at 100% of the principal amount provided the actual trading price of our common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on August 18, 2014 and 2019. The effective interest rate of the Notes amounts to 1.5%. The Company has reserved 11.5 million shares of common stock for issuance in the event of conversion.

In May 2006, the Company completed the sale of $300.0 million principal amount of 3.25% senior convertible notes (2006 Notes) due 2026, through its subsidiary QIAGEN Euro Finance (Luxembourg) S.A. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of $20.00 per share, subject to adjustment. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. The effective interest rate of the Notes amounts to 6.4%. The Company has reserved 15.0 million of common stock for issuance in the event of conversion.

In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). Approximately €170 million (approximately $220 million) of proceeds from the notes were used to repay amounts outstanding under our short-term revolving credit facility. The remainder of the proceeds provides additional resources to support QIAGEN’s longer-term business expansion.

In 2012, our Supervisory Board approved a program authorizing management to purchase up to a total of $100 million of our common shares (excluding transaction costs). In the first half of 2013, 3.1 million QIAGEN shares were repurchased for approximately $63.3 million. We completed the share repurchase program in April 2013 having repurchased between October 2012 and April 2013 a total of 5.1 million QIAGEN shares for a total aggregate cost of $99.0 million.

In July 2013, we announced our intention to exercise the authorization granted by the Annual General Meeting of Shareholders on June 26, 2013, to purchase up to $100 million of our common shares (excluding transaction costs) in a second share repurchase program. Based on the closing price on July 29, 2013, this represents approximately 5.0 million common shares. Repurchased shares will be held in treasury in order to satisfy obligations for exchangeable debt instruments and employee share-based remuneration plans. In 2013, 1.0 million QIAGEN shares were repurchased for $22.7 million under this program.

We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. The availability of debt financing has also been negatively impacted by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Quantitative and Qualitative Disclosures About Market Risk

Our market risk relates primarily to interest rate exposures on cash, short-term investments and borrowings and foreign currency exposures. Financial risk is centrally managed and is regulated by internal guidelines which require a continuous internal risk analysis. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments relating to interest rate and foreign exchange risks. In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. All derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value with any change in fair value recognized in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness.

Foreign Currency Derivatives. As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts, options and cross-currency swaps.

Interest Rate Derivatives. We have used interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. We previously entered into interest rate swaps in which we agreed to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. These interest rate derivatives matured in 2011.

Further details of our derivative and hedging activities can be found in Note 25 to the accompanying consolidated financial statements.

Interest Rate Risk

At December 31, 2013, we had $331.0 million in cash and cash equivalents as well as $49.9 million in short-term investments. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

Borrowings against lines of credit are at variable interest rates. We had no amounts outstanding against our lines of credit at December 31, 2013. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

At December 31, 2013, we had $845.5 million in long-term debt, none of which is at a variable rate. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

Foreign Currency Exchange Rate Risk

As a global enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intra-group transactions.

A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Chinese renminbi, Swiss franc, and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. In general terms, depreciation of the U.S. dollar against our other foreign currencies will increase reported net sales. However, this effect is, at least partially, offset by the fact that we also incur substantial expenses in foreign currencies.

We have significant production and manufacturing facilities located in Germany and intercompany sales of inventory also expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. We use an in-house bank approach to net and settle intercompany payables and receivables as well as intercompany foreign exchanged swaps and forward contracts in order to centralize the foreign exchange rate risk to the extent possible. We have entered in the past and may enter in the future into foreign exchange derivatives including forwards, swaps and options to manage the remaining foreign exchange exposure.

Employees

As of December 31, 2013, we employed 4,015 individuals, of which 20% worked in research and development, 39% in sales, 22% in production/logistics, 8% in marketing and 10% in administration.

Region	Research & Development	Sales	Production	Marketing	Administration	Total
Americas	160	499	203	79	99	1,040
Europe	618	574	596	190	260	2,238
Asia Pacific & Rest of World	42	481	94	62	58	737

December 31, 2013	820	1,554	893	331	417	4,015

At December 31, 2012, we employed 3,999 individuals. None of our employees is represented by a labor union or subject to a collective bargaining agreement. Management believes that its relations with employees are good.

Our success depends, to a significant extent, on key members of our management and our scientific staff. The loss of such employees could have a material adverse effect on QIAGEN. Our ability to recruit and retain qualified skilled personnel to perform future research and development work will also be critical to our success. Due to the intense competition for experienced scientists from numerous Pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to acquire such personnel or develop such expertise could have a material adverse impact on our operations.

Workforce Diversity

In terms of composition of the Supervisory Board and the Managing Board, new Dutch legislation took effect on January 1, 2013, requiring companies to pursue a policy of having at least 30% of the seats on the Managing Board and the Supervisory Board held by men and at least 30% held by women.

We have a long-standing commitment to developing a diverse leadership team, including the Managing Board and the Supervisory Board, with a broad range of experience, skills and capabilities. In nominating candidates for these boards, we support the trend toward higher participation of women. We are committed to expanding diversity while pursuing individuals for these boards with a unique blend of scientific and commercial expertise and experience that will contribute to the future success of its business. Internally, management development programs support the career advancement of leaders regardless of gender and other factors. As a result, a number of women are in key leadership roles, particularly in commercial and operational positions around the world. In line with this long-standing commitment, the Supervisory Board will take the requirements of the Dutch law into account in the future when proposing members for election or re-election to its Board without compromising QIAGEN’s commitment to hiring the best individuals for positions without any discrimination. Our current governance structure has led to a reduction in the size of the Managing Board to two members, so achieving a diversity goal as measured solely by a percentage of overall membership is difficult to achieve. At the same time, QIAGEN has significantly increased the diversity of its senior leadership team and will continue to do so in the future.

Compensation of Managing Board Members and Supervisory Directors

Remuneration policy

The objective of our remuneration policy is to attract and retain internationally the talented, highly qualified leaders and skilled individuals, to enable QIAGEN to achieve its short and long term strategic initiatives and operational excellence. Our remuneration policy aligns remuneration with individual performance, corporate performance and fosters sustainable growth and long term value creation in the context of QIAGEN’s social responsibility and stakeholders’ interest.

The remuneration policy and overall remuneration levels are benchmarked regularly, against a selected group of companies and key markets in which QIAGEN operates, to ensure overall competitiveness. QIAGEN participates in various compensation benchmarking surveys that provide information on the level, as well as the structure, of compensation awarded by various companies and industries for a broad range of positions around the world. The companies in the peer group are selected on the basis market capitalization, competitors for talent, similar complexity and international spread, operating in similar industries.

The performance of the Managing Board members is measured annually against a written set of goals. The remuneration of the Managing Board members is linked to the achievement of QIAGEN’s strategic and financial goals. To ensure that remuneration is linked to performance, a significant proportion of the remuneration package is variable and contingent on performance of the individual and the company. These goals are set at ambitious levels each year to motivate and drive performance, with a focus on achieving both long term strategic initiatives and short-term objectives based on the annual operative planning. Performance metrics used for these goals include the achievement of financial and non-financial targets.

The remuneration package of the Managing Board members consists of a combination of base salary, short term variable cash award and several elements of long term incentives (together, ‘total direct compensation’). In addition, the members of the Managing Board receive a pension arrangement and other benefits that are standard in our industry, such as a company car.

The total target remuneration package of the Managing Board members is appropriately set against a variety of factors which includes external and internal equity, experience, complexity of the position, scope and responsibilities. We aim to provide the members of the Managing Board a total direct compensation at market median level.

The structure of the remuneration package for the Managing Board is designed to balance short term operational excellence with long term sustainable value creation while taking into account the interests of its stakeholders. As such a significant part of the total remuneration of the Managing Board members consist of variable remuneration which can differ substantially from year to year depending on our corporate results and individual performance and may include equity-based compensation which may be subject to vesting conditions over a period of 10 years.

The remuneration policies for the Managing Board and for other senior management members of QIAGEN are generally aligned and consistent.

Reference is made to the additional disclosures in the Corporate Governance Report.

Risk Management

Our risk management approach embodies the key elements of a sound risk management system including (1) active Supervisory Board and senior management involvement; (2) adequate policies and procedures; (3) adequate risk management, monitoring and information systems; and (4) comprehensive internal controls.

QIAGEN is managed by a Managing Board and an independent Supervisory Board appointed by the General Meeting of Shareholders. One of the Managing Board’s responsibilities is the oversight of the risk management system. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of the risk management system. Risk management policies and procedures are embodied in our corporate governance, code of ethics and financial reporting controls and procedures. A variety of functional experts evaluate these business risks, attempting to mitigate and manage these risks on an ongoing basis.

Identified risks are subdivided into three types:

•	A base business risk is specific to us or our industry and that threatens our current and existing business;

•	A business growth risk is specific to us or our industry that threatens our future business growth; and

•	An underlying business risk is not specific to us or our industry, but applies to a larger number of public companies.

All identified risks are evaluated based on their likelihood of occurring and their potential impact (estimated in monetary terms) in disrupting our progress in achieving our business objectives. The overall risk management goal is to identify risks that could significantly threaten our success and to allow management on a timely basis the opportunity to successfully implement mitigation actions. The results of the risk assessment, and any updates, are reported to the Audit Committee on a regular basis. A detailed risk reporting update is provided each quarter to the Audit Committee for specific risks that have been newly identified or have changed since the previous assessment. A detailed review of all underlying business risks is completed every year. At least once on an annual basis, the Supervisory Board discusses the corporate strategy and business risks as well as the results of an assessment by the Managing Board and the Audit Committee on the structure and operations of the internal risk management and control systems, including any significant changes.

Our corporate governance structure is based on a strong framework that outlines the responsibilities of our Managing and Supervisory Boards (discussed in more detail in the Corporate Governance Report) and the function of the Audit Committee of the Supervisory Board (discussed in more detail in the Corporate Governance Report). We maintain adequate internal controls over financial reporting to ensure the integrity of financial reporting. Additionally, a Compliance Committee operates under the leadership of the Chief Financial Officer, who is also a member of the Managing Board, that consists of senior executives from various functional areas who are responsible for ensuring compliance with legal and regulatory requirements, as well as overseeing the communication of corporate policies, including our Code of Ethics.

Risk Types

Base Business Risk	•	Identification and monitoring of competitive business threats

	•	Monitoring complexity of product portfolio

	•	Monitoring dependence on key customers for single product groups

	•	Reviewing dependence on individual production sites or suppliers

	•	Evaluating purchasing initiatives, price controls and changes to reimbursements

	•	Monitoring production risks, including contamination prevention, high-quality product assurance

	•	Ensuring ability to defend against intellectual property infringements and maintain competitive advantage after expiration

Business Growth Risk	•	Managing development and success of key R&D projects

	•	Managing successful integration of acquisitions to achieve anticipated benefits

Underlying Business Risk	•	Evaluating financial risks, including economic risks and currency rate fluctuations

	•	Monitoring financial reporting risks, including multi-jurisdiction tax compliance

	•	Reviewing possible asset impairment events

	•	Assessing compliance and legal risks, including safety in operations and environmental hazard risks, compliance with various regulatory bodies and pending product approvals

	•	Monitoring risks of FCPA (Foreign Corrupt Practices Act) or antitrust concerns arising from a network of subsidiaries and distributors in foreign countries

The risks described below are listed in the order of our current view of their expected significance. Describing the risk factors in order of significance does not imply that a lower listed risk factor may not have a material adverse impact on our results of operations, liquidity or capital resources.

An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.

Our business has grown rapidly, with total net sales increasing to $1.30 billion in 2013 from $1.01 billion in 2009. We have made a series of acquisitions in recent years, including Ingenuity and CLC bio in 2013, Intelligent BioSystems and AmniSure in 2012, and Cellestis Ltd. and Ipsogen S.A. in 2011. We intend to identify and acquire other businesses in the future that support our strategy to build on our global leadership position in Sample & Assay Technologies. The successful integration of acquired businesses requires a significant effort and expense across all operational areas.

We have also made significant investments to expand our business operations. In January 2009, we purchased land adjacent to our facility in Germany and began a major expansion project in August 2009 to create additional facilities for research and development as well as to expand production capacity. This expansion project was completed in early 2012. In addition, we began activities in June 2010 to expand our facility in Germantown, Maryland, for research, production and administrative space, and these efforts were completed in 2013. These expansion projects have increased our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until we more fully utilize the additional capacity of these planned facilities. In 2012, we added a subsidiary in Poland as part of the creation of a new global shared services center to gain economies of scale in various administrative functions. We also continue to upgrade our operating and financial systems and expand the geographic presence of our operations, which has resulted in the reallocation of existing resources or the hiring of new employees as well as increased responsibilities for both existing and new management personnel. As an example, in 2011 we established new subsidiaries in India and Taiwan, further expanding our presence in Asia. The rapid expansion of our business and the addition of new personnel may place a strain on our management and operational systems.

Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion or acquisitions successfully, and any inability to do so could have a material adverse effect on our results of operations.

Our acquisitions expose us to new risks, and we may not achieve the anticipated benefits of acquisitions of technologies and businesses.

During the past several years, we have acquired and integrated a number of companies through which we have gained access to new technologies, products and businesses that complement our internally developed product lines. In the future, we expect to acquire additional technologies, products or businesses to expand our operations. Acquisitions expose us to new operating and other risks, including risks associated with the:

•	assimilation of new products, technologies, operations, sites and personnel;

•	application for and achievement of regulatory approvals or other clearances;

•	diversion of resources from our existing products, business and technologies;

•	generation of sales to offset associated acquisition costs;

•	implementation and maintenance of uniform standards and effective controls and procedures;

•	maintenance of relationships with employees and customers and integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	amortization or impairment of acquired intangible assets or potential businesses; and

•	exposure to liabilities of and claims against acquired entities.

Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.

Our continued growth is dependent on the development and success of new products.

Rapid technological change and frequent new product introductions are typical in the markets we serve. Our success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, or such products suffer significant delays in development or are not accepted in the market, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability to successfully develop and introduce new products, for technological or other reasons, could reduce our growth rate or otherwise have an adverse effect on our business. In the past, we have experienced delays in the development and introduction of products, including regulatory approvals, and we may experience delays in the future.

As a result, we cannot assure you that we will keep pace with the rapid rate of change in our markets or that our new products will adequately meet the requirements of the marketplace, achieve market acceptance or regulatory approval or compete successfully with competitive technologies. Some of the factors affecting market acceptance of new products include:

•	availability, quality and price relative to competitive products;

•	the timing of introduction of the new product relative to competitive products;

•	opinions of the new product’s utility;

•	citation of the new product in published research;

•	regulatory trends and approvals; and

•	general trends in life sciences research, applied markets and molecular diagnostics.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.

Important new product programs underway include our modular medium-throughput QIAsymphony automation platform, our offering of products for use in next-generation sequencing (NGS) and related Sample & Assay Technologies.

The speed and level of adoption of our QIAsymphony platform will affect sales not only of instrumentation but also of sample and assay kits designed to run on this system. The rollout of QIAsymphony is intended to drive the dissemination and increasing sales of sample and assay kits that run on this platform, and we are seeking regulatory approvals for a number of these new products. In turn, the availability and regulatory approval of more tests to run on QIAsymphony, especially molecular assays for specific diseases or companion diagnostics paired with new drugs, will influence the value of the instruments to prospective buyers. The risk of slower adoption of QIAsymphony or the complete QIAsymphony RGQ system could significantly affect sales of products designed to run on these platforms.

Our strategic initiative in NGS aims to drive the adoption of this technology in clinical research and diagnostics. It involves the development and ongoing commercialization of universal pre-analytic and bioinformatics products that can be used with any sequencing system as well as the development and future commercialization of the GeneReaderTM benchtop NGS sequencer workflow. The market for next-generation sequencing instruments is very competitive, and the speed and level of adoption of our universal solutions and the GeneReader workflow will affect sales of our Sample & Assay Technologies.

Global economic conditions could adversely affect our business, results of operations and financial condition.

Our results of operations could be materially affected by adverse general conditions in the global economy and financial markets. In times of economic hardship or high unemployment, patients may decide to forgo or delay routine tests, in particular our HPV test used to screen women for risk of cervical cancer. Changes in the availability or reimbursement of our diagnostic testing products by insurance providers and healthcare maintenance organizations could also have a significant adverse impact on our results of operations.

Access to financing in the global financial markets has also been adversely affected for many businesses during the recent challenging economic times and public debt crisis. The uncertainty surrounding the resolution of the economic and sovereign debt crisis in Europe continues to have a negative impact on financial markets and economic conditions more generally. Our customers may face internal financing pressures that adversely impact spending decisions, the ability to purchase our products or that lead to a delay in collection of receivables and thus negatively impact our cash flow. A severe or prolonged economic downturn could result in a variety of risks to our business that would adversely impact our results of operations, including the reduction or delay in planned improvements to healthcare systems in various countries, the reduction of funding for life sciences research, and intensified efforts by governments and healthcare payors regarding cost-containment efforts.

Our results of operations could also be negatively impacted by any decisions by the U.S. Congress to implement automatic government spending cuts (sequestration) that may take effect (as they did in 2013). These conditions may add uncertainty to the timing and budget for investment decisions by our customers, particularly, researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH) and similar bodies.

As is the case for many businesses, we face the following risks in regard to financial markets:

•

severely limited access to financing over an extended period of time, which may limit our ability to fund our growth strategy and could result in delays to capital expenditures, acquisitions or research and development projects;

•

failures of currently solvent financial institutions, which may cause losses from our short-term cash investments or our hedging transactions due to a counterparty’s inability to fulfill its payment obligations;

•	inability to refinance existing debt at competitive rates, reasonable terms or sufficient amounts; and

•	increased volatility or adverse movements in foreign currency exchange rates.

We may encounter delays in receipt, or limits in the amount, of reimbursement approvals and public health funding, which will impact our ability to grow revenues in the healthcare market or may negatively impact our profitability.

Third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests that involve new technologies or provide novel diagnostic information. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on diagnostic product suppliers to reduce their prices. Since each third-party payor often makes reimbursement decisions on an individual patient basis, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical data supporting the clinical benefits of each of our products. As a result, there can be no assurance that reimbursement approvals will be obtained. This process can delay the broad market introduction of new products, and could have a negative effect on our results of operations. As a result, third-party reimbursement may not be consistent or financially adequate to cover the cost of our products. This could limit our ability to sell our products or cause us to reduce prices, which would adversely affect our results of operations.

Further, the ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. For example, in 2010 the United States enacted major healthcare reform legislation known as the Patient Protection and Affordable Care Act (ACA) which is expected to impact the scope and nature of Medicare reimbursement methods. As a result, the biotechnology, diagnostics and pharmaceutical industries are exposed to the potential risk of price controls by these entities. If there are not adequate reimbursement levels, our business and results of operations could be adversely affected.

Our concentration of a significant portion of revenues in products related to HPV testing increases our dependence on their success, our reliance on relationships with a relatively small number of customers particularly in the United States, and our reliance on a diversification strategy to increase sales in other product areas.

Contributions in 2013 from sales in the United States of our HPV test products represented approximately 10% of our total net sales. HPV testing applies a newer molecular-based approach that is different from the cytology-based approach (reviewing cells under a microscope) of the Pap test. Significant resources are required to educate physicians and laboratories about the patient benefits that can result from using HPV test products in addition to the Pap test, and to assist laboratory customers in learning how to use our HPV test products. The addition of our HPV test products to the Pap test for primary screening in the United States may be seen by some customers as adding unnecessary expense to traditional cervical cancer screening. As a result, our ability to grow revenues from HPV testing in the U.S. and around the world depends on providing information on the proven benefits of using our molecular technologies to identify women at risk for cervical cancer.

While the ultimate decision to order this test is made by physicians in consultation with their patients, in the U.S. the test analysis is generally performed by reference laboratories, who in turn are the customers of QIAGEN in terms of ordering tests and related equipment. At present, a limited number of reference laboratories in the U.S. account for the majority of HPV test sales. Should any of these reference laboratories make changes to their supplier arrangements, as we saw in 2013 with the consolidation of purchases of women’s health diagnostics with a competitor supplier, our results of operations could be negatively impacted.

In times of economic hardship or high unemployment, patients may decide to forgo or delay routine tests. Further, the cost of HPV testing in the U.S. is reimbursed to reference laboratories by insurance providers and health maintenance organizations. If these insurance plans decide to limit the availability of payments for our test to their members, or if pricing is negatively impacted as we experienced in 2013 following a move towards multi-year customer agreements in light of new competitor pricing actions, it could have a significant adverse impact on our results of operations. Growth in other areas through diversification and new product launches has reduced the proportion of total net sales coming from HPV tests in the U.S.; however, we could be at risk that under-performance of the HPV line or loss of a customer could materially affect results of operations.

Reduction in research and development budgets and government funding may result in reduced sales.

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Fluctuations in the research and development budgets of these organizations could have a significant adverse effect on demand for our products. Research and development budgets are affected by changes in available resources, the mergers of pharmaceutical and biotechnology companies, changes in spending priorities and institutional budgetary policies. Our results of operations could be adversely affected by any significant decrease in expenditures for life sciences research and development by pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. In addition, short-term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments that can have an adverse impact on our results of operations.

In recent years, the pharmaceutical and biotechnology industries have undergone substantial restructuring and consolidation. Additional mergers or consolidation within the pharmaceutical and biotechnology industries could cause us to lose existing customers and potential future customers, which could have a material adverse impact on our results of operations.

Approximately 25% of our sales are generated from demand for our products used in the Academia customer class by researchers at universities, government laboratories and private foundations, and whose funding is dependent upon grants from government agencies, such as the NIH. Although the level of research funding has been increasing in recent years, we cannot assure you that this trend will continue given federal and state budget constraints. Government funding of research and development is subject to the political process, which is inherently unpredictable. Future sales may be adversely affected if our customers delay purchases as a result of uncertainties regarding the approval of government or industrial budget proposals, including the 2013 sequestration. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and government agencies in other countries that fund life sciences research and development activities. A reduction in government funding for the NIH or government research agencies in other countries could have a serious adverse impact on our results of operations.

Competition could reduce our sales.

We face various competitive factors against greater adoption of our products, in particular the use of “home-brew” or lab-developed methods, where widely available reagents and other chemicals are used in a non-standardized manner to perform sample and assay processing. We are also aware that a significant number of laboratory organizations and competitors are developing and using their own internally developed molecular tests. Some competitor companies may seek regulatory approvals from the U.S. Food and Drug Administration (FDA) or similar non-U.S. regulatory authorities and bring to the market alternative products that could limit the use of our products. The success of our business depends in part on the continued conversion of current users of “home brew” methods to our standardized Sample & Assay Technologies and products. There can be no assurance, however, as to the continued conversion of these potential customers.

We have experienced, and expect to continue to experience, increasing competition from companies that provide competitive pre-analytical solutions and also other products used by our customers. The markets for some of our products are very competitive and price sensitive. Other product suppliers may have significant advantages in terms of financial, operational, sales and marketing resources as well as experience in research and development. These companies may have developed, or could develop in the future, new technologies that compete with our products or even render our products obsolete. The development of products offering superior technology or a more cost-effective alternative to our products could have a material adverse effect on our results of operations.

We believe that customers in the market for pre-analytical sample technologies as well as for assay technologies display significant loyalty to their initial supplier of a particular product, in particular given the time and expense required by customers to properly integrate these products into their operations. As a result, it may be difficult to convert customers who have purchased products from competitors, and our competitive position may suffer if we are unable to be the first to develop and supply new products.

The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate sales.

We and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework, particularly for product approvals. Genetic research activities and products commonly referred to as “genetically engineered” (such as certain food and therapeutic products) are subject to extensive governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products such as the European Union, the U.S. and Japan. In recent years, several highly publicized scientific events (most notably in genomic research and “cloning”) have prompted intense public debates on the ethical, philosophical and religious implications of an unlimited expansion in genetic research and the use of products emerging from this research. As a result of this debate, some key countries may increase existing regulatory barriers, which could adversely affect demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.

Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved products or to seek approvals for new products in other countries around the world. Sales of certain products now in development may be dependent upon us successfully conducting pre-clinical studies, clinical trials and other tasks required to gain regulatory approvals. These trials could be subject to extensive regulation by governmental authorities in the U.S., particularly the FDA, and regulatory agencies in other countries. These trials involve substantial uncertainties and could impact customer demand for our products.

In addition, certain products, especially those intended for use in in vitro diagnostics applications, require regulatory approvals in various countries. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices (EU-IvD-D) went into effect in 2003, all products and kits used for in vitro diagnostic applications must be compliant with this directive. In addition to high-risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products, which are used in diagnostic workflows, are affected by this regulatory framework. The major goals of this directive are to standardize diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patient safety. If we fail to obtain any required clearance or approvals, it could significantly damage our business in these markets.

Several of our key products and programs are medical devices subject to extensive regulation by the FDA under the U.S. Food, Drug and Cosmetic Act. We plan to apply for FDA clearance or approval of additional products in the future as medical devices. Regulatory agencies in other countries also have medical device approval regulations that are becoming more extensive. These regulations govern most commercial activities associated with medical devices, including indications for the use of these products as well as other aspects that include product development, testing, manufacturing, labeling, storage, record-keeping, advertising and promotion. Compliance with these regulations is expensive and time-consuming.

Each medical device that we wish to distribute commercially in the U.S. will likely require us to seek either 510(k) clearance or approval of a pre-market approval application (PMA) from the FDA prior to marketing the device for in-vitro diagnostic use. Clinical trials related to our regulatory submissions take years to complete and represent a significant expense. The 510(k) clearance pathway usually takes from three to 12 months, but can take longer. The PMA pathway is more costly, lengthy and uncertain, and can take from one to three years, or longer. For example, it took more than four years to receive pre-market approval from the FDA for our HPV test product for use as a test for the presence of HPV in women with equivocal Pap test results and pre-market approval for the use of our HPV test as a primary adjunctive cervical cancer screening test to be performed in combination with the Pap test for women age 30 and older. The uncertain time period required for regulatory review increases our costs to develop new products and increases the risk that we will not succeed in introducing or selling new products in the U.S.

Our cleared or approved devices, including our diagnostic tests and related equipment, are subject to numerous post-approval requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA determines that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from warning letters to more severe sanctions such as fines, injunctions and civil penalties, recalls or seizures of our products, operating restrictions, partial suspension or total shutdown of production, denial of our requests for 510(k) clearance or pre-market approval of product candidates, withdrawal of 510(k) clearance or pre-market approval already granted and criminal prosecution. Any enforcement action by the FDA may affect our ability to commercially distribute these products in the U.S.

Some of our products are sold for research purposes in the U.S. We do not promote these products for clinical diagnostic use, and they are labeled “For Research Use Only” (RUO) or “for molecular biology applications.” If the FDA were to disagree with our designation of a product, we could be forced to stop selling the product until appropriate regulatory clearance or approval has been obtained. Further, some of our products are used in “Laboratory-Developed Tests” (LDTs), where laboratories use our materials for assays manufactured, validated and performed in house. We do not promote these products for clinical diagnostic use.

Further, the FDA has publicly announced its intention to begin regulating lab-developed tests in a phased-in approach, but details of proposed regulations have not yet emerged. LDTs represent the majority of molecular tests currently in use in terms of volume, and our automation systems – particularly the QIAsymphony platform – are designed to accommodate the automation and validation of these tests. On the other hand, laboratories creating LDTs may use some of our materials in their tests. We do not promote these products for clinical diagnostic use, but if the FDA were to stop the use of LDTs or significantly limit their area of application, sales of some of our products in the U.S. could be adversely affected. The flexibility to handle LDTs is an advantage for our instruments, particularly the QIAsymphony automation system. On the consumables side, however, LDTs can at times create competition to our own commercially approved tests. We are pursuing a strategy of developing new content for our platforms partly by seeking regulatory approvals for new assays that incorporates approvals for these tests to run on QIAGEN instruments. We believe standardized tests that pass regulatory scrutiny and are clinically validated are highly attractive to reference laboratories and healthcare providers in our Molecular Diagnostics customer class, and also to customers in Pharma and Academia who rely on molecular assays to research and develop new products. At this point the ultimate impact of potential new FDA policies on LDTs is uncertain.

We rely on collaborative commercial relationships to develop some of our products.

Our long-term business strategy involves entering into strategic alliances as well as marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. We may be unable to continue to negotiate these collaborative arrangements on acceptable terms, and these relationships also may not be scientifically or commercially successful. In addition, we may be unable to maintain these relationships, and our collaborative partners may pursue or develop competing products or technologies, either on their own or in collaboration with others.

For example, our Personalized Healthcare business includes projects with pharmaceutical and biotechnology companies to co-develop companion diagnostics paired with drugs that those companies either market currently or are developing for future use. The success of these co-development programs, including regulatory approvals for the companion diagnostics, depends upon the continued commitment of our partners to the development of those drugs, the outcome of clinical trials for the drugs and diagnostics, and regulatory approvals of the paired diagnostic tests and drugs. In addition, the future level of sales for companion diagnostics that we bring to market depends to a high degree on the commercial success of the related medicines for which the tests have been designed to be used for determining their use in patients. More companion diagnostics would be sold in combination with a widely prescribed drug than a drug with limited use. Hence, the future success of these diagnostics depends on our Pharma partners’ commercialization actions and success.

Some of our customers are requiring us to change our sales arrangements to lower their costs, and this may limit our pricing flexibility and harm our business.

Some of our customers have developed purchasing initiatives to reduce the number of vendors from which they purchase products to lower their supply costs. In some cases, these customers have established agreements with large distributors, which include discounts and direct involvement in the distributor’s purchasing process. These activities may force us to supply large distributors with our products at discounts in order to continue providing products to some customers. For similar reasons, many larger customers, including the U.S. government, have requested, and may request in the future, special pricing arrangements, which can include blanket purchase agreements. These agreements may limit our pricing flexibility, which could harm our business and affect our results of operations. For a limited number of customers, and at the customer’s request, we have conducted sales transactions through third-party online intermediaries to whom we are required to pay commissions. If sales grow through these intermediaries, it could have an adverse impact on our results of operations, particularly a negative impact on our gross profit.

Our global operations may be affected by actions of governments, global or regional economic developments, weather or transportation delays, natural disasters or other force majeure events (collectively, unforeseen events) which may negatively impact our suppliers, our customers or us.

Our business involves operations around the world. Our consumable manufacturing facilities are located in Germany, China, France, the United Kingdom and the U.S. We have established sales subsidiaries in numerous countries and our products are sold through independent distributors serving more than 40 additional countries. Our facilities may be harmed by unforeseen events, and in the event we or our customers are affected by a disaster, we may experience delays or reductions in sales or production, or increased costs, or may be required to identify alternate suppliers or rely on third-party manufacturers.

To the extent that our suppliers are impacted by a natural disaster or other disruption, we may experience periods of reduced production. Any unexpected interruptions in our production capabilities may lead to delayed or lost sales and may adversely affect our results of operations for the affected period.

In addition, to the extent we temporarily shutdown any facility following such an unforeseen event, we may experience disruptions in our ability to ship products to customers or otherwise operate our business as a result of the unforeseen event.

While our global operations give us the ability to ship product from alternative sites, we may not be able to do so because our customers’ facilities are shutdown or the local logistics infrastructure is not functioning, and our sales will suffer.

Damage to our property due to unforeseen events and the disruption of our business from casualties may be covered by insurance, but this insurance may not be sufficient to cover all of our potential losses and such insurance may not continue to be available to us on acceptable terms, or at all. In addition, we may incur incremental costs following an unforeseen event which will reduce profits and adversely affect our results of operations.

We depend on suppliers for materials used to manufacture our products, and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products.

We buy materials to create our products from a number of suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors are delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities or qualities in order to produce certain products, and this could have an adverse impact on our results of operations.

We heavily rely on air cargo carriers and other overnight logistics services, and shipping delays or interruptions could harm our business.

Our customers in the scientific research markets typically only keep a modest inventory of our products on hand, and consequently require overnight delivery of purchases. As a result, we heavily rely on air cargo carriers and logistic suppliers. If overnight services are suspended or delayed, and other delivery carriers and logistic suppliers cannot provide satisfactory services, customers may suspend a significant amount of their work. The lack of adequate delivery alternatives would have a serious adverse impact on our results of operations.

Our success depends on the continued employment of qualified personnel, any of whom we may lose at any time.

Although we have not experienced any difficulties attracting or retaining management and scientific staff, our ability to recruit and retain qualified, skilled employees will continue to be critical to our success. Given the intense competition for experienced scientists and managers among pharmaceutical and biotechnology companies as well as academic and other research institutions, there can be no assurance that we will be able to attract and retain employees critical to our success on acceptable terms. Initiatives to expand QIAGEN will also require additional employees, including management with expertise in areas such as manufacturing and marketing, and the development of existing managers to lead a growing organization. The failure to recruit and retain qualified employees, or develop existing employees, could have a material adverse impact on our results of operations.

Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter.

The markets we serve are typically characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each quarter, in particular because it is during this period that they receive new information on both their budgets and requirements. As a result, even late in each quarter, we cannot predict with certainty whether our sales forecasts for the quarter will be achieved.

Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if customer purchasing trends during a quarter vary from historical patterns as may occur with changes in market conditions, our quarterly financial results could deviate significantly from our projections. As a result, our sales forecasts for any given quarter may prove not to have been accurate. We also may not have sufficient, timely information to confirm or revise our sales projections for a specific quarter. If we fail to achieve our forecasted sales for a particular quarter, the value of our Common Shares could be adversely affected.

Changes in tax laws or their application could adversely affect our results of operations.

Changes in tax laws or their application with respect to matters such as changes in tax rates, transfer pricing and income allocation, utilization of tax loss carry forwards, intercompany dividends, controlled corporations, and limitations on tax relief allowed on the interest on intercompany debt, and changes to tax credit mechanisms, could increase our effective tax rate and adversely affect our results of operations. Additionally, changes in other laws, such as the U.S. health care reform legislation that was signed into law in the U.S. in 2010, may subject us to additional excise taxes. The increased tax burden as a result of changes in law may adversely affect our results of operations.

We have a significant amount of debt that may adversely affect our financial condition.

We have a significant amount of debt and debt service obligations. A high level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to repay or refinance our debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs. The level of our indebtedness could, among other things:

•	make it difficult for us to make required payments on our debt;

•	make it difficult for us to obtain any financing in the future necessary for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	make us more vulnerable in the event of a downturn in our business.

Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all.

Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with:

•	marketing, sales and customer support efforts;

•	research and development activities;

•	expansion of our facilities;

•	consummation of possible future acquisitions of technologies, products or businesses;

•	demand for our products and services; and

•	repayment or refinancing of debt.

We currently anticipate that our short-term capital requirements will be satisfied by cash flow from our operations. As of December 31, 2013, we had outstanding long-term loan facilities of approximately $845.5 million, of which $0.2 million was current and due in 2013. Furthermore, as of December 31, 2013, we had finance lease obligations, including the current portion, of $16.3 million, that expire in various years through 2018. We may need to refinance all or part of these liabilities before or at their contractual maturities.

We currently do not foresee that this will happen, but if at some point in time our existing resources should be insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. The funds for the refinancing of existing liabilities or for the ongoing funding of our business may not be available or, if available, not on terms acceptable to us. If adequate funds are not available, we may be required to reduce or delay expenditures for research and development, production, marketing, capital expenditures and/or acquisitions, which could have a material adverse effect on our business and results of operations. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of any securities could result in dilution to our shareholders.

An impairment of goodwill and intangible assets could reduce our earnings.

At December 31, 2013, our consolidated balance sheet reflected approximately $1.9 billion of goodwill and approximately $875.6 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair value of the tangible and separately measurable intangible net assets. We are required to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment review often cannot be done at the level of the individual asset and it must instead be applied to a group of assets. For the purpose of our annual goodwill impairment testing based on the current circumstances of how we manage our business, this group of assets is the Company as a whole. If we determine that any of our goodwill or intangible assets were impaired, we will be required to take an immediate charge to earnings and our results of operations could be adversely affected.

Exchange rate fluctuations may adversely affect our business and operating results.

Because we currently market our products throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our presentation currency. As a result, fluctuations in value, relative to the U.S. dollar, of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. We economically hedge a portion of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of future exchange rate fluctuations. While we may engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.

Our strategic equity investments may result in losses.

We have made, and may continue to make, strategic investments in businesses as opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors that include the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control.

Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and other than temporary unfavorable fluctuations in the valuations of the investments are indicated, we could be required to write-down the investment. This could result in future charges on our earnings that could materially adversely affect our results of operations. It is uncertain whether or not we will realize any long-term benefits from these strategic investments.

Doing business internationally creates certain risks.

Our business involves operations in several countries outside of the U.S. Our consumable manufacturing facilities are located in Germany, China, France, the United Kingdom and the U.S. We source raw materials and subcomponents to manufacture our products from different countries. We have established sales subsidiaries in numerous countries including the U.S., Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, the Netherlands, Sweden, Italy, Hong Kong, Singapore, Turkey, South Korea, Taiwan, Malaysia, China, Spain, Brazil, Mexico and India. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. If we fail to coordinate and manage these activities effectively, our business and results of operations will be adversely affected.

Our operations are subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, longer accounts receivable payment cycles in certain countries, overlap of different tax structures, unexpected changes in regulatory requirements, and compliance with a variety of foreign laws and regulations. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates, as may occur as a result of rising energy costs. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our business and results of operations.

Our business in countries with a history of corruption and transactions with foreign governments increase the risks associated with our international activities.

Based on our international operations, we are subject to the U.S. Foreign Corrupt Practices Act (FCPA) the U.K. Bribery Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in countries known to experience corruption. Further international expansion may involve increased exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or distributors that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees and distributors including online and in-person employee trainings, periodic internal audits and standard reviews of our distributors. However, our existing safeguards and any future improvements may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA and other laws may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, results of operations and financial condition.

We have made investments in and are expanding our business into emerging markets, which exposes us to risks.

Our top seven emerging markets are Brazil, Russia, India, China, South Korea, Mexico and Turkey, which together accounted for approximately 14% of total sales in 2013, and we expect to continue to focus on expanding our business in these or other fast-growing markets. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks that include those arising out of the economy, political outlook and language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that could have significant negative impacts on our results of operations.

We depend on patents and proprietary rights that may fail to protect our business.

Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2013, we owned 233 issued patents in the United States, 156 issued patents in Germany and 889 issued patents in other major industrialized countries. In addition, at December 31, 2013, we had 996 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.

A significant portion of HPV-related intellectual property is in the public domain, while additional HPV-related intellectual property is subject to our patents some of which will begin to expire in the next few years or are licensed to us on a non-exclusive basis. As a result, other companies have developed or may develop HPV detection tests.

Certain of our products incorporate patents and technologies that are licensed from third parties and for certain products, these in-licensed patents together with other patents provide us with a competitive advantage. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive or, in some cases, termination of the license, and as a result, we may lose some competitive advantage and experience a loss of revenue.

We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors.

We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of these collaborations.

We are subject to risks associated with patent litigation.

The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the sample and assay technologies that are closely related to those we use. From time to time, we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation could involve substantial cost, and there can be no assurance that we would prevail in any proceedings.

Our business exposes us to potential product liability.

The marketing and sale of our products and services for certain applications entail a potential risk of product liability. Although we are not currently subject to any material product liability claims, product liability claims may be brought against us in the future. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We carry product liability insurance coverage, which is limited in scope and amount. There can be no assurance that we will be able to maintain this insurance at a reasonable cost and on reasonable terms, or that this insurance will be adequate to protect us against any or all potential claims or losses.

We are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse impact on us.

Our operating results may vary significantly from period to period and this may affect the market price of our Common Shares.

Our operating results may vary significantly from quarter to quarter, and also from year to year, since they are dependent upon a broad range of factors that include demand for our products, the level and timing of customer research budgets and commercialization efforts, the timing of government funding budgets of our customers, the timing of our research and development activities and related regulatory approvals, the impact of sales and marketing expenses, the introduction of new products by us or our competitors, competitive market conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future sales trends. As a result, sales and earnings may vary significantly from quarter to quarter or from year to year, and actual sales and earnings results in any one period will not necessarily be indicative of results to be anticipated in subsequent periods. Our results may also fail to meet or exceed the expectations of securities analysts or investors, which could cause a decline in the market price of our Common Shares.

Our holding company structure makes us dependent on the operations of our subsidiaries.

QIAGEN N.V. is incorporated under Dutch law as a public limited liability company (naamloze vennootschap), and is organized as a holding company. Currently, the material assets are the outstanding shares of the QIAGEN subsidiaries, intercompany receivables and other financial assets such as cash and short-term investments. As a result, QIAGEN N.V. is dependent upon payments, dividends and distributions from the subsidiaries for funds to pay operating and other expenses as well as to pay future cash dividends or distributions, if any, to holders of our Common Shares. Dividends or distributions by subsidiaries in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion into U.S. dollars.

U.S. civil liabilities may not be enforceable against us.

We are incorporated under Dutch law, and substantial portions of our assets are located outside of the U.S. In addition, certain members of our Managing and Supervisory Boards and our officers reside outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or such other persons, or to enforce outside the U.S. any judgments obtained against such persons in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. securities laws.

In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the U.S., rights predicated upon the U.S. securities laws. There is no treaty between the U.S. and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. As a result, a final judgment for the payment of money rendered by any federal or state court in the U.S. based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, such party may submit to the Dutch court the final judgment which has been rendered in the U.S. If the Dutch court finds that the jurisdiction of the federal or state court in the U.S. has been based on grounds that are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the final judgment which has been rendered in the U.S. without substantive re-examination or re-litigation on the merits of the subject matter thereof, unless such judgment contravenes Dutch principles of public policy. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us, members of our Managing or Supervisory Boards, or officers who are residents of the Netherlands or countries other than the U.S. any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our Managing or Supervisory Boards, or our officers in an original action predicated solely upon the federal securities laws of the U.S. brought in a court of competent jurisdiction in the Netherlands against us or such members or officers, respectively.

Our Common Shares may have a volatile public trading price.

The market price of our Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the last two years, the price of our Common Shares has ranged from a high of $24.74 to a low of $14.05 on NASDAQ, and a high of €18.15 to a low of €10.69 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our Common Shares include:

•	announcements of technological innovations or the introduction of new products by us or our competitors;

•	developments in our relationships with collaborative partners;

•	quarterly variations in our operating results or those of our peer companies;

•	changes in government regulations, tax laws or patent laws;

•	developments in patent or other intellectual property rights;

•	developments in government spending budgets for life sciences-related research;

•	general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries; and

•	impact from foreign exchange rates.

The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies. These fluctuations have not necessarily been related to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our Common Shares.

Holders of our Common Shares should not expect to receive dividend income.

We have not paid cash dividends since our inception and do not anticipate paying any cash dividends on our Common Shares for the foreseeable future. Although we do not anticipate paying any cash dividends, the distribution of any cash dividends in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our Common Shares if they are seeking dividend income; the only return that may be realized through investing in our Common Shares would be through an appreciation in the share price.

Future sales and issuances of our Common Shares could adversely affect our stock price.

Any future sale or issuance of a substantial number of our Common Shares in the public market, or any perception that a sale may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its Articles of Association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, which is divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2013, a total of approximately 233.9 million Common Shares were outstanding along with approximately 13.1 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 2.3 million were vested. A total of approximately 16.4 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2013, including the shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares may be sold without restriction, except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26.5 million Common Shares, subject to adjustments in certain cases.

Shareholders who are United States residents could be subject to unfavorable tax treatment.

We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to holders of Common Shares and would likely cause a reduction in the value of these shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2013, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC. In countries outside the U.S., other or similar tax regimes may apply and result in unfavorable tax treatment for any dividends received.

Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.

Our Articles of Association (Articles) provide that our shareholders may only suspend or dismiss our Managing Directors and Supervisory Directors against their wishes with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital. If the proposal was made by the joint meeting of the Supervisory Board and the Managing Board, a simple majority is sufficient. The Articles also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital.

Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares through the issuance of Preference Shares. Pursuant to our Articles and the resolution adopted by our General Meeting of Shareholders, our Supervisory Board is entitled to issue Preference Shares in case of an intended takeover of our company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended takeover and authorizes the issuance of Preference Shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our Shares.

In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN, or the Foundation (Stichting), subject to the conditions described in the paragraph above, which allows the Foundation to acquire Preference Shares from us. The option enables the Foundation to acquire such number of Preference Shares as equals the number of our outstanding Common Shares at the time of the relevant exercise of the option, less one Preference Share. When exercising the option and exercising its voting rights on these Preference Shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that a public offer must be announced by a third party before it can issue (preference or other) protective shares that would enable the Foundation to exercise rights to 30% or more of the voting rights without an obligation to make a mandatory offer for all shares held by the remaining shareholders. In addition, the holding period for these shares by the Foundation is restricted to two years, and this protective stake must fall below the 30% voting rights threshold before the two-year period ends.

Note Regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain statements included in this Annual Report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. As a result, our future success involves a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

Significant direct and indirect shareholdings

The following table sets forth certain information as of December 31, 2013, concerning the ownership of Common Shares of each holder of greater than 5% ownership. None of these holders have any different voting rights than other holders of our Common Shares.

Name and Country of Residence	Shares Beneficially Owned Number		Percent Ownership (1)
PRIMECAP Management Company	19,385,944	(2)	8.29%
BlackRock, Inc., United States	17,651,384	(3)	7.55%

(1)	The percentage ownership was calculated based on 233,890,118 Common Shares outstanding as of December 31, 2013.
(2)	Of the 19,385,944 shares attributed to PRIMECAP Management Company, it has sole voting power and sole dispositive power over all 19,385,944 shares. This information is based solely on the Schedule 13G filed by PRIMECAP Management Company with the Securities and Exchange Commission on February 14, 2014, which reported ownership as of December 31, 2013.
(3)	Of the 17,651,384 shares attributed to BlackRock, Inc., it has sole voting power and sole dispositive power over all 17,651,384 shares. This information is based solely on the Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on February 14, 2014, which reported ownership as of December 31, 2013.

Our common stock is traded on the NASDAQ Global Select Market in the United States and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held electronically in the account of a stockbroker, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns. As of January 31, 2014, there were 175 shareholders of record of our Common Shares.

Holders of any securities with special control rights

Not applicable.

System of control of any employee share scheme where the control rights are not exercised directly by the employees

Not applicable.

Restrictions on voting rights

At the General Meeting, each share shall confer the right to cast one vote, unless otherwise provided by law or the Articles. No votes may be cast in respect of shares that we or our subsidiaries hold, or by usufructuaries and pledges of shares. All shareholders and other persons entitled to vote at General Meetings are entitled to attend General Meetings, to address the meeting and to vote. They must notify the Managing Board in writing of their intention to be present or represented not later than on the third day prior to the day of the meeting, unless the Managing Board permits notification within a shorter period of time prior to any such meeting. Subject to certain exceptions, resolutions may be passed by a simple majority of the votes cast.

Agreements between shareholders which are known to the Company and may result in restrictions on the transfer of securities and/or voting rights

Not applicable.

Rules governing the appointment and replacement of board members and the amendment of the articles of association

Supervisory Directors and Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

Managing Directors shall be appointed by the general meeting upon the joint meeting of the Supervisory board and the Managing Board, or Joint Meeting, having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers of a corporation. Under our Articles, the general meeting may suspend or dismiss a managing director at any time. The Supervisory Board shall also at all times be entitled to suspend (but not to dismiss) a Managing Director. The Articles provide that the Supervisory Board may adopt management rules governing the internal organization of the Managing Board.

The Supervisory Directors shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. If during a financial year a vacancy occurs in the Supervisory Board, the Supervisory Board may appoint a Supervisory Director who will cease to hold office at the next Annual General Meeting. Under Dutch law and the Dutch Corporate Governance Code, a Supervisory Director must excuse him or herself in the case of any conflict of interest. Decisions to enter into transactions under which a Supervisory Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Supervisory Director concerned, require the approval of the Supervisory Board. Under our Articles, the General Meeting may suspend or dismiss a Supervisory Director at any time. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which provides that directors may vote to fill vacancies in the board of directors of a corporation.

The Selection and Appointment Committee prepares the selection criteria and appointment procedures for members of our Supervisory Board and the Managing Board; periodically evaluates the scope and composition of the Managing Board and Supervisory Board and proposes the profile of the Supervisory Board in relation thereto. Additionally, the Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board and reports the results thereof to the Supervisory Board and proposes the (re-)appointments of members of our Managing Board and Supervisory Board. The Committee prepares and submits to the Supervisory Board on an annual basis a report of its deliberations and findings.

A resolution of the General Meeting to amend the Articles, dissolve QIAGEN, issue shares or grant rights to subscribe for shares or limit or exclude any pre-emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board.

A resolution of the General Meeting to amend the Articles is further only valid if the complete proposal has been made available for inspection by the shareholders and the other persons entitled to attend General Meetings at our offices as from the day of notice convening such meeting until the end of the meeting. A resolution to amend the Articles to change the rights attached to the shares of a specific class requires the approval of the relevant class meeting.

Powers of board members and in particular the power to issue or buy back shares

The Managing Board manages QIAGEN and is responsible for achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations, for managing the risks associated with the activities of QIAGEN and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting of Shareholders. The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders.

The members of our Supervisory Board have the powers assigned to them by Dutch law and the Articles. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. In particular, the Supervisory Board has the authority to (i) issue common shares up to its presently authorized capital of 410 million, (ii) issue Financing Preference Shares up to its presently authorized capital of 40 million (iii) grant rights to subscribe for such common shares and Financing Preference Shares and (iv) exclude or limit the pre-emptive rights of existing shareholders relating to up to 50% of the number of common shares to be issued or rights to subscribe for common shares.

We may acquire our own shares, subject to certain provisions of Dutch law and our Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 5 years and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorisation of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of the acquisition. On June 27, 2012, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, up to 10% of the outstanding shares, for an 18-month period beginning June 27, 2012 until December 27, 2013, without limitation at a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the price for such shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase, or, with respect to Preference and Finance Preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.

Significant agreements to which the Company is a party and which take effect alter or terminate upon a change of control of the Company following a takeover bid

Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our common shares by issuing preference shares. Pursuant to our Articles and the resolution adopted by our General Meeting on June 16, 2004, QIAGEN’s Supervisory Board is entitled to resolve to issue Preference Shares in case of an intended take-over of our Company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares.

In 2004 (as amended in 2008), we granted an option to the Stichting Preferente Aandelen QIAGEN (the “Foundation” (Stichting)), whereby the exercise of the option by the Foundation is subject to the conditions described in the paragraph above and which option allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding common shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that issuing (preference or other) protective shares enabling the Foundation to exercise 30% or more of the voting rights without the obligation to make a mandatory offer for all shares held by the remaining shareholders, is only allowed after a public offer has been announced by a third party. In addition, the holding of such a block of shares by the Foundation is restricted to two years and as a consequence, the size of the protective stake will need to be decreased below the 30% voting rights threshold before the two year period lapses.

During 2005, we adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) which was approved by our shareholders on June 14, 2005. Pursuant to the Plan, stock rights, which include options to purchase our common shares, stock grants and stock-based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. An aggregate of 31.0 million common shares have been reserved for issuance pursuant to the Plan, subject to certain antidilution adjustments. Options granted pursuant to the Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, each of the options has a term of ten years, subject to earlier termination in the event of death, disability or other termination of employment.

The Plan is administered by the Compensation Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the option, the length of time the option will remain outstanding, the manner and time of the option’s exercise, the exercise price per share subject to the option and other terms and conditions of the option consistent with the Plan. The Compensation Committee’s decisions are subject to the approval of the Supervisory Board.

The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control. A “Change of Control” means the occurrence of a merger or consolidation of QIAGEN, whether or not approved by the Board of Directors, other than a merger or consolidation which would result in the voting securities of QIAGEN outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by the voting securities of QIAGEN or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation, or the stockholders of QIAGEN approve an agreement for the sale or disposition by QIAGEN of all or substantially all of QIAGEN’s assets.

Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2013, the commitment under these agreements totaled $15.7 million (2012: $15.3 million).

Agreements between the Company and its board members or employees providing for compensation if they resign or are made redundant without valid reason or if their employment ceases because of a takeover bid

The members of the Managing Board are appointed annually by the General Meeting of Shareholders based on the nomination of the Joint Meeting. Further, the members of the Managing Board have entered into employment agreements with QIAGEN N.V. and other QIAGEN affiliates. The term of these agreements varies for each Managing Board member due to individual arrangements and goes beyond the one year term of appointment by the General Meeting of Shareholders. These agreements cannot be terminated without cause and, absent such cause, have to be fulfilled during their stated term. There are no arrangements for any extra compensation in case of resignation or redundancy.

The members of the Supervisory Board are also appointed annually by the General Meeting of Shareholders based on the nomination of the Joint Meeting. There are no additional employments in place and there are no arrangements for any extra compensation in case of resignation or redundancy. The General Meeting determines the remuneration of the members of the Supervisory Board.

Reporting in accordance with Directive 2004/25/EC of the European Parliament and of the Council of April 21. 2004, on takeover bids

Structure of our capital, including securities which are not admitted to trading on a regulated market in a Member State of the European Union

The authorized classes of our shares consist of common shares, Financing Preference Shares and Preference Shares. No Financing Preference Shares or Preference Shares have been issued.

As of December 31, 2013, a total of approximately 239.7 million Common Shares were outstanding along with approximately 13.1 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 2.3 million were vested. A total of approximately 16.4 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2013, including the shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares are free for sale, except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26.5 million Common Shares, subject to adjustments in certain cases.

Common Shares - Restrictions on the transfer of securities

Common Shares are issued in registered form only. Common Shares are available either without issue of a share certificate, or Type I shares, or with issue of a share certificate, or Type II shares, in either case in the form of an entry in the share register. At the discretion of the Supervisory Board, Type I shares may be issued and the holders of such Type I shares will be registered in either our shareholders register with American Stock Transfer & Trust Company, or New York Transfer Agent, our transfer agent and registrar in New York, or our shareholder register with TMF FundServices B.V., Westblaak 89, NL-3012 KG Rotterdam, the Netherlands. The Type II shares are registered with our New York Transfer Agent.

The transfer of registered shares requires that we issue a written instrument of transfer and the written acknowledgment of such transfer (or, in the case of Type II shares, the New York Transfer Agent (in our name)), and surrender of the share certificates, if any, to us or (in our name) to the New York Transfer Agent. Upon surrender of a share certificate for the purpose of transfer of the relevant shares, we (or the New York Transfer Agent in our name) acknowledge the transfer by endorsement on the share certificate or by issuance of a new share certificate to the transferee, at the discretion of the Managing Board.

Subsequent Events

Since December 31, 2013 and through April 11, 2014, we have repurchased 2.3 million shares of common shares under the share repurchase program discussed more fully in Note 18, for approximately $51.0 million, in total.

On March 19, 2014, we completed the repurchase of $293.9 million notional amount of the 2006 Notes discussed in Note 15. In order to finance the repurchase and also raise $300 million of net proceeds, we issued $730 million of new senior unsecured cash settled convertible notes, $430 million of which are due in 2019 and bear interest at an annual rate of 0.375% and $300 million of which are due in 2021 and bear interest at an annual rate of 0.875%. The initial conversion price of both the 2019 and 2021 Notes is $28.34 per share of common stock. In the event of an exercise of the conversion right, Noteholders will receive a cash amount equal to the value of the common shares underlying the Notes. We also entered into derivative transactions to increase the effective conversion price of the newly issued notes.

Outlook

In diverse markets around the world, QIAGEN’s strategy is to build upon growth opportunities in molecular technologies serving four customer classes: Molecular Diagnostics, Applied Testing, Pharma and Academia. Our business, therefore, is exposed to a wide variety of developments. We have grown substantially in recent years with a flexible strategy for developing innovative new products, partnering, and acquiring companies or technologies with high growth potential. The long-term growth of healthcare needs, both in developed and emerging markets, is a key driver of increasing demand for innovative diagnostics as well as for biomedical research technologies. Our leadership in Sample & Assay Technologies is the basis for all of QIAGEN’s products, and we focus on meeting the needs of customers across the continuum of research and commercial testing. QIAGEN continually adds new systems and products to efficiently transform raw samples into insights that add value for our expanding base of customers.

QIAGEN expects to deliver higher adjusted net sales and adjusted earnings in 2014. For the full year, adjusted net sales are expected to rise approximately 4-5% under constant exchange rates (CER), as sales growth of approximately 8-9% CER from the current business portfolio, as well as contributions from the acquisitions of Ingenuity (acquired in April 2013) and CLC bio (acquired in August 2013), exceed an adverse impact of up to approximately 4 percentage points from reduced sales of HPV products in the U.S. Adjusted diluted earnings per share (EPS) are expected to rise to approximately $1.07-1.09 CER for full-year 2014 compared to $1.02 per share in 2013 (including share-based compensation for both years). Based on current exchange rates, adjusted sales and earnings for 2014 are expected to be adversely affected by certain currency movements against the U.S. dollar, QIAGEN’s reporting currency. These expectations do not take into account any acquisitions that could be completed in 2014.

Global Economic Perspectives for 2014

The near-term outlook for the world’s economy is for moderately stronger growth in 2014 than in 2013, although uncertainties and regional variations remain. Growth in the United States is gaining momentum, supported by a positive financial market, but the effects of the Federal Reserve’s pullback from quantitative easing, interest rates and fiscal policy are unpredictable. The Euro area economy exited recession in mid-2013 and is growing, but the recovery so far is gradual amid long-term unemployment and financial uncertainties. A generally strong recovery in Japan’s economy is following fiscal and monetary stimulus. In China and other emerging markets, growth has picked up but remains slower than boom times before the financial crisis. Stronger underlying growth would create stronger demand in QIAGEN’s business environment, but fiscal tightening or economic weakness would undercut demand among our customers.

Industry Perspectives for 2014

Long-term growth in the market for molecular technologies presents opportunities for QIAGEN in all of our customer classes, but also uncertainties. In Molecular Diagnostics, demand continues to grow in 2014 based on the superiority of molecular testing in identifying and profiling diseases. Pressures to control healthcare costs are intense, creating both a potential hindrance for adoption of new technologies and an incentive for use of diagnostics to produce cost-effective outcomes. The trend is toward standardized diagnostics approved by regulators, gradually replacing laboratory-developed tests. Personalized Healthcare is disseminating rapidly with regulatory approvals of new companion diagnostics, although reimbursement policies are still evolving. In the United States, sales of diagnostic assays and instruments are subject to a 2.3 % surtax on medical devices that took effect in 2013 under the healthcare reform law, although uncertainty remains about the planned expansion in the number of U.S. residents with health benefits. Demand in Academia and the Pharma industry will likely face continued pressure from budget limitations in 2014, due to restrictions on government funding of research and a challenging business environment for pharmaceutical companies. The trend toward automated laboratory workflows and the need to improve effectiveness in drug development support demand for our products in these customer classes. In Applied Testing, the success of the QIAsymphony platform and expansion of content menus are creating opportunities. More than 100 companies in our industry, large and small, compete based on innovation, quality, price and breadth of product portfolios. QIAGEN will pursue growth opportunities across all of our customer classes in 2014 and beyond.

Venlo, The Netherlands, April 25, 2014

Peer M. Schatz

Chief Executive Officer

Corporate Governance Report

We recognize the importance of clear and straightforward rules on corporate governance and, where appropriate, have adapted our internal organization and processes to these rules. This section provides an overview of QIAGEN’s corporate governance structure and includes details of the information required under the Dutch Corporate Governance Code (the Dutch Code). The Dutch Code is applicable to QIAGEN N.V. (in the following also referred to as the “Company”), as it is a publicly listed company incorporated under the laws of the Netherlands with a registered seat in Venlo, the Netherlands. The Dutch Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another.

Our corporate governance practices generally derive from the provisions of the Dutch Civil Code and the Dutch Corporate Governance Code. Further, due to our listings at the German Stock Exchange in Frankfurt and the NASDAQ exchange in the U.S., the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose in QIAGEN’s Annual Reports the Company’s compliance with the German Corporate Governance Code adopted by the Government Commission on the German Corporate Governance Code pursuant to §161 of the German Stock Corporation Law and the corporate governance practices followed by U.S. companies under the NASDAQ listing standards or state the deviations recorded in the period.

A brief summary of the principal differences follows.

Corporate Structure

QIAGEN is a ‘Naamloze Vennootschap,’ or N.V., a Dutch limited liability company similar to a corporation in the United States. QIAGEN has a two-tier board structure. QIAGEN is managed by a Managing Board consisting of executive management acting under the supervision of a Supervisory Board (non executives), similar to a Board of Directors in a U.S. corporation. It is in the interest of QIAGEN and all its stakeholders that each Board performs its functions appropriately and that there is a clear division of responsibilities between the Managing Board, the Supervisory Board, the general meeting of shareholders (General Meeting) and the external auditor in a well-functioning system of checks and balances.

Managing Board

General

The Managing Board manages QIAGEN and is responsible for defining and achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting of Shareholders (General Meeting). The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprises and all parties involved in QIAGEN, including shareholders and other stakeholders.

Composition and Appointment

The Managing Board consists of one or more members as determined by the Supervisory Board. The members of the Managing Board are appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (the Joint Meeting) having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following year.

Members of the Managing Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient. Furthermore, the Supervisory Board may at any time suspend (but not dismiss) a member of the Managing Board.

Our Managing Directors for the year ended December 31, 2013 and their ages as of January 31, 2014, are as follows:

Managing Directors:

Name	Age	Position
Peer M. Schatz	48	Managing Director, Chief Executive Officer
Roland Sackers	45	Managing Director, Chief Financial Officer

The following is a brief summary of the background of each of the Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Peer M. Schatz, 48, joined the Company in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003 he was Chief Financial Officer and became a member of the Managing Board in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gallen, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Until 2008, Mr. Schatz was a member of the Supervisory Board of Evotec AG. Until 2011, he served as a member of the Managing Board of PMS Asset Management GmbH. Mr. Schatz also previously served as a member of the German Corporate Governance Commission from 2002 to January 2012. He is also chairman of the board of directors of QIAGEN Marseille S.A., which is a majority-owned subsidiary of QIAGEN that was acquired in 2011.

Roland Sackers, 45, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Diplom-Kaufmann from the Westfälische Wilhelms-Universität Münster, Germany after studying business administration. Until 2006, he was a member of the Supervisory Board and Audit Committee of IBS AG. Mr. Sackers was also a member of the board of directors of Operon Biotechnologies, Inc., until December 2007. Mr. Sackers is a board member of the industry association BIO Deutschland. He is also a non-executive director and chair of the audit committee of Immunodiagnostic Systems Holding (IDS), a leading producer of immunological tests for research and diagnostic applications publicly listed in the United Kingdom, as well as member of the board of directors and head of the audit committee of QIAGEN Marseille S.A., which is a majority-owned subsidiary of QIAGEN that was acquired in 2011.

Conflicts of Interest, Loans or Similar Benefits

Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Managing Board, require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2013. No credit, loans or similar benefits were granted to members of the Managing Board. Additionally, the Managing Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Managing Board.

Supervisory Board

General

The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and strategy and the business enterprises which we operate. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In 2013, the Supervisory Board had eight regular meetings that were held with the attendance of the Managing Board, while certain agenda items were discussed exclusively between the Supervisory Board members. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis. Our Supervisory Board has specified matters requiring its approval, including decisions and actions which would fundamentally change the company’s assets, financial position or results of operations. The Supervisory Board has appointed an Audit Committee, a Compensation Committee and a Selection and Appointment (Nomination) Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates.

Composition and Appointment

The Supervisory Board consists of at least three members, or a larger number as determined by the Joint Meeting. Members of the Supervisory Board are appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital.

The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and enables its members to act critically and independently of one another and of the Managing Board and any particular interests. To that effect, the Supervisory Board has adopted a profile of its size and composition that takes into account the nature of our business, our activities and the desired expertise and background of the members of the Supervisory Board. The current profile of the Supervisory Board can be found on our website. The Supervisory Board has appointed a chairman from its members who has the duties assigned to him by the Articles of Association and the Dutch Code.

Members of the Supervisory Board are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Managing Board and the Supervisory Board in which case a simple majority of votes cast is sufficient.

Our Supervisory Directors for the year ended December 31, 2013 and their ages as of January 31, 2014, are as follows:

Supervisory Directors:

Name	Age	Position
Prof. Dr. Detlev H. Riesner	72	Chairman of the Supervisory Board, Supervisory Director and Chairman of the Selection and Appointment Committee
Stéphane Bancel	41	Supervisory Director and Member of the Compensation Committee
Dr. Werner Brandt	60	Supervisory Director and Chairman of the Audit Committee
Dr. Metin Colpan	59	Supervisory Director
Prof. Dr. Manfred Karobath	73	Supervisory Director and Member of the Compensation Committee
Lawrence A. Rosen	56	Supervisory Director and Member of the Audit Committee
Elizabeth E. Tallett	64	Supervisory Director and Member of the Audit Committee and Member of the Compensation Committee

The following is a brief summary of the background of each of the Supervisory Directors and Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Professor Dr. Dr. h.c. Detlev H. Riesner, 72, is a co-founder of the Company. He has been a member of the Supervisory Board since 1996 and was appointed Chairman of the Supervisory Board in 1999, and in 2005, he was also appointed Chairman of the Selection and Appointment Committee. Professor Riesner has notified the Company of his intention not to stand for reelection to the Supervisory Board at next year’s annual meeting. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980 and retired in 2006. He has held the position of Dean of the Science Faculty (1991-92), Vice President of the University (Research) (1996-99) and Director of Technology (1999-2006). In 2007, he became a member of the University’s board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the Supervisory Board or a director of AC Immune S.A., Lausanne, Evocatal GmbH, Düsseldorf, DRK Blutspendedienst West gGmbH, Hagen and DIWA GmbH, Düsseldorf. His memberships on the advisory boards of NewLab Bioquality AG and Direvo AG ended in 2006 and SCT GmbH ended in 2011, when the companies were sold. Professor Riesner is also a member of the scientific advisory board of Alberta Prion Research Institute, Canada.

Stéphane Bancel, 41, joined the Company’s Supervisory Board as well as the Compensation Committee in 2013. He is President and Founding Chief Executive Officer of Moderna Therapeutics, Inc., a start-up biotechnology company based in Cambridge, Massachusetts that is advancing multiple drug development programs involving messenger RNA therapeutics. Before joining Moderna, Mr. Bancel served for five years as Chief Executive Officer of the French diagnostics company

bioMérieux SA. Prior to bioMérieux, he was Managing Director of Eli Lilly in Belgium and Executive Director of Global Manufacturing Strategy and Supply Chain at Eli Lilly in Indianapolis, Indiana after having started at Lilly in Great Britain. Before joining Eli Lilly, Mr. Bancel served as Asia-Pacific Sales and Marketing Director for bioMérieux while based in Tokyo, Japan. He holds a Master of Engineering degree from École Centrale Paris (ECP), a Master of Science in Chemical Engineering from the University of Minnesota and an M.B.A. from Harvard Business School.

Dr. Werner Brandt, 60, joined the Company’s Supervisory Board in 2007. In the same year, he was appointed Chairman of the Audit Committee. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. Dr. Brandt has notified SAP AG of his intention to retire from SAP AG and not to stand for reelection to the Executive Board at next year’s annual meeting. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his Doctorate in business administration from the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Board of Deutsche Lufthansa AG and RWE AG where he also holds the position of Chairman of the Audit Committee.

Dr. Metin Colpan, 59, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of Qalovis Farmer Automatic Energy GmbH, Laer, Germany and EM Brake Systems AG, Schloss-Holte. Dr. Colpan previously served as a Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany.

Professor Dr. Manfred Karobath, 73, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. Prof. Dr. Karobath studied medicine, and from 1967 to 1980, he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became Professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (RPR) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.

Lawrence A. Rosen, 56, joined the Company’s Supervisory Board as well as the Audit Committee in 2013. Mr. Rosen is a member of the Board of Management and Chief Financial Officer of Deutsche Post DHL. In this position, which he has held since September 2009, Mr. Rosen is in charge of controlling, corporate accounting and reporting, investor relations, corporate finance, corporate internal audit and security, taxes, as well as the group’s global business services. Prior to joining Deutsche Post DHL, Mr. Rosen served as the Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA in Germany from 2003 to 2009. Prior to that, he worked for Aventis SA in Strasbourg, France, as Senior Vice President and Treasurer. Between 1984 and 2000, Mr. Rosen held different positions at the Aventis predecessor companies Hoechst AG and American Hoechst/Hoechst Celanese Inc. Mr. Rosen, who is a U.S. citizen, holds a bachelor in business administration from the State University of New York and an M.B.A. from the University of Michigan.

Elizabeth E. Tallett, 64, joined the Company’s Supervisory Board as well as the Audit Committee and Compensation Committee in 2011. Ms. Tallett has been a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, since 2002. Her senior management experience includes President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett graduated from Nottingham University, England with dual Bachelor’s degrees with honors in mathematics and economics. She is a member of the board of directors of Principal Financial Group, Inc., WellPoint, Inc. and Meredith Corp. Ms. Tallett is currently the Lead Director for Principal. She was also a director of Varian, Inc., Immunicon, Inc., Varian Semiconductor Equipment Associates, Inc., Coventry Health Care, Inc. and IntegraMed America, Inc. at times during the past five years. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is a Trustee of Solebury School in Pennsylvania.

Conflicts of Interest, Loans or Similar Benefits

Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Supervisory Board, require the approval of the Supervisory Board plenum. In 2013, neither QIAGEN nor its Supervisory Board members have entered into any such transactions. No credit, loans or similar benefits were granted to members of the Supervisory Board. Additionally, the Supervisory Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Supervisory Board.

Committees of the Supervisory Board

The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment Committee from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters under which each of the committees operates. These charters are published on our website www.qiagen.com. The committees are comprised of the following members:

Name of Supervisory Director	Independent	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee
Prof. Dr. Detlev Riesner	•			• (Chairman)

Stéphane Bancel	•		•

Dr. Werner Brandt	•	• (Chairman)		•

Dr. Metin Colpan				•

Prof. Dr. Manfred Karobath	•		• (Chairman)

Lawrence A. Rosen	•	•

Elizabeth E. Tallett	•	•	•

We believe that all of our Supervisory Directors meet the independence requirements set forth in the Dutch Corporate Governance Code (the Dutch Code). We further believe that all Supervisory Board Directors except for Dr. Metin Colpan qualify as independent under the Marketplace Rules of the NASDAQ Stock Market. Pursuant to the NASDAQ rules, a majority of the Supervisory Directors must qualify as independent, as defined in the Rules. In 2012, Dr. Colpan was not considered to be independent due to his consulting arrangement with the Company under which Dr. Colpan provided scientific advisory services to the Company in 2011, 2010 and 2009. In January 2012, the agreement under which Dr. Colpan provided scientific consulting services terminated.

Audit Committee

The Audit Committee currently consists of three members, Dr. Brandt (Chairman), Mr. Rosen and Ms. Tallett, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the Marketplace Rules of the NASDAQ. The Board has designated Dr. Brandt as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002 and as defined in provisions III.3.2 and III.5.7 of the Dutch Code. The Audit Committee performs a self-evaluation of its activities on an annual basis.

The Audit Committee’s primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN’s accounting and financial reporting process and internal risk management, control and compliance systems. The Audit Committee also is directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and for providing an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. Our Internal Audit department operates under the direct responsibility of the Audit Committee. Further, the Audit Committee is responsible to establish complaint procedures, including confidential, anonymous submission by employees of concerns, for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the external auditor and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the external auditor our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Audit Committee met seven times in 2013 and met with the external auditor excluding members of the Managing Board in April 2013. The Audit Committee reviews major financial risk exposures, pre-approves related-party transactions, and reviews any legal matter including compliance topics that could have a significant impact on the financial statements. The Board has designated Dr. Brandt as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002 and as “financial expert” pursuant to Section III.3.2 and III.5.7 of the Dutch Code respectively.

Compensation Committee

The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of Managing Board members to be adopted by the Supervisory Board and the preparation of the Remuneration Report on compensation policies for the Managing Board to be adopted by the Supervisory Board. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits. The Remuneration Report reviews the implementation of the Remuneration Policy in the most recent year and provides an outline of the Remuneration Policy for the future. The Compensation Committee currently consists of three members, Professor Karobath (Chairman), Ms. Tallett and Mr. Bancel. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met five times in 2013.

Selection and Appointment Committee

The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board. Additionally, the Selection and Appointment Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board, reporting these results to our Supervisory Board. It also proposes the (re-)¬appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management. The Selection and Appointment Committee prepares and submits to our Supervisory Board an annual report of its deliberations and findings. Current members of the Selection and Appointment Committee are Prof. Dr. Riesner (Chairman), Dr. Brandt and Dr. Colpan. Members are appointed by the Supervisory Board and serve for a one-year term. The Selection and Appointment Committee met one time in 2013.

Compensation of Managing Board Members and Supervisory Directors

Remuneration policy

The objective of our remuneration policy is to attract and retain internationally the talented, highly qualified leaders and skilled individuals, to enable QIAGEN to achieve its short and long term strategic initiatives and operational excellence. Our remuneration policy aligns remuneration with individual performance, corporate performance and fosters sustainable growth and long term value creation in the context of QIAGEN’s social responsibility and stakeholders’ interest.

The remuneration policy and overall remuneration levels are benchmarked regularly, against a selected group of companies and key markets in which QIAGEN operates, to ensure overall competitiveness. QIAGEN participates in various compensation benchmarking surveys that provide information on the level, as well as the structure, of compensation awarded by various companies and industries for a broad range of positions around the world. The companies in the peer group are selected on the basis market capitalization, competitors for talent, similar complexity and international spread, operating in similar industries.

The performance of the Managing Board members is measured annually against a written set of goals. The remuneration of the Managing Board members is linked to the achievement of QIAGEN’s strategic and financial goals. To ensure that remuneration is linked to performance, a significant proportion of the remuneration package is variable and contingent on performance of the individual and the company. These goals are set at ambitious levels each year to motivate and drive performance, with a focus on achieving both long term strategic initiatives and short-term objectives based on the annual operative planning. Performance metrics used for these goals include the achievement of financial and non-financial targets.

The remuneration package of the Managing Board members consists of a combination of base salary, short term variable cash award and several elements of long term incentives (together, ‘total direct compensation’). In addition, the members of the Managing Board receive a pension arrangement and other benefits that are standard in our industry, such as a company car.

The total target remuneration package of the Managing Board members is appropriately set against a variety of factors which includes external and internal equity, experience, complexity of the position, scope and responsibilities. We aim to provide the members of the Managing Board a total direct compensation at market median level.

The structure of the remuneration package for the Managing Board is designed to balance short term operational excellence with long term sustainable value creation while taking into account the interests of its stakeholders. As such a significant part of the total remuneration of the Managing Board members consist of variable remuneration which can differ substantially from year to year depending on our corporate results and individual performance and may include equity-based compensation which may be subject to vesting conditions over a period of 10 years.

The remuneration policies for the Managing Board and for other senior management members of QIAGEN are generally aligned and consistent.

Managing Board compensation

The compensation granted to the members of the Managing Board in 2013 consisted of a fixed salary and variable components, with the significant majority of compensation awarded in the form of QIAGEN shares and options to purchase QIAGEN shares that are restricted for a long multi-year period to align management with the interests of shareholders and other stakeholders. Variable compensation included annual payments linked to business performance (annual bonus), as well as long-term equity incentives that were awarded based on individual performance. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. Restricted Stock Units granted to the Managing Board members, as is the case with all grants to employees, vest over a 10-year period. Performance Stock Units are subject to long-term vesting periods and contingent upon the achievement of several financial goals over a multi-year period. In 2013, QIAGEN issued new Performance Stock Units that are directly linked with the future achievement of QIAGEN’s five-year business plan as well as implemented mandatory minimum holding levels of QIAGEN shares for a group of approximately 50 managers. The financial targets for vesting of the new Performance Stock Units are based on three-year goals as defined within QIAGEN’s five-year business plan covering the period from 2014 until the end of 2016. The targets for vesting were set and approved by the Supervisory Board, and they consist of specific quantitative goals for net sales, earnings before interest and taxes (EBIT), return on invested capital (ROIC) and QIAGEN Value Added (QVA), a new steering metric that measures the ability of QIAGEN to generate returns and exceed its cost of capital.

The table below state the amounts earned on an accrual basis by our Managing Board members in 2013.

For the year ended December 31, 2013 (in US$ thousands, except for number of option and award grants)	Peer M. Schatz	Roland Sackers
Fixed Salary	1,328	581
Other (1)	6	61
Total fixed income 2013	1,334	642
Short-term variable cash bonus	160	59
Total short-term income 2013	1,494	701
Defined contribution on benefit plan	86	97
Number of stock options granted 2013	137,859	43,378
Related recognized compensation expense	420	132
Number of restricted stock units granted 2013	419,717	132,065
Related recognized compensation expense	1,791	563
Number of performance stock units granted 2013 (2) (3)	501,079	158,724
Related recognized compensation expense	830	273

(1)	Amounts include, among others, reimbursed personal expenses such as tax consulting. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.
(2)	Includes Performance Stock Units which are granted as compensation component for the years 2014-2016 and which will replace future stock option grants in this period. The Performance Stock Units are directly linked with the future achievement of QIAGEN’s five-year business plan as well as a mandatory minimum holding level of QIAGEN shares and the standard vesting terms for equity awards apply (vesting of 40% after three years, 50% after five years and 10% after ten years).
(3)	Includes Performance Stock Units which were granted in lieu of a portion of the 2013 cash bonus.

The total recognized compensation expense in accordance with IFRS 2 in the year 2013 (2012) for stock options and restricted stock units including recognized expenses for equity awards granted in previous years as well as for any non-periodical share-based payments in kind of a bonus amounted to $9.2 million ($7.8 million) for Mr. Schatz, $3.0 million ($2.4 million) for Mr. Sackers, and in 2012, $0.7 million for Mr. Schorr and $1.1 million for Mr. Uder.

Based on such valuations the total compensation including recognized compensation expenses in the year 2013 (2012) for members of the Managing Board was $14.6 million ($15.6 million), and amounts $10.8 million ($9.3 million) for Mr. Schatz, $3.8 million ($3.2 million) for Mr. Sackers, and in 2012 $1.5 million for Mr. Schorr and $1.6 million for Mr. Uder. Total non-periodical remuneration according Dutch Civil Code included in total compensation was $4.2 million ($3.7 million) and amounts $3.2 million ($2.4 million) for Mr. Schatz, $1.0 million ($0.8 million ) for Mr. Sackers, and in 2012 $0.5 million for Mr. Uder.

Further details on the composition of remuneration for the Managing Board, and the implementation of the Remuneration Policy during 2013, are disclosed in the Remuneration Report of the Compensation Committee as published on our website at www.qiagen.com.

Supervisory Board compensation

The Supervisory Board compensation for 2013 consists of fixed retainer compensation, additional retainer amounts for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

Fee paid to each member of the Supervisory Board	€30,000

Additional compensation payable to members holding the following positions:

Chairman of the Supervisory Board	€20,000
Vice Chairman of the Supervisory Board	€5,000
Chairman of the Audit Committee	€15,000
Chairman of the Compensation Committee	€10,000
Fee payable to each member of the Audit Committee	€7,500
Fee payable to each member of the Compensation Committee	€5,000

Members of the Supervisory Board also receive €1,000 for attending the Annual General Meeting, €1,000 for attending each meeting of the Supervisory Board and €1,000 for attending each meeting of any subcommittees (other than Audit Committee, Compensation Committee and Selection and Appointment Committee).

Supervisory Board members may also receive variable cash compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed €5,000 per year. Supervisory board members also receive a variable component, in the form of share-based compensation. We did not pay any agency or advisory service fees to members of the Supervisory Board.

The following table summarizes the total compensation paid to the members of the Supervisory Board in 2013:

For the year ended December 31, 2013 (in US$ thousands, except for number of share grants and options)	Prof. Dr. Detlev Riesner	Stèphane Bancel	Dr. Werner Brandt	Dr. Metin Colpan	Prof. Dr. Manfred Karobath	Lawrence A. Rosen	Elizabeth E. Tallett
Short-term compensation 2013
Fixed remuneration	41.1	20.5	41.1	41.1	41.1	20.5	41.1
Chairman / vice chairman committee	27.4	—	24.0	—	3.4	—	—
Meeting attendance	9.6	5.5	8.2	9.6	9.6	6.9	8.2
Committee membership	—	3.4	—	—	6.8	5.1	17.1
Subcommittee meeting attendance	5.5	1.4	—	4.1	5.5	—	—
	83.6	30.8	73.3	54.8	66.4	32.5	66.4
Long-term compensation 2013
Number of stock options granted	0	0	0	0	0	0	0
Related recognized compensation expense	—	—	—	—	—	—	—
Number of restricted stock units granted	10,000	0	10,000	10,000	10,000	0	10,000
Related recognized compensation expense (1)	137	—	41	41	137	—	73

(1)	Compensation expense related to the long-term compensation of stock options and restricted stock units considers the retirement provisions applicable for the Supervisory Board members.

The total recognized compensation expense in accordance with IFRS 2 in the year 2013 (2012) for long-term compensation of stock options and restricted stock units including recognized expenses for equity awards granted in previous years as well as for any non-periodical share-based payments in kind of a bonus amounted to $242.7 thousands ($102.9 thousands) for Mr. Riesner, $117.2 thousands ($98.6 thousands) for Mr. Brandt, $116.7 thousands ($102.9 thousands) for Mr. Colpan, $242.4 thousands ($102.9 thousands) for Mr. Karobath, $123.2 thousands ($28.8 thousands) for Ms. Tallett, and in 2012 $102.9 thousands for Mr. Hornnaess and $98.6 thousands for Mr. von Prondzynski.

The total recognized compensation expenses for members of the Supervisory Board in 2013 (2012) for short-term and long-term compensation totaled $1,250.2 thousands ($1,103.7 thousands) and includes amounts of $326.3 thousands ($183.9 thousands) for Mr. Riesner, $190.5 thousands ($169.3 thousands) for Mr. Brandt, $171.5 thousands ($158.1 thousands) for Mr. Colpan, $309.0 thousands ($163.4 thousands) for Mr. Karobath, $189.6 thousands ($94.8 thousands) for Ms. Tallett, $30.8 thousands for Mr. Bancel, $32.5 thousands for Mr. Rosen, and in 2012 $183.1 thousands for Mr. Hornnaess and $151.1 thousands for Mr. von Prondzynski.

Total non-periodical remuneration according Dutch Civil Code included in total compensation in 2013 (2012), which includes the expense related to the short-term variable cash bonus and the expense related to the long-term compensation of equity awards granted in 2013, totaled $763.5 thousands ($250.6 thousands) and includes amounts of $137.2 thousands ($35.8 thousands) for Mr. Riesner, $41.5 thousands ($35.8 thousands) for Mr. Brandt, $41.5 thousands ($35.8 thousands) for Mr. Colpan, $214.4 thousands ($35.8 thousands) for Mr. Hornnaess, $137.2 thousands ($35.8 thousands) for Mr. Karobath, $118.7 thousands ($35.8 thousands) for Mr. von Prondzynski, $73.0 thousands ($35.8 thousands) for Ms. Tallett.

In 2004, QIAGEN entered into a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan was paid a fee of €2.750 per day for scientific consulting services, subject to adjustment. The agreement with Dr. Colpan terminated in January 2012. No agency or advisory service fees were paid to other members of the Supervisory Board.

Share Ownership

The following table sets forth certain information as of January 31, 2014 concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons.

Name and Country of Residence	Shares Beneficially Owned (1) Number		Percent Ownership (2)
Peer M. Schatz, Germany	1,922,260	(3)	0.82%
Roland Sackers, Germany	—	(4)	—
Prof. Dr. Detlev H. Riesner, Germany	1,456,585	(5)	0.62%
Stéphane Bancel, United States	—		—
Dr. Werner Brandt, Germany	10,664	(6)	*
Dr. Metin Colpan, Germany	4,152,553	(7)	1.78%
Professor Dr. Manfred Karobath, Austria	10,607	(8)	*
Lawrence A. Rosen, Germany	—		—
Elizabeth Tallett, United States	—	(9)	—

*	Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 31, 2014.
(1)	The number of Common Shares outstanding as of January 31, 2014 was 233,488,516. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to Common Shares.
(2)	Does not include Common Shares subject to options or awards held by such persons at January 31, 2014. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.
(3)	Does not include 1,026,826 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $8.94 to $22.430 per share. Options expire in increments during the period between 8/2014 and 2/2023. Does not include 393,674 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(4)	Does not include 182,183 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $15.590 to $22.430 per share. Options expire in increments during the period between 2/2018 and 2/2023. Does not include 117,827 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(5)	Does not include 29,314 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between 5/2015 and 2/2022. Includes 1,452,068 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder. Does not include 4,551 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(6)	Does not include 7,372 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $15.590 to $22.430 per share. Options expire in increments during the period between 4/2018 and 2/2022. Does not include 4,551 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(7)	Does not include 49,314 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between 4/2014 and 2/2022. Includes 3,348,703 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800,000 shares held by Colpan GbR. Does not include 4,551 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(8)	Does not include 29,314 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between 5/2015 and 2/2022. Does not include 4,551 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(9)	Does not include 1,042 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices of $15.59 per share. Options expire on 2/2022.

The following table sets forth the vested and unvested options and stock awards of our officers and directors as of January 31, 2014:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices	Total Unvested Restricted and Performance Stock Units
Peer M. Schatz	898,619	264,816	8/31/2014 to 2/28/2023	$8.94 to $22.43	2,297,349
Roland Sackers	140,137	85,947	2/28/2018 to 2/28/2023	$15.59 to $22.43	744,926
Prof. Dr. Detlev H. Riesner	28,341	1,494	5/6/2015 to 2/28/2022	$11.98 to $22.43	31,432
Dr. Werner Brandt	6,399	1,494	4/29/2018 to 2/28/2022	$15.59 to $22.43	30,894
Dr. Metin Colpan	48,341	1,494	4/1/2014 to 2/28/2022	$11.98 to $22.43	31,432
Prof. Dr. Manfred Karobath	28,341	1,494	5/6/2015 to 2/28/2022	$11.98 to $22.43	31,432
Elizabeth E. Tallett	521	1,042	2/28/2022	$15.59	20,000

A crisis tax levy of 16% as imposed by the Dutch government amounted to €588,000 in total in 2013. The crisis tax levy is paid by employers and in 2013 was assessed on income of employees exceeding a €150,000 threshold. These expenses are not included in the remuneration costs presented above.

Additional Information

Shareholders

Our shareholders exercise their voting rights through Annual and Extraordinary General Meetings. Resolutions of the General Meeting are adopted by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or the Articles of Association. Each common share confers the right to cast one vote.

Furthermore, the Managing Board, or where appropriate, the Supervisory Board, shall provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence QIAGEN’s share price.

QIAGEN is required to convene an Annual General Meeting in the Netherlands no later than six months following the end of each year. The agenda for the Annual General Meeting must contain certain matters as specified in QIAGEN’s Articles of Association and under Dutch law, including, among other things, the adoption of QIAGEN’s annual financial statements.

Additional Extraordinary General Meetings may be convened at any time by the Managing Board, the Supervisory Board or by one or more shareholders jointly representing at least 40% of QIAGEN’s issued share capital. Furthermore, one or more shareholders, who jointly represent at least 10% of QIAGEN’s issued share capital may, on their application, be authorized by the district court judge having applications for interim relief, to convene a General Meeting. Shareholders are entitled to propose items for the agenda of the General Meeting provided that they hold at least 3% of the issued share capital. Proposals for agenda items for the General Meeting must be submitted at least 60 days prior to the meeting date. The notice convening a General Meeting, accompanied by the agenda, shall be sent no later than 42 days prior to the meeting. QIAGEN informs the General Meeting by means of explanatory notes to the agenda, providing all facts and circumstances relevant to the proposed resolutions.

Stock Plans

We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) which was approved by our shareholders on June 14, 2005. Pursuant to the Plan, stock rights, which include options to purchase our Common Shares, stock grants and stock-based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. An aggregate of 31.0 million Common Shares have been reserved for issuance pursuant to the Plan, subject to certain antidilution adjustments. Options granted pursuant to the Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, each of the options has a term of ten years, subject to earlier termination in the event of death, disability or other termination of employment. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the agreements under the Plan.

The Plan is administered by the Compensation Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the stock-based award, the length of time the award will remain outstanding, the manner and time of the award’s vesting, the price per share subject to the award and other terms and conditions of the award consistent with the Plan. The Compensation Committee’s decisions are subject to the approval of the Supervisory Board.

In connection with the acquisition of Digene Corporation during the third quarter of 2007, the Company assumed three additional equity incentive plans and exchanged Digene stock options and awards into the Company’s Common Shares. No new grants will be made under these plans.

The Compensation Committee has the power, subject to Supervisory Board approval, to interpret the plans and to adopt such rules and regulations (including the adoption of “sub plans” applicable to participants in specified jurisdictions) as it may deem necessary or appropriate. The Compensation Committee or the Supervisory Board may at any time amend the plans in any respect, subject to Supervisory Board approval, and except that (i) no amendment that would adversely affect the rights of any participant under any option previously granted may be made without such participant’s consent and (ii) no amendment shall be effective prior to shareholder approval to the extent such approval is required to ensure favorable tax treatment for incentive stock options or to ensure compliance with Rule 16b-3 under the United States Securities Exchange Act of 1934, as amended (the Exchange Act) at such times as any participants are subject to Section 16 of the Exchange Act.

As of January 31, 2014, there were 3.3 million options outstanding with exercise prices ranging between $8.94 and $23.54 and expiring between February 27, 2014 and October 31, 2023. The exercise price of the options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value. Additionally, there were 9.7 million stock unit awards outstanding as of January 31, 2014. These awards will be released between February 28, 2014 and October 31, 2023. As of January 31, 2014, options to purchase 1.5 million Common Shares and 3.2 million stock unit awards were held by the officers and directors of QIAGEN, as a group.

Further detailed information regarding stock options and awards granted under the plan can be found in Note 21 included in the Consolidated Financial Statements.

Independence

Unlike the NASDAQ listing standards which require a majority of the Supervisory Board members to be independent, the Dutch Corporate Governance Code recommends that all Supervisory Board members, with the exception of not more than one person, shall be independent within the meaning of its “best practice” provision. In some cases the Dutch independence requirement is more stringent, such as by requiring a longer “look back” period (five years) for former executive directors. In other cases, the NASDAQ rules are more stringent, such as a broader definition of disqualifying affiliations. Currently, a majority of our Supervisory Board are “independent” under both the NASDAQ and Dutch definitions.

Risk Management

Reference is made to the discussion in the section “Principle Risks and Uncertainties” above.

Independent Auditors

In accordance with the requirements of Dutch law, our independent registered public accounting firm is appointed, and may be removed by, the General Meeting. The Supervisory Board nominates a candidate for the appointment as external auditor, for which purpose both the Audit Committee and the Managing Board advise the Supervisory Board. At the Annual General Meeting in 2013, Ernst & Young was appointed as external auditor for the Company for 2013 year.

The remuneration of the external auditor, and instructions to the external auditor to provide non-audit services, shall be approved by the Supervisory Board on the recommendation of the Audit Committee and after consultation with the Managing Board. At least once every four years, the Supervisory Board and the Audit Committee shall conduct a thorough assessment of the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting for the purposes of assessing the nomination for the appointment of the external auditor. The external auditor is invited to attend the meeting of the Supervisory Board at which the financial statements shall be approved and is furthermore invited to attend the General Meeting at which the financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts.

Whistleblower Policy and Code of Conduct

We have a formal Whistleblower Policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. Furthermore, we have a published Code of Conduct that outlines business principles for our employees and rules of conduct. The Code of Conduct can be found on our website at www.qiagen.com.

Anti-Takeover Measures

In 2004, the Supervisory Board granted an option to the Dutch Foundation Stichting Preferente Aandelen QIAGEN that allows the Foundation to acquire preference shares from QIAGEN if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in the share capital has been designated as a hostile person by our Supervisory Board. The option enables the Foundation to acquire preference shares equal to the number of our outstanding common shares at the time of the relevant exercise of the right, less one share. When exercising the option and exercising its voting rights on these shares, the Foundation must act in the interest of QIAGEN and the interests of our stakeholders. No preference shares are currently outstanding.

Dutch Corporate Governance Code—Comply or Explain

The corporate governance structure and compliance with the Dutch Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this responsibility to the General Meeting. We continue to seek ways to improve our corporate governance by measuring itself against international best practice. The Dutch Code was last amended on December 10, 2008, and can be found at www.commissiecorporategovernance.nl.

Non-application of a specific best practice provision is not in itself considered objectionable by the Dutch Code and may well be justified because of particular circumstances relevant to a company. In accordance with Dutch law, we disclose in our Annual Report the application of the Dutch Code’s principles and best practice provisions.

To the extent that we do not apply certain principles and best practice provisions, or do not intend to apply these in the current or the subsequent year, we state the reasons.

We take a positive view of the Dutch Code and apply nearly all of the best practice provisions. However, we prefer not to apply some provisions due to the international character of our business as well as the fact – acknowledged by the Commission that drafted the Dutch Code – that existing contractual agreements between QIAGEN and individual members of the Managing Board cannot be set aside at will.

The following provides an overview of exceptions that we have identified:

1.	Best practice provision II.1.1 recommends that a management board member is appointed for a maximum period of four years. A member may be reappointed for a term of not more than four years at a time.

Members of the Managing Board are appointed annually for a one-year period beginning on the day following the General Meeting up to and including the day of the General Meeting held in the following year.

2.	Best practice provision II.2.4 recommends that the number of granted options shall be dependent on the achievement of challenging targets specified beforehand.

From time to time, members of our Managing Board are granted options to acquire common shares at an exercise price higher than the market price on the grant date (as determined by reference to an organized trading market or association). Our view is that the “challenging target” has been set at the time of granting the options since the holder cannot realize any value from these options unless the price of our common shares has risen above the exercise price. Stock options are only a relatively small fraction of the long term incentives awarded to the Managing Board. The appreciation of the stock options is therefore unlikely to be a material impact on the overall compensation volume.

3.	Best practice provision II.2.5 recommends that shares granted to management board members without financial consideration shall be retained for a period of at least five years or until at least at the end of the employment, if this period is shorter. The number of shares to be granted shall be dependent on the achievement of clearly quantifiable and challenging targets specified beforehand.

Members of the Managing Board are granted restricted stock units and performance stock units from time to time. Restricted stock units represent rights to receive common shares at a future date. The number of granted restricted stock units is dependent upon the achievement of pre-defined performance goals. Restricted stock units are structured so that 40% of a grant vests after three years, 50% after five years and the remaining 10% after ten years. Performance stock units have performance conditions in addition to time-vesting.

4.	Best practice provision II.2.8 recommends that the maximum remuneration in the event of dismissal of a management board member may not exceed one year’s salary (the “fixed” remuneration component). If the maximum of one year’s salary would be manifestly unreasonable for a management board member who is dismissed during his first term of office, such board member shall be eligible for a severance pay not exceeding twice the annual salary.

Our Managing Board members have entered into employment agreements with QIAGEN N.V. and some QIAGEN affiliates for which they hold managing positions. In case of termination of an agreement without serious cause as defined by the applicable law, the respective affiliate would remain obliged to compensate the Managing Board member for the remaining term of the employment agreement. QIAGEN believes that these contractual arrangements are well justified due to the long tenures of the Managing Board members.

5.	Best practice provision III.3.5 recommends that a person may be appointed to the supervisory board for a maximum of three 4-year terms.

The Chairman of the Supervisory Board, Prof. Riesner, has been a member of the Supervisory Board of QIAGEN N.V. since its establishment in 1996 and Prof. Karobath has been a Supervisory Member since 2000. Prof. Riesner has announced that he will not stand for re-appointment to the Supervisory Board in the annual general meeting in 2014. Prof. Karobath contributes profound scientific and industry experience from various management positions in the pharmaceutical industry to the board profile. He has a unique knowledge about QIAGEN which is considered to be highly valuable. As a result, QIAGEN strongly supports the reappointment Prof. Karobath beyond the 12-year term as recommended by the Dutch Code.

6.	Best practice provision III.7.1 recommends that a supervisory board member may not be granted any shares and/or rights to shares by way of remuneration.

QIAGEN has granted stock options to the members of the Supervisory Board as a remuneration component since its establishment. Since 2007, Supervisory Board members have also been granted restricted stock units. We believe that the reasonable level of equity based compensation which we practice allows a positive alignment of shareholder interests with the other duties of the Supervisory Board and that this practice is necessary to attract and retain Supervisory Board members as the granting of share-based compensation to Supervisory Board members is a common practice in our industry.

7.	Best practice provision IV.1.1 recommends that a general meeting of shareholders is empowered to cancel binding nominations of candidates for the management board and supervisory board, and to dismiss members of either board by a simple majority of votes of those in attendance, although the company may require a quorum of at least one third of the voting rights outstanding for such vote to have force. If such quorum is not represented, but a majority of those in attendance votes in favor of the proposal, a second meeting may be convened and its vote will be binding, even without a one-third quorum.

Our Articles of Association currently state that the General Meeting may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital. Although a deviation from provision IV.1.1 of the Dutch Code, the Supervisory Board and the Managing Board hold the view that these provisions will enhance the continuity of QIAGEN’s management and policies.

NASDAQ Exemptions

Exemptions from the NASDAQ corporate governance standards are available to foreign private issuers, such as QIAGEN when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with QIAGEN’s initial public offering, NASDAQ granted QIAGEN exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of The Netherlands. These exemptions and the practices followed by QIAGEN are described below:

•

QIAGEN is exempt from NASDAQ’s quorum requirements applicable to meetings of ordinary shareholders. In keeping with the law of The Netherlands and generally accepted business practices in The Netherlands, QIAGEN’s Articles of Association provide that there are no quorum requirements generally applicable to meetings of the General Meeting.

•

QIAGEN is exempt from NASDAQ’s requirements regarding the solicitation of proxies and provision of proxy statements for meetings of the General Meeting. QIAGEN does furnish proxy statements and solicit proxies for meetings of shareholders. Dutch corporate law sets a mandatory (participation and voting) record date for Dutch listed companies fixed at the twenty-eighth day prior to the day of the shareholders’ meeting. Shareholders registered at such record date are entitled to attend and exercise their rights as shareholders at the General Meeting, regardless of a sale of shares after the record date.

•

QIAGEN is exempt from NASDAQ’s requirements that shareholder approval be obtained prior to the establishment of, or material amendments to, stock option or purchase plans and other equity compensation arrangements pursuant to which options or stock may be acquired by directors, officers, employees or consultants. QIAGEN is also exempt from NASDAQ’s requirements that shareholder approval be obtained prior to certain issuances of stock resulting in a change of control, occurring in connection with acquisitions of stock or assets of another company or issued at a price less than the greater of book or market value other than in a public offering. QIAGEN’s Articles of Association do not require approval of the General Meeting prior to the establishment of a stock plan. The Articles of Association also permit the General Meeting to grant the Supervisory Board general authority to issue shares without further approval of the General Meeting. QIAGEN’s General Meeting has granted the Supervisory Board general authority to issue up to a maximum of our authorized capital without further approval of the General Meeting. QIAGEN plans to seek approval of the General Meetings for stock plans and stock issuances only where required under the law of The Netherlands or under QIAGEN’s Articles of Association.

Corporate Governance Statement

This is a statement concerning corporate governance as referred to in article 2a of the decree on additional requirements for annual reports (Vaststellingsbesluit nadere voorschriften inhoud jaarverslag) effective as of January 1, 2010 (the “Decree”). The information required to be included in this corporate governance statement as described in articles 3, 3a and 3b of the Decree can be found in the following sections of this Annual Report:

•

The information concerning compliance with the Dutch Corporate Governance Code (published at www.commissiecorporategovernance.nl), as required by article 3 of the Decree, can be found in the relevant sections under “Corporate Governance Report” in this Annual Report;

•

The information concerning QIAGEN’s risk management and control frameworks relating to the financial reporting process, as required by article 3a sub a of the Decree, can be found in the relevant sections under “Corporate Governance Report” in this Annual Report;

•

The information regarding the functioning of QIAGEN’s General Meeting of Shareholders, and the authority and rights of QIAGEN’s shareholders, as required by article 3a sub b of the Decree, can be found in the relevant sections under “Corporate Governance Report” in this Annual Report;

•

The information regarding the composition and functioning of QIAGEN’s Managing Board, the Supervisory Board and its committees, as required by article 3a sub c of the Decree, can be found in the relevant sections under “Corporate Governance Report “ and the Report of the Supervisory Board in this Annual Report;

•

The information concerning the inclusion of the information required by the Decree Article 10 EU Takeover Directive, as required by article 3b of the Decree, can be found in the relevant sections under “Corporate Governance Report” in this Annual Report;

Requirements – Germany

QIAGEN is required, as a company of which the shares are listed on the Frankfurt Stock Exchange, to state how it has applied the main principles and how far it has complied with the provisions of the German Corporate Governance Code.

Requirements – the United States

QIAGEN’s shares are listed on the NASDAQ Global Select Market and must therefore comply with such of the requirements of US legislation, such as the Sarbanes-Oxley Act of 2002, regulations enacted under US securities laws and the listing standards of NASDAQ as are applicable to foreign private issuers.

Responsibility Statement of the Management Board

In accordance with best practice II.1.5 of the Dutch corporate governance code of December 2008, taking into account the recommendation of the Corporate Governance Code Monitoring Committee on the application thereof, the Managing Board confirms that internal controls over financial reporting provide a reasonable level of assurance that the financial reporting does not contain any material inaccuracies, and confirms that these controls functioned properly in the year under review and that there are no indications that they will not continue to do so. The financial statements fairly represent the Company’s financial condition and the results of the Company’s operations and provide the required disclosures.

It should be noted that the above does not imply that these systems and procedures provide absolute assurance as to the realization of operational and strategic business objectives, or that they can prevent all misstatements, inaccuracies, errors, fraud and non-compliances with legislation, rules and regulations.

In accordance with Article 5.25c of the Financial Markets Supervisory Act, and in view of all of the above the management board confirms that, to its knowledge, the financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the annual report includes a fair review of the position at the balance sheet date and the development and performance of the business during the financial year together with a description of the principal risks and uncertainties that the Company faces.

QIAGEN N.V.

CONSOLIDATED FINANCIAL STATEMENTS

QIAGEN N.V.

CONSOLIDATED BALANCE SHEET

(in thousands)

	Note	December 31, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	(3)	$330,962	$394,702
Current available-for-sale financial instruments	(7)	49,923	90,451
Trade accounts receivable	(8)	259,710	250,729
Income taxes receivable		46,874	39,150
Inventories	(3)	128,097	135,293
Prepaid expenses and other current assets	(9)	45,732	36,149

Total current assets		861,298	946,474

Non-current assets:
Property, plant and equipment	(10)	395,834	377,623
Goodwill	(12)	1,880,490	1,783,913
Other intangible assets	(12)	875,571	946,602
Investments in associates	(11)	25,018	22,122
Non-current available-for-sale financial instruments	(7)	15,376	15,511
Deferred tax assets	(16)	8,257	8,238
Other non-current assets		29,662	21,047

Total non-current assets		3,230,208	3,175,056

Total assets		$4,091,506	$4,121,530

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements F - 1

QIAGEN N.V.

CONSOLIDATED BALANCE SHEET

(in thousands, except par value)

	Note	December 31, 2013	December 31, 2012
Liabilities and equity
Current liabilities:
Current financial debts	(15)	$207	$948
Trade and other accounts payable		50,869	51,311
Provisions	(13)	9,338	5,636
Income tax payable		38,120	14,879
Other current liabilities	(14)	236,715	189,983

Total current liabilities		335,249	262,757

Non-current liabilities:
Non-current financial debts	(15)	845,276	841,685
Deferred tax liabilities	(16)	85,624	165,259
Other non-current liabilities	(14)	38,433	57,739

Total non-current liabilities		969,333	1,064,683

Equity:
Common shares		2,812	2,769
Share premium		1,960,465	1,884,547
Retained earnings	(17)	929,595	883,655
Reserves		1,126	49,113
Treasury shares	(18)	(116,613)	(35,653)

Equity attributable to the owners of QIAGEN N.V.		2,777,385	2,784,431

Non-controlling interest		9,539	9,659

Total equity		2,786,924	2,794,090

Total liabilities and equity		$4,091,506	$4,121,530

Issued Shares
Authorized common shares: 410,000, EUR 0.01 par value		239,707	236,487
Authorized preference shares: 450,000, EUR 0.01 par value		—	—
Authorized financing shares: 40,000, EUR 0.01 par value		—	—

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements F - 2

QIAGEN N.V.

CONSOLIDATED INCOME STATEMENTS

(in thousands, except per share data)

		Years ended December 31,
	Note	2013	2012
Net sales		$1,301,984	$1,254,456
Cost of sales		(499,644)	(441,972)

Gross profit		802,340	812,484

Operating expenses:
Other operating income		4,266	1,629
Research and development expense		(135,876)	(105,365)
Sales and marketing expense		(408,950)	(382,339)
General and administrative, restructuring, integration and other expense		(216,222)	(153,737)
Other operating (expense)		(14,696)	(1,498)

Total operating expenses		(771,478)	(641,310)

Income from operations		30,862	171,174

Financial income		4,931	4,704
Financial expense		(30,339)	(34,521)
Foreign currency gains (losses), net		5,652	(7,234)
Gain from investments in associates		1,660	1,726
Other financial income		—	1,424

Income before income taxes		12,766	137,273

Income taxes	(16)	33,275	(11,051)

Net income		$46,041	$126,222

- attributable to non-controlling interest		$25	$31
- attributable to the owners of QIAGEN N.V.		$46,016	$126,191
Basic earnings per common share attributable to the owners of QIAGEN N.V.		$0.20	$0.54
Diluted earnings per common share attributable to the owners of QIAGEN N.V.		$0.19	$0.53
Weighted average shares outstanding (in thousands)
Basic		234,000	235,582
Diluted		237,022	237,923

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements F - 3

QIAGEN N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in thousands)

		Years ended December 31,
	Note	2013	2012
Net income		$46,041	$126,222
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Gains on cash flow hedges, before tax		—	305
Reclassification adjustments on cash flow hedges, before tax		—	781

Cash flow hedges, before tax		—	1,086
Foreign currency translation adjustments, before tax		(45,529)	27,601

Other comprehensive (loss) income, before tax		(45,529)	28,687
Income tax relating to components of other comprehensive (loss) income		(2,116)	151

Total other comprehensive (loss) income, after tax		(47,645)	28,838

Comprehensive (loss) income		(1,604)	155,060

Comprehensive income attributable to noncontrolling interest		(367)	(222)

Comprehensive (loss) income attributable to the owners of QIAGEN N.V.		$(1,971)	$154,838

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements F - 4

QIAGEN N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

		Years ended December 31,
	Note	2013	2012
Net income		$46,041	$126,222
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment of intangible and other assets		269,588	227,921
Non-cash impacts from convertible notes		4,358	11,084
Deferred income taxes	(16)	(74,030)	(31,526)
Share based compensation	(21)	43,766	29,057
Other non-cash items		(24,839)	(12,901)
Net changes in operating assets and liabilities:
Accounts receivable	(8)	(14,921)	(14,281)
Inventories	(3)	(17,499)	(20,376)
Income tax receivables	(16)	(9,377)	(19,220)
Other assets		(11,223)	6,320
Accounts payable		(6,793)	(9,945)
Accrued and other liabilities	(14)	31,440	(7,021)
Income tax payables	(17)	37,490	(16,247)

Net cash provided by operating activities		274,001	269,087

Purchases of property, plant and equipment		(76,089)	(101,996)
Purchases of intangible assets		(42,604)	(26,089)
Capitalization of development expenses	(12)	(11,258)	(21,401)
Proceeds from sale of equipment		44	1,312
Sale/(Purchase) of available-for-sale assets	(7)	42,800	(33,943)
Purchase of investments	(11)	(4,319)	(8,173)
Cash paid for acquisitions, net of cash acquired	(5)	(170,546)	(131,997)
Other investing		(621)	—

Net cash used in investing activities		(262,593)	(322,287)

Net repayment/proceeds from short-term debt	(15)	(1,451)	(143,311)
Proceeds from long-term debt	(15)	13	400,000
Repayment of long-term debt	(15)	(2,285)	(1,607)
Cash paid for debt issuance costs	(15)	—	(2,084)
Principal payments on finance leases		(4,215)	(3,780)
Proceeds from issuance of common shares		25,337	16,579
Purchase of treasury shares	(18)	(86,029)	(35,653)
Acquisition of noncontrolling interest		(487)	(57)
Other financing activities		(3,834)	(6,008)

Net cash provided by financing activities		(72,951)	224,079

Effect of exchange rate changes on cash and cash equivalents		(2,197)	2,225

Net increase (decrease) in cash and cash equivalents		(63,740)	173,104
Cash and cash equivalents, beginning of period		394,702	221,598

Cash and cash equivalents, end of period		$330,962	$394,702

Supplemental cash flow disclosures:
Cash paid for interest		$(31,000)	$(19,838)
Cash received for interest		$2,299	$2,382
Cash paid for income taxes		$(14,518)	$(61,586)
Supplemental disclosure of non-cash investing and financing activities:
Equipment purchased through capital lease		$449	$492
Investment acquired in non-monetary exchange		$—	$3,842
Intangible assets acquired in non-monetary exchange		$—	$5,658

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements F - 5

QIAGEN N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)

		Common Shares							Treasury Shares		Equity
	Note	Shares	Amount	Share premium	Retained Earnings	Cash flow hedge reserve	Foreign currency translation	Reserves	Shares	Amount	Attributable to the Owners of QIAGEN N.V.	Non- controlling Interest	Total Equity
BALANCE AT JANUARY 1, 2012		234,221	$2,739	$1,842,648	$757,464	$(762)	$21,228	$20,466	—	$—	$2,623,317	9,494	$2,632,811

Net income (loss)		—	—	—	126,191	—	—	—	—	—	126,191	31	126,222
Other comprehensive income (loss)		—	—	—	—	762	27,885	28,647	—	—	28,647	191	28,838

Total comprehensive income (loss)		—	—	—	126,191	762	27,885	28,647	—	—	154,838	222	155,060
Purchase of treasury shares		—	—	—	—	—	—	—	(1,943)	(35,653)	(35,653)	—	(35,653)
Tax benefit of employee stock plans		—	—	(3,707)	—	—	—	—	—	—	(3,707)	—	(3,707)
Share-based payments		—	—	29,057	—	—	—	—	—	—	29,057	—	29,057
Employee stock plans		2,266	30	16,549	—	—	—	—	—	—	16,579	—	16,579
Acquisition of Ipsogen S.A. shares from non-controlling interests		—	—	—	—	—	—	—	—	—	—	(57)	(57)

BALANCE AT DECEMBER 31, 2012		236,487	$2,769	$1,884,547	$883,655	$—	$49,113	$49,113	(1,943)	$(35,653)	$2,784,431	$9,659	$2,794,090

Net income		—	—	—	46,016	—	—	—	—	—	46,016	25	46,041
Other comprehensive income (loss)		—	—	—	—	—	(47,987)	(47,987)	—	—	(47,987)	342	(47,645)

Total comprehensive income (loss)		—	—	—	46,016	—	(47,987)	(47,987)	—	—	(1,971)	367	(1,604)
Purchase of treasury shares		—	—	—	—	—	—		(4,149)	(86,029)	(86,029)	—	(86,029)
Tax benefit of employee stock plans			—	11,850	—	—	—	—	—	—	11,850	—	11,850
Share-based payments	(21)	—	—	43,767	—	—	—	—	—	—	43,767	—	43,767
Employee stock plans		3,220	43	20,301	(76)	—	—	—	275	5,069	25,337	—	25,337
Acquisition of Ipsogen S.A. shares from non-controlling interests		—	—	—	—	—	—	—	—	—	—	(487)	(487)

BALANCE AT DECEMBER 31, 2013		239,707	$2,812	$1,960,465	$929,595	$—	$1,126	$1,126	(5,817)	$(116,613)	$2,777,385	$9,539	$2,786,924

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements F - 6

QIAGEN N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

1.	Corporate Information, Basis of Presentation and Statement of Compliance

QIAGEN N.V. is a public limited liability company (‘naamloze vennootschap’) under Dutch law with registered office at Spoorstraat 50, Venlo, The Netherlands. QIAGEN N.V. as the holding company and Subsidiaries (‘the Company’, ‘Group’, ‘we’ or ‘QIAGEN’) is a leading provider of innovative Sample and Assay Technologies. These technologies – consumable products such as sample and assay kits and automated instrumentation systems – empower customers to transform raw biological samples into valuable molecular information. We serve four major customer classes: Molecular Diagnostics laboratories; Applied Testing customers in fields such as forensics, veterinary diagnostics and food safety; Pharmaceutical research and development groups, and Academic researchers. We market our products in more than 100 countries.

The accompanying consolidated financial statements were prepared in accordance with International Financial Reporting standards (IFRS) as endorsed by the European Union (EU) and all amounts are presented in U.S. dollars rounded to the nearest thousand, unless otherwise indicated. The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, contingent consideration and available-for-sale financial instruments that have been measured at fair value.

On April 29, 2013, we acquired Ingenuity Systems, Inc., located in Redwood City, California (Ingenuity) and on August 23, 2013 we acquired CLC bio (CLC), located in Aarhus, Denmark. Accordingly, as of the acquisition dates, all of the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include Ingenuity’s and CLC’s operating results beginning April 29, 2013 and August 22, 2013, respectively. On May 3, 2012, we acquired AmniSure International LLC, located in Boston, Massachusetts (AmniSure). Accordingly, as of May 3, 2012, all of the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include AmniSure’s operating results beginning May 3, 2012.

The consolidated financial statements of QIAGEN for the year ended December 31, 2013, were authorized for issue in accordance with a resolution of the Supervisory Board on April 22, 2014.

2.	Effects of New Accounting Policies and Disclosures

The new accounting policies adopted in 2013 did not have a material impact to the Consolidated Financial Statements.

•

International Accounting Standard (IAS) 1, ‘Financial statements presentation – presentation of items of other comprehensive income’ changes the grouping of items presented in other comprehensive income and affects its presentation. Items that could be reclassified to profit or loss at a future point would be presented separately from items that will never be reclassified. The amendment is effective for 2013 and, we have noted within the Consolidated Statement of Comprehensive Income which elements will, through recycling, impact net income in the future.

•

Amendments to IAS 19, ‘Employee Benefits,’ aims to improve the understanding of how defined benefit plans affect an entity’s financial position, financial performance and cash flows and are likely to impact the amount of actuarial gains and losses that will impact net income versus be allocated to other comprehensive income as remeasurements. Since we do not have any significant defined benefit plans, these amendments did not have material impact to our financial statements.

•

IFRS 7, ‘Financial instruments: Offsetting financial assets and financial liabilities’ these amendments would provide users with information that is useful in (a) evaluating the effect or potential effect of netting arrangements on an entity’s financial position and (b) analyzing and comparing financial statements. The amendments to IFRS 7 are to be applied retrospectively for annual periods beginning on or after January 1, 2013. We did not have any offsetting arrangements during 2013 and therefore the adoption of these amendments did not have an effect on our disclosures.

•

IFRS 13, ‘Fair value measurement’, aims to improve consistency and to reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The new standard is effective for 2013 and its initial application had no significant influence on the Consolidated Financial Statements.

Consolidated Financial Statements F - 7

New and amended standards and interpretations not yet adopted:

The Group has not early adopted the following new and amended standards. We intend to adopt the new and amended standards at their effective dates.

•

IAS 32, ‘Financial instruments: Presentation: Offsetting financial assets and financial liabilities’, effective January 1, 2014. These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The adoption is not expected to have an effect on our financial position, results of operations or cash flows.

•

IFRS 10, ‘Consolidated financial statements’ is mandatory for companies located in the European Union for periods beginning on or after January 1, 2014. The standard provides additional guidance to assist in the determination of control where this is difficult to assess and defines the principle of control, and establishes control as the basis for consolidation. The adoption is not expected to have an effect on our financial position, results of operations or cash flows.

•

IFRS 11, ‘Joint arrangements’, effective for companies located in the European Union for periods beginning on or after January 1, 2014, defines two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed. The adoption is not expected to have an effect on our financial position, results of operations or cash flows.

•

IFRS 12, ‘Disclosures of interests in other entities’ includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The new standard becomes effective for companies located in the European Union for periods beginning on or after January 1, 2014. The adoption is not expected to have an effect on our financial position, results of operations or cash flows.

•

IAS 27, ‘Separate financial statements’ and IAS 28 ‘Investments in Associates’, were also amended as part of the revision of the relevant provisions on consolidation of the three new standards IFRS 10, 11 and 12. The amendments become effective for companies located in the European Union for periods beginning on or after January 1, 2014. The adoption is not expected to have an effect on our financial position, results of operations or cash flows.

•

IFRS 9, ‘Financial instruments – Classification and measurement’ addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortised cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The amendment becomes effective January 1, 2015. The adoption is not expected to have an effect on our financial position, results of operations or cash flows.

3.	Summary of Significant Accounting Policies

3.1	Consolidation Principles

The consolidated financial statements comprise the financial statements of the Group and its subsidiaries as at December 31, 2013.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interest. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interest even this results in a deficit balance.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognizes the assets (including goodwill) and liabilities of the subsidiary, the carrying amount of any non-controlling interest, the cumulative translation differences, recorded in equity, recognizes the fair value of the consideration received, recognizes the fair value of any investment retained, any surplus or deficit in profit or loss and reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss.

Consolidated Financial Statements F - 8

3.2	Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. The Group measures the non-controlling interest in the acquiree at fair-value. Acquisition related costs incurred are expensed.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized either in profit or loss or as change to other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured until it is finally settled within equity.

Goodwill is initially measured at cost being the excess of the consideration transferred and the amount recognized for non-controlling interest over the Group’s net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Management monitors and makes decisions regarding the Company’s operations on a functional specific and global level. Therefore, we concluded that the consolidated group as a whole qualifies as one cash generating unit.

3.3	Investments in Associates

Investments in associates are accounted for using the equity method. An associate is an entity in which the Group has significant influence, generally participations of 20% or more of the voting power, but over which it does not exercise management control.

Under the equity method, the investment in the associate is carried in the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the associate.

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on the Group’s investment in its associates. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the income statement.

Upon loss of significant influence over the associate, the Group measures and recognizes any retaining investment at its fair value.

3.4	Foreign Currency Translation

The Company’s presentation currency is the U.S. dollar (US$) which is also the parents company’s functional currency. The subsidiaries’ functional currencies are the local currency of the respective country with the exception of QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. which functional currencies is the U.S. dollar. Statements of financial position prepared in the functional currencies are translated to the presentation currency at exchange rates in effect at the end of the accounting period except for shareholders’ equity accounts, which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is included in shareholders’ equity. On disposal of the Group Company, such translation differences are recognized in the income statement as part of the gain or loss on sale.

Foreign currency transactions are translated using the exchange rate prevailing at the dates of the transactions. Foreign currency transaction gains and losses are included in the income statement, except for those related to intercompany transactions of a long-term investment nature which represent in substance part of the reporting entity’s net investment in a foreign entity; such gains and losses are included in the cumulative foreign currency translation adjustments component of shareholders’ equity. The net gain (loss) on foreign currency transactions in 2013, and 2012 was $5.6 million, and $(7.2) million, respectively.

Consolidated Financial Statements F - 9

The exchange rates of key currencies affecting the Company were as follows:

	Closing rate as at December 31,		Annual average rate
(US$ equivalent for one)	2013	2012	2013	2012
Euro (EUR)	1.3791	1.3194	1.3281	1.2856
Pound Sterling (GBP)	1.6542	1.6167	1.5642	1.5850
Swiss Franc (CHF)	1.1234	1.0929	1.0791	1.0666
Australian Dollar (AUD)	0.8942	1.0379	0.9683	1.0358
Canadian Dollar (CAD)	0.9400	1.0043	0.9710	1.0007
Japanese Yen (JPY)	0.0095	0.0116	0.0103	0.0125
Chinese Yuan (CNY)	0.1652	0.1605	0.1626	0.1585

3.5	Revenue Recognition

Our revenues are reported net of sales and value added taxes, discounts and sales allowances, and are derived primarily from the sale of consumable and instrumentation products, and to a much lesser extent, from the sale of services, intellectual property and technology. We recognize revenue when four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured.

Consumable and Related Products: Revenue from consumable product sales typically accounts for approximately 83-87% of our net sales and is generally recognized upon transfer of title consistent with the shipping terms. We maintain a small amount, on average less than $3.0 million in total, of consignment inventory at certain customer locations. Revenues for the consumable products which are consigned in this manner are recognized upon consumption. We generally allow returns of consumable products if the product is returned in a timely manner and in good condition. Allowances for returns are provided for based upon the historical pattern of returns and Management’s evaluation of specific factors that impact the risk of returns.

Revenues from related products include license fees, software-as-a-service (SaaS), intellectual property and patent sales, royalties and milestone payments and typically account for approximately 1-3% of our net sales. License fees from research collaborations include payments for technology transfer and access rights. Non-refundable, up-front payments received in connection with collaborative research and development agreements are generally deferred and recognized on a straight-line basis over the contract period during which there is any continuing obligation. Revenue from SaaS arrangements is recognized ratably over the duration of the agreement unless the terms of the agreement indicate that revenue should be recognized in a different pattern, for example based on usage. Revenue from intellectual property and patent sales is recognized when earned, either at the time of sale, or over the contract period when licensed. Payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. Royalties from licensees are based on reported sales of licensed products and revenues are calculated based on contract terms when reported sales are reliably measurable, fees are fixed or determinable and collectability is reasonably assured.

Instrumentation: Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts and typically account for approximately 10-15% of net sales. Revenue from instrumentation equipment is recognized when title passes to the customer, upon either shipment or written customer acceptance after satisfying any installation and training requirements.

We offer our customers access to our instrumentation via reagent rental agreements which place instrumentation with customers without requiring them to purchase the equipment. Instead, we recover the cost of providing the instrumentation in the amount charged for Sample and Assay Technology consumable products. The instruments placed with customers under a reagent rental agreement are depreciated and charged to cost of sales on a straight-line basis over the estimated life of the instrument, typically 3 to 5 years. The costs to maintain these instruments in the field are charged to cost of sales as incurred. Revenue from these reagent rental agreements is allocated to the elements within the arrangement (the lease, the sale of consumables and/or services) and recognized for each unit of accounting as appropriate.

We have contracts with multiple elements which include instrumentation equipment, either leased under a reagent rental agreement or sold directly, together with other elements such as installation, training, extended warranty services or product maintenance contracts or consumable products. These contracts are assessed to determine whether there is more than one unit of accounting. In order for a deliverable to qualify as a separate unit of accounting, all of the following criteria must be met:

•	The delivered items have value to the client on a stand-alone basis;

Consolidated Financial Statements F - 10

•	The arrangement includes a general right of return relative to the delivered items, and

•	Delivery or performance of the undelivered items is considered probable and substantially in the control of the Company.

Arrangement consideration is allocated at the inception of the arrangement to all deliverables on the basis of their relative selling price. Effective as of January 1, 2011, when applying the relative selling price method, the selling price for each deliverable is determined using (a) vendor-specific objective evidence of selling price, if it exists; or otherwise (b) third-party evidence of selling price. If neither vendor-specific objective evidence nor third-party evidence of selling price exists for a deliverable, then the best estimated selling price for the deliverable is used. Prior to January 1, 2011, only the vendor-specific objective evidence of selling price was used. The arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value. Revenue is then recognized using a proportional-performance method, such as recognizing revenue based on relative fair value of products or services delivered, or on a straight-line basis as appropriate. If these criteria are not met, deliverables included in an arrangement are accounted for as a single unit of accounting and revenue and costs are deferred until the period in which the final deliverable is provided.

Deliverables in our multiple-element arrangements include instrumentation equipment installation, training, extended warranty services or product maintenance contracts or consumable products. We have evaluated the deliverables in our multiple-element arrangements and concluded that they are separate units of accounting because the delivered item or items have value to the customer on a standalone basis and for an arrangement that includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control. Revenues from installation and training are recognized as services are completed, based on vendor specific objective evidence (VSOE), which is determined by reference to the price customers pay when the services are sold separately. Revenues from extended warranty services or product maintenance contracts are recognized on a straight-line basis over the term of the contract, typically one year. VSOE of fair value of extended warranty services or product maintenance is determined based on the price charged for the maintenance and support when sold separately. Revenues from the instrumentation equipment and consumable products are recognized when the products are delivered and there are no further performance obligations. VSOE of fair value of instrumentation equipment and consumable products is determined based on the price charged for the instrument and consumables when sold separately. Certain of our reagent rental arrangements include termination provisions for breach of contract. However, these termination provisions would not impact recognized revenues. Our arrangements do not include any provisions for cancellation or refunds.

Shipping and Handling Income and Costs

Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2013 and 2012, shipping and handling costs totaled $23.3 million and $23.4 million, respectively.

Advertising Costs

The costs of advertising are expensed as incurred and are included as a component of sales and marketing expense. Advertising costs for the years ended December 31, 2013 and 2012 were $7.6 million and $6.6 million, respectively.

General and Administrative, Restructuring, Integration and Other

General and administrative expenses primarily represent the costs required to support administrative infrastructure. In addition, we incur indirect acquisition and business integration costs in connection with business combinations. These costs represent incremental costs that we believe would not have been incurred absent the business combinations. Major components of these costs include payroll and related costs for employees remaining with the Company on a transitional basis; public relations, advertising and media costs for re-branding of the combined organization; and, consulting and related fees incurred to integrate or restructure the acquired operations. Restructuring costs include personnel costs (principally termination benefits), facility closure and contract termination costs. Termination benefits are recorded when it is probable that employees will be entitled to benefits and the amounts can be reasonably estimated. Estimates of termination benefits are based on the frequency of past termination benefits, the similarity of benefits under the current plan and prior plans, and the existence of statutory required minimum benefits. Facility closure and other costs are recorded when the liability is incurred. The specific restructuring measures and associated estimated costs are based on management’s best business judgment under the existing circumstances at the time the estimates are made. If future events require changes to these estimates, such adjustments will be reflected in the period of the revised estimate.

Consolidated Financial Statements F - 11

3.6 Research and Development

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale.

•	Its intention to complete and its ability to use or sell the asset.

•	How the asset will generate future economic benefits.

•	The availability of resources to complete the asset.

•	The ability to measure reliably the expenditure during development.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses.

Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales During the period of development, the asset is tested for impairment annually. The capitalized expenses are amortized on a straight-line basis over their estimated useful lives (between two and twelve years).

3.7 Government Grants

We recognize government grants when there is reasonable assurance that all conditions will be complied with and the grant will be received. Our government grants generally represent subsidies for specified activities and are therefore recognized when earned as a reduction of the expenses recorded for the activity that the grants are intended to compensate. Thus, when the grant relates to research and development expense, the grant is recognized over the same period that the related costs are incurred. Otherwise, amounts received under government grants are recorded as liabilities in the statement of financial position. When the grant relates to an asset, the value of the grant is deducted from the carrying amount of the asset and recognized over the same period that the related asset is depreciated.

The Company has received cost grants and investment grants. In 2013, the Company recorded income from Government grants in the amount of $5.0 million (2012: $3.7 million). As of December 31, 2013, liabilities in the amount of $4.6 million (2012: $0.6 million) are recorded with respect to grants which have been received but for which not all conditions have been met.

3.8 Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets (qualifying asset) when such borrowing costs are significant. All other borrowing costs are expensed in the period they occur.

3.9 Post-Employment Benefits

The Group operates a number of defined benefit and defined contribution plans. For defined benefit plans, the Group companies provide for benefits payable to their employees on retirement by charging current service costs to income. The defined benefit liability comprises the present value of the defined benefit obligation less past service cost and actuarial gains and losses not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. The Group’s contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate. Refer to Note 22 ‘Employee Benefits’ for more details.

3.10 Share-Based Payments

The Company has a stock option plan, which is described in detail under Note 21 ‘Share-Based Payments’. A compensation charge is calculated at the date the options are granted. This charge is recognized over the stock option’s vesting period. When the option is exercised, the proceeds received net of any transaction costs are credited to share capital and share premium.

3.11	Taxation

Taxes reported in the consolidated income statements include current and deferred income taxes.

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date, in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Consolidated Financial Statements F - 12

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Uncertain tax positions

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded.

The Group establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective counties in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of Interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective Group Company’s domicile.

3.12 Financial Assets

The Group classifies its financial assets in the following categories: at fair value through profit or loss (FVTPL), loans and receivables (LaR), held-to maturity, and available for sale (Afs), or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

The Group’s financial assets include cash and short-term deposits, trade and other receivables, loan and other receivables, quoted and unquoted financial instruments, and derivative financial instruments.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired, the Group retains the right to receive cash flows from the assets, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass through’ arrangement, or the Group has transferred its rights to receive cash flows from the assets and either (a) has transferred substantially all the risks and rewards of the assets or (b) has neither transferred nor retained substantially all the risks and rewards of the assets, but has transferred control of the assets.

Where the Group has transferred its rights to receive cash flows from assets and has neither transferred nor retained substantially all the risks and rewards of the assets nor transferred control of the assets, the assets are recognized to the extent of the Group’s continuing involvement in the assets. Continuing involvement that takes the form of a guarantee over the transferred assets is measured at the lower of the original carrying amount of the assets and the maximum amount of consideration that the Group could be required to repay.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial assets at fair value through profit or loss (FVTPL)

Financial assets at fair value through profit or loss include derivative financial instruments not designated as hedging instrument and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as at fair value through profit or loss if they are acquired for the purpose of selling or repurchasing in the near term.

Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value recognized in finance income or finance cost in the income statement.

The Group has not designated any financial assets upon initial recognition as at fair value through profit or loss.

The Group evaluated its financial assets at fair value through profit and loss whether the intent to sell them in the near term is still appropriate. When the Group is unable to trade these financial assets due to inactive markets and management’s intent to sell them in the foreseeable future significantly changes, the Group may elect to reclassify these financial assets in rare circumstances. The reclassification to loans and receivables, available-for-sale or held to maturity depends on the nature of the asset. This evaluation does not affect any financial assets designated at fair value through profit or loss using the fair value option at designation.

Consolidated Financial Statements F - 13

This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments and hedge relations as defined by IAS 39 Derivatives.

Loans and receivables (LaR)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the effective interest rate.

The effective interest rate amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the income statement in finance costs

Available-for-sale financial investments (Afs)

Available-for-sale financial investments include equity and debt securities. Equity investments classified as available-for sale are those, which are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other financial income and expense, or determined to be impaired, at which time the cumulative loss is recognized in the income statement in other financial income and expense and removed from the available-for-sale reserve.

The Group evaluated its available-for-sale financial assets whether the ability and intention to sell them in the near term is still appropriate. When the Group is unable to trade these financial assets due to inactive markets and management’s intent significantly changes to do so in the foreseeable future, the Group may elect to reclassify these financial assets in rare circumstances. Reclassification to loans and receivables is permitted when the financial asset meets the definition of loans and receivables and has the intent and ability to hold these assets for the foreseeable future or maturity.

For a financial asset reclassified out of the available-for-sale category, any previous gain or loss on that asset that has been recognized in equity (Available-for-sale reserve in other comprehensive income) is amortized to profit or loss over the remaining life of the investment using the effective interest rate. Any difference between the new amortized cost and the expected cash flows is also amortized over the remaining life of the asset using the effective interest rate. If the asset is subsequently determined to be impaired then the amount recorded in equity is reclassified to the income statement other financial income and expense.

3.13 Financial Liabilities

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, bank overdraft, loans and borrowings, financial guarantee contracts, and derivative financial instruments.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

Financial liabilities at fair value through profit or loss

Financial liabilities are classified at fair value through profit or loss if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39.

Gains or losses on liabilities at fair value through profit or losses are recognized in the income statement.

Consolidated Financial Statements F - 14

The Group has not designated any financial liabilities upon initial recognition as at fair value through profit or loss.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance cost in the income statement.

3.14 Offsetting of Financial Instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

3.15 Fair Value of Financial Instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (mid-price), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 24 ‘Fair Value Measurements’.

3.16 Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement The Group uses derivative financial instruments such as forward currency contracts and interest rate swaps contracts to hedge its foreign currency risks and interest rate risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives are taken directly to the income statement, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income (cash flow hedge reserve).

For the purpose of hedge accounting, hedges are classified as cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the cash flow hedge reserve, while any ineffective portion is recognized immediately in the income statement in finance costs.

Amounts recognized as other comprehensive income are transferred to the income statement when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the nonfinancial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in equity are transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecast transaction or firm commitment affects profit or loss.

Consolidated Financial Statements F - 15

The Group uses forward currency contracts as hedges of its exposure to foreign currency risk in forecasted transactions and firm commitments. Refer to Note 25 ‘Financial Risk Factors and Use of Derivative Financial Instruments’ for more details.

3.17 Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid, and having an original maturity of less than 90 days at the date of purchase.

(in thousands)	2013	2012
Cash at bank and on hand	$238,715	$227,026
Short-term bank deposits	92,247	167,676

Cash and Cash Equivalents	$330,962	$394,702

3.18 Inventories

Inventories are stated at the lower of cost and net realizable value. The moving average method of valuation is used. The cost of work in process and finished goods includes raw materials, direct labor and production overhead expenditure based upon normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business less the cost of completion and distribution expenses. Provisions are established for slow-moving and obsolete inventory.

(in thousands)	2013	2012
Raw materials	$24,975	$29,755
Work in process	25,535	34,231
Finished goods	77,587	71,307

Inventories	$128,097	$135,293

Included in inventories as of December 31, 2013, are $14.5 million (2012: $16.5 million) of inventory provisions. The movement in inventory provisions was recorded under cost of sales. During 2013 inventories in the amount of $121.0 million have been recognized as cost of sales (2012: $129.3 million).

3.19 Property, Plant and Equipment

Property, plant and equipment, including equipment under finance lease, are stated at cost of acquisition or construction cost less accumulated depreciation and accumulated impairment in value. Depreciation is computed using the straight-line and declining balance methods over the following estimated useful lives of the assets:

Buildings and improvements	2-40 years
Machinery and equipment	3-10 years
Furniture and office equipment	1-13 years

Land is not depreciated. Construction costs include borrowing costs and operating expenses that are directly attributable to items of property, plant and equipment capitalized during construction. Subsequent expenditure on an item of property, plant and equipment is capitalized at cost only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Repair and maintenance costs are expensed as incurred. Gains and losses on disposal or retirement of items of property, plant and equipment are determined by comparing the proceeds received with the carrying amounts and are included in the consolidated income statements. The asset’s residual values, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end.

3.20 Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Group as a lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement.

Consolidated Financial Statements F - 16

Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an expense in the income statement on a straight line basis over the lease term.

Group as a lessor

Leases where the Group does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

3.21 Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Expenditure on acquired technology rights, patents, trademarks and licenses are capitalized as intangible assets when it is probable that future economic benefits will flow to the Group and the cost can be measured reliably. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks and customer base acquired in a business combination is recorded in sales and marketing expense. Amortization expenses of intangible assets not acquired in a business combination are recorded within cost of sales, research and development, or sales and marketing line items based on the nature and use of the asset.

The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the income statement in the expense category consistent with the function of the intangible asset.

Technology rights, patents, trademarks and licenses are amortized on a straight-line basis over their estimated useful lives as follows:

Technology rights and patents	3-14 years
Computer software	2-10 years
Development expenses	6-15 years
Other intellectual properties	2-16 years

3.22 Impairment

Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Consolidated Financial Statements F - 17

Impairment losses are recognized in the income statement in those expense categories consistent with the function of the impaired asset, except for property previously revalued where the revaluation was taken to other comprehensive income. In this case, the impairment is also recognized in other comprehensive income up to the amount of any previous revaluation.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

Goodwill

Goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist. We assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment.

Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit (or group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than their carrying amount an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually as at October 31 either individually or at the cash generating unit level, as appropriate and when circumstances indicate that the carrying value may be impaired.

3.23 Provisions

Provisions are recognized by the Group when a present legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financing cost.

Restructuring provisions are recorded in the period in which management has committed to a detailed formal plan, has raised a valid expectation in those affected that it will carry out the restructuring and it becomes probable that a liability will be incurred and the amount can be reasonably estimated. Restructuring provisions comprise lease termination penalties, other penalties and employee termination payments.

3.24 Segment Reporting

We determined that we operate as one operating segment. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. In addition, we have a common basis of organization and types of products and services which derive revenues and consistent product margins. Accordingly, we operate and make decisions as one reporting unit.

3.25 Cash Flow Statement

The cash flow statement provides an explanation of the changes in cash and cash equivalents. It is prepared on the basis of a comparison of the statements of financial position as of January 1 and December 31 using the indirect method. Investing and financing transactions that do not require the use of cash or cash equivalents have been excluded from the cash flow statement. In 2013 and 2012 such eliminations primarily related to non-cash impacts from the convertible bonds.

Significant Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below.

Consolidated Financial Statements F - 18

Impairment of Assets

Assets are tested or reviewed for impairment in accordance with the accounting policy stated under Note 3.22.

In the fourth quarter of 2013, we performed our annual impairment assessment of goodwill (using data as of October 1, 2013). We performed our goodwill impairment testing on a single reporting unit basis which is consistent with our reporting structure. In testing for potential impairment, we measured the estimated fair value of our business based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal five-year projections. Our projections were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These projections also included assumptions of future production volumes and pricing. Based on the sensitivity analysis performed, we determined that in the event that our estimates of projected future cash flows, growth rates and weighted average cost of capital were too high by 10%, there would still be no impact on the reported value of goodwill. We concluded that no impairment existed at October 1, 2013 or through December 31, 2013.

Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

Development Costs

Development costs are capitalized in accordance with the accounting policy stated under Note 3.6. Determining the amounts to be capitalized requires management to make assumptions regarding the expected future cash generation of the assets, discount rates to be applied and the expected period of benefits. At least annually, management reviews the carrying amount of projects and assessed whether they were impaired or not. For the years ended December 31, 2013 and 2012, we recorded impairment losses of $15.1 million included in restructuring costs and $5.6 million included in research and development expense, respectively.

Income Taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining provisions for income taxes. Some of these estimates are based on interpretations of existing laws or regulations. Various internal and external factors, such as changes in tax laws, regulations and rates, changing interpretations of existing tax laws or regulations, future level of research and development spending and changes in overall levels of pre-tax income may have favorable or unfavorable effects on the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets are recognized in accordance with the accounting policy stated in Note 3.11. Deferred tax assets are recognized for net operating loss carry-forwards to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based upon the likely timing and level of future taxable profits.

Share-Based Payments

The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its stock options as stated under Note 21 ‘Share-Based Payments’. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award:

Risk-Free Interest Rate: This is the average U.S. Treasury rate (having a term that most closely resembles the expected life of the option) at the date the option was granted.

Dividend Yield: We have never declared or paid dividends on our common stock and do not anticipate declaring or paying any dividends in the foreseeable future.

Expected Volatility: Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses a combination of the historical volatility of its stock price and the implied volatility of market-traded options of the Company’s stock to estimate the expected volatility assumption input to the Black-Scholes model in accordance with IFRS 2 ‘Share-based Payment’. The Company’s decision to use a combination of historical and implied volatility is based upon the availability of actively traded options of its stock and its assessment that such a combination is more representative of future expected stock price trends.

Expected Life of the Option: This is the period of time that the options granted are expected to remain outstanding. The Company estimated the expected life by considering the historical exercise behavior. The Company uses an even exercise methodology, which assumes that all vested, outstanding options are exercised uniformly over the balance of their contractual life.

Consolidated Financial Statements F - 19

Forfeiture Rate: This is the estimated percentage of options granted that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. The Company estimated the forfeiture rate based on historical forfeiture experience.

Restricted Stock Units and Performance Stock Units: Restricted stock units and performance stock units represent rights to receive Common Shares at a future date. The fair market value is determined based on the number of stock units granted and the fair market value of our shares on the grant date. The fair market value at the time of the grant, less an estimate for pre-vesting forfeitures, is recognized in expense over the vesting period.

4.	Segment Information

Considering the acquisitions made during 2013, we determined that we still operate as one business segment in accordance with IFRS 8 Operating Segments. As a result of our continued restructuring and streamlining of the growing organization, our chief operating decision maker (CODM) makes decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole. Accordingly, we operate as one business segment. Summarized product category and geographic information is shown in the tables below.

Product Category Information

Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues, and revenues derived from instrumentation sales.

(in thousands)	2013	2012
Net Sales
Consumables and Related Revenues	$1,140,203	$1,085,596
Instrumentation	161,781	168,860

Total	$1,301,984	$1,254,456

Geographical Information

Net sales are attributed to countries based on the location of the subsidiary generating the sale. QIAGEN operates manufacturing facilities in Germany, China, the United Kingdom, France and the United States that supply products to other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based. The intersegment portions of such net sales are excluded to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our official country of domicile is the Netherlands, which reported net sales of $25.2 million and $23.7 million for the years ended 2013 and 2012, respectively, and these amounts are included in the line item Europe as shown in the table below.

(in thousands)	2013	2012
Net Sales
Americas:
United States	$532,651	$518,130
Other Americas	60,166	42,921

Total Americas	592,817	561,051

Europe	482,008	459,321
Asia Pacific & Rest of World	227,159	234,084

Total	$1,301,984	$1,254,456

Long-lived assets include property, plant and equipment, intangible assets, investments in associates, non-current available for sale financial instruments and other non-current assets. The Netherlands, which is included in the balances for Europe, reported long-lived assets of $20.0 million and $19.2 million for the years ended 2013 and 2012, respectively.

Consolidated Financial Statements F - 20

(in thousands)	2013	2012
Long-lived assets
Americas:
United States	$1,740,398	$1,722,637
Other Americas	11,691	11,589

Total Americas	1,752,089	1,734,226

Europe	1,154,115	902,247
Asia Pacific & Rest of World	315,747	530,346

Total	$3,221,951	$3,166,819

5.	Acquisitions

Acquisitions have been accounted for as business combinations, and the acquired companies’ results have been included in the accompanying statements of income from their respective dates of acquisition. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, shared service centers, distribution channels and customer relations, to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.

2013 Acquisition

On April 29, 2013, we acquired 100% of the outstanding common shares of Ingenuity Systems, Inc. (Ingenuity), a leading provider of software solutions that efficiently and accurately analyze and interpret the biological meaning of genomic data. This expertly curated knowledge system of biomedical information and analysis solutions for the exploration, interpretation and analysis of complex biological systems is expected to be a key component in supporting new technologies such as next-generation sequencing (NGS) which are now generating more data in a single year than was created in all prior history, making the analysis and interpretation of this extensive and very complex biological data a critical success factor.

The cash consideration totaled $107.0 million, of which $0.2 million was unpaid as of December 31, 2013 and $10.0 million was retained in an escrow account to cover any claims for breach of any representations, warranties or indemnities. The acquisition of Ingenuity did not have a material impact to net sales, net income or earnings per share and therefore no proforma information has been provided herein.

The allocation of the purchase price is final except for amounts related to income and sales taxes. The preliminary allocation of the purchase price is based upon preliminary estimates using information that was available to management at the time the financial statements were prepared and these estimates and assumptions are subject to change within the measurement period, up to one year from the acquisition date. Accordingly, the allocation may change once the amounts related to income and sales taxes are finally determined. Acquisition-related costs are expensed when incurred and are included in general and administrative, restructuring, integration and other in the accompanying condensed consolidated statements of income.

Consolidated Financial Statements F - 21

The preliminary purchase price allocation is as follows:

(in thousands)	Ingenuity Systems acquisition
Purchase Price:
Cash consideration	$107,001

$107,001

Preliminary Allocation:
Cash and cash equivalents	$4,449
Accounts receivable	2,018
Prepaid and other current assets	1,712
Current deferred tax asset	2,518
Fixed and other long-term assets	2,648
Long-term deferred tax asset	10,269
Accounts payable	(2,662)
Accruals and other current liabilities	(14,148)
Liabilities assumed	(557)
Developed technology, licenses and know-how	37,903
Tradenames	3,359
In-process research and development	2,069
Customer relationships	1,023
Goodwill	68,756
Deferred tax liability on fair value of identifiable intangible assets acquired	(12,356)

$107,001

The weighted-average amortization period for the intangible assets is 14.1 years. The goodwill acquired is not deductible for tax purposes.

Since the acquisition date, the results of Ingenuity have been included in our consolidated results through December 31, 2013. Net sales totaled $14.7 million and net loss attributable to the owners of QIAGEN N.V. was $6.3 million for 2013. Acquisition-related costs for Ingenuity for 2013 amounted to $1.2 million.

Other Acquisitions

During 2013, we completed the acquisition of CLC bio, a privately-held company located in Aarhus, Denmark that has created the leading commercial data analysis solutions and workbenches for next-generation sequencing, used by top academic and pharmaceutical research as well as clinical institutions. Purchase consideration totaled $68.2 million in cash, net of cash acquired, and as of December 31, 2013, the purchase price allocation is preliminary. This acquisition was not significant to the overall consolidated financial statements. During 2011, we acquired a majority shareholding in Ipsogen S.A. (Ipsogen), a publicly listed company founded and based in Marseille, France. During 2013, we acquired additional Ipsogen shares for a total of $0.5 million and held 89.96% of the Ipsogen shares as of December 31, 2013.

2012 Acquisitions

On May 3, 2012, we acquired AmniSure, a privately owned company that markets the AmniSure® assay for determining whether a pregnant woman is suffering rupture of fetal membranes (ROM), a condition in which fluid leaks from the amniotic sac prematurely. The acquisition of AmniSure did not have a material business impact to net sales, net income or earnings per share, and therefore no pro forma financial information has been provided herein.

Consolidated Financial Statements F - 22

As of December 31, 2012, the final purchase price allocation is as follows:

(in thousands)	AmniSure acquisition
Purchase price:
Cash consideration	$101,415
Fair value of contingent consideration	4,530

$105,945

Allocation:
Cash and cash equivalents	$1,722
Accounts receivable	3,305
Inventories and other assets	1,134
Accounts payable, accruals and other liabilities	(864)
Fixed and other long-term assets	267
Developed technology, licenses and know-how	28,941
Customer relationships	25,520
Tradenames	2,692
In-process research and development	4,522
Goodwill	44,369
Deferred tax liability on fair value of identifiable intangible assets acquired	(5,202)
Long-term liabilities assumed	(461)

$105,945

The weighted-average amortization period for the intangible assets is 9.5 years. Of the goodwill acquired, $39.8 million is deductible for tax purposes.

Since the acquisition date, the results of AmniSure are included in the consolidated results through December 31, 2012. Net sales for AmniSure totaled $16.7 million and net income attributable to the owners of QIAGEN N.V. was $3.0 million as of December 31, 2012. Acquisition-related costs are expensed when incurred and are included in general and administrative, restructuring, integration and other in the accompanying consolidated statements of income. Acquisition-related costs for 2012 acquisitions amounted to $4.5 million. The total fair value of the contingent consideration for AmniSure of approximately $4.5 million has been recorded as purchase price using a probability-weighted analysis of the future milestones using discount rates between 0.7% and 2.0%. Under the purchase agreement, we could be required to make additional contingent cash payments totaling $35.0 million through 2017.

During 2012, we completed other acquisitions, including Intelligent Bio-Systems, Inc., which were not significant, either individually or in the aggregate, to the overall consolidated financial statements. The total cash paid for these acquisitions, net of cash acquired, was $31.2 million of which an amount of $5.2 million was retained in an escrow account to cover any claims for breach of any representations, warranties or indemnities. Certain acquisitions included contingent consideration where we are required to assess the acquisition date fair value of the contingent consideration liabilities, which is recorded as part of the purchase consideration. This is discussed further in Note 24, “Fair Value Measurements,” where we assess and adjust the fair value of the contingent consideration liabilities, if necessary, until the settlement or expiration of the contingency occurs. The total fair value of the contingent consideration for these other acquisitions of approximately $12.0 million has been recorded as purchase price. Under the purchase agreements, we could be required to make contingent cash payments totaling $12.5 million through 2016. The fair value of the contingent cash payments of was determined using a discount rate of 0.7% to 1.6% and a probability regarding the accomplishment of the milestones of 95.0% to 100.0%.

We made contingent purchase price payments totaling $7.1 million in 2012 for acquisitions completed prior to 2012. The contingent purchase price payments were contractually due upon achievement of certain performance criteria of the acquired business.

6.	Restructuring

Late in 2011, we began a project to enhance productivity by streamlining the organization and reallocating resources to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project aims to eliminate organizational layers and overlapping structures, actions that we expect will enhance our processes, speed and productivity. The last group of initiatives included actions to focus R&D activities on higher-growth

Consolidated Financial Statements F - 23

areas in all customer classes, concentrate operations at fewer sites, and realign sales and regional marketing teams in the U.S. and Europe to better address customer needs in a more streamlined manner across the continuum from basic research to translational medicine and clinical diagnostics. Restructuring charges were recorded in 2013 as part of this transformational project.

The following table summarizes the cash components of the restructuring costs. At December 31, 2013 and 2012, restructuring accruals of $10.6 million and $4.9 million, respectively, were included in accrued and other liabilities in the accompanying consolidated balance sheets.

(in thousands)	Personnel Related	Facility Related	Contract and Other Costs	Total
Balance at December 31, 2011	$19,228	$443	$7,238	$26,909
Additional costs in 2012	5,456	3,055	152	8,663
Payments	(21,301)	(1,032)	(6,036)	(28,369)
Release of excess accrual	(1,084)	—	(1,217)	(2,301)
Foreign currency translation adjustment	22	—	—	22

Balance at December 31, 2012	$2,321	$2,466	$137	$4,924
Additional costs in 2013	30,799	372	8,700	39,871
Payments	(22,259)	(1,256)	(7,866)	(31,381)
Release of excess accrual	(1,312)	(1,101)	(460)	(2,873)
Foreign currency translation adjustment	233	(168)	—	65

Balance at December 31, 2013	$9,782	$313	$511	$10,606

The costs in the above table do not include consulting costs associated with third-party service providers that are assisting with executing the restructuring. We accrue for consulting costs as the services are provided.

Since 2011, we have incurred cumulative restructuring costs totaling $305.8 million which include $56.4 million for personnel related costs, $168.9 million of impairments, and $80.5 million of contract, consulting and other related costs. The impairment charges represent primarily the write off of capitalized costs related to development projects which were abandoned following the decision to streamline the organization and focus development efforts on those projects with the highest potential for market acceptance and profitability. We do not expect to record additional significant restructuring charges in 2014 related to this program.

In 2013, we recorded pretax charges of restructuring charges of $93.2 million in general, administrative, restructuring and other. The pretax charges consist of $27.3 million for personnel related costs, $25.9 million of fixed and intangible asset impairments, $2.1 million for contract termination costs, and 37.9 million of other costs including consulting costs. Additionally, we recorded $40.6 million in cost of sales which includes $25.2 million of fixed and intangible asset impairments, $6.5 million for contract termination costs, $5.1 million for the write off of inventory, $3.5 million for personnel costs, and $0.3 million of other costs.

In 2012, we recorded pretax charges of restructuring charges of $41.0 million in general, administrative, restructuring which consisted of $5.5 million for personnel related costs, $13.6 million of asset impairments, $3.1 million for contract termination costs (including lease closure costs), and $18.8 million of other costs including consulting costs.

7.	Available-for-sale Financial Instruments

(in thousands)	2013	2012
Current Available-for-sale financial instruments:
Unquoted debt securities	$41,373	$82,462
Term deposits and short-term funds	8,550	7,989

Current Available-for-sale Financial Instruments	$49,923	$90,451

Non-current Available-for-sale financial instruments:
Unquoted equity securities	$15,376	$15,511

Non-current Available-for-sale Financial Instruments	$15,376	$15,511

Total Available-for-sale Financial Instruments	$65,299	$105,962

Consolidated Financial Statements F - 24

At December 31, 2013 and 2012, we had €30.0 million ($41.4 million as of December 31, 2013) and €62.5 million ($82.5 million as of December 31, 2012), respectively, of loan note receivables due from financial institutions. These loan receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are carried at fair market value, which is equal to the cost. At December 31, 2013, these loans consist of €15.0 million which mature in 2014 and €15.0 million which mature in 2015. All of these instruments can be redeemed on at least a quarterly basis and are therefore classified as current assets in the accompanying consolidated balance sheets. Interest income is determined using the effective interest rate method.

At December 31, 2013 and 2012, we also had €6.2 million ($8.5 million) and €6.1 million ($8.0 million), respectively in term deposits with final maturities until December 2017. The deposits can be withdrawn at the end of each quarter without penalty and are therefore classified as current assets in the accompanying consolidated balance sheets.

At December 31, 2013 and 2012, we had a total of cost-method investments in non-publicly traded companies with carrying amounts of $15.4 million and $15.5 million, respectively, which are included in non-current available for sale assets. During 2013, we made new cost-method investments totaling $3.3 million. For the years ended December 31, 2013 and 2012, we recorded impairments of cost method investments of $3.4 million and $3.4 million, respectively, in other operating expense. These cost-method investments are stated at acquisition cost as there is no active markets which provide reliable fair values. Changes in fair value of these cost-method investments are identified when there are events or changes in circumstances that may have a significant adverse effect on the fair value of the investment.

Movements in available-for-sale financial assets were as follows:

(in thousands)	2013	2012
January, 1st	$105,962	$61,379
Unquoted equity securities acquired during the year	3,274	12,015
Disposals of equity securities during the year	(3,443)	(3,359)
Unquoted debt securities acquired during the year	20,346	39,942
Disposals of unquoted debt securities during the year	(63,146)	(5,999)
Translation	2,306	1,984

December 31st	$65,299	$105,962

8.	Trade Accounts Receivable

(in thousands)	2013	2012
Trade accounts receivable	$259,686	$244,689
Provision for doubtful accounts	(10,683)	(5,221)
Notes receivable	10,707	11,261

Trade Accounts Receivable	$259,710	$250,729

We sell our products worldwide through sales subsidiaries and distributors. There is no concentration of credit risk with respect to trade accounts receivable as we have a large number of internationally dispersed customers. Trade accounts receivable are non-interest bearing and mostly have payment terms of 30-90 days.

The following table provides a breakdown of trade accounts receivable which are neither past due nor impaired and which are past due but not impaired:

(in thousands)	Carrying amount	Thereof neither past due nor impaired	Less than 30 days	Between 31 to 60 days	Between 61 to 90 days	More than 90 days
December 31, 2013

Trade accounts receivable	$249,003	$137,694	$43,944	$16,739	$13,125	$37,501

December 31, 2012

Trade accounts receivable	$239,468	$118,672	$52,152	$16,686	$18,140	$33,818

The notes receivable represent a written promise from customers to pay definite amounts of money on specific future dates.

Consolidated Financial Statements F - 25

The following table shows the development of allowances on trade accounts receivable:

(in thousands)	2013	2012
Provision for doubtful accounts as at January, 1st	$5,221	$4,315
Additions (recognized as expense)	6,901	1,048
Write-offs	(1,527)	(240)
Currency translation adjustments and other	88	98

Provision for doubtful accounts as at December 31st	$10,683	$5,221

All additions and write-offs relate to allowances for individual impairments.

9.	Prepaid Expenses and Other Current Assets

(in thousands)	2013	2012
Prepaid expenses and other	$27,996	$16,443
Value added tax	10,605	10,221
Escrow in connection with acquisitions	2,500	7,521
Fair values of derivative financial instruments	2,533	833
Grant receivables	913	759
Current lease receivables	1,185	372

Prepaid Expenses and Other Current Assets	$45,732	$36,149

Please refer to Note 24 ‘Fair Value Measurements’ for additional information on fair values of derivative financial instruments.

10.	Property, Plant and Equipment

Cost (in thousands)	Land and buildings	Machinery and equipment	Furniture and office equipment	Leasehold improvements	Construction in progress	Total
January 1, 2012	$257,286	$176,801	$76,946	$33,943	$51,786	$596,762
Currency adjustments	3,371	3,060	869	738	714	8,752
Additions	1,980	40,760	2,762	1,853	67,051	114,406
Business combinations	—	4,649	1,093	5	—	5,747
Disposals	—	(17,256)	(5,628)	(2,103)	(5,500)	(30,487)
Transfers	1,122	6,759	4,436	898	(34,649)	(21,434)

December 31, 2012	263,759	214,773	80,478	35,334	79,402	673,746

Currency adjustments	7,984	12,697	1,248	643	1,161	23,733
Additions	3,810	23,169	4,764	643	43,703	76,089
Business combinations	—	—	1,613	7	—	1,620
Disposals	—	(32,153)	(2,851)	(2,614)	(1,657)	(39,275)
Transfers	7,055	2,114	1,101	1,625	(25,517)	(13,622)

December 31, 2013	$282,608	$220,600	$86,353	$35,638	$97,092	$722,291

Consolidated Financial Statements F - 26

Depreciation (in thousands)	Land and buildings	Machinery and equipment	Furniture and office equipment	Leasehold improvements	Construction in progress	Total
January 1, 2012	$(61,365)	$(114,595)	$(53,597)	$(22,035)	—	$(251,592)
Currency adjustments	(806)	(2,353)	(758)	(519)	—	(4,436)
Additions	(9,357)	(39,287)	(8,637)	(2,737)	—	(60,018)
Impairment losses	—	(1,532)	(511)	—	(5,500)	(7,543)
Disposals	—	14,938	5,509	1,433	5,500	27,380
Transfers	(55)	64	(6)	83	—	86

December 31, 2012	(71,583)	(142,765)	(58,000)	(23,775)	—	(296,123)

Currency adjustments	(2,006)	17,161	(1,170)	(591)	—	13,394
Additions	(9,762)	(40,303)	(8,465)	(3,143)	—	(61,673)
Impairment losses	—	(15,143)	—	—	(389)	(15,532)
Disposals	—	30,657	2,835	823	389	34,704
Transfers	(910)	383	(1,645)	944	—	(1,228)

December 31, 2013	(84,261)	(150,010)	(66,445)	(25,742)	—	(326,458)

Net book value
December 31, 2012	192,176	72,008	22,478	11,559	79,402	377,623

December 31, 2013	$198,347	$70,590	$19,908	$9,896	$97,092	$395,833

No property, plant and equipment were pledged as security against non-current financial debts at December 31, 2013 and 2012. The net carrying amount of property, plant and equipment under finance lease contracts amounts to $13.9 million as of December 31, 2013 (2012: $17.1 million).

The asset’s residual values, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end.

For the year ended December 31, 2013, construction in progress includes amounts related to ongoing software development projects and the construction of new facilities in the United States. For the years ended December 31, 2013 and 2012, interest capitalized in connection with construction projects was not significant.

11.	Investments in Associates and Joint Ventures

We have made strategic investments in certain companies that are accounted for using the equity method of accounting. The method of accounting for an investment depends on the level of influence. We monitor changes in circumstances that may require a reassessment of the level of influence. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial statements.

Amounts from Equity-Accounted Investments considered in the financial statements are as follows:

Shareholding	2013	2012
PreAnalytix GmbH, Germany	50.0%	50.0%
Pyrobett Pte Ltd, Singapore	19.0%	19.0%
QBM Cell Science Ltd, Canada	19.5%	19.5%
Dx Assays Pte Ltd, Singapore	33.3%	33.3%
QIAGEN (Suzhou) Institute of Translation Research Co., Ltd.	30.0%	—%
Scandinavian Gene Synthesis AB	—%	40.0%
Peak Service LLC	40.0%	40.0%

We have a 50% interest in a joint venture company, PreAnalytiX GmbH, for which each of the joint venture partners participates 50/50 in all decision making activities and therefore we are not the primary beneficiary. Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, our maximum exposure to loss as a result of our involvement with PreAnalytiX is limited to our share of losses from the equity method investment itself.

Consolidated Financial Statements F - 27

As a QIAGEN representative has board seats at QBM Cell Science and Pyrobett, QIAGEN has significant influence. Accordingly, the investments in these companies are recorded at equity in spite of the fact that QIAGEN’s share is below 20%.

During 2011, we paid $9.7 million for a 40% share together with a $6.7 million advance payment towards the potential future acquisition of the remaining 60% of Scandinavian Gene Synthesis AB (SGS). In 2012, we acquired the remaining shares for $8.4 million and as of December 31, 2013 SGS is a wholly-owned subsidiary.

The below tables shows the changes in our equity-method investments in associates for the years ended December 31, 2013 and 2012:

(in thousands)	2013	2012
Investments in associates as at January 1st	22,122	35,647
Acquisition of shares	4,319	—
Impairment	(3,443)	—
Reduction in investment in associates upon the full acquisition of Scandinavian Gene Synthesis AB	—	(15,714)
Share of profit / (loss)	1,661	1,726
Exchange rate differences	359	463

Investments in associates as at December 31st	$25,018	$22,122

The following overview reflects 100% of the balances of the relating companies:

(in millions)	2013	2012
Total assets	$55.5	$53.0
Shareholders’ equity	$58.1	$48.0
Net sales	$19.6	$15.0
Net result (Group’s share)	$5.4	$2.0

12.	Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2012 are as follows:

(in thousands)	2013	2012
Goodwill as at January, 1st	$1,783,913	$1,746,773
Goodwill acquired during the year	119,185	82,599
Earn-out and milestones payments	—	(36)
Purchase adjustments	—	(58,534)
Currency adjustments	(22,608)	13,111

Goodwill as at December 31st	$1,880,490	$1,783,913

The changes in the carrying amount of goodwill during the year ended December 31, 2013 resulted from the 2013 acquisitions and foreign currency translation. During 2012, changes in goodwill resulted primarily from 2012 acquisitions, purchase price adjustments primarily related to the 2011 acquisitions, including changes in the fair value of contingent consideration as discussed in Note 24, and foreign currency translation. Accumulated goodwill impairment totaled $1.6 million as of December 31, 2013 and 2012.

In the fourth quarter of 2013, we performed our annual impairment assessment of goodwill (using data as of October 1, 2013) in accordance with the provisions of IAS 36. No events or changes in circumstances indicated that the acquired goodwill might be impaired.

Management monitors and makes decisions regarding the Company’s operations on a functional specific and global level. Therefore, we concluded that the goodwill impairment test needs to be performed on the level of the consolidated Group as a whole (one cash generating unit). In testing for potential impairment, we measured the estimated fair value of the cash generating unit based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds.

For impairment testing, the recoverable amount of goodwill allocated to the cash generating unit (higher of the cash generating unit’s fair value less selling costs and its value in use) is compared to the carrying amount of the net assets employed (including goodwill) of the cash generating unit. Value in use is normally assumed to be higher than the fair value less selling costs; therefore, fair value less selling costs is only investigated when value in use is lower than the carrying amount of the cash generating unit.

Consolidated Financial Statements F - 28

Key assumptions used in the value in use calculations

The value in use is calculated based on estimated future cash flow projections expected to result from the use of the cash generating unit, discounted using an appropriate long-term pre-tax discount rate. The value in use calculations use cash flow projections based on financial budgets and models over the projection period (five years) as available for internal reporting purposes and in accordance with standard valuation practices. The growth rates used are based on industry growth forecasts for the projected period as well as for the subsequent period (long-term growth rate of 3% in 2013 and 2012). The discount rates used are based on the pre-tax weighted average cost of capital (2013: 8.90%; 2012: 9.30%) and are verified against external analyst reports.

Sensitivity to changes in assumptions

Changes in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. The calculation of value in use is most sensitive to discount rates and growth rates used.

Discount rates reflect management’s estimate of the risks profile for the respective valuation object. The growth rates used are based on industry growth forecasts for the projected period as well as for the subsequent period.

We concluded that no impairment existed. We believe that any reasonably possible change in the key assumptions would not have an impact on reported goodwill. Even if our estimates of projected future cash flows were too high by 10%, there would be no impact on the reported value of goodwill at December 31, 2013. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the cash generating unit and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

Other Intangible Assets

Cost (in thousands)	Technology rights and patents	Software licenses	Development costs	Other intellectual properties	Total
January 1, 2012	$902,522	$65,345	$102,347	$334,394	$1,404,608
Currency adjustments	8,153	975	3,244	4,552	16,924
Additions	18,673	8,762	21,401	(4,204)	44,632
Business combinations	72,966	—	11,222	55,571	139,759
Disposals	(13,464)	(6,674)	(7,787)	—	(27,925)
Transfers	4,327	17,872	(1,700)	935	21,434

December 31, 2012	993,177	86,280	128,727	391,248	1,599,432

Currency adjustments	(1,072)	2,639	2,780	(3,342)	1,005
Additions	34,225	8,379	11,258	—	53,862
Business combinations	54,463	58	—	17,985	72,506
Disposals	(17,261)	(6,003)	(17,885)	—	(41,149)
Transfers	5,736	12,612	(10,880)	4,796	12,264

December 31, 2013	$1,069,268	$103,965	$114,000	$410,687	$1,697,920

Consolidated Financial Statements F - 29

Amortization (in thousands)	Technology rights and patents	Software licenses	Development costs	Other intellectual properties	Total
January 1, 2012	$(325,404)	$(38,724)	$(56,568)	$(92,025)	$(512,721)
Currency adjustments	(3,199)	(688)	(2,521)	(1,073)	(7,481)
Additions	(95,877)	(8,196)	(11,009)	(33,808)	(148,890)
Impairment losses	(1,958)	(4,033)	(5,569)	—	(11,560)
Disposals	13,454	6,667	7,787	—	27,908
Transfers	(539)	—	453	—	(86)

December 31, 2012	(413,523)	(44,974)	(67,427)	(126,906)	(652,830)

Currency adjustments	(10,011)	(1,428)	(2,043)	1,064	(12,418)
Additions	(90,662)	(10,799)	(12,322)	(36,222)	(150,005)
Impairment losses	(19,696)	(1,123)	(15,143)	—	(35,962)
Disposals	6,053	2,342	17,885	—	26,280
Transfers	—	1,228	1,005	353	2,586

December 31, 2013	(527,839)	(54,754)	(78,045)	(161,711)	(822,349)

Net book value
December 31, 2012	579,654	41,306	61,300	264,342	946,602

December 31, 2013	$541,429	$49,211	$35,955	$248,976	$875,571

Amortization expense on intangible assets is included in the line items cost of sales, research and development expense, sales and marketing expense or general and administrative expense in the accompanying consolidated statements of income depending on the nature and use of the asset. In 2013, purchased intangibles amortization related to developed technology and patent and license rights acquired in a business combination is included in cost of sales in the amount of $77.9 million (2012: $78.5 million) and purchased intangibles amortization of trademarks and customer base acquired in a business combination is recorded in sales and marketing expense in the amount of $35.5 million (2012: $36.1 million).

Amortization of capitalized development costs have been recorded to cost of sales in the amount of $12.3 million in 2013 (2012: $11.0 million).

In 2013, we recorded impairment charges on capitalized development expenses for projects we will not continue of $15.1 million (2012: $5.6 million).

13.	Provisions

For the years ended December 31, 2013 and 2012, provisions as per the accompanying consolidated statements of financial position totaled $9.3 million and $5.6 million, respectively, and included amounts related to our warranty and acquisition related provisions.

Warranty provision

We provide warranties on our products against defects in materials and workmanship generally for a period of one year. A provision for estimated future warranty costs is recorded in cost of sales at the time product revenue is recognized. Product warranty obligations are included in provisions in the accompanying consolidated statement of financial position. The changes in the carrying amount of warranty obligations are as follows:

(in thousands)	2013	2012
Warranty obligation as at January 1st	$4,363	$3,910
Provision charged to income	5,238	4,631
Usage	(4,590)	(4,099)
Adjustments to previously provided amounts, net	(103)	(213)
Currency adjustments	28	134

Warranty obligation as at December 31st	$4,936	$4,363

Consolidated Financial Statements F - 30

Acquisition related cost

The provision for acquisition and related costs primarily relates to personnel, consulting and lease costs.

(in thousands)	2013	2012
Acquisition related costs as at January 1st	$1,273	$1,153
Provision charged to income	4,550	1,058
Usage	(1,555)	(806)
Currency adjustments and other	134	(132)

Acquisition related costs as at December 31st	$4,402	$1,273

For all provisions it is expected that the respective amounts will be utilized in the next financial year.

14.	Other Current and Non-current Liabilities

Other current liabilities at December 31, 2013 and 2012 consist of the following:

(in thousands)	2013	2012
Accrued expenses	$86,785	$63,111
Payroll and related accrued liabilities	53,864	49,563
Deferred revenue	50,642	27,296
Royalties	19,925	17,600
Fair values of derivative financial instruments	14,518	12,911
Accrued earn-out and milestones payments	6,127	9,806
Current finance lease obligations	4,719	4,203
Pre-acquisition contingencies assumed in acquisition	135	5,493

Other current liabilities	$236,715	$189,983

Other non-current liabilities at December 31, 2013 and 2012 consist of the following:

(in thousands)	2013	2012
Accrued expenses	$22,300	$11,559
Non-current finance lease obligations	$11,577	$15,685
Deferred revenue	4,556	21,319
Accrued earn-out and milestones payments	—	9,176

Other non-current liabilities	$38,433	$57,739

15.	Financial Debts

Our credit facilities available at December 31, 2013 total €436.6 million (approximately $602.1 million). This includes a €400.0 million syndicated multi-currency revolving credit facility expiring December 2016 of which no amounts were utilized at December 31, 2013, and four other lines of credit amounting to €36.6 million with no expiration date, none of which were utilized as of December 31, 2013. The €400.0 million facility can be utilized in euro, U.K pound or U.S. dollar and bears interest of 0.8% to 2.35% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three, six or twelve months. The commitment fee is calculated based on 35% of the applicable margin. In 2013 and 2012, $1.3 million and $1.1 million of commitment fees were paid. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2013. The credit facilities are for general corporate purposes.

In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400.0 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73.0 million 7-year term due in 2019 (3.19%); (2) $300.0 million 10-year term due in 2022 (3.75%); and (3) $27.0 million 12-year term due in 2024 (3.90%). We paid $2.1 million in debt issue costs which will be amortized through interest expense over the lifetime of the notes. Approximately €170 million (approximately $220 million) of proceeds from the notes were used to repay amounts outstanding under our short-term revolving credit facility. The remainder of the proceeds provides additional resources to support QIAGEN’s longer-term business expansion. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2013 and 2012. Based on an estimation using the changes in the U.S. Treasury rates, the fair value of these senior notes as of December 31, 2013 was approximately $373.5 million.

Consolidated Financial Statements F - 31

At December 31, 2013, total long-term debt was approximately $845.5 million, $0.2 million of which is current. We believe that funds from operations, existing cash and cash equivalents, and availability of financing facilities as needed, will be sufficient to fund our debt repayments coming due in 2014.

(in thousands)	2013	2012
Revolving Credit Facility	$—	$—
3.25% Convertible Note due 2026	300,000	295,641
1.5% Convertible Note due 2024	145,000	145,000
3.19% Series A Senior Notes due 2019	73,000	73,000
3.75% Series B Senior Notes due 2022	300,000	300,000
3.90% Series C Senior Notes due 2024	27,000	27,000
Other notes payable bearing interest up to 6.28% and due through 2015	483	1,992

Total current and non-current financial debts	845,483	842,633

Less: current portion of financial debts	207	948

Total non-current financial debts	$845,276	$841,685

Total amount secured	—	—
Unused lines of credit for short-term financing	602,115	577,900

Interest expense on non-current debt was $28.8 million for the year ended December 31, 2013 (2012: $28.5 million).

Breakdown by maturities for payments due for nominal amounts and future interest as of December 31, 2013 and 2012 is as follows:

As of December 31, 2013 (in thousands)	Carrying value	Loans (fixed and floating-rate)	Convertible notes (fixed-rate)	Total Cash out
2014	$207	$14,891	$11,925	$26,816
2015	276	14,960	11,925	26,885
2016	—	14,632	11,925	26,557
2017	—	14,632	11,925	26,557
2018	—	14,632	11,925	26,557
Thereafter	845,000	453,647	529,637	983,284

Total financial debts 2013	$845,483	$527,394	$589,262	$1,116,656

As of December 31, 2012 (in thousands)	Carrying value	Loans (fixed and floating-rate)	Convertible notes (fixed-rate)	Total Cash out
2013	$948	$15,649	$11,925	$27,574
2014	396	15,080	11,925	27,005
2015	648	15,332	11,925	27,257
2016	—	14,632	11,925	26,557
2017	—	14,632	11,925	26,557
Thereafter	840,641	468,278	537,204	1,005,482

Total financial debts 2012	$842,633	$543,603	$596,829	$1,140,432

In August 2004, the Company completed the sale of $150.0 million principal amount of 1.50% convertible unsubordinated notes (Notes) due 2024, through its subsidiary QIAGEN Finance (Luxembourg) S.A. Interest on the Notes is payable semi-annually in February and August. The Notes were issued at 100% of principal value, and are convertible into 11.5 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. In November 2008, the Company issued 395,417 common shares upon the exercise of a portion of the subscription rights in connection with the conversion of $5.0 million of the Notes. The Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after 7 years, at 100% of the principal amount provided the actual trading price of our common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on August 18, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance (Luxembourg) S.A., the fair value of the Notes at December 31, 2013, was approximately $267.5 million (2012: $209.7 million). The effective interest rate of the Notes amounts to 1.5%. The Company has reserved 11.5 million shares of common stock for issuance in the event of conversion.

In May 2006, the Company completed the sale of $300.0 million principal amount of 3.25% senior convertible notes (2006 Notes) due 2026, through its subsidiary QIAGEN Euro Finance (Luxembourg) S.A. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million shares of

Consolidated Financial Statements F - 32

common shares at the option of the holder upon the occurrence of certain events at a price of $20.00 per share, subject to adjustment. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance (Luxembourg) S.A., the fair value of the Notes at December 31, 2013, was approximately $381.9 million (2012: $358.4 million). The effective interest rate of the Notes amounts to 6.4%. The Company has reserved 15.0 million of common stock for issuance in the event of conversion.

16.	Income Tax

Major components of income tax expense as presented in the income statement for the years ended December 31, 2013 and 2012, are:

(in thousands)	2013	2012
Current Income Tax	$40,755	$42,577

Current income tax charge	41,643	39,772
Adjustment in respect of current income tax of previous years	(888)	2,805

Deferred Income Tax	(74,030)	(31,526)

Relating to origination and reversal of temporary differences	(72,390)	(30,440)
Relating to changes in tax rates	(1,640)	(1,086)

Total Income Tax	$(33,275)	$11,051

Deferred tax related to items charged or credited directly to equity during the year and shown in the statement of comprehensive income comprises:

(in thousands)	2013	2012
Net (loss) / gain on revaluation of cash flow hedges	$—	$(324)
Net (loss) / gain on foreign currency translation differences	(2,116)	475

Total Income Tax in Statement of Comprehensive Income	$(2,116)	$151

The applicable statutory income tax rate in The Netherlands was 25.0% in 2013 and in 2012. The principal items comprising the differences between income taxes computed at the Netherlands statutory rate and the effective tax rate for the years ended December 31, 2013 and 2012 is as follows:

(in thousands)	2013	2012
Income before Tax	$12,766	$137,273

At Dutch statutory income tax rate of 25.0%	3,191	34,318
Effect of tax rate differences	(1,104)	2,680
Income taxes related to prior years	(888)	2,805
Changes in tax rates impacting deferred taxes	(1,640)	(1,086)
Deferred taxes due to change in tax law	—	2,697
Income tax impact from permanent differences	6,219	4,854
Income tax impact from tax exempt income	(38,371)	(36,969)
Other	(682)	1,752

Total Income Tax	$(33,275)	$11,051

The tax exempt income is primarily related to income that is exempt under the Dutch Participation Exemption.

We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in the Netherlands are

Consolidated Financial Statements F - 33

open since 2001 for income tax examinations by tax authorities. Our subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2009. The U.S. consolidated group is subject to federal and most state income tax examinations by tax authorities beginning the year ending December 31, 2009 through the current period.

During 2013, we were contacted by the U.S. tax authorities (Internal Revenue Service) and notified of their intent to examine the U.S. federal tax return for 2011. The audit commenced early in 2014.

In 2012, we established a reserve related to withholding tax on a specific intercompany transaction for $3.9 million including penalty. During 2013, we settled on this issue with the relevant tax authorities, which resulted in a release of the remaining $1.9 million reserve in the fourth quarter of 2013.

We do not currently anticipate that our existing reserves related to uncertain tax positions as of December 31, 2013 will significantly increase or decrease during the twelve-month period ending December 31, 2014. However, various events could cause our current expectations to change in the future. The majority of these uncertain tax positions, if ever recognized in the financial statements, would be recorded in the statement of operations as part of the income tax provision.

At December 31, 2013 and 2012, our net unrecognized tax benefits totaled approximately $11.6 million and $8.8 million, respectively, of which $11.6 million and $8.8 million in benefits, if recognized, would favorably, affect our effective tax rate in any future period. It is possible that approximately $0.8 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statute of limitations or settlements with tax authorities.

Our policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within tax provision expense. At December 31, 2013 and 2012, we have net interest (income) expense and penalties of $(1.7) million and $2.8 million, respectively. At December 31, 2013 and 2012, we have accrued interest of $1.3 million and $3.0 million, respectively, which are not included in the table above.

We have recorded net deferred tax liabilities of $77.4 million and $157.0 million at December 31, 2013 and 2012, respectively. The components of the net deferred tax liability at December 31, 2013 and December 31, 2012 are as follows:

(in thousands)	2013	2012	Change
Accrued liabilities	$21,520	$21,412	$108
Equity awards	23,484	14,181	9,303
Inventories	29,380	25,082	4,298
Tax credits	1,774	611	1,163
NOL carry forward	43,108	17,664	25,444
Currency revaluation	399	266	133
Intangibles	4,698	5,270	(572)
Finance lease	1,925	2,149	(224)
Allowance for bad debts	2,351	687	1,664
Depreciation and amortization	2,132	606	1,526
Other	27,867	10,056	17,811
Offsetting	(150,381)	(89,746)	(60,635)

Deferred Tax Asset	8,257	8,238	19

Intangibles	(223,155)	(237,712)	14,557
Bifurcation of convertible debt	—	(1,221)	1,221
Depreciation and amortization	(7,260)	(10,027)	2,767
Accrued liabilities	—	(552)	552
Currency revaluation	(57)	(746)	689
Inventories	(1,304)	(1,410)	106
Unremitted profits earnings	(1,150)	(1,215)	65
Allowance for bad debts	(1,016)	(600)	(416)
Other	(2,063)	(1,522)	(541)
Offsetting	150,381	89,746	60,635

Deferred Tax (Liability)	$(85,624)	$(165,259)	$79,635

Net Deferred Tax Asset/ (Liability)	$(77,367)	$(157,021)	$79,654

Consolidated Financial Statements F - 34

The movement in deferred income tax assets and liabilities during the year is as follows:

(in thousands)	2013	2012
Change in deferred tax recognized in income	$74,030	$31,526
Change in deferred tax related to business combinations	(1,593)	(17,280)
Change in deferred tax recognized in equity	7,217	(6,107)

Change in Deferred Tax	$79,654	$8,139

At December 31, 2013 and 2012, we had $201.1 million and $58.7 million in total foreign net operating loss (NOL) carryforwards. At December 31, 2013 and 2012, we had $99.1 million and $13.5 million of U.S. federal (NOL) carryforwards. At December 31, 2013, the entire NOLs in the U.S. are subject to limitations under Section 382 of the Internal Revenue Code. In 2013, the U.S. NOL increases significantly due to the acquisition of Ingenuity Systems, Inc., which carried over $96.0 million NOL. Approximately $66.0 million of NOL will be limited under IRC 382 and we anticipate that we will only be able to utilize about $31.0 million of the total NOL. The remaining NOL is not expected to be utilized before expiration. The NOLs in the U.S. will expire beginning December 31, 2020 through December 31, 2030. As of December 31, 2013 and 2012, we had other foreign NOL carryforwards totaling approximately $102.0 million and $45.2 million, respectively. These NOLs were primarily generated in Germany, acquisitions and operating losses from our subsidiaries. In 2013, Germany generated approximately $60.7 million NOL due to restructuring charges and we are expecting to fully utilize the NOL in Germany in 2014. A portion of the foreign NOLs will be expiring beginning December 31, 2014. The valuation allowance amounts for the years ended December 31, 2013 and 2012 are $0.6 million and $0.4 million, respectively. In 2013, we established additional valuation allowance of $0.2 million.

As of December 31, 2013, a provision has not been made for residual Netherlands income taxes on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either permanently reinvested or can be repatriated tax free. These earnings retained by subsidiaries and equity accounted investments amounted to $259.4 million at December 31, 2013. We have $17.6 million of undistributed earnings that we do not consider permanently reinvested and have recorded deferred income taxes or withholding taxes at December 31, 2013 and December 31, 2012, of approximately $1.2 million. There are no income tax consequences regarding payment of dividends to our shareholders. To date, we have never paid dividends.

17.	Retained Earnings

At the Annual General Meeting of Shareholders on June 25, 2014, the Board of Directors will propose to carry forward the profit for the year of QIAGEN N.V., the holding company of the Group, which is determined in accordance with the legal provisions of the Dutch Civil Code.

18.	Share Repurchase Program

In 2012, the Supervisory Board approved a program authorizing management to purchase up to a total of $100 million of our common shares (excluding transaction costs). In 2012, a total of 1.9 million QIAGEN shares were repurchased for approximately $35.7 million. In the first half of 2013, 3.1 million QIAGEN shares were repurchased for approximately $63.3 million, under this program. We completed this share repurchase program in April 2013 having repurchased, between October 2012 and April 2013, a total of 5.1 million QIAGEN shares for an aggregate cost of $99.0 million.

In July 2013, we announced our intention to exercise the authorization granted by the Annual General Meeting of Shareholders on June 26, 2013, to purchase up to $100 million of our common shares (excluding transaction costs). Based on the closing price on July 29, 2013, this represents approximately five million shares until December 31, 2013. In 2013, 1.0 million QIAGEN shares were repurchased for $22.7 million under this program.

The cost of repurchased shares is included in treasury stock and reported as a reduction in total equity when a repurchase occurs. Repurchased shares will be held in treasury in order to satisfy various obligations, which include exchangeable debt instruments and employee share-based remuneration plans.

Consolidated Financial Statements F - 35

19.	Earnings per Common Share

We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net income attributable to the owners of QIAGEN N.V. by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised. In 2013 and 2012, the effect of the convertible bonds (discussed in Note 15) was excluded from calculating diluted earnings per share as it was antidilutive.

The following schedule summarizes the information used to compute earnings per common share:

	Years ended December 31,
(in thousands, except per share data)	2013	2012
Net income attributable to the owners of QIAGEN N.V.	$46,016	$126,191

Weighted average number of common shares used to compute basic net income per common share	234,000	235,582
Dilutive effect of stock options and awards	3,023	2,341

Weighted average number of common shares used to compute diluted net income per common share	237,023	237,923

Outstanding options and awards having no dilutive effect, not included in above calculation	1,616	2,906

Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.20	$0.54

Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.19	$0.53

20.	Commitments and Contingencies

Lease commitments

We lease facilities and equipment under operating lease arrangements expiring in various years through 2022. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Certain facility and equipment leases constitute finance leases expiring in various years through 2018. The accompanying consolidated financial statements include the assets and liabilities arising from these capital lease obligations. Rent expense under non-cancelable operating lease agreements was $26.4 million in 2013 and $21.5 million in 2012.

Minimum future obligations under finance and operating leases at December 31, 2013, are as follows:

(in thousands)	Finance Leases	Operating Leases
2014	$5,702	$15,759
2015	5,495	12,289
2016	4,187	7,422
2017	1,597	3,197
2018	1,350	2,818
Thereafter	—	5,573

Total minimum lease obligations at December 31, 2013	18,331	$47,058

Less: amount representing interest	(2,035)
Less: current portion	(4,719)

Present value of minimum lease obligations at December 31, 2013	$11,577

Consolidated Financial Statements F - 36

The information for the comparative period is provided below:

(in thousands)	Finance Leases	Operating Leases
2013	$5,396	$16,309
2014	5,304	11,389
2015	5,290	9,834
2016	3,998	5,879
2017	1,429	3,234
Thereafter	1,429	7,809

Total minimum lease obligations at December 31, 2012	22,846	$54,454

Less: amount representing interest	(2,958)
Less: current portion	(4,203)

Present value of minimum lease obligations at December 31, 2012	$15,685

Licensing and Purchase Commitments

We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to 25 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of $19.9 million and $17.6 million at December 31, 2013 and 2012, respectively. Royalty expense relating to these agreements amounted to $53.2 million and $52.5 million, for the years ended December 31, 2013 and 2012, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

At December 31, 2013, we had commitments to purchase goods or services, and for future minimum guaranteed royalties. They are as follows:

(in thousands)	Purchase Commitments	Licensing Commitments
2014	$80,525	$2,600
2015	17,498	556
2016	13,924	581
2017	9,912	581
2018	8,340	581
Thereafter	9,161	1,241

Total licensing and purchase commitments at December 31, 2013	$139,360	$6,140

The information for the comparative period is provided below:

(in thousands)	Purchase Commitments	Licensing Commitments
2013	$54,754	$9,224
2014	4,124	3,762
2015	1,339	1,773
2016	152	1,798
2017	—	1,799
Thereafter	—	2,905

Total licensing and purchase commitments at December 31, 2012	$60,369	$21,261

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, as discussed in Note 5, we could be required to make additional contingent cash payments totaling up to $120.3 million based on the achievement of certain revenue and operating results milestones as follows: $65.7 million in 2014, $16.5 million in 2015, $17.8 million in 2016, $7.0 million in 2017, and $13.3 million, payable in any 12-month period from now until 2016 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $120.3 million total contingent obligation, we have assessed the fair value at December 31, 2013 to be $6.1 million is included in other current liabilities.

Consolidated Financial Statements F - 37

Employment Agreements

Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2013, the commitment under these agreements totaled $15.7 million (2012: 15.3 million).

Contingencies

In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves as of December 31, 2013 and 2012 appropriately reflect the estimated cost of such warranty obligations.

Preacquistion Contingencies

In connection with certain acquisitions, amounts were paid into escrow accounts to cover preacquistion contingencies assumed in the acquisition. The escrow amounts expected to be claimed by QIAGEN are recorded as an asset in prepaid and other expenses and amount to $2.5 million as of December 31, 2013 ($7.5 million as of December 31, 2012). In addition, we have recorded $0.1 million for preacquistion contingencies as a liability under other current liabilities as of December 31, 2013 ($5.5 million as of December 31, 2012).

Litigation

From time to time, we may be party to legal proceedings incidental to our business. As of December 31, 2013, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and that the amount of the probable loss can be estimated. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations.

21.	Share-Based Payments

We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) in 2005. The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. The Company issues new common shares or uses treasury shares to satisfy option exercises and award releases and had approximately 16.4 million shares of common stock reserved and available for issuance under this plan at December 31, 2013.

Stock Options

During the years ended December 31, 2013 and December 31, 2012, the Company granted 543,903 and 592,829 stock options, respectively. Following are the weighted-average assumptions used in valuing the stock options granted to employees for the years ended December 31:

	2013	2012
Stock price volatility	27.59%	35%
Risk-free interest rate	1.184%	0.83%
Expected life (in years)	6.08	5.94
Dividend rate	0%	0%
Forfeiture rate	4.1%	5.9%

Consolidated Financial Statements F - 38

A summary of the status of employee stock options as of December 31, 2013 and 2012, and changes during the years then ended is presented below:

	Stock Options (in thousands)	Weighted Average Exercise Price US$
Outstanding at January 1, 2013	5,333	$14.16
Granted	544	$20.26
Exercised	(2,398)	$10.59
Forfeited	(46)	$20.19
Expired	(39)	$16.93

Outstanding at December 31, 2013	3,394	$17.54

Vested at December 31, 2013	2,321	$16.99

Vested and expected to vest at December 31, 2013	3,344	$17.54

Outstanding at January 1, 2012	6,527	$13.61
Granted	593	$16.00
Exercised	(1,444)	$11.53
Forfeited	(82)	$18.90
Expired	(261)	$17.64

Outstanding at December 31, 2012	5,333	$14.16

Vested at December 31, 2012	4,252	$13.18

Vested and expected to vest at December 31, 2012	5,257	$14.12

Generally, stock option grants are valued as a single award with a single average expected term and are amortized over the vesting period. The weighted-average grant-date fair value of options granted during the years ended December 31, 2013, and 2012 was $5.79, and $5.37, respectively. The total intrinsic value of options exercised during the years ended December 31, 2013 and 2012 was $25.3 million and $7.2 million, respectively. At December 31, 2013, the unrecognized share-based compensation expense related to employee stock option awards including estimated forfeitures is approximately $3.2 million and will be recognized over a weighted average period of approximately 1.58 years.

At December 31, 2013, and 2012, options were exercisable with respect to 2.3 million and 4.3 million Common Shares at a weighted average price of $16.99 and $13.18 per share, respectively. The options outstanding at December 31, 2013 expire in various years through 2023.

Stock Units

Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period, generally 10 years. The fair market value is determined based on the number of restricted stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 4.7% (2012: 7.1%). At December 31, 2013, there was $123.4 million remaining in unrecognized compensation cost including estimated forfeitures related to these awards, which is expected to be recognized over a weighted average period of 3.0 years (2012: $67.6 million over a weighted average of 2.9 years). The weighted average grant date fair value of restricted stock units granted during the year ended December 31, 2013 was $21.27 (2012: $15.80). The total fair value of restricted stock units released during the years ended December 31, 2013 and 2012 was $22.6 million and $13.3 million, respectively.

A summary of stock units as of December 31, 2013 and 2012, and changes during the year then ended are presented below:

(in thousands)	2013	2012
Outstanding at January, 1st	6,921	5,651
Granted	4,296	2,574
Released	(1,097)	(831)
Forfeited	(424)	(473)

Outstanding at December 31st	9,696	6,921

Vested and expected to vest at December 31st	8,561	5,732

Consolidated Financial Statements F - 39

Compensation Expense

Share-based compensation expense for the years ended December 31, 2013 and 2012 totaled approximately $43.8 million and $29.1 million, respectively as shown in the table below. No share-based compensation cost was capitalized in inventory in 2013 and 2012 as the amounts were not material.

(in thousands)	2013	2012
Cost of sales	$4,165	$2,859
Research and development	8,696	4,712
Sales and marketing	12,344	7,072
General and administrative	18,561	14,414

Share-based compensation expense before taxes	43,766	29,057

Income tax benefit	4,987	7,861

Net share-based compensation expense	$38,779	$21,196

22.	Employee Benefits and Personnel Costs

We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $1.7 million and $3.1 million for the years ended December 31, 2013 and 2012, respectively. In 2013, the total expense was lower partially due to matching amounts which were funded from forfeited amounts. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $0.3 million in each year ended December 31, 2013 and 2012.

We have four defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan and Italy. These defined benefit plans provide benefits to covered individuals satisfying certain age and service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $4.3 million at December 31, 2013 and $3.0 million at December 31, 2012.

Personnel Costs

Personnel costs amounted to $450.8 million in 2013 (2012: $397.2 million). As of December 31, 2013, there were 4,015 employees within the Group (2012: 3,999).

(in thousands)	2013	2012
Salaries and wages	$252,009	$240,890
Social security	48,696	45,323
Share-based payment expense	43,766	29,057
Termination costs	26,883	4,049
Other	79,441	77,885

Personnel Costs	$450,795	$397,204

The personnel costs are allocated to the functional areas in which the respective employees are working or in the case of the incremental termination benefits which are the result of restructuring activities as discussed in Note 6 are recorded in cost of sales and general and administrative, restructuring, integration and other costs.

23.	Related Party Transactions

During 2012 we entered into a development and license agreement with a company in which we also hold an interest. Under the terms of this agreement we paid a total of $7.7 million in 2013 and will be required to pay another $2.0 million which will become due through 2015 based on the achievement of certain milestones.

In 2011, we had a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for consulting services, subject to adjustment. We incurred consulting expenses of approximately $0.1 million as of December 31, 2011 for scientific consulting services under this agreement. In January 2012, the agreement under which Dr. Colpan provided scientific consulting services terminated.

Consolidated Financial Statements F - 40

From time to time, we have transactions with other companies in which we hold an interest all of which are individually and in the aggregate immaterial, as summarized in the table below:

(in thousands)	2013	2012
Net sales	$6,193	$7,068
Accounts receivable	$5,680	$2,651
Accounts payable	$537	$3,699
Loans receivable	$—	$1,674

Compensation of Directors and Officers

Total compensation for members of the Managing Board and Supervisory for the period ended December 31, 2013, amounts to $15.8 million (2012: $16.7 million) as shown in the table below. Total non-periodical remuneration according to Dutch Civil Code included in total compensation for the period ended December 31, 2013 was $5.0 million (2012: $ 3.9 million).

Remuneration of the Managing Board

The tables below state the amounts earned on an accrual basis by our Managing Board members in 2013 and 2012.

For the year ended December 31, 2013 (in US$ thousands, except for number of option and award grants)	Peer M. Schatz	Roland Sackers
Fixed Salary	1,328	581
Other (1)	6	61
Total fixed income 2013	1,334	642
Short-term variable cash bonus	160	59
Total short-term income 2013	1,494	701
Defined contribution on benefit plan	86	97
Number of stock options granted 2013	137,859	43,378
Related recognized compensation expense	420	132
Number of restricted stock units granted 2013	419,717	132,065
Related recognized compensation expense	1,791	563
Number of performance stock units granted 2013 (2) (3)	501,079	158,724
Related recognized compensation expense	830	273

(1)	Amounts include, among others, reimbursed personal expenses such as tax consulting. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.
(2)	Includes Performance Stock Units which are granted as compensation component for the years 2014-2016 and which will replace future stock option grants in this period. The Performance Stock Units are directly linked with the future achievement of QIAGEN’s five-year business plan as well as a mandatory minimum holding level of QIAGEN shares and the standard vesting terms for equity awards apply (vesting of 40% after three years, 50% after five years and 10% after ten years).
(3)	Includes Performance Stock Units which were granted in lieu of a portion of the 2013 cash bonus.

Consolidated Financial Statements F - 41

For the year ended December 31, 2012 (in US$ thousands, except for number of option and award grants)	Peer M. Schatz	Roland Sackers	Dr. Joachim Schorr (1)	Bernd Uder (2)
Fixed Salary	1,226	540	113	344
Other (3)	5	34	635	20
Total fixed income 2012	1,231	574	748	364
Short-term variable cash bonus	168	60	—	85
Total short-term income 2012	1,399	634	748	449
Defined contribution on benefit plan	84	86	10	52
Number of stock options granted 2012	134,109	44,945	—	19,549
Related recognized compensation expense	339	113	—	49
Number of restricted stock units granted 2012	465,181	155,901	—	45,207
Related recognized compensation expense	1,449	485	—	106
Number of performance stock units granted 2012	50,540	17,213	—	66,384
Related recognized compensation expense	406	138	—	295

(1)	Dr. Joachim Schorr was a member of our Managing Board until April 30, 2012.
(2)	Bernd Uder was a member of our Managing Board until December 31, 2012.
(3)	Amounts include, among others, separation payments, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. The value of such reimbursed personal expenses is reported above as “other.” Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

Remuneration of the Supervisory Board

The following table summarizes the total compensation paid to the members of the Supervisory Board in 2013 and 2012:

For the year ended December 31, 2013 (in US$ thousands, except for number of share grants and options)	Prof. Dr. Detlev Riesner	Stéphane Bancel	Dr. Werner Brandt	Dr. Metin Colpan	Prof. Dr. Manfred Karobath	Lawrence A. Rosen	Elizabeth E. Tallett
Short-term compensation 2013
Fixed remuneration	41.1	20.5	41.1	41.1	41.1	20.5	41.1
Chairman / vice chairman committee	27.4	—	24.0	—	3.4	—	—
Meeting attendance	9.6	5.5	8.2	9.6	9.6	6.9	8.2
Committee membership	—	3.4	—	—	6.8	5.1	17.1
Subcommittee meeting attendance	5.5	1.4	—	4.1	5.5	—	—
Variable cash bonus	—	—	—	—	—	—	—

	83.6	30.8	73.3	54.8	66.4	32.5	66.4

Long-term compensation 2013
Number of stock options granted	0	0	0	0	0	0	0
Related recognized compensation expense	—	—	—	—	—	—	—
Number of restricted stock units granted	10,000	0	10,000	10,000	10,000	0	10,000
Related recognized compensation expense	137	—	41	41	137	—	73

Consolidated Financial Statements F - 42

For the year ended December 31, 2012 (in US$ thousands, except for number of share grants and options)	Prof. Dr. Detlev Riesner	Dr. Werner Brandt	Dr. Metin Colpan	Erik Hornnaess	Prof. Dr. Manfred Karobath	Heino von Prondzynski	Elizabeth E. Tallett
Short-term compensation 2012
Fixed remuneration	38.5	38.5	38.5	38.5	38.5	38.5	38.5
Chairman / vice chairman committee	25.7	19.3	—	19.3	—	—	—
Meeting attendance	6.5	6.5	6.5	6.5	6.5	5.0	5.0
Committee membership	—	—	—	9.5	6.5	—	16.0
Subcommittee meeting attendance	3.8	—	3.8	—	2.5	2.5	—
Variable cash bonus	6.5	6.5	6.5	6.5	6.5	6.5	6.5

	81.0	70.8	55.3	80.3	60.5	52.5	66.0

Long-term compensation 2012
Number of stock options granted	1,563	1,563	1,563	1,563	1,563	1,563	1,563
Related recognized compensation expense	4	4	4	4	4	4	4
Number of restricted stock units granted	10,000	10,000	10,000	10,000	10,000	10,000	10,000
Related recognized compensation expense	25	25	25	25	25	25	25

Supervisory Board and Managing Board members’ interests in QIAGEN N.V. shares

Share Ownership

The following table sets forth certain information as of January 31, 2014 concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons.

Name and Country of Residence	Shares Beneficially Owned Number	Percent Ownership
Peer M. Schatz, Germany	1,922,260	0.82%
Prof. Dr. Detlev H. Riesner, Germany	1,456,585	0.62%
Dr. Werner Brandt, Germany	10,664	*
Dr. Metin Colpan, Germany	4,152,553	1.78%
Professor Dr. Manfred Karobath, Austria	10,607	*

*	Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 31, 2014.

24.	Fair Value Measurements

Financial Instruments are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1, Observable inputs, such as quoted prices in active markets;

Level 2, Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and

Level 3, Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Consolidated Financial Statements F - 43

Our assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, derivative contracts used to hedge currency and interest rate risk, which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals, which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below. In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. We value contingent consideration liabilities using Level 3 unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones and the discount rate, to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements.

As of December 31, 2013, we held the following financial instruments carried at fair value on the statement of financial position:

(in thousands)	2013	Level 1	Level 2	Level 3
Available-for-sale financial assets, current	$49,923	$8,550	$41,373	$—
Foreign exchange contracts, undesignated	2,533	—	2,533	—

Assets	$52,456	$8,550	$43,906	$—

Foreign exchange contracts, undesignated	14,518	—	14,518	—
Contingent consideration	6,127	—	—	6,127

Liabilities	$20,645	$—	$14,518	$6,127

As of December 31, 2012, we held the following financial instruments carried at fair value on the statement of financial position:

(in thousands)	2012	Level 1	Level 2	Level 3
Available-for-sale financial assets	$90,451	$7,989	$82,462	$—
Foreign exchange contracts, undesignated	833	—	833	—

Assets	$91,284	$7,989	$83,295	$—

Foreign exchange contracts, undesignated	12,911	—	12,911	—
Contingent consideration	18,983	—	—	18,983

Liabilities	$31,894	$—	$12,911	$18,983

For liabilities with Level 3 inputs, the following table summarizes the activity as of December 31, 2013 and 2012:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Contingent Consideration (in thousands) (unaudited)	2013	2012
Beginning balance as at January 1st	$18,983	$38,646
Additions from acquisitions	2,065	16,875
Payments	(3,834)	(6,008)
Gain included in earnings	(11,127)	(11,463)
Reversals	—	(19,129)
Foreign currency translation	40	62

Acquisition related costs as at December 31st	$6,127	$18,983

For the years ended December 31, 2013 and 2012, the gains of $11.1 million and $11.5 million were recognized in earnings as follows: $10.6 million and $6.7 million in cost of sales and $0.5 million and $4.8 million in general and administrative, restructuring, integration and other, respectively. Additionally, during 2012, a reduction in the fair value of contingent consideration of $19.1 million was recorded against goodwill shortly after the acquisition and during the measurement period.

Consolidated Financial Statements F - 44

25.	Financial Risk Factors and Use of Derivative Financial Instruments

25.1. Financial Risks

Market risk

The Group is exposed to market risk primarily related to foreign currency exchange rates, interest rates and the market value of investments in financial assets and equity securities. These exposures are centrally managed and are regulated by internal guidelines which require regular internal risk analysis. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments relating to interest rate and foreign exchange risks. In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. All derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value with any change in fair value recognized in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness.

Foreign currency exchange rates

The Group presents its consolidated financial statements in U.S. dollar. As a consequence of the global nature of QIAGEN’s business, the Group is exposed to foreign currency exchange rate movements, primarily in European and Asian countries. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. To manage such foreign exchange risk the, entities of the group use foreign exchange swaps and forwards, foreign exchange options and cross-currency swaps, transacted exclusively by our Global Treasury department. Net investments in QIAGEN affiliates with a functional currency other than the U.S. dollar are of long-term nature and the Group does not hedge such foreign currency translation exposures.

A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Swiss franc, and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. In general terms, depreciation of the U.S. dollar against our other foreign currencies will increase reported net sales. However, this effect is, at least partially, offset by the fact, that we also incur substantial expenses in foreign currencies.

We have significant production and manufacturing facilities located in Germany, China, the United Kingdom, France and the United States, and intercompany sales of inventory also expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. Payment for intercompany purchases of inventory is required within 30 days from invoice date. The delay between the date the manufacturing subsidiaries record revenue and the date when the payment is received from the purchasing subsidiaries exposes us to foreign exchange risk. To the extent practicable, such exposures are offset by operational measures, which include intercompany factoring transactions. We have entered into in the past, and may enter into in the future, foreign exchange derivatives, including forward contracts and options, to manage the remaining foreign exchange risk.

For the presentation of market risks, IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or loss and shareholders’ equity. Currency risks as defined by IFRS 7 arise on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature; differences resulting from the translation of financial statements into the Group’s presentation currency are not taken into consideration. Relevant risk variables are generally all non-functional currencies in which QIAGEN has financial instruments.

QIAGEN is exposed to currency risks from financial derivatives. If each of the respective currency pairs for which the Group has financial derivatives in place, which do not qualify for hedge accounting in accordance with IAS 39, varied from the rates used for the preparation of the consolidated financial statements, this would have had an effect on the net income of the Group. If, at December 31, 2013, the U.S. dollar had gained or lost 10 % against all identified major currencies, the estimated effect would have been approximately $47.3 million gain or $57.8 million loss, respectively (2012: $51.4 million gain or $62.8 million loss). Any effect would have been almost fully off-set by corresponding valuation adjustments in the positions, which economically had been hedged by these financial derivatives. Accordingly, the net effect of such variance in currency rates would not have been material.

Consolidated Financial Statements F - 45

Interest rates

The Group is exposed to interest rate risk by floating rate financial debt and floating rate financial assets. This exposure is managed by varying the proportion of fixed and floating rate debt, while all non-derivative financial assets pay interest on floating rates. Net financial income earned on the Group’s net financial assets is generally affected by changes in the level of interest rates, principally the Euro and the U.S. dollar interest rate.

At December 31, 2013, we had $331.0 million in cash and cash equivalents (2012: $394.7 million). Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment securities. A hypothetical adverse 10% movement in market interest rates would not materially impact earnings.

Borrowings against lines of credit are at variable interest rates. We had insignificant amounts outstanding against our lines of credit at December 31, 2013 and 2012. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

At December 31, 2013, we had $845.5 million in current and non-current debt (2012: $842.6 million). A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

Liquidity risk

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including acquisitions. As of December 31, 2013 and 2012, we had cash and cash equivalents of $331.0 million and $394.7 million, respectively, and investments in current marketable securities of $49.9 million and $90.5 million, respectively. Cash and cash equivalents are primarily held in Euros and U.S. dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. As of December 31, 2013 and 2012, we had working capital of $526.0 million and $683.7 million, respectively.

In December 2011, we entered into a €400.0 million syndicated multi-currency revolving credit facility expiring December 2016 of which no amounts were utilized December 31, 2013. We have additional credit lines totaling €36.6 million with no expiration date, none of which was utilized as of December 31, 2013. We also have finance lease obligations, including interest, in the amount of $18.3 million (2012: $22.8 million), and repayment obligations of $845.5 million for long-term debt (2012: $842.6 million).

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. The availability of debt financing has also been negatively impacted by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all new customers. There were no significant concentrations of credit risk during the reporting period. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position.

Credit risk is managed on group basis, except for credit risk relating to accounts receivable balances. Each local entity is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered.

Counterparty risk

We define counterparty risk as the part of credit risk that results from financial transactions. It includes the credit risk that arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions and furthermore the issuer risk on debt securities, settlement risk on derivative and money market transactions. Counterparty risk is managed by dealing only with entities that have been approved internally by the CFO and the continuous monitoring of the counterparties credit standing as evidenced by public credit ratings, share prices and credit default swap levels. We believe that all of our counterparties represent a good credit risk and we therefore do not expect any losses due to non-performance by these counterparties.

Consolidated Financial Statements F - 46

Fair values

The carrying amounts of financial assets and financial liabilities currently approximate their fair values. Investments in unquoted equity instruments are measured at cost as their fair values cannot be measured reliably due to the lack of reliable information needed for the determination of the fair values. However, it is estimated that the carrying amounts of these investment approximate their fair values. Fair values of different classes of financial assets and financial liabilities are determined based on exchanges of assets and settlements of liabilities in past transactions.

Equity prices

The Group is exposed to equity price risks on the marketable portion of the available-for-sale equity securities. Equity securities typically relate to other biotechnology and research companies. Equity securities are not purchased as part of the normal day-to-day management of financial assets but must be authorized by the Supervisory Board.

At December 31, 2013, the Company had investments in current available-for-sale debt securities which had a fair market value and cost of approximately $49.9 million (2012: $90.5 million).

Commodities

The Group has exposures to price risk related to anticipated purchases of certain commodities used as raw materials in its business. A change in commodity prices may alter the gross margin, but due to the limited exposure to any single raw material, a price change is unlikely to have a material unforeseen impact on the Group’s earnings.

25.2. Use of Derivative Financial Instruments

Derivatives and Hedging

In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We do not offset the fair value of derivative instruments with cash collateral held or received from the same counterparty under a master netting arrangement.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. As of December 31, 2013 and 2012, we did not have any derivatives that were accounted for as hedging instruments. In 2013 and 2012, we did not record any hedge ineffectiveness related to any cash-flow hedges in earnings and did not discontinue any cash-flow hedges. The cash flows derived from derivatives, including those that are not designated as hedges, are classified in the operating section of the consolidated statements of cash flows.

Foreign Currency Derivatives

As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts, foreign exchange options and cross-currency swaps.

In 2012, we were party to cross-currency swaps with a notional amount of $120.0 million which qualified as cash-flow hedges until maturity in November 2012.

Consolidated Financial Statements F - 47

Undesignated Derivative Instruments

We are party to various foreign exchange forward and swap arrangements which had, at December 31, 2013, an aggregate notional value of approximately $842.1 million and fair values of $2.5 million and $(14.5) million, which are included in other current assets and other current liabilities, respectively, and which expire at various dates through April 2014. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in financial income (expense).

We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2012, an aggregate notional value of approximately $574.5 million and fair values of $0.8 million and $(12.9) million, which are included in other current assets and other current liabilities, respectively, and which expired at various dates through April 2013. The transactions have been used to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in financial income (expense).

26.	Additional Information for Financial Instruments

The tables below present the carrying amounts, measurements in accordance with IAS 39 and fair values as of December 31, 2013 and 2012:

December 31, 2013 (US$ thousands)	Category	Total Carrying Amount	Amortized Cost	Cost	At Fair Value
Assets
Cash and cash equivalents	LaR	330,962	330,962	—	—
Available-for-sale assets	AfS	65,299	—	15,376	49,923
Trade accounts receivable	LaR	259,710	259,710	—	—
Derivatives, undesignated	FVTPL	2,533	—	—	2,533
Liabilities
Financial debts	FLAC	(845,483)	(845,483)	—	—
Finance lease obligations	N/A	(16,296)	(16,296)	—	—
Trade accounts payable	FLAC	(50,869)	(50,869)	—	—
Derivatives, undesignated	FVTPL	(14,518)	—	—	(14,518)
Contingent consideration	FVTPL	(6,127)		—	(6,127)
Aggregated by category
Loans and Receivables (LaR)		590,672	590,672	—	—
Available-for-Sales Financial Assets (AfS)		65,299	—	15,376	49,923
Financial Liabilities measured at Amortized Cost (FLAC)		(896,352)	(896,352)	—	—
Instruments at fair value through profit or loss (FVTPL)		(18,112)	—	—	(18,112)

December 31, 2012 (US$ thousands)	Category	Total Carrying Amount	Amortized Cost	Cost	At Fair Value
Assets
Cash and cash equivalents	LaR	394,702	394,702	—	—
Available-for-sale assets	AfS	105,962	—	15,511	90,451
Trade accounts receivable	LaR	250,729	250,729	—	—
Derivatives, undesignated	FVTPL	833	—	—	833
Liabilities
Financial debts	FLAC	(842,633)	(842,633)	—	—
Finance lease obligations	N/A	(19,888)	(19,888)	—	—
Trade accounts payable	FLAC	(51,311)	(51,311)	—	—
Derivatives, undesignated	FVTPL	(12,911)	—	—	(12,911)
Contingent consideration	FVTPL	(18,983)	—	—	(18,983)
Aggregated by category
Loans and receivables (LaR)		645,431	645,431	—	—
Available-for-sales financial assets (AfS)		105,962	—	15,511	90,451
Financial liabilities measured at amortized cost (FLAC)		(893,944)	(893,944)	—	—
Instruments at fair value through profit or loss (FVTPL)		(31,061)	—	—	(31,061)

Consolidated Financial Statements F - 48

Cash and cash equivalents, notes receivable, trade accounts receivable and other assets have short times to maturity. For this reason, their carrying amounts at the reporting date approximate the fair values.

Investments in unquoted equity instruments shown as available-for-sale assets are measured at cost as their fair values cannot be measured reliably due to the lack of reliable information needed for the determination of the fair values. However, it is estimated that the carrying amounts of these investment approximate their fair values.

The fair values of other non-current assets correspond to the present values of the payments related to the assets, taking into account the current interest rate parameters that reflect market and partner-based changes to terms and conditions and expectations.

Trade accounts payable generally have short times to maturity; the value reported approximates the fair value.

The fair values of the quoted financial debts equal the nominal amounts multiplied by the price quotations at the reporting date. The fair values of other financial liabilities are calculated as the present values of the payments associated with the liabilities.

As of December 31, 2013 and 2012, fair values of financial debts amount to $1,023.4 million and $970.1 million, respectively. The carrying amounts of all other financial assets and financial liabilities approximate their fair values.

As of December 31, 2013 and 2012, there are no significant concentrations of risks arising from financial instruments.

The table below presents the carrying amounts of financial instruments and their fair values as of December 31, 2013 and 2012:

	December 31, 2013		December 31, 2012
(in US$ thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	330,962	330,962	394,702	394,702
Available-for-sale assets	65,299	65,299	105,962	105,962
Trade accounts receivable	259,710	259,710	250,729	250,729
Derivatives measured at fair value through profit or loss	2,533	2,533	833	833
Financial liabilities
Financial debts	(845,483)	1,023,437	(842,633)	(970,084)
Finance lease obligations	(16,296)	(16,296)	(19,888)	(19,888)
Trade accounts payable	(50,869)	(50,869)	(51,311)	(51,311)
Contingent consideration	(6,127)	(6,127)	(18,983)	(18,983)
Instruments measured at fair value through profit or loss	(18,112)	(18,112)	(31,061)	(31,061)

Net Results by Category

December 31, 2013

		Subsequent Measurement
(in thousands)	From interest	At fair value	Allowances / Impairments	De- recognition	Net result
Loans and receivables (LaR)	$4,789	$—	$—	$—	$4,789
Available-for-sales financial assets (AfS)	—	—	(3,343)	—	(3,343)
Financial liabilities measured at amortized cost (FLAC)	(30,309)	—	—	—	(30,309)

Net result	$(25,520)	$—	$(3,343)	$—	$(28,863)

Interest from financial instruments is recognized in financial expense.

The Company recognizes the other components of net gain/loss in other financial income/expense, except for impairments of trade receivables that are classified as “loans and receivables” which are reported under general and administrative, restructuring, integration and other expense.

Consolidated Financial Statements F - 49

The information for the comparative period is provided below:

December 31, 2012

		Subsequent Measurement
(in thousands)	From interest	At fair value	Allowances / Impairments	De-recognition	Net result
Loans and receivables (LaR)	$3,786	$—	$—	$—	$3,786
Available-for-sales financial assets (AfS)	—	—	(3,359)	—	(3,359)
Financial liabilities measured at amortized cost (FLAC)	(32,491)	—	—	—	(32,491)

Net result	$(28,705)	$—	$(3,359)	$—	$(32,064)

27.	Capital Management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to ensure financial flexibility to execute the Group’s strategic growth targets. We regularly review our capital structure to ensure a low cost of capital to enhance shareholder value. The Group’s overall strategy remains unchanged from 2012 and we are not subject to any externally imposed capital requirements. All common shares issued are fully paid.

In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400 million as discussed in Note 15. Approximately €170 million (approximately $220 million) of proceeds from the notes were used to repay amounts outstanding under a short-term revolving credit facility. The remainder of the proceeds provides additional resources to support QIAGEN’s longer-term business expansion.

On March 19, 2014, we completed the repurchase of $293.9 million notional amount of the 2006 Notes discussed in Note 15. In order to finance the repurchase and also raise $300 million of net proceeds, we issued $730 million of new senior unsecured cash settled convertible notes, $430 million of which are due in 2019 and bear interest at an annual rate of 0.375% and $300 million of which are due in 2021 and bear interest at an annual rate of 0.875%. The net proceeds from these transactions, which are designed to secure long-term financing at low interest rates and neutralize potential dilution from the 2006 Notes, are planned to be used for general corporate purposes.

Additionally during 2012 and 2013, we commenced two $100 million share repurchase programs as discussed in Note 18. Repurchased shares will be held in treasury in order to satisfy various obligations, which include exchangeable debt instruments and employee share-based remuneration plans.

An important indicator of capital management efforts is the ratio of shareholders’ equity compared to total assets as shown in the consolidated statement of financial position:

(in thousands, except of ratio)	2013	2012
Shareholders’ equity attributable to equity holders of the parent	$2,777,385	$2,784,431
Total Assets	$4,091,506	$4,121,530
Shareholders’ equity ratio in %	68%	68%

28.	Subsequent Events

Since December 31, 2013 and through April 11, 2014, we have repurchased 2.3 million shares of common shares under the share repurchase program discussed more fully in Note 18, for approximately $51.0 million, in total.

On March 19, 2014, we completed the repurchase of $293.9 million notional amount of the 2006 Notes discussed in Note 15. In order to finance the repurchase and also raise $300 million of net proceeds, we issued $730 million of new senior unsecured cash settled convertible notes, $430 million of which are due in 2019 and bear interest at an annual rate of 0.375% and $300 million of which are due in 2021 and bear interest at an annual rate of 0.875%. The initial conversion price of both the 2019 and 2021 Notes is $28.34 per share of common stock. In the event of an exercise of the conversion right, Noteholders will receive a cash amount equal to the value of the common shares underlying the Notes. We also entered into derivative transactions to increase the effective conversion price of the newly issued notes.

Consolidated Financial Statements F - 50

29.	Consolidated Companies

The following is a list of the Company’s subsidiaries as of December 31, 2013, other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary:

Company Name	Jurisdiction of Incorporation	Ownership
AmniSure International LLC	USA	100%
Cellestis Limited	Australia	100%
Cellestis Inc.	USA	100%
Corbett Research Ltd Pty	Australia	100%
Corbett Robotics Pty	Australia	100%
Intelligent BioSystem, Inc.	USA	100%
QIAGEN Aarhus AS	Denmark	100%
QIAGEN Australia Holding	Australia	100%
QIAGEN AB	Sweden	100%
QIAGEN Inc. (Canada)	Canada	100%
QIAGEN Deutschland Holding GmbH	Germany	100%
QIAGEN Gaithersburg, Inc.	Delaware	100%
QIAGEN GmbH	Germany	100%
QIAGEN Hamburg GmbH	Germany	100%
QIAGEN, U.S. Finance Holdings	Luxemburg	100%
QIAGEN, Finance (MALTA) Ltd	Malta	100%
QIAGEN, Inc. (USA)	USA	100%
QIAGEN Instruments AG	Switzerland	100%
QIAGEN K.K.	Japan	100%
QIAGEN Lake Constance GmbH	Germany	100%
QIAGEN Ltd.	UK	100%
QIAGEN Manchester Ltd.	UK	100%
QIAGEN Marseille	France	89.96%
QIAGEN Mexico	Mexico	100%
QIAGEN North American Holdings Inc.	USA	100%
QIAGEN Pty. Ltd.	Australia	100%
QIAGEN Redwood City, Inc.	USA	100%
QIAGEN SA	France	100%
QIAGEN Sciences, LLC	USA	100%
QIAGEN Shenzhen Co. Ltd.	China	100%
QIAGEN SpA	Italy	100%
Quanta Biosciences, Inc.	USA	100%
SABiosciences	USA	100%

30.	Fees Paid to External Auditors

The service fees recognized in the consolidated financial statements 2013 and 2012 for the Ernst & Young network are as follows:

(in thousands)	2013	2012
Audit fees	$1,161	$1,211
Audit related fees	585	739
Tax fees	275	560
All other fees	1,883	1,398

Total	$3,904	$3,908

Consolidated Financial Statements F - 51

Signatures

Venlo, the Netherlands,

April 25, 2014

Peer M. Schatz	Roland Sackers

Chief Executive Officer	Chief Financial Officer

Consolidated Financial Statements F - 52

QIAGEN N.V.

COMPANY FINANCIAL STATEMENTS

Company Financial Statements F - 53

QIAGEN N.V.

COMPANY FINANCIAL STATEMENTS

(in thousands)

	Note	December 31, 2013	December 31, 2012
BALANCE SHEETS
Assets
Other intangible assets	(2)	$771	$1,047
Goodwill	(3)	109,293	57,424
Property, plant and equipment	(4)	139	179
Non-current available-for-sale financial instruments	(5)	10,515	11,458
Financial assets	(6)	2,151,775	2,262,057

Total non-current assets		2,272,493	2,332,165

Prepaid expenses and other current assets		7,214	7,443
Receivables from Group Companies		804,532	625,372
Current available-for-sale financial instruments	(5)	41,373	82,463
Cash and cash equivalents		115,129	166,026

Total current assets		968,248	881,304

Total assets		3,240,741	3,213,469

Shareholders’ equity and liabilities
Common shares	(8)	3,183	3,041
Share premium		1,960,465	1,884,547
Retained earnings	(10)	848,354	706,403
Net income for the period		46,016	126,191
Legal reserves		34,854	51,061
Cumulative foreign currency translation adjustments		1,126	48,843
Treasury shares		(116,613)	(35,653)

Total shareholders’ equity		2,777,385	2,784,433

Long-term debt	(7)	400,000	400,000
Payables to Group Companies		41,489	9,588
Accrued liabilities		21,386	18,614
Trade accounts payable		481	834

Total liabilities		463,356	429,036

Total shareholders’ equity and liabilities		$3,240,741	$3,213,469

INCOME STATEMENTS
Net income from investments (after tax)		$123,423	$151,093
Other income (after tax)		(77,407)	(24,902)

Net income for the period		$46,016	$126,191

The accompanying notes are an integral part of these company financial statements.

Company Financial Statements F - 54

QIAGEN N.V.

COMPANY FINANCIAL STATEMENTS

(in thousands)

Statements of Changes in Equity

for the year ended December 31, 2012

		Common shares		Share premium	Retained earnings	Net Income	Legal Reserves	Foreign currency translation	Treasury shares		Total shareholders’ equity
		Shares	Amount						Shares	Amount
At January 1, 2012		234,221	$3,260	$1,842,648	$679,307	$43,141	$34,254	$20,709	—	$—	$2,623,319
Appropriation of prior year net income		—	—	—	43,141	(43,141)	—	—	—	—	—
Net income for the period		—	—	—	—	126,191	—	—	—	—	126,191
Income and expense directly recognized in equity		—	—	—	—	—	762	27,885	—	—	28,647
Allocation to legal reserves		—	—	—	(16,045)	—	16,045	—	—	—	—
Effect from foreign currency translation		—	(249)	—	—	—	—	249	—	—	—
Purchase of treasury shares		—	—	—	—	—	—	—	(1,943)	(35,653)	(35,653)
Stock awards and options		2,266	30	41,899	—	—	—	—	—	—	41,929

At December 31, 2012		236,487	$3,041	$1,884,547	$706,403	$126,191	$51,061	$48,843	(1,943)	$(35,653)	$2,784,433

for the year ended December 31, 2013
		Common shares		Share premium	Retained earnings	Net Income	Legal Reserves	Foreign currency translation	Treasury shares		Total shareholders’ equity
	Note	Shares	Amount						Shares	Amount
At January 1, 2013		236,487	$3,041	$1,884,547	$706,403	$126,191	$51,061	$48,843	(1,943)	$(35,653)	$2,784,433
Appropriation of prior year net income		—	—	—	126,191	(126,191)	—	—	—	—	—
Net income for the period		—	—	—	—	46,016	—	—	—	—	46,016
Allocation to legal reserves	(10)	—	—	—	16,207	—	(16,207)	—	—	—	—
Effect from foreign currency translation		—	99	—	(371)	—	—	(47,717)	—	—	(47,989)
Purchase of treasury shares		—	—	—	—	—	—	—	(4,149)	(86,029)	(86,029)
Stock awards and options		2,266	43	75,918	(76)	—	—	—	275	5,069	80,954

At December 31, 2013		238,753	$3,183	$1,960,465	$848,354	$46,016	$34,854	$1,126	(5,817)	$(116,613)	$2,777,385

The accompanying notes are an integral part of these company financial statements.

Company Financial Statements F - 55

QIAGEN N.V.

NOTES TO THE COMPANY FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

1. Accounting Policies

The financial statements of QIAGEN N.V. (the ‘Company’) included in this section are prepared in accordance with IFRS accounting principles as used in the QIAGEN N.V. Consolidated Financial Statements, considering the provisions of part 9 of Book 2 of the Dutch Civil Code.

Subsidiaries are accounted for using the net equity value in these Company Financial Statements. Certain reclassifications were made to the 2012 Balance Sheet to align with the current year presentation in the line items for Other Intangible Assets, Goodwill, Property, Plant and Equipment, Financial Fixed Assets and Receivables from Group Companies.

As the financial data of QIAGEN N.V. is included in the Consolidated Financial Statements, the income statement of QIAGEN N.V. is condensed and includes only the net income from investments after tax and other income after tax in conformity with section 402 of Book 2 of the Dutch Civil Code.

2.	Other Intangible Assets

Intangible assets represent developed technology, patent rights and licenses. There were no additions to intangible assets during the reporting periods 2013 and 2012. The historic cost of patent rights and licenses as of December 31, 2013 and 2012 was $8.1 million. The accumulated amortization as of December 31, 2013 and 2012 amounted to $7.3 million and $7.0 million, respectively. Amortization charge considered during the reporting 2013 was $0.3 million (2012: $0.3 million).

3.	Goodwill

Goodwill development during the reporting period 2013 and 2012 was as follows:

(in thousands)	2013	2012
Goodwill as at January, 1st	$57,424	$72,327
Goodwill acquired during the year	48,485	—
Purchase price adjustments	—	(18,805)
Currency adjustments	3,384	3,902

Goodwill as at December, 31st	$109,293	$57,424

Goodwill acquired during 2013 is in connection with the acquisition of CLC bio.

Purchase price adjustments to goodwill during 2012 of $18.8 million include $13.3 million related to the 2011 acquisition of Ipsogen S.A. and $5.5 million related to the 2009 acquisition of DxS Ltd.

4.	Property, Plant and Equipment

The changes in property, plant and equipment are as follows for the years ended December 31, 2013 and 2012:

(in thousands)	2013	2012
Beginning Balance	$179	$123
Additions	11	101
Depreciation	(51)	(45)

Net book value	$139	$179

The historic cost as of December 31, 2013 and 2012 for property, plant and equipment was $0.4 million and $0.3 million, respectively. Accumulated depreciation as of December 31, 2013 and 2012 was $0.2 million and $0.2 million, respectively.

Company Financial Statements F - 56

5.	Available-for-sale Financial Instruments

At December 31, 2013, the Company had short-term investments in unquoted debt securities which had a fair market value and cost of approximately $41.4 million (2012: $82.5 million) in current available-for-sale financial instruments. At December 31, 2013, the Company holds investments of $10.5 million for non-controlling interests in privately-held companies which are classified as non-current available-for-sale equity securities (2012: $11.5 million). The investments are accounted for under the cost-method.

(in thousands)	2013	2012
Unquoted equity securities	$10,515	$11,458
Unquoted debt securities	41,373	82,462

Available-for-sale financial Instruments	$51,888	$93,920

thereof current Afs financial instruments	$41,373	$82,462
thereof non-current Afs financial instruments	$10,515	$11,458

6.	Financial Assets

The financial assets are presented in the statements of financial position based on either their net asset value in accordance with the aforementioned accounting principles of the Consolidated Financial Statements, or at amortized cost.

(in thousands)	Total	Investments in subsidiaries	Participation interest	Loans receivable
January 1, 2012	$2,143,141	$1,926,095	$4,144	$212,902
Increases	131,144	—	—	131,144
Decreases	(466,378)	(466,378)	—	—
Dividends received	(69,784)	(69,784)	—	—
Share of net profit	495,846	496,069	(223)	—
Translation adjustments	28,088	28,088	—	—

December 31, 2012	$2,262,057	$1,914,090	$3,921	$344,046

(in thousands)	Total	Investments in subsidiaries	Participation interest	Loans receivable
January 1, 2013	$2,262,057	$1,914,090	$3,921	$344,046
Increases	121,970	114,935	1,045	5,990
Decreases	(56,522)	—	—	(56,522)
Dividends received	(98,026)	(98,026)	—	—
Share of net profit	(77,791)	(77,407)	(384)	—
Translation adjustments	87	87	—	—

December 31, 2013	$2,151,775	$1,853,679	$4,582	$293,514

7.	Long-Term Debt

Information on the long-term debt of $400.0 million is provided under Note 15 to the Consolidated Financial Statements of the Group.

Company Financial Statements F - 57

8.	Common Shares

The authorized classes of our shares consist of Common Shares, Preference Shares and Financing Preference Shares. No Financing Preference Shares or Preference Shares have been issued. The Company had the following authorized shares issued and outstanding as per end of December 31, 2013:

Authorized, (in thousands)	2013	2012
Common shares	410,000	410,000
Preference shares	450,000	450,000
Financing preference shares	40,000	40,000

At December 31st	900,000	900,000

Issued and outstanding, (in thousands)	2013	2012
Common shares issued	239,707	236,487
Treasury shares	(5,817)	(1,943)

Outstanding at December 31st	233,890	234,544

Par value in EUR per share	2013	2012
Common shares	0.01	0.01
Preference shares	0.01	0.01
Financing preference shares	0.01	0.01

Par value in EUR (in thousands)	2013	2012
Common shares issued	2,397.07	2,364.87
At December 31st	2,397.07	2,364.87

Company Financial Statements F - 58

9.	Subsidiaries

The following is a list of the Company’s subsidiaries as of December 31, 2013, other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary:

Company	Country	Ownership	Voting Rights
AmniSure International LLC	USA	100%	100%
Cellestis Limited	Australia	100%	100%
Cellestis Inc.	USA	100%	100%
Corbett Research Pty. Ltd.	Australia	100%	100%
Corbett Robotics Pty. Ltd.	Australia	100%	100%
Intelligent BioSystem, Inc.	USA	100%	100%
QIAGEN Aauhus AS	Denmark	100%	100%
QIAGEN Australia Holding	Australia	100%	100%
QIAGEN AB	Sweden	100%	100%
QIAGEN Inc. (Canada)	Canada	100%	100%
QIAGEN Deutschland Holding GmbH	Germany	100%	100%
QIAGEN Gaithersburg, Inc.	USA	100%	100%
QIAGEN GmbH	Germany	100%	100%
QIAGEN Hamburg GmbH	Germany	100%	100%
QIAGEN, U.S. Finance Holdings	Luxemburg	100%	100%
QIAGEN, Finance (MALTA) Ltd	Malta	100%	100%
QIAGEN, Inc. (USA)	USA	100%	100%
QIAGEN Instruments AG	Switzerland	100%	100%
QIAGEN K.K.	Japan	100%	100%
QIAGEN Lake Constance GmbH	Germany	100%	100%
QIAGEN Ltd.	UK	100%	100%
QIAGEN Manchester Ltd.	UK	100%	100%
QIAGEN Marseille	France	89.4%	89.4%
QIAGEN Mexico	Mexico	100%	100%
QIAGEN North American Holding Inc.	USA	100%	100%
QIAGEN Pty. Ltd.	Australia	100%	100%
QIAGEN Redwood City, Inc.	USA	100%	100%
QIAGEN SA	France	100%	100%
QIAGEN Sciences LLC	USA	100%	100%
QIAGEN Shenzhen Co. Ltd.	China	100%	100%
QIAGEN SpA	Italy	100%	100%
Quanta Biosciences, Inc.	USA	100%	100%
SA Biosciences	USA	100%	100%

10.	Legal Reserve

Legal reserves as of December 31, 2013 and December 31, 2012 were $34.9 million and $51.1 million, respectively. The legal reserves were set up in connection with capitalized development expenses of $16.2 million in 2013 and $16.0 million in 2012 and effects recognized directly in equity relating to hedge accounting of $0.8 million for 2012.

11.	Employee Information

The average number of employees during the year 2013 was 19 (2012: 19).

12.	Remuneration of Directors and Officers

Information on remuneration of the members of the Managing and Supervisory Board is provided under Note 23 to the Consolidated Financial Statements of the Group.

Company Financial Statements F - 59

13.	Audit Fees

At our 2013 Annual General Meeting of Shareholders held on June 26, 2013, our shareholders appointed Ernst & Young Accountants LLP to serve as our auditors for the fiscal year ended December 31, 2013. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young Network:

	2013		2012
(in thousands)	E&Y Network	E&Y LLP Netherlands	E&Y Network	E&Y LLP Netherlands
Fees for the audit and review	$1,082	$79	$1,133	$78
Other assurance services	585	—	739	—
Fees for tax services	275	—	560	—
All other fees	1,883	—	1,398	—

Service fees to external auditors	$3,825	$79	$3,830	$78

Fees for audit and review of financial statements consist of fees and expenses billed for the annual audit and quarterly review of QIAGEN’s consolidated financial statements. They also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the Securities Exchange Commission.

14.	Guarantees

In connection with the issuance of convertible notes in the amount of $150 million by QIAGEN Finance (Luxembourg) S.A. in 2004 the Company is fully and unconditionally guaranteeing payments of principal and interest on the notes.

In connection with the issuance of convertible notes in the amount of $300 million by QIAGEN Euro Finance (Luxembourg) S.A. in 2006 the Company is fully and unconditionally guaranteeing payments of principal and interest on the notes.

The Company has granted a guarantee to the lenders in the €400 million syndicated revolving credit facility as security for any drawings under such facility of its subsidiaries. No amounts had been borrowed by any subsidiary of the Company under such facility as of December 31, 2013.

Signatures

Venlo, the Netherlands,

April 25, 2014 Peer M. Schatz	Roland Sackers

Chief Executive Officer	Chief Financial Officer

Company Financial Statements F - 60

OTHER INFORMATION

Other Information F - 61

Appropriation of Net Income

According to Article 40 till 42 of the articles of association, the allocation of net income will be as follows. Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual report as adopted by the General Meeting of Shareholders. Distributions may not be made if the distribution would reduce the shareholders’ equity below the sum of the paid-up capital and any reserves required by Dutch Law or the Articles.

Out of profits, dividends must first be paid on any outstanding Preference Shares (the “Preference Share Dividend”) in a percentage (the “Preference Share Dividend Percentage”) of the obligatory amount (call) paid up on such shares at the beginning of the fiscal year in respect of which the distribution is made. The Preference Share Dividend Percentage is equal to the Average Main Refinancing Rates during the financial year for which the distribution is made. Average Main Refinancing Rate shall be made understood to mean the average value on each individual day during the financial year for which the distribution is made of the Main Refinancing Rates prevailing on such day. Main Refinancing Rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank. If and to the extent that profits are not sufficient to pay the Preference Share Dividend in full, the deficit shall be paid out of the reserves, with the exception of any reserve, which was formed as share premium reserve upon the issue of Financing Preference Shares. If in any fiscal year the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the deficit is not fully made good no further distributions will be made as described below until the deficit has been made good.

Out of profits remaining after payment of any dividends on Preference Shares such amounts shall be kept in reserve as determined by the Supervisory Board. Out of any remaining profits not allocated to reserve, a dividend shall be paid on the Financing Preference Shares in a percentage over the par value, increased by the amount of share premium that was paid upon the first issue of Financing Preference Shares, which percentage is related to the average effective yield on the prime interest rate on corporate loans in the United States as quoted in the Wall Street Journal. If and to the extent that the profits are not sufficient to pay the Financing Preference Share Dividend in full, the deficit may be paid out of the reserves if the Managing Board so decides with the approval of the Supervisory Board, with the exception of the reserve which was formed as share premium upon the issue of Financing Preference Shares.

Insofar as the profits have not been distributed or allocated to the reserves as specified above, they are at the free disposal of the General Meeting of Shareholders, provided that no further dividends will be distributed on the Preference Shares or the Financing Preference Shares.

The General Meeting may resolve, on the proposal of the Supervisory Board, to distribute dividends or reserves, wholly or partially, in the form of QIAGEN shares.

Other Information F - 62

Subsequent Events

Based on the Company’s review, no events or transactions have occurred subsequent to December 31, 2013 other than those described in Note 28 to the Consolidated Financial Statements, that would have a material impact on the financial statements as presented.

Venlo, April 25, 2014

QIAGEN N.V.

Peer M. Schatz	Roland Sackers

Other Information F - 63

Independent auditor’s report

To the Shareholders, Supervisory Board and Management Board of QIAGEN N.V.

Report on the financial statements

We have audited the accompanying financial statements 2013 of QIAGEN N.V., Venlo, the Netherlands. The financial statements include the consolidated financial statements and the company financial statements. The consolidated financial statement comprise the consolidated balance sheet as at December 31, 2013, and the consolidated income statement, consolidated statement of other comprehensive income, consolidated changes in equity and consolidated statement of cash flows for the year then ended and the notes, comprising a summary of the accounting policies and other explanatory information. The company financial statements comprise the company balance sheet as at December 31, 2013, the company income statement and company statement of changes in equity for the year then ended and the notes, comprising a summary of the accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code and for the preparation of the management report, both in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore management is responsible for such internal control as it determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of QIAGEN N.V. as at December 31, 2013, its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of QIAGEN N.V. as at December 31, 2013 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under Section 2:393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the management report , to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Section 2:392 sub 1 at b-h has been annexed. Further we report that the management report, to the extent we can assess, is consistent with the financial statements as required by Section 2:391 sub 4 of the Dutch Civil Code.

Other Information F - 64

Venlo, April 25, 2014

Ernst & Young Accountants LLP

Signed by N. van Es

Other Information F - 65

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

BY:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date:	July 30, 2014